

The PNC Financial Services Group

2026
Notice of Annual Meeting and Proxy Statement

Annual Meeting of Shareholders
Wednesday, April 22, 2026
11:00 a.m. Eastern Time



Letter from the Chairman and Chief Executive Officer to Our Shareholders

Dear Shareholders,

It is my pleasure to invite you to attend the 2026 Annual Meeting of Shareholders of The PNC Financial Services Group, Inc. The annual meeting will be held on Wednesday, April 22, 2026, at 11:00 a.m. Eastern Time in a virtual-only format via webcast.

We will consider the matters described in the proxy statement and also review business developments since last year's annual meeting of shareholders.

We are again making our proxy materials available to you electronically. We hope this continues to offer you convenience while allowing us to reduce the number of copies we print.

The proxy statement contains important information, and you should read it carefully. Your vote is important, and we strongly encourage you to vote your shares using one of the voting methods described in the proxy statement. Please see the notice that follows for more information.

We look forward to your participation and thank you for your support of PNC.

March 11, 2026

Sincerely,

Bill Demchak

William S. Demchak
Chairman and Chief Executive Officer



Letter from the Presiding Director to Our Shareholders

Fellow Shareholders,

On behalf of the independent directors, thank you for your continued trust and support of PNC.

2025 was a strong year for the company. PNC delivered the best financial performance in its history, reflecting disciplined execution, balanced growth, and continued investment in the franchise. The Board remains confident in management's strategy and ability to deliver long-term value.

In a banking environment shaped by economic uncertainty, consolidation, and rapid technological change, the Board focused its oversight on capital allocation, risk discipline, leadership strength, and major strategic investments. Management executed with the **Smart, Steady, Strategic** approach that has long defined PNC.

Scale and discipline are increasingly important, particularly in retail banking. The Board supports management's focus on organic growth, selective investment, and thoughtful expansion, including the acceleration of the branch strategy and continued modernization of technology and payments capabilities. These actions are intended to strengthen PNC's competitive position while maintaining financial and risk discipline.

The Board also remains focused on leadership and governance. In 2025, PNC further strengthened its senior leadership team with the appointment of Mark Wiedman as President. Oversight of risk, capital strength, cybersecurity, and regulatory matters continues to be a priority, and PNC's strong capital position and sound credit profile support confidence across economic cycles.

We recognize the contributions of PNC's employees, whose execution and commitment are fundamental to the company's performance.

Looking ahead, the Board believes PNC is well positioned for continued success. As independent directors, we remain committed to engaged oversight and governance practices that serve the best interests of PNC's shareholders.

March 11, 2026

Sincerely,

Andrew Feldstein
Presiding Director



The PNC Financial Services Group, Inc. Notice of Annual Meeting of Shareholders

Wednesday, April 22, 2026

11:00 a.m. Eastern Time

Virtual-only Annual Meeting

Our 2026 Annual Meeting of Shareholders will be held in a virtual-only format online via webcast on Wednesday, April 22, 2026, at 11:00 a.m. Eastern Time. The annual meeting will be accessible online, including to vote and/or submit questions, at **www.virtualshareholdermeeting.com/PNC2026. Even if you plan to attend the virtual annual meeting, we encourage you to vote in advance by proxy to ensure your vote is received.**

Items of Business

1. Election of the 13 director nominees named in this proxy statement to serve until the next annual meeting and until their successors are elected and qualified

2. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026

3. Advisory vote to approve named executive officer compensation

4. Approval of The PNC Financial Services Group, Inc. 2026 Omnibus Equity Incentive Plan

We will also consider such other business as may properly come before the meeting.

Record Date

The close of business on January 30, 2026 is the record date for determining the shareholders entitled to receive notice of and to vote at the annual meeting and any adjournment or postponement thereof.

Materials to Review

Our proxy materials became accessible to shareholders starting on March 11, 2026. Shareholders will receive via mail or email our proxy materials or a Notice of Internet Availability of Proxy Materials explaining how to access our proxy materials on proxyvote.com. Instructions for voting by proxy are included in our proxy materials.

March 11, 2026

By Order of the Board of Directors,

Laura Gleason
Corporate Secretary

> **IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS:**
>
> This Notice of Annual Meeting and Proxy Statement and the 2025 Annual Report are available at www.proxyvote.com

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Table of Contents

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2026 Annual Meeting of Shareholders

Wednesday, April 22, 2026

11:00 a.m. Eastern Time

www.virtualshareholdermeeting.com/PNC2026

Record date: January 30, 2026

PARTICIPATE IN THE FUTURE OF PNC PLEASE CAST YOUR VOTE

Your vote is important to us, and we want your shares to be represented at the annual meeting. Please review this proxy statement and vote right away.

Proposals requiring your vote

		For more information	Board recommendation
Item 1	**Election of directors**	Page 13	**FOR each nominee**
Item 2	**Ratification of selection of PricewaterhouseCoopers LLP as PNC's independent registered public accounting firm for 2026**	Page 56	**FOR**
Item 3	**Advisory vote to approve named executive officer compensation**	Page 60	**FOR**
Item 4	**Approval of The PNC Financial Services Group, Inc. 2026 Omnibus Equity Incentive Plan**	Page 117	**FOR**

How to vote your shares

We offer a number of ways for you to vote. Voting instructions are included on the Notice of Internet Availability of Proxy Materials and the proxy card. If you hold shares in "street name," you will receive information from your broker, bank or other nominee regarding how to give them voting instructions.

Internet	Telephone	Mail
		
Vote online: www.proxyvote.com	**Vote by phone: For registered holders: (800) 690-6903 For beneficial holders: (800) 454-8683**	**If you received a printed version of these proxy materials, complete, sign and date your proxy card and return it in the envelope provided.**

If voting by internet or telephone, your vote must be received by 11:59 p.m. ET on Tuesday, April 21, 2026.

401(k) plan participants must give their voting instructions to the plan trustee by 11:59 p.m. ET on April 17, 2026.

You may also attend the virtual annual meeting and vote electronically during the meeting.

See "General Information" in this proxy statement for more information about how to vote your shares, how votes are counted and the vote result required to approve each proposal.

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Proxy statement summary

About PNC

The PNC Financial Services Group, Inc. ("we," "PNC" or the "Company") is one of the largest diversified financial services institutions in the United States, with assets of $574 billion as of December 31, 2025. We have businesses engaged in retail banking, corporate and institutional banking and asset management, providing many of our products and services nationally. Our retail branch network is located coast-to-coast. We also have strategic international offices in Canada, the United Kingdom, Germany and China.

We primarily conduct business through our primary domestic bank subsidiary, PNC Bank, a national banking association. Our non-banking subsidiaries engage in activities that are financial in nature, including market-making, securities underwriting and advisory services and other permitted investment- and merchant banking-related activities.

PNC's Board of Directors (the "Board") and Management Executive Committee (the "MEC") strive to manage PNC for the long term, through all phases of the economic cycle. Our strength and stability as a financial institution have enabled us to pursue growth and scale responsibly, diversifying our geographical presence, business mix and product capabilities through organic growth, strategic bank and non-bank acquisitions and equity investments.

For more information, please see the remainder of this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Form 10-K"). You may read these materials at www.proxyvote.com or on our website at pnc.com/annualmeeting. **The 2025 Form 10-K was filed with the U.S. Securities and Exchange Commission on February 20, 2026, and will be made available to shareholders without charge upon request to: Corporate Secretary, 300 Fifth Avenue, Mail Stop: PT-PTWR-18-1, Pittsburgh, PA 15222 USA or corporate.secretary@pnc.com.** This proxy statement and related soliciting materials became accessible for shareholder review beginning on March 11, 2026.



PNC's Coast-to-Coast Franchise

National: Asset Management, Corporate & Institutional Banking and Retail Digital Presence (includes AK, HI)

Regional: Asset Management, Corporate & Institutional Banking and Retail Bank Branch Presence

Strategic international offices:
- Canada
- United Kingdom
- Germany
- China

PNC snapshot (as of 12/31/2025)

Assets	**$574 billion**
Deposits	**$441 billion**
Shareholders' equity	**$61 billion**
Assets under admin.	**$472 billion**
Branches	**~2,200**
Employees	**~55,000**

4th largest branch network in the U.S. with presence in the 30 largest U.S. markets

The PNC franchise — at a glance

We are organized around our customers and communities for strong relationships and local delivery of retail and business banking, including a full range of lending products; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management and asset management.

Retail Banking

PNC Retail Banking serves the holistic needs of consumers and small businesses across the U.S.

- We seek to build lifelong relationships by offering a full set of solutions to meet personal and business banking needs as they evolve over time, including deposits, payments, lending, credit cards, wealth advisory, financial wellness solutions and brokerage services.

- We help small business clients run their businesses better through our industry-leading suite of treasury management, advisory, lending and liquidity management solutions.

- We stay connected to our customers with our network of approximately 2,200 branches, 58,000 PNC and partner ATMs, and thousands of bankers, as well as telephonic, online and mobile banking channels.

Asset Management Group

PNC's Asset Management Group provides comprehensive private banking services for high net worth and ultra-high net worth individuals and families as well as custom investment and advisory solutions for a wide range of institutional clients.

- **PNC Private Bank**® provides tailored investments, wealth planning, trust and estate administration and credit and cash management services.

- **PNC Private Bank Hawthorn**® is one of the country's largest multi-family offices, providing integrated wealth management solutions.

- **PNC Institutional Asset Management**® serves as an investment manager and trustee for companies, not-for-profit organizations and retirement plans. PNC Capital Advisors, LLC, a multi-strategy registered investment adviser, focuses on supporting clients' long-term investment objectives.

Corporate & Institutional Banking

PNC's Corporate & Institutional Banking ("C&IB") helps businesses fuel their financial strategies and achieve their business objectives through value-added advisory services, innovative solutions and expert bankers.

- PNC builds deep and lasting relationships with its clients through value-added offerings, such as treasury management, capital markets and international banking services, and expert bankers devoted to specific industries and/or financial strategies.

- We are proud to be one of the top five treasury management providers in the U.S.

- Our 21,700 primary clients† include some of the leading companies in the U.S. and global economies as well as thousands of mid-sized businesses, real estate developers, healthcare organizations, municipalities, higher education institutions and nonprofits across our local communities.

Doing right is a brilliant way to do business.

At PNC we are committed to doing the right thing for our shareholders, customers, communities and employees. PNC is the bank it is today thanks to our history of working in service of our constituents.

† Primary clients represent clients in C&IB's Commercial Banking, Public Finance and all other C&IB businesses with trailing twelve-month revenue of at least $10k, $25k and $50k, respectively.

2025 financial performance highlights

By virtually all financial measures, 2025 was a successful year.

PNC generated net income of $7.0 billion, which equates to $16.59 diluted earnings per share ("EPS"). We believe these results demonstrate the strength of the PNC franchise, including our diversified business mix, our disciplined approach to balance sheet management and our strong risk management framework. In 2025, we returned $3.9 billion of capital to shareholders through dividends on common stock of more than $2.6 billion and more than $1.2 billion of common stock repurchases.

2025 Highlights

- Generated record revenue, an increase of 7% from the previous year, reflecting franchise-wide growth in client relationships and activity

- Expenses well-controlled, increasing 2% from 2024, reflecting continued investments in businesses, technology and employees; generated 5% positive operating leverage

- Grew loans and deposits; maintained strong credit quality

- Increased capital position while returning $3.9 billion to shareholders through dividends and stock repurchases

(dollars in billions, except per share data)	Dec. 31, 2025	Dec. 31, 2024	YoY change
Revenue	$ 23.1	$ 21.6	7%
Non-interest expense	$ 13.8	$ 13.5	2%
Net income	$ 7.0	$ 6.0	18%
Diluted earnings per share	$ 16.59	$ 13.74	21%
Total Loans	$ 331.5	$ 316.5	5%
Total Deposits	$ 440.9	$ 426.7	3%
Book value per common share	$140.44	$122.94	14%
Tangible book value per common share (non-GAAP)†	$112.51	$ 95.33	18%
Common equity Tier 1 (CET1) capital ratio	10.6%	10.5%	10 bps

† See Annex A – Non-GAAP to GAAP reconciliations.

Smart, Steady, Strategic Growth

Closed the acquisition of Colorado-based FirstBank on January 5, 2026

On January 5, 2026, PNC completed its acquisition of FirstBank Holding Company, including its banking subsidiary FirstBank. As of close, FirstBank had $26 billion of assets, $16 billion of loans and $23 billion of deposits. Effective January 5, 2026, FirstBank's financial results are included in PNC's consolidated operations and will be reported in PNC's first quarter 2026 results.

This acquisition propels Colorado to one of PNC's top markets nationwide, more than tripling the size of PNC's branch network in the state to 120 branches. Upon completion of branch conversions, PNC will become the leading bank in Denver based on both retail deposit share (20%) and branch share (14%), positioning Denver as one of PNC's largest markets for commercial and business banking. This acquisition also expands PNC's presence in Arizona to more than 70 branches, 13 of which are FirstBank branches. Building on FirstBank's local relationships, PNC intends to expand its corporate and private banking franchises in Colorado and Arizona.

Stakeholder engagement

PNC highly values engagement with its shareholders and other stakeholders and maintains an active dialogue with them throughout the year.

We regularly engage with current and prospective shareholders and fixed income investors, financial industry analysts and credit rating agencies, among others. Our engagement activities encompass both targeted outreach and inbound inquiries.

We discuss a wide variety of topics through our engagements, such as strategy, financial and operating performance, corporate responsibility matters and corporate governance, among others. Engagements generally are coordinated by our investor relations team. In 2025, these engagements included participation from our Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), and leaders from our lines of business and technology, risk, corporate responsibility, corporate governance and human resources functions. Our Presiding Director, Andrew T. Feldstein, also participated, as appropriate, based on the topics being covered.

Management reports to the independent directors regarding their discussions with investors and engagement with shareholders and other stakeholders. Shareholder and stakeholder feedback may be considered by management or the Board to inform company practices.

Highlights from 2025 include the following:

>170 **Equity & Fixed Income Firms** **Engaged with management in 2025**	**10** **Investor Conferences** **Participated in during 2025**
>70% **of Shares Held by the Top 100 Active Shareholders** **Represented in 2025 engagements**	**>300** **Institutional Investors** **Met with in 2025**

Corporate responsibility

The Board is committed to high ethical standards and has ultimate oversight of PNC's strategy, including corporate responsibility matters that are material to our business. The full Board oversees such matters directly, informed by each committee's oversight of the corporate responsibility matters within its purvie as set forth in their respective committee charters.

Under the Board's oversight, we made considerable progress in 2025 across the full spectrum of corporate responsibility matters, including the notable recent highlights below.

Investing in our employees:

- PNC further developed our talent strategy by launching the Brilliant Thrives Here® Employee Value Proposition, strengthening our ability to attract and retain top talent; in 2025, attrition among top-rated employees was less than half the enterprise-wide voluntary rate.

- We advanced our enterprise artificial intelligence ("AI") strategy and deployed multiple generative AI platforms across the organization, including Microsoft Copilot, to enhance employee productivity and supplement decision-making.

- During 2025, more than 3,000 employees, through our partnership with Guild, began education programs and 1,700 employees graduated from programs offered through Guild.

Supporting our customers:

- We increased our investment in our branch network to $2 billion, reflecting our focus on building local connections and growing our coast-to-coast franchise. We announced that we will open more than 300 new branches by 2030 and we reaffirmed our plans to complete the renovation of our existing branch network by 2029.

- On the fraud prevention front, we enhanced risk posture and matured two-way text messaging communication features to help keep customers informed and protected.

- We deployed our mobile bank branches on more than 3,400 visits, reinforcing our commitment to financial access and inclusion.

- We fulfilled our $30 billion Environmental Finance Pledge in 2025. This pledge mobilized financing across multiple lines of business, supporting renewable energy, green buildings and clean transportation.

Empowering our communities:

- We exceeded the total commitment of our four-year $88 billion Community Benefits Plan. This plan has strategically deployed economic development funding in low-to-moderate income communities across our markets through loans, investments, affordable housing solutions, and charitable and other financial support.

- Our Community Development Banking team extended a total of $660 million in loans and investments in 2025, up from $469 million in 2024.

- Our PNC Multifamily Capital team closed their 100th affordable housing fund syndication ("Fund 100") in 2025. Fund 100 will invest $175 million in affordable housing development and rehabilitation across 10 states and the District of Columbia and underscores PNC's long-standing commitment to creating and preserving affordable housing across the United States.

- In 2025, our employees volunteered approximately 85,000 hours across certified partner organizations focused on early childhood education or economic opportunity. Additionally, nearly $1.8 million in volunteer grants were earned by employees' efforts and paid to those organizations.

Proposals requiring your vote

Item 1 – Election of directors

> **The Board recommends voting "FOR" each of our 13 director nominees named below.**

Our slate of 13 director nominees is 92% independent. Each nominee meets the independence standards in our corporate governance guidelines and New York Stock Exchange ("NYSE") rules, except our CEO.

Name	Age*	Director Since	Independent	Committee Memberships	Other Public Co. Boards
Joseph Alvarado Former Chairman, President and CEO, Commercial Metals Company	73	2019	☑	Audit; Corporate Responsibility	3
Debra A. Cafaro Chairman and CEO, Ventas, Inc.	68	2017	☑	Audit; Human Resources (Chair)	1
Marjorie Rodgers Cheshire Principal, A&R Development Corp.	57	2014	☑	Corporate Responsibility (Chair); Nominating and Governance; Risk	1
Douglas A. Dachille Former Chief Investment Officer, American International Group, Inc.	62	2025	☑	Risk; Technology	2
William S. Demchak Chairman and CEO, The PNC Financial Services Group, Inc.	63	2013	—	Risk	—
Andrew T. Feldstein (Presiding Director) Former CEO and Chief Investment Officer, BlueMountain Capital Management, LLC	61	2013	☑	Human Resources; Nominating and Governance (Chair); Risk	—
Richard J. Harshman Former Chairman, CEO and President, Allegheny Technologies Incorporated	69	2019	☑	Audit (Chair); Human Resources; Nominating and Governance	1
Daniel R. Hesse Former President and CEO, Sprint Corporation	72	2016	☑	Nominating and Governance; Technology (Chair)	1
Renu Khator Chancellor, University of Houston System and President, University of Houston	70	2022	☑	Audit; Nominating and Governance	1
Linda R. Medler Retired Brigadier General, United States Air Force and Founder, President and CEO, L A Medler & Associates, LLC	69	2018	☑	Risk; Technology	1
Robert A. Niblock Former Chairman, President and CEO, Lowe's Companies, Inc.	63	2022	☑	Audit; Human Resources	1
Martin Pfinsgraff Retired Senior Deputy Comptroller Large Bank Supervision, Office of the Comptroller of the Currency	71	2018	☑	Audit; Risk (Chair)	—
Bryan S. Salesky Co-Founder and CEO, Stack AV Co.	45	2021	☑	Corporate Responsibility; Technology	—

* Age as of April 22, 2026.

Snapshot of Board skills and refreshment

Our 13 director nominees individually possess track records of high professional achievement and diverse perspectives, experience, knowledge and skills. Our nominees have held leadership responsibility at large organizations across a variety of roles, including in many cases as CEO. As experienced leaders, they bring to PNC their substantial knowledge, experience and perspectives on strategy, competition and value creation, corporate culture, governance and stakeholder constituencies, along with other relevant experiences, qualifications, attributes and skills that contribute to a well-rounded, effective Board.

Experience, qualifications, attributes and skills

Large institution leadership 13
Public company board 10
Regulatory / risk management 9
Finance / accounting / audit 8
Financial services 6
Marketing / branding / retail 5
Corporate responsibility 7
Technology / cybersecurity 4
Talent management / succession planning 12

We strive to maintain an appropriate mix of newer directors, medium-tenured directors and longer-tenured directors. The Board and its Nominating and Governance Committee recognize the value of having a variety of viewpoints on the Board, including fresh perspectives as well as contributions from directors who have developed increasing insight into PNC over the course of their tenure.



Director nominee distribution based on tenure

4
4
5
Avg.
7.3 yrs
<5 yrs
5-9 yrs
9+ yrs

Board refreshment:

4 new director appointments since 2020

For more information about our nominees' qualifications, see "Item 1 – Election of directors" beginning on page 13 of this proxy statement.

Corporate governance highlights

Our corporate governance practices are designed to serve our stakeholders' interest in effective governance and robust independent board oversight at PNC.

Annual elections:	▪ The entire Board is elected each year; we have no staggered elections.
Majority vote standard:	▪ The election of directors is subject to a majority voting requirement; any director who does not receive a majority of the votes cast in an uncontested election must tender his or her resignation to the Board.
Robust independent oversight:	▪ Our director independence standards are based on NYSE standards and are incorporated in our corporate governance guidelines.
	▪ Under our corporate governance guidelines, the Board is required to have a substantial majority (at least two-thirds) of independent directors. All of our current directors and nominees to the Board are independent, except our CEO.
	▪ The Board regularly holds executive sessions of its independent directors with no members of management present.
	▪ All Board committees with specific areas of responsibility are composed entirely of independent directors, other than the Risk Committee. We believe the CEO's membership on the Risk Committee helps facilitate the committee's effective monitoring and evaluation of enterprise strategy and risk-taking activities.
Independent Board leadership:	▪ The Presiding Director, Andrew T. Feldstein, serves as the Board's lead independent director.
	▪ The Presiding Director has specific duties relating to Board operations and governance, including approval of Board meeting agendas and presiding over executive sessions of the Board's independent directors.
Well-developed committee structure:	▪ To operate more effectively, the Board conducts certain oversight and governance activities through a robust committee structure. The Board currently has six committees with distinct areas of responsibility:

(1) Audit Committee   (4) Risk Committee
(2) Human Resources Committee   (5) Corporate Responsibility Committee
(3) Nominating and Governance Committee   (6) Technology Committee

CEO / senior executive succession planning:	▪ Succession planning encompasses both long-term succession scenarios and contingencies or unplanned scenarios.
	▪ At least annually, the Human Resources Committee of the Board reviews a detailed succession planning report from PNC's talent management function. The report typically includes a discussion of the individual performance of each executive officer, as well as succession plans and development initiatives for other emerging talent.
Director education:	▪ All new directors undergo a director orientation program, which includes written materials and personalized orientation sessions.
	▪ Our continuing education program takes into account directors' knowledge and experience and our risk profile. It includes training on complex products and services, our lines of business, significant risks to the Company, applicable laws, regulations and supervisory requirements, and other relevant topics, as identified by the Board and members of senior management.
Board evaluations:	▪ The Board and its committees each conduct a self-evaluation annually under the oversight of the Nominating and Governance Committee. Feedback is obtained through discussions among the Board and committee members. Appropriate action plans are then developed to implement enhancements and other changes based on the feedback received.

Retirement policy:	▪ The Board has set age 75 as the mandatory retirement age for directors, subject to waiver by the Board when determined to be in the best interests of the Company.
Directors' external commitments:	▪ Audit Committee members may not serve on the audit committees of more than three public companies, including PNC.
	▪ The Board will consider a director's availability to fulfill his or her responsibilities as a director if he or she serves on more than three other public company boards.

Item 2 – Ratification of independent registered public accounting firm

> **The Board recommends voting "FOR" the proposal to ratify the selection of PricewaterhouseCoopers LLP as PNC's independent registered public accounting firm for 2026.**

The Audit Committee of the Board is responsible for the appointment, compensation, evaluation, retention and oversight of PNC's independent auditors. The Audit Committee has selected PricewaterhouseCoopers LLP as the independent auditors who shall audit the consolidated financial statements of PNC and its subsidiaries for the year ending December 31, 2026. The Audit Committee and the Board believe the continued retention of PricewaterhouseCoopers LLP is in the best interest of PNC.

Item 3 – Advisory vote to approve named executive officer compensation

The Board recommends voting "FOR" the advisory resolution to approve the compensation of PNC's named executive officers as described in the Compensation discussion and analysis, compensation tables and related disclosure in this proxy statement.

Executive compensation highlights

Management of talent and executive compensation is a vital part of PNC's governance and risk management activities. Set forth below is an overview of how we approach our executive compensation program and make the decisions that we do.

Evaluating performance: We believe an effective executive compensation program requires a comprehensive evaluation of performance across multiple categories. Our evaluation generally includes a review of PNC's financial performance, how we executed against our strategic objectives and how we manage risk, the customer experience, talent management, financial accountability and leadership. See "Compensation discussion and analysis" in this proxy statement for a detailed discussion of how performance was evaluated.

Risk-mitigating features: Our executive compensation program includes several complementary, risk-mitigating features:

– We provide incentives for performance over different time horizons (short- and long-term).

– We embed performance goals into a significant portion of our long-term incentive awards and include a risk-based performance review that could reduce or eliminate the awards.

– We place a substantial majority of compensation at risk, including deferring at least 50% of our named executive officers' compensation into equity-based long-term incentive awards that are not payable for several years.

– We reward achievement against both quantitative and qualitative goals, while allowing for discretion.

– We connect pay to company performance, relative to our internal objectives as well as the performance of a carefully selected performance peer group.

– We consider market data and trends when making pay decisions.

2025 compensation decisions

The table below shows for each named executive officer ("NEO") the 2025 incentive compensation target set by the Human Resources Committee of the Board (the "HR Committee") in the first quarter of 2025, and the actual annual cash incentive and long-term equity-based incentive awarded by the HR Committee in the first quarter of 2026 for 2025 performance.

	William S. Demchak Chairman and CEO	Robert Q. Reilly Exec. VP and CFO	Mark Wiedman[1] President	Deborah Guild Exec. VP and Head of Technology	Alexander E. C. Overstrom Exec. VP and Head of Retail Banking	E William Parsley, III[2] Former Exec. VP and Chief Operating Officer ("COO")
Incentive compensation target for 2025	**$23,700,000**	**$6,800,000**	**$ 7,350,000**	**$5,900,000**	**$ 5,800,000**	**$ 7,800,000**
Incentive compensation awarded for 2025 performance	**$33,700,000**	**$9,300,000**	**$10,225,000**	**$6,250,000**	**$ 6,300,000**	**n/a**
Annual cash incentive portion	$ 9,200,000	$ 3,300,000	$ 3,237,500	$2,825,000	$ 2,100,000	n/a
Long-term equity incentive portion	$ 24,500,000	$ 6,000,000	$ 6,987,500	$3,425,000	$ 4,200,000	n/a
Incentive compensation disclosed in the Summary compensation table[3]	**$26,700,184**	**$7,800,070**	**$ 8,437,590**	**$5,825,176**	**$ 5,100,176**	**$ 5,355,213**
Annual cash incentive portion (2025 performance)	$ 9,200,000	$ 3,300,000	$ 3,237,500	$2,825,000	$ 2,100,000	n/a
Long-term equity incentive portion (2024 performance)[4]	$17,500,184	$4,500,070	$ 5,200,090	$3,000,176	$ 3,000,176	$ 5,355,213

(1) Mr. Wiedman was appointed President on April 17, 2025. Mr. Wiedman's 2025 incentive compensation target is the amount prorated to reflect his partial year employment. Mr. Wiedman's full year 2025 compensation target was $10,500,000.

(2) Mr. Parsley ceased serving as an executive officer effective July 1, 2025 and separated from PNC on December 31, 2025, in connection with a planned reorganization. As a result, Mr. Parsley was not eligible to receive incentive compensation for 2025 performance.

(3) Under SEC regulations, the incentive compensation amounts disclosed in the Summary compensation table include the annual cash incentive award paid in 2026 for 2025 performance (the "Non-Equity Incentive Plan Compensation" column) and the long-term equity-based incentive award granted in 2025 for 2024 performance (the "Stock Awards" column).

(4) Mr. Wiedman was granted the long-term equity incentive portion on April 17, 2025 in connection with his appointment as President. All other NEOs were granted the long-term equity incentive portion on February 14, 2025 relating to 2024 performance.

Significant portion of compensation is equity-based and not payable for several years

The HR Committee believes that a significant portion of compensation should be at risk or variable, tied to PNC stock performance and not payable until earned (if at all) for several years. Accordingly, at the beginning of the year, the HR Committee establishes a specific minimum percentage of each NEO's total compensation that will be delivered through long-term equity-based awards. For 2025, the HR Committee established minimum equity percentages for each NEO ranging from 50% to 70%. The specific mix of cash and equity for each NEO is set forth in the table below and discussed in more detail in "Compensation discussion and analysis—2025 incentive compensation decisions" in this proxy statement.

		William S. Demchak	Robert Q. Reilly	Mark Wiedman	Deborah Guild	Alexander E. C. Overstrom	E William Parsley, III
Total compensation mix:	**Long-term incentive**	70%	60%	65%	50%	60%	n/a
	Cash compensation*	30%	40%	35%	50%	40%	n/a
Total incentive compensation mix:	**Long-term incentive**	73%	65%	68%	55%	67%	n/a
	Annual cash incentive	27%	35%	32%	45%	33%	n/a

* Includes annual base salary and annual cash incentive

Item 4 – Approval of The PNC Financial Services Group, Inc. 2026 Omnibus Equity Incentive Plan

> **The Board recommends voting "FOR" the proposal to approve The PNC Financial Services Group, Inc. 2026 Omnibus Equity Incentive Plan**

We are asking our shareholders to approve a new equity incentive plan, The PNC Financial Services Group, Inc. 2026 Omnibus Equity Incentive Plan (the "2026 Plan"). The 2026 Plan is intended to replace our current equity incentive plan, The PNC Financial Services Group, Inc. 2016 Incentive Award Plan (the "Prior Plan"), which will expire on April 25, 2026.

The Board previously approved the 2026 Plan, subject to approval by PNC shareholders, upon the recommendation of the HR Committee.

Long-term equity compensation plays an important part in PNC's pay-for-performance philosophy. The Board believes that adoption of the 2026 Plan will further PNC's ability to attract, retain and motivate top-quality management, employees, officers and non-employee directors of PNC and its subsidiaries, upon whose judgment and efforts we rely to promote the long-term growth and financial success of PNC and our shareholders. The 2026 Plan is intended to provide participants with incentives to maximize their performance on behalf of PNC through equity-based awards that provide them with opportunities for stock ownership.

If our shareholders approve the 2026 Plan at the annual meeting, PNC will not make any further awards under the Prior Plan following the date of the annual meeting and will instead make awards under the 2026 Plan. If our shareholders do not approve the 2026 Plan, we will be unable to make any awards following the termination of the Prior Plan.

We have a demonstrated track record of disciplined equity usage and effective dilution management, as evidenced by our consistently low burn rates, averaging 0.49% over the last three years. The maximum aggregate number of shares of our common stock that are available for issuance under the 2026 Plan will be no more than (i) 28,000,000 shares (representing approximately 7.17% of PNC's outstanding common stock as of December 31, 2025), plus (ii) the number of shares that are authorized but not issued under the Prior Plan as of the date that the 2026 Plan is approved by our shareholders.

Item 1 – Election of directors

The Board is PNC's highest governing body and oversees PNC's strategy, business and corporate culture.

The entire Board stands for election at each annual meeting of shareholders, consistent with PNC's governing documents. Each director who is elected at the annual meeting of shareholders will serve a one-year term until the next year's annual meeting and the election of a successor or until the director's earlier death, resignation or removal.

The Board is authorized to have 13 members at the date of PNC's 2026 annual meeting of shareholders. This proxy statement provides information about the 13 director nominees who will be presented for election at the 2026 annual meeting.

We encourage shareholders to review the sections listed below for detailed information about our 13 director nominees, the composition of the Board and our director nomination process.

Directors' biographical information (pages 14 to 26)

- Name and age (as of April 22, 2026)

- The year in which they first became a director of PNC

- Principal occupation and public company directorships over the past five years

- The specific experience, qualifications, attributes or skills that led to the Board's conclusion that the individual should serve as a director

Board composition and the director nomination process (pages 27 to 32)

- Overview of the skills and experience of the Board as a whole

- Independence standards

- Summary of our director nomination process

> ## The Board of Directors recommends voting "**FOR**" each of our 13 director nominees

Additional information about our nominations:

- Each nominee was reviewed and recommended by the Nominating and Governance Committee of the Board (the "N&G Committee"). The N&G Committee is responsible for identifying individuals who are qualified to become PNC directors and for recommending to the Board the slate of nominees to present to shareholders at each annual meeting.

- Each nominee is a current member of the Board. Each nominee was previously elected by shareholders at our 2025 annual meeting.

- Each nominee has consented to being named in this proxy statement and to serve as a director if elected. The Board has no reason to believe any nominee will be unavailable or unable to serve as a director.

- In the event a nominee becomes unable to serve as a director, proxies will be voted for the election of such other person as the Board may designate as a nominee, unless the Board chooses to reduce the number of directors authorized to serve on the Board.

Our director nominees

Joseph Alvarado
— Former Chairman, President and Chief Executive Officer, Commercial Metals Company (NYSE: CMC)



Age: 73

Director since 2019

Independent director

Board committees:
- Audit
- Corporate Responsibility

Experience, Qualifications, Attributes or Skills:

The Board values Mr. Alvarado's extensive business knowledge and experience in accounting, sales, manufacturing, planning and global operations.

Other Public Company Directorships (within the past 5 years):

Arcosa, Inc.
Kennametal, Inc.
Trinseo PLC

Professional Background:

Joseph Alvarado is the former Chairman, President and Chief Executive Officer of Commercial Metals Company ("CMC"), a Fortune 500 global metals company that under his leadership was active in recycling, manufacturing, fabricating and trading. In this role, Mr. Alvarado was responsible for the overall strategic leadership of CMC, with nearly 9,000 employees and operations in over 200 locations in more than 20 countries. Mr. Alvarado served as Chairman, President and CEO of CMC for approximately seven years, retiring in 2018. Mr. Alvarado previously served as Executive Vice President and Chief Operating Officer of CMC from 2010 to 2011, during which time he had full profit and loss and operating responsibility for the company's diverse global businesses.

Prior to his career with CMC, Mr. Alvarado was an Operating Partner for Wingate Partners and The Edgewater Funds from 2009 to 2010, where he consulted on new deal evaluation and portfolio company management. Mr. Alvarado worked for a number of other businesses throughout his career of more than four decades within the steel, metal processing, energy and chemical industries. Mr. Alvarado held the positions of President at United States Steel Tubular Products, Inc. from 2007 to 2009; President and Chief Operating Officer at Lone Star Technologies from 2004 to 2007; Vice President, Long Product Sales and Marketing, North America at ArcelorMittal from 1998 to 2004; and Executive Vice President, Commercial for Birmingham Steel from 1997 to 1998. Mr. Alvarado also held various positions at Inland Steel Company from 1976 to 1997, ultimately serving as President, Inland Steel Bar Company (a division of Inland Steel Company) from 1995 to 1997.

Mr. Alvarado received a BA in Economics from the University of Notre Dame and an MBA from Cornell University's SC Johnson Graduate School of Management.

Debra A. Cafaro
— Chairman and Chief Executive Officer, Ventas, Inc. (NYSE: VTR)



Age: 68

Director since 2017

Independent director

Board committees:
- Audit
- Human Resources (Chair)
- Executive

Experience, Qualifications, Attributes or Skills:

The Board values Ms. Cafaro's extensive corporate leadership, knowledge and experience. Her years of experience as a public company CEO in the financial sector provide insight into the oversight of financial and accounting matters. Her vision as a strategic thinker adds depth and strength to the Board in its oversight of PNC's continued growth. The Board also values Ms. Cafaro's active community involvement.

Other Public Company Directorships (within the past 5 years):

Ventas, Inc.

Professional Background:

Debra A. Cafaro is Chairman of the Board and Chief Executive Officer of Ventas, Inc. ("Ventas"), an S&P 500 company that is a leading owner of senior housing, healthcare and research properties.

Building on her early career in law and over 25 years of tenure as CEO of Ventas, Ms. Cafaro is broadly engaged across the business, public policy and nonprofit sectors. She is a past chair of the Real Estate Roundtable and the Economic Club of Chicago, and is a member of the American Academy of Arts & Sciences and The Business Council. She serves on the boards of the Civic Committee of the Commercial Club of Chicago and the University of Chicago. Ms. Cafaro has been recognized multiple times by *Harvard Business Review* as one of the top 100 global CEOs and by *Modern Healthcare* as one of the top 100 leaders in healthcare.

Ms. Cafaro received a JD from the University of Chicago Law School and a BA from the University of Notre Dame.

Marjorie Rodgers Cheshire
— Principal, A&R Development Corp.



Age: 57

Director since 2014

Independent director

Board committees:
- Nominating & Governance
- Risk
- Corporate Responsibility (Chair)

Experience, Qualifications, Attributes or Skills:

The Board values Ms. Cheshire's executive management experience and her background in real estate, marketing and media, as well as her active involvement in the Baltimore community.

Other Public Company Directorships (within the past 5 years):

Empowerment & Inclusion Capital I Corp. (until December 2022)
Exelon Corporation

Professional Background:

Marjorie Rodgers Cheshire is a corporate board director and an investor in commercial real estate. She is a Principal of A&R Development Corp. ("A&R"), a diversified real estate investment company that owns and invests in large scale multifamily, mixed use and retail real estate in the Baltimore and Washington, DC markets. Ms. Cheshire additionally served as A&R's President and Chief Operating Officer from 2004 to 2021, and was responsible for the firm's business operations, asset management and strategic initiatives.

Ms. Cheshire also spent many years in senior leadership positions in the media and sports industries. Ms. Cheshire was the Senior Director of Brand & Consumer Marketing for the National Football League, a Vice President of Business Development for Oxygen Media, and a Director and Special Assistant to the Chairman and CEO of ESPN. Early in her career, Ms. Cheshire worked as a consultant at The Boston Consulting Group and in brand management at Nestlé Foods.

Ms. Cheshire is chair of the board of Baltimore Equitable Insurance and is a trustee of Johns Hopkins Medicine and Johns Hopkins Hospital.

Ms. Cheshire received a BS in Economics from the Wharton School of the University of Pennsylvania and an MBA from the Stanford University Graduate School of Business.

Douglas A. Dachille
— Former Chief Investment Officer, American International Group, Inc. (NYSE: AIG)



Age: 62

Director since 2025

Independent director

Board committees:
- Risk
- Technology

Experience, Qualifications, Attributes or Skills:

The Board values Mr. Dachille's decades of investment management expertise and his strategic thinking. Mr. Dachille has an extensive track record in asset management, structured finance and risk management. His experience with key strategic issues in the insurance, banking and asset management industries will be an asset to the Board as PNC navigates potential growth opportunities.

Other Public Company Directorships (within the past 5 years):

BridgeBio Pharma, Inc.
Equitable Holdings, Inc.

Professional Background:

Mr. Dachille served as Executive Vice President and Chief Investment Officer for American International Group, Inc. ("AIG"), a leading global insurance organization, from September 2015 to June 2021. Before assuming these roles at AIG, Mr. Dachille served as the Chief Executive Officer of First Principles Capital Management, LLC ("First Principles"), an institutional fixed income investment manager, from September 2003 until its acquisition by AIG in September 2015. Prior to co-founding First Principles, he was President and Chief Operating Officer of Zurich Capital Markets. Mr. Dachille began his career at JPMorgan & Co., a predecessor to JPMorgan Chase & Co., where he served as the Global Head of Proprietary Trading and Co-Treasurer.

Mr. Dachille earned his bachelor's degree in a special joint biomedical education program through Union College and Albany Medical College and an MBA in finance from the University of Chicago.

William S. Demchak
— Chairman and Chief Executive Officer, The PNC Financial Services Group, Inc. (NYSE: PNC)



Age: 63

Director since 2013

Management director

Board committees:
- Risk
- Executive

Experience, Qualifications, Attributes or Skills:

The Board believes that the current CEO should also serve as a director. Under the leadership structure discussed elsewhere in this proxy statement, a CEO-director acts as a liaison between the Board and management, and assists the Board in its oversight of the Company. Mr. Demchak's experience and strong leadership provide the Board with insight into the business and strategic priorities of PNC.

Other Public Company Directorships (within the past 5 years):

None

Professional Background:

William S. Demchak is the Chairman and Chief Executive Officer of PNC, one of the largest diversified financial services companies in the United States.

Mr. Demchak joined PNC in 2002 as Chief Financial Officer. In July 2005, he was named head of PNC's Corporate & Institutional Banking segment, responsible for PNC's middle market and large corporate businesses, as well as capital markets, real estate finance, equity management and leasing. Mr. Demchak was promoted to Senior Vice Chairman in 2009 and named Head of PNC Businesses in August 2010. He held the office of President from April 2012 through February 2024 and has served as Chief Executive Officer since April 2013 and as Chairman since April 2014.

Before joining PNC in 2002, Mr. Demchak served as the Global Head of Structured Finance and Credit Portfolio for JPMorgan Chase & Co. He also held key leadership roles at J.P. Morgan & Co. prior to its merger with The Chase Manhattan Corporation in 2000, establishing JPMorgan Chase & Co. He was actively involved in developing JPMorgan Chase & Co.'s strategic agenda and was a member of the company's capital and credit risk committees.

Mr. Demchak is a member and past chairman of the board of directors of the Bank Policy Institute and is a member of The Business Council and the Federal Advisory Committee for the Federal Reserve. In addition, he is the past chairman of the Allegheny Conference on Community Development and is a member of the board of directors of the Pittsburgh Cultural Trust.

Mr. Demchak received a BS from Allegheny College and an MBA from the University of Michigan.

Andrew T. Feldstein
— Former Chief Executive Officer and Chief Investment Officer, BlueMountain Capital Management, LLC



Age: 61

Director since 2013

Presiding Director
(lead independent director)

Board committees:
- Human Resources
- Nominating and Governance (Chair)
- Risk
- Executive (Chair)

Experience, Qualifications, Attributes or Skills:

The Board values Mr. Feldstein's extensive financial and risk management expertise. As founder and former CEO of BlueMountain Capital Management, LLC and through his senior management positions at JPMorgan, Mr. Feldstein built a reputation for innovation and significant insight into risk management. The Board believes these skills are particularly valuable to Mr. Feldstein's role as Presiding Director and to the Board's effective oversight of risk management, as well as a valuable resource to PNC as it continues to grow its business while maintaining a strong balance sheet.

Other Public Company Directorships (within the past 5 years):

None

Professional Background:

Andrew T. Feldstein, our Presiding Director, is the former Chief Executive Officer and Chief Investment Officer of BlueMountain Capital Management, LLC ("BlueMountain"). Mr. Feldstein also served as the Chief Investment Officer of Assured Guaranty Ltd., a leading provider of financial guaranty insurance, following its acquisition of BlueMountain in 2019. Under Mr. Feldstein's leadership, BlueMountain was a leading alternative asset manager with $18 billion in assets under management.

Prior to co-founding BlueMountain in 2003, Mr. Feldstein spent over a decade at JPMorgan Chase & Co., where he was a Managing Director and served as Head of Structured Credit, Head of High Yield Sales, Trading and Research, and Head of Global Credit Portfolio.

Mr. Feldstein serves on the board of trustees of The Northwestern Mutual Life Insurance Company, a leading provider of personal life insurance in the U.S. market, and is a member of the Harvard Law School Leadership Council.

Mr. Feldstein received a BA from Georgetown University and a JD from Harvard Law School.

Richard J. Harshman

— Former Chairman, President and Chief Executive Officer, Allegheny Technologies Incorporated (NYSE: ATI)



Age: 69

Director since 2019

Independent director

Board committees:

- Audit (Chair)
- Human Resources
- Nominating and Governance
- Executive

Experience, Qualifications, Attributes or Skills:

The Board values Mr. Harshman's depth of experience with the operational, human capital management, sustainability and financial aspects of leading a public company, including as chief executive officer, chief financial officer and chief operating officer. The Board also values Mr. Harshman's active involvement in the Pittsburgh community and his prior board leadership experience as the lead independent director for another publicly-traded company.

Other Public Company Directorships (within the past 5 years):

Ameren Corporation

Professional Background:

Richard J. Harshman is the retired Executive Chairman and former President and Chief Executive Officer of Allegheny Technologies Incorporated (now known as ATI Inc.) ("ATI"), a global manufacturer of technically advanced specialty materials and complex parts and components. Mr. Harshman served as the Chairman, President and CEO of ATI from 2011 through 2018. Mr. Harshman previously served in other roles at ATI, including President and Chief Operating Officer from 2010 to 2011, Executive Vice President and Chief Financial Officer from 2000 to 2010 and other roles of increasing responsibility since 1996. Mr. Harshman began his career as an internal auditor at Teledyne, Inc., a predecessor company to ATI, in 1978.

Mr. Harshman is active within the Pittsburgh community, including through his service with several nonprofit boards. He is the immediate past chair and a current member of the Executive Committee of the Board of Trustees of the Pittsburgh Cultural Trust. Mr. Harshman also is a member of the Executive Committee of the Board of Directors of the United Way of Southwestern Pennsylvania. Previously, he served as the chair of the Allegheny Conference on Community Development and as a member of the board of trustees of Robert Morris University, in addition to his service with other Pittsburgh-based nonprofit organizations.

Mr. Harshman received a BS in Accounting from Robert Morris University and was previously licensed as a Certified Public Accountant by the California Board of Accountancy.

Daniel R. Hesse
— Former President and Chief Executive Officer, Sprint Corporation



Age: 72

Director since 2016

Independent director

Board committees:
- Nominating and Governance
- Technology (Chair)

Experience, Qualifications, Attributes or Skills:

Mr. Hesse brings extensive corporate leadership experience to the Board, having served in a variety of executive positions, including as CEO of Sprint Corporation. His years of experience in the wireless communications industry provide insight into the dynamic and strategic matters overseen by the Board. The broad spectrum of technology issues he navigated during his career enable him to bring valuable perspective to assist the Board in its oversight of technology and related risks and opportunities.

Other Public Company Directorships (within the past 5 years):

Akamai Technologies, Inc.
Tech and Energy Transition Corporation (until March 2023)

Professional Background:

Daniel R. Hesse is the former President and Chief Executive Officer of Sprint Corporation ("Sprint"), one of the United States' largest wireless carriers, serving from 2007 to 2014. A well-known advocate for the conscience-driven corporation and its responsibility in creating a sustainable world, during his tenure as CEO of Sprint, Mr. Hesse was a recipient of the Responsible CEO Lifetime Achievement Award from *Corporate Responsibility Magazine*.

Mr. Hesse received a BA from the University of Notre Dame, an MBA from Cornell University and an MS from Massachusetts Institute of Technology where he was awarded the Brooks Thesis Prize.

Renu Khator

— Chancellor, University of Houston System and President, University of Houston



Age: 70

Director since 2022

Independent director

Board committees:
- Audit
- Nominating and Governance

Experience, Qualifications, Attributes or Skills:

The Board values Dr. Khator's significant leadership experience in academia and expertise in economic development and funding research for community programs, which will be instrumental in expanding opportunities and executing on strategies as PNC continues to invest for growth. The Board also values Dr. Khator's active involvement in the Houston community.

Other Public Company Directorships (within the past 5 years):

The Camden Property Trust

Professional Background:

Renu Khator holds the dual titles of Chancellor of the University of Houston System ("UH System") and President of the University of Houston ("UH"). She also serves as a professor in UH's Department of Government and International Affairs. As Chancellor of the UH System, Dr. Khator oversees a four-university organization that serves more than 76,000 students. During her tenure as President since 2008, UH has experienced record-breaking research funding, enrollment and private support, as well as earning Tier One status in 2011, with the Carnegie Foundation elevating it to the top category of research universities.

Prior to her appointment at UH, Dr. Khator had a 22-year career at the University of South Florida, most recently serving as Provost and Senior Vice President and as a professor in the Department of Government and International Affairs.

Dr. Khator has been named to the American Academy of Arts and Sciences. She previously served as a member of the Indian Prime Minister's Empowered Expert Committee and the U.S. Department of Homeland Security's Academic Advisory Council, and as the 11th District Chair of the Federal Reserve Bank of Dallas.

Dr. Khator received a BA in Liberal Arts from Kanpur University, India and an MA and PhD in Political Science from Purdue University.

Linda R. Medler

— Retired Brigadier General, United States Air Force; Founder, President and Chief Executive Officer, L A Medler & Associates, LLC



Age: 69

Director since 2018

Independent director

Board committees:

- Risk
- Technology

Experience, Qualifications, Attributes or Skills:

The Board values Ms. Medler's extensive leadership experience and her deep knowledge of cybersecurity and information technology. Her years of experience leading cybersecurity, information technology and multi-function organizations facing a broad range of technology and operational issues provide the Board with valuable cyber and technology risk expertise, as well as a strong understanding of emerging technology and digital business transformation strategies, to facilitate effective governance and oversight of the cybersecurity and technology issues facing PNC.

Other Public Company Directorships (within the past 5 years):

Target Hospitality Corp.

Professional Background:

Linda Medler is a retired U.S. Air Force ("USAF") Brigadier General with more than 20 years of experience developing cutting-edge cyber and technology strategies for highly regulated public and private institutions, as well as within the highest levels of government. She is the founder, President and CEO of L A Medler & Associates, a boutique cybersecurity consulting company. She previously served as the Chief Information Security Officer for Raytheon Missile Systems, and also as an Executive and Senior Officer for the Department of Defense, where she led mission-critical business, technology and cybersecurity strategies.

In 2014, Ms. Medler completed 30 years of total military service, including 27 years of service in the USAF, retiring as a Brigadier General. She began her military service as an enlisted U.S. Marine. Her last position held with the USAF was Director of Capability and Resource Integration for the United States Cyber Command. Her previous assignments included Director of Communications and Networks for the Joint Staff, Joint Chiefs of Staff Deputy CIO, Chief of Staff for Air Force Materiel Command, and Commander/Vice Commander for the 75th Air Base Wing.

Ms. Medler received a BBA in Management & Computer Information Systems from the University of Arkansas at Little Rock, an MS in National Security & Strategic Studies from the Naval War College, and an MBA in Management Information Systems Concentration from the University of Arizona.

Robert A. Niblock

— Former Chairman, President and Chief Executive Officer, Lowe's Companies, Inc. (NYSE: LOW)



Age: 63

Director since 2022

Independent director

Board committees:

- Audit
- Human Resources

Experience, Qualifications, Attributes or Skills:

The Board values Mr. Niblock's significant financial expertise, knowledge of the retail industry and experience in building a digital business, which will be instrumental to PNC as it continues to expand its digital presence and pursues transformative growth.

Other Public Company Directorships (within the past 5 years):

ConocoPhillips
Lamb Weston Holdings, Inc. (until July 2025)

Professional Background:

Robert A. Niblock is the former Chairman, President and Chief Executive Officer of Lowe's Companies, Inc. ("Lowe's"), which operates together with its subsidiaries as a home improvement retailer in the United States.

Mr. Niblock joined Lowe's in 1993 and served in various financial roles throughout his career, including as Director of Taxation, Vice President and Treasurer, Senior Vice President, Finance, and Executive Vice President and Chief Financial Officer.

Mr. Niblock retired from Lowe's in 2018 as Chairman, President and Chief Executive Officer. Under his leadership as CEO from 2005 to 2018, the company's revenues grew from $36.5 billion to $68.6 billion, and Lowe's built a major digital business to expand the reach of its national stores. The company's share price also more than tripled from the time of his appointment as CEO to the time of his retirement.

Prior to joining Lowe's, Mr. Niblock had a nine-year career with the accounting firm Ernst & Young LLP.

Mr. Niblock received a BS in Accounting from the University of North Carolina at Charlotte.

Martin Pfinsgraff

— Retired Senior Deputy Comptroller, Large Bank Supervision, Office of the Comptroller of the Currency



Age: 71

Director since 2018

Independent director

Board committees:

- Audit
- Risk (Chair)
- Executive

Experience, Qualifications, Attributes or Skills:

The Board values Mr. Pfinsgraff's leadership experience as well as his extensive knowledge of the financial services industry and the regulatory requirements applicable to the industry. His experience in banking regulation, risk management and finance, along with his years of executive leadership, provide the Board with additional skills to oversee complex regulatory, risk management and financial matters.

Other Public Company Directorships (within the past 5 years):

None

Professional Background:

Martin Pfinsgraff retired as Senior Deputy Comptroller Large Bank Supervision of the Office of the Comptroller of the Currency (the "OCC") in February 2017. He held the position of Deputy Comptroller for Credit and Market Risk from 2011 to 2013. Mr. Pfinsgraff served on the Executive Committee of the OCC and as a member of the Senior Supervisors Group, an international committee comprised of supervisors from 10 Organisation for Economic Co-operation and Development ("OECD") member countries and the European Central Bank.

Prior to his career with the OCC, Mr. Pfinsgraff held various positions from 2000 to 2009 at iJet International, a provider of operating risk management solutions, including Chief Operating Officer and Chief Financial Officer. Mr. Pfinsgraff held various positions with Prudential Financial's operating subsidiaries from 1989 through 2000, including as Treasurer of Prudential Insurance and CFO and President, Capital Markets of Prudential Securities.

Mr. Pfinsgraff received a BBA in Psychology from Allegheny College and an MBA from Harvard Business School.

Bryan S. Salesky
— Co-founder and Chief Executive Officer, Stack AV Co.



Age: 45

Director since 2021

Independent director

Board committees:
- Corporate Responsibility
- Technology

Experience, Qualifications, Attributes or Skills:

Mr. Salesky has built a reputation for strategic vision and entrepreneurism in the technology and artificial intelligence industries. The Board believes these skills are particularly valuable to PNC as it continues to invest in new product innovation and growth. The Board also values Mr. Salesky's active involvement in the Pittsburgh community.

Other Public Company Directorships (within the past 5 years):

None

Professional Background:

Bryan S. Salesky is a co-founder and has served as the Chief Executive Officer of Stack AV Co., a developer and provider of advanced autonomous systems designed to meet the safety, reliability and efficiency demands of the trucking industry, since the company's inception in 2023. Mr. Salesky founded, and from 2016 to 2022 served as the CEO of, Argo AI, LLC, a self-driving technology platform company that partnered with leading automakers to develop the software, hardware, maps and cloud-support infrastructure to power self-driving vehicles. Previously, Mr. Salesky spent more than a decade in roles of increasing responsibility across leading technology companies, including Google and Carnegie Mellon University's National Robotics Engineering Center ("NREC").

Mr. Salesky brings significant experience across the robotics and software engineering disciplines. In addition to co-leading Carnegie Mellon University's team that won the 2007 DARPA Urban Challenge autonomous vehicle race, he managed a portfolio of NREC's largest commercial programs, including autonomous mining trucks for Caterpillar. While at Google, Mr. Salesky was responsible for the development and manufacture of the company's self-driving hardware portfolio, which included self-driving sensors, computers and several vehicle development programs.

Mr. Salesky is chair of the Inclusive Growth Committee of the board of directors of the Allegheny Conference on Community Development, and serves on the board of trustees of the University of Pittsburgh.

Mr. Salesky received a BS in Computer Engineering from the University of Pittsburgh.

Board composition highlights

Our 13 director nominees individually possess track records of high professional achievement and diverse perspectives, experience, knowledge and skills. Our nominees have held leadership responsibility at large organizations across a variety of roles, including in many cases as CEO. As experienced leaders, they bring to PNC their substantial knowledge, experience and perspectives on strategy, competition and value creation, corporate culture, governance and stakeholder constituencies, along with other relevant experiences, qualifications, attributes and skills that contribute to a well-rounded, effective Board.

Summary of skills and qualifications

	Alvarado	Cafaro	Cheshire	Dachille	Demchak	Feldstein	Harshman	Hesse	Khator	Medler	Niblock	Pfinsgraff	Salesky
Large institution leadership	●	●	●	●	●	●	●	●	●	●	●	●	●
Public company board	●	●	●	●	●		●	●	●	●	●		
Regulatory / risk management		●	●	●	●	●		●	●	●		●	
Finance / accounting / audit	●	●		●	●		●				●	●	
Financial services		●		●	●	●			●			●	
Marketing / branding / retail			●		●			●			●		●
Corporate responsibility	●	●	●			●	●	●					
Technology / cybersecurity								●		●		●	●
Talent management / succession planning	●	●	●		●	●	●	●	●	●	●	●	●

Tenure and refreshment

We strive to maintain an appropriate mix of newer directors, medium-tenured directors and longer-tenured directors. The Board and the N&G Committee recognize the value of having a variety of viewpoints on the Board, including fresh perspectives as well as contributions from directors who have developed increasing insight into PNC over the course of their tenure.

The Board's commitment to regular refreshment of its membership is evidenced by our addition of 14 new directors and 11 director retirements since 2015.

At April 22, 2026, the average tenure of a director will be 7.3 years.



Distribution based on tenure
Avg. 7.3 yrs
4 <5 yrs
4 9+ Yrs
5 5-9 yrs



Age distribution (ranging from 45-73 yrs)
Avg. 65 yrs
1 <50 yrs
1 50-59 yrs
7 60-69 yrs
4 70+ yrs



Other demographic information
1 Hispanic/Latino
1 Asian
1 African American /Black
4 Female
9 Male
10 White

Director independence

Robust independent oversight is a cornerstone of PNC's strong corporate governance practices. We have long maintained a Board with a substantial majority of directors who are not PNC employees and qualify as independent under the corporate governance rules of the NYSE. The NYSE requires at least a majority of corporate directors to be independent from management.

Board composition 92% independent	Presented below is the Board's annual determination of the independence of each of its members, based upon the recommendation of the N&G Committee. The Board's determination took into account the relationships described in "— Corporate governance guidelines on nonmaterial relationships — Disclosure of nonmaterial relationships in 2025." There are no family relationships among the directors or between any director and any executive officer.

- **12 independent Board members.** The Board determined that each non-employee director of PNC (namely, Joseph Alvarado, Debra A. Cafaro, Marjorie Rodgers Cheshire, Douglas A. Dachille, Andrew T. Feldstein, Richard J. Harshman, Daniel R. Hesse, Renu Khator, Linda R. Medler, Robert A. Niblock, Martin Pfinsgraff, and Bryan S. Salesky) is independent according to NYSE rules.

- **One nonindependent Board member.** The Board determined that William S. Demchak is not independent under NYSE rules because he serves as CEO of PNC.

Independence standards

A director will be considered independent if the director has no material relationship with PNC that would interfere with the director's exercise of independent judgment. NYSE rules set forth "bright-line" or objective tests, as described below, that define the types of relationships that are categorically deemed to be material relationships.

In the event a director has a relationship with PNC that is pertinent to his or her independence and is not addressed by the bright-line independence tests under NYSE rules, the Board would determine, after considering all relevant facts and circumstances, whether such relationship is material to the director's ability to exercise independent judgment as a member of the Board. Relevant factors to be considered by the Board may include a director's affiliation with an organization that has a relationship with PNC or any commercial, industrial, banking, consulting, legal, accounting, charitable or family relationships. Consistent with NYSE rules, the ownership of a significant amount of PNC stock, by itself, will not prevent a finding of independence.

NYSE bright-line independence tests. The following relationships are categorically deemed to impair independence:

- A director currently is employed by PNC or was employed by PNC within the last three years

- A director's immediate family member currently is an executive officer of PNC or was an executive officer of PNC within the last three years

- A director or immediate family member received more than $120,000 in direct compensation from PNC, except for certain permitted payments (such as director and committee fees, pension or other forms of deferred compensation), during any 12-month period within the last three years

- Certain employment relationships between a director or an immediate family member and PNC's internal or external auditors

- A director or immediate family member is an executive officer of a company, or has within the last three years been an executive officer of a company, during the same time that a PNC executive officer served on that company's compensation committee

- A director is an employee or an immediate family member is an executive officer of a company that has made payments to, or received payments from, PNC for property or services in excess of the greater of $1 million or 2% of such other company's consolidated gross revenue in any of the last three fiscal years

For purposes of these bright-line tests, references to PNC include certain of PNC's subsidiaries.

Corporate governance guidelines on nonmaterial relationships

Our corporate governance guidelines identify four types of relationships that would not constitute a material relationship between a director and PNC. These relationships are deemed nonmaterial because they would be conducted on nonpreferential terms or otherwise would not affect the director's independent judgment.

Categories of nonmaterial relationships

- Ordinary course business relationships, such as lending, deposit, banking or other financial service relationships, or other relationships involving the provision of products or services by or to PNC or its subsidiaries and involving a director, an immediate family member, or an affiliated entity of a director or immediate family member, where such relationships satisfy the criteria described in the guidelines

- Contributions made by PNC, its subsidiaries or a PNC-sponsored foundation to a charitable organization of which a director or an immediate family member is an executive officer, director or trustee, subject to the conditions described in our director independence guidelines

- Relationships involving a director's relative who is not an immediate family member

- Relationships or transactions between PNC or its subsidiaries and a company or charitable organization where a director or an immediate family member serves solely as a non-management board member or trustee or where an immediate family member is employed in a non-officer position

If a relationship involving a director meets the criteria outlined in these guidelines, the director may be deemed to be independent for NYSE purposes, provided that the director otherwise meets the relevant independence tests under NYSE rules. For purposes of these guidelines, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such person's home.

For more information, see our corporate governance guidelines, which can be found at www.pnc.com/corporategovernance.

Disclosure of nonmaterial relationships in 2025

Below is a summary of the nonmaterial relationships that existed between current Board members and PNC in 2025. Under our director independence guidelines, such transactions would not be deemed to impair a director's independent judgment.

The table below reflects the following:

- We provided financial services during 2025 to most of our directors, some of their immediate family members and certain of their respective affiliated entities. Affiliated entities include companies of which a director is, or was during 2025, a partner, executive officer or employee; companies of which a director's immediate family member is, or was during 2025, a partner or executive officer; and companies in which a director and/or the director's immediate family member holds a significant ownership or voting position. We offer those services in the ordinary course of business on substantially the same terms and conditions, including price, as we provide to other similarly situated customers.

- We also extended credit to some of our directors, their immediate family members or their respective affiliated entities. We maintain policies and procedures to help us comply with Regulation O, a federal banking regulation intended to prevent banks from giving preferential treatment to their insiders, including directors and executive officers, when extending credit. Among other provisions, Regulation O prescribes lending limits applicable to insiders individually and in the aggregate as a group, prohibits lending to insiders on preferential terms and requires prior board approval for extensions of credit to an insider above a specified threshold amount. Under our corporate governance guidelines, a director who has received an extension of credit shall not be considered independent if the extension of credit did not comply with Regulation O.

- We made charitable contributions during 2025 to charitable organizations where certain of our directors or their immediate family members serve as directors, trustees or executive officers.

		Alvarado	Cafaro	Cheshire	Dachille	Demchak	Feldstein	Harshman	Hesse	Khator	Medler	Niblock	Pfinsgraff	Salesky
Personal or Family Relationships	Deposit, Wealth Management and Similar Banking Products[1]	●	●	●		●	●	●	●		●			●
	Credit Relationships[2]	●	●	●		●	●	●	●		●			●
	Charitable Contributions[3]		●	●		●	●	●						●
Affiliated Entity Relationships	Deposit, Wealth Management and Similar Banking Products[1]			●					●	●				●
	Credit Relationships or Commercial Banking Products[4]		●	●										●

(1) Includes deposit accounts, trust accounts, certificates of deposit, safe deposit boxes, workplace banking and wealth management products.

(2) Includes extensions of credit, including mortgages, commercial loans, home equity loans, credit cards and similar products, as well as credit and credit-related products.

(3) Does not include matching gifts provided to charities personally supported by the director because, under the Board's director independence guidelines, matching gifts are not a "material relationship" and are not included in considering the value of contributions against our guidelines. Matching gifts are capped at $5,000 per year for non-employee directors and are included in the "All Other Compensation" column in the Director compensation in 2025 table. See "Director Compensation" in this proxy statement.

(4) Includes extensions of credit, including commercial loans, credit cards and similar products, as well as credit-related products and other commercial banking products, including treasury management, purchasing card programs, foreign exchange and global trading services.

Director nomination process

The Board's N&G Committee is responsible for identifying and recruiting individuals who are qualified to become PNC directors and for recommending to the Board the slate of director nominees to present to our shareholders at each annual meeting.

> The N&G Committee was established by the Board to help promote the best interests of our shareholders through the implementation of sound corporate governance principles and practices. The N&G Committee is composed solely of independent Board members and is chaired by the Presiding Director (lead independent director) of the Board.

Candidate evaluation

Below is an overview of the qualities considered by the N&G Committee and the Board in evaluating a potential nominee, whether a new candidate or incumbent director. The N&G Committee has not adopted specific minimum qualifications for candidates.

- **Knowledge, skills and experience.** The N&G Committee, with feedback from the Board, determines the knowledge, skills and experience that would benefit the Board based on PNC's strategy and industry developments. The N&G Committee expects directors to acquire a sound understanding of PNC's strategic vision, mix of businesses and approach to regulatory relations and risk management. The N&G Committee also considers skills that are required or beneficial for key Board positions, such as committee chairs, in connection with succession planning for those positions.

- **Personal qualities.** Each nominee must possess personal qualities that promote the culture and effectiveness of the Board. Those individual qualities are described in our corporate governance guidelines, as follows:

  - A sustained record of high achievement in financial services, business, industry, government, academia, the professions or civic, charitable or nonprofit organizations;

  - Manifest competence and integrity;

  - A strong commitment to the ethical and diligent pursuit of PNC's stakeholders' best interests, including our customers, communities, employees and shareholders;

  - The strength of character necessary to challenge management's recommendations and actions when appropriate and to confirm the adequacy and completeness of management's responses to such challenges to his or her satisfaction; and

  - Personal qualities that will help sustain an atmosphere of mutual respect and collegiality among the members of the Board.

  With respect to incumbent directors, the N&G Committee also considers meeting attendance and participation and the director's contributions to the effectiveness of the Board and its committees.

- **Diversity of thought and perspectives.** The Board strives to include diverse perspectives, experience, knowledge and skills in its membership.

- **Independence from management.** The N&G Committee also considers applicable corporate governance standards under SEC, NYSE and banking rules in assessing Board and committee composition. We require a sufficient number of independent directors to satisfy the membership needs of Board committees that require independent members.

Candidate identification

The N&G Committee may identify director candidates through recommendations made by our current or former directors or members of executive management, or by contacts in the business, civic, academic, legal and nonprofit communities. The N&G Committee also may retain a search firm to identify potential candidates.

Shareholders may recommend director candidates to the N&G Committee. Candidates recommended by shareholders will be considered by the N&G Committee for potential nomination at the next annual meeting of shareholders.

- **How to submit a director candidate recommendation to the N&G Committee.** To submit a director candidate recommendation to the N&G Committee, the shareholder must submit the recommendation in writing to the Corporate Secretary at our principal executive offices. The submission must include the information described under "Director Nomination Process" in section 3 of our corporate governance guidelines (available at www.pnc.com/corporategovernance). To be considered for the 2027 annual meeting of shareholders, the submission must be received by November 11, 2026.

- **How to nominate a director candidate at the annual meeting.** Shareholders who wish to nominate a director candidate at an annual meeting of shareholders or nominate and include a director candidate in our annual meeting proxy materials must do so in accordance with the procedures contained in our bylaws as well as the additional requirements of SEC Rule 14a-19, as applicable, as described in this proxy statement in "Shareholder proposals for the 2027 annual meeting" under the headings "Advance notice procedures" and "Proxy access procedures," respectively.

The N&G Committee will evaluate director candidates recommended by a shareholder in the same manner as candidates identified by the N&G Committee or recommended by others. However, the N&G Committee will not consider any candidate with an obvious impediment to serving as one of our directors.

Candidate selection

The N&G Committee assesses relevant available information for director candidates, arranges for candidate meetings with members of the N&G Committee and other members of the Board, as appropriate, and provides updates to the Board on its recruitment activities and the candidate pipeline.

- If the N&G Committee decides not to recommend a candidate for nomination or appointment, or for additional evaluation, no further action is taken, and in the case of a shareholder-recommended candidate, the Corporate Secretary will communicate the decision to the shareholder.

- If the N&G Committee decides to recommend a director candidate to the Board as a nominee for election at an annual meeting of shareholders or for appointment by the Board, the chair of the N&G Committee will report that decision to the full Board. Following a discussion regarding the recommendation, the full Board will vote on whether to nominate the candidate for election or appoint the candidate to the Board, as applicable. Invitations to join the Board are extended by the Chair of the Board and the Presiding Director, jointly acting on behalf of the Board.

Majority vote standard

PNC's bylaws and corporate governance guidelines provide that, except in a contested election, directors are elected by a majority of the votes cast at a meeting for the election of directors at which a quorum is present. The term "a majority of the votes cast" means that the number of shares voted "for" the matter exceed 50% of the total number of "for" and "against" votes cast with respect to the same matter. Abstentions and broker non-votes are not counted as votes cast either "for" or "against." A "contested election" is any election of directors in which the number of candidates exceeds the number of directors to be elected at the meeting.

If an incumbent director standing for re-election at a meeting fails to receive support from a majority of the votes cast and a successor director is not elected at the same meeting, our bylaws and corporate governance guidelines require the incumbent director to tender his or her resignation to the Board. The Board then must accept or reject the tendered resignation, taking into account the recommendation of the N&G Committee, and must publicly disclose its decision and rationale within 90 days after the date of certification of the election results. If the incumbent director's resignation is not accepted by the Board, he or she would continue to serve until the next annual meeting and until his or her successor is duly elected, or until his or her earlier resignation or removal.

For more information about how votes will be counted at the annual meeting, see "General information—How a proposal gets approved" in this proxy statement.

Board's role in corporate governance

Our Board and executive management seek to manage PNC for the long-term, through all phases of the economic cycle. In that effort, the Board and the MEC each hold well-defined roles. The MEC is composed of the most senior executives of PNC and is responsible for guiding the creation and execution of our business strategy across PNC. The MEC executes various strategic approval and review activities, with a focus on capital deployment, business performance and risk management. The Board's responsibility, on the other hand, is to oversee our overall enterprise strategy and our business and affairs as managed by PNC's executive officers and employees.

This proxy statement presents an overview of certain corporate governance practices we have implemented to enable appropriate oversight and management of PNC's business and enterprise strategy and to protect PNC's value for its shareholders and other stakeholders.

> For more information, see the following documents available at www.pnc.com/corporategovernance:
>
> – PNC's corporate governance guidelines
> – charters of the Audit, Human Resources, Nominating and Governance, and Risk Committees.
>
> To receive printed copies of the above documents at no charge, please send a request to the PNC Corporate Secretary at corporate.secretary@pnc.com or the address below:
>
> Corporate Secretary
> The PNC Financial Services Group, Inc.
> The Tower at PNC Plaza – 18th Floor
> 300 Fifth Avenue
> Pittsburgh, PA 15222

Corporate governance guidelines

The Board has approved corporate governance guidelines to define certain important principles of our Board governance and areas of responsibility, as summarized below.

- The qualifications a director should possess
- The director nomination process
- The Board's leadership structure
- The responsibilities of the Presiding Director (our lead independent director)
- The role of Board committees in fulfilling the Board's duties
- A description of ordinary course relationships that will not impair a director's independence
- The ability of the Board to meet in executive session without management present
- The ability of the Board to have access to management
- The majority voting requirement for director elections
- The mandatory director retirement age of 75
- How the Board evaluates our CEO's performance
- The Board's role in management succession planning
- Our views on directors holding board positions at other companies or organizations
- How the Board continually evaluates its own performance and composition
- Our approach to director orientation and education
- The Board's role in strategic planning and oversight of our strategy

The N&G Committee reviews the corporate governance guidelines at least annually. Any changes recommended by the N&G Committee are reviewed and approved by the Board. Through the N&G Committee, the Board periodically considers its corporate governance policies and practices and evolving best practices based on PNC's organizational structure.

Oversight of enterprise strategy and risk

PNC encounters risk as part of the normal course of operating its business. One of our goals as a financial institution is to ensure that our overall enterprise strategy is executed within acceptable risk parameters. We seek to ensure that risks are identified, balanced decisions are made that consider risk and return, and risks are adequately monitored and managed.

The Board has a key role in guiding our pursuit of this goal, as summarized below:

- **Establish a sound risk culture.** The Board and our executive management strive to ensure PNC has a sound risk culture that reinforces the appropriate protocols for responsible and ethical behavior. The Board and executive management have mandated the establishment of structural governance tools to guide and reinforce desired behaviors, such as corporate values, a code of conduct, a performance management system applicable to all employees and an enterprise-wide risk governance framework (the "ERM Framework") that guides the objectives and design of our risk management processes.

- **Monitor enterprise strategy and risk parameters.** The Board is responsible for overseeing PNC's strategic planning process and management's implementation of the resulting strategic plan. The core components of PNC's overall enterprise strategy are subject to Board review and approval at least annually. Those core components consist of strategic planning, capital and liquidity planning and stress-testing processes, all of which are reviewed and approved by the full Board; and risk appetite, which is reviewed and approved by the Board through its Risk Committee. Management provides the Board with periodic updates on PNC's strategic plans and emerging strategic matters. The Board may require management to adjust the strategic plan to reflect current conditions in connection with changes in PNC's risk profile or operating environment.

- **Apply independent judgment.** The Board oversees risk-taking activities, holds management accountable for adhering to the ERM Framework and is responsible for exercising sound, independent judgment when assessing risk. Among other things, the Board is expected to oversee PNC's strategic planning process by:

  - Reviewing and approving the strategic plan annually;

  - Providing appropriate challenge to management's assumptions and recommendations;

  - Understanding the risks associated with the success and potential failure of the strategic plan; and

  - Overseeing management's actions and decisions for consistency with PNC's strategic plan.

> Our enterprise and line of business strategic plans outline the major objectives, strategies and goals that are expected to be achieved over the next five years while seeking to ensure we remain compliant with our risk appetite and with all capital and liquidity targets and guidelines. Our CEO and CFO lead the development of the corporate strategic plan.

Enterprise risk management structure

PNC has structured its governance and risk management practices using a "lines of defense" model. Risk is managed across three lines of defense as described below, with oversight by the Board.

- The front line units (the "1LOD") encompass our lines of business and certain support areas (e.g., finance, human resources, technology). The 1LOD is responsible for identifying, owning and managing risks to within acceptable levels while adhering to the ERM Framework.

- Independent risk management ("IRM" or the "2LOD") is independent from the 1LOD and is responsible for establishing the risk governance framework and the standards within each independent risk area for identifying, measuring, monitoring, controlling and reporting aggregate risks. The 2LOD includes our independent compliance organization. The 2LOD monitors the risks generated by the 1LOD, reviews and challenges the implementation of effective risk management practices, performs independent assessments of risk and reports on issues or exceptions. The 2LOD helps to ensure processes and controls owned by the 1LOD are designed and operating as intended. The Chief Risk Officer of PNC leads the 2LOD and is appointed by the Board through its Risk Committee.

- Internal audit (the "3LOD") is independent from the 1LOD and the 2LOD. The 3LOD assesses compliance and the effectiveness of the ERM Framework and risk management practices throughout the organization. The General Auditor leads the 3LOD and is appointed by the Board through its Audit Committee.

The Board receives assistance in carrying out its oversight duties and delegates authority through its standing committees. Those committees provide oversight of PNC's risk-taking activities as outlined below. Each committee reports regularly to the Board on its activities, facilitating Board-level dialogue and centralized oversight of multi-faceted risks. The principal risk types associated with PNC's business activities are credit, capital and liquidity management, market and operational (which includes, among other types of risk, compliance and information security). The descriptions of committee responsibilities in this proxy statement are qualified in each case by reference to the applicable committee charter and the relevant provisions of our bylaws. For more information about the Board's committees, see "—Board committees" in this proxy statement.

Risk Committee	Audit Committee	Technology Committee
▪ Oversee the enterprise-wide risk governance framework; ▪ Review capital stress testing and capital management activities; ▪ Serve as the principal point of contact between the Board and the management-level risk committees; ▪ Receive periodic reports from the MEC on the discharge of their responsibilities; ▪ Receive reports from Internal Audit regarding 1LOD and 2LOD risk management programs; ▪ Oversee risk-taking activities in the key areas of credit risk, capital and liquidity management risk, market risk and operational (including compliance) risk; ▪ Receive management reports on climate risk and reputational risk as appropriate; and ▪ Approve the appointment of, and compensation for, PNC's Chief Risk Officer.	▪ Oversee accounting and auditing matters and internal control over financial reporting; ▪ Monitor compliance with the Code of Business Conduct and Ethics and oversee conduct risk management; ▪ Monitor legal and regulatory matters, if any, that may have a material impact on the financial statements; ▪ Oversee the activities of PNC's Disclosure Committee and review and approve the Disclosure Controls Policy; ▪ Establish and oversee procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; ▪ Approve the appointment of, and compensation for, PNC's General Auditor; and ▪ Review and approve the annual internal audit plan, including budget, hours, staffing and risk assessment methodology.	▪ Oversee technology strategy and significant technology initiatives and programs; ▪ Oversee technology risk, information management and security risks (including data risk, cybersecurity, cyber fraud and physical security risks); ▪ Oversee PNC's business recovery, continuity and contingency plans; ▪ Review technology and security risks related to third-party vendors and service providers; and ▪ Review and, as appropriate, approve PNC's technology plan and strategy, including allocation of resources and adaptations for emerging technologies and the financial, tactical and strategic risks and benefits of proposed significant technology projects and initiatives.

Human Resources Committee	Corporate Responsibility Committee	Nominating and Governance Committee
▪ Oversee the compensation of our executive officers and other specified responsibilities related to talent and human capital matters affecting PNC; ▪ Evaluate the relationship between risk-taking activities and incentive compensation plans; and ▪ Oversee succession planning for key management positions.	▪ Oversee management's corporate responsibility efforts, internally and externally, to the extent such corporate responsibility efforts are not specifically within the purview of another Board committee.	▪ Oversee the implementation of sound corporate governance principles and practices while promoting our best interests and those of our shareholders.

ERM Framework

The ERM Framework is PNC's risk governance framework. It consists of seven core components that provide executive management and the Board with an aggregate view of the significant risks impacting the organization. Those core components are: risk culture, enterprise strategy (including risk appetite, strategic planning, capital and liquidity planning and stress testing), risk governance and oversight framework, risk identification, risk assessments, risk controls and monitoring, and risk aggregation and reporting. Because we seek to manage PNC for the long term, our ERM Framework and risk appetite primarily address our longer-term strategic risks as understood, analyzed and quantified through all phases of the economic cycle. However, a significant focus is also applied to specific risks, such as credit, operational (including compliance and information security), capital and liquidity management and market risks, that could have a material impact in the short- or medium-term.

The ERM Framework and related enterprise policies are subject to review and approval by the Board's Risk Committee at least annually.

IRM organization

PNC's IRM organization is organized into distinct risk areas and employs a tiered governance structure of management-level committees to support business oversight and decision-making. The purpose of the committee structure is to enable oversight of business activities at a more granular level and help ensure that policies defined by our ERM Framework are followed and business decisions are made and executed consistent with the Board's desired risk profile.

The Chief Risk Officer leads the IRM organization and is a member of the MEC. The Chief Risk Officer also chairs the management-level Enterprise Risk Management Committee (the "ERMC"), which is responsible for reporting to the MEC on key enterprise risk issues. The ERMC provides executive-level oversight of risk management, including the implementation of the ERM Framework and the enterprise risk profile across PNC's lines of business, and emerging risk trends and issues.

The IRM organization regularly engages external parties, both formally and informally, to help ensure emerging risks and trends are identified and considered in our ongoing risk identification, assessment, monitoring and reporting frameworks. Engagements with external parties include memberships in industry trade groups, consultations with industry experts and formal engagements with independent consultants. As new or emerging risks are identified, PNC evaluates the comprehensiveness of our existing ERM Framework to identify, assess, monitor and manage those risks.

The Board's Risk Committee receives regular reports from the Chief Risk Officer and PNC's Chief Compliance Officer (who is a member of the Chief Risk Officer's IRM organization) on matters such as PNC's risk profile; significant existing, new or emerging risks; significant initiatives to identify, assess, monitor and manage such risks; and the functioning of the IRM organization.

For more information about PNC's enterprise risk management, see the "Risk Management" section of the 2025 Form 10-K.

Highlighted areas of Board oversight

We believe our enterprise risk management structure enables appropriate Board oversight of the business affairs that could materially affect our ability to execute on our enterprise strategy. Below is a summary of how the Board conducts its oversight function in selected key areas.

Cybersecurity and technology

The use of technology is critical to our ability to maintain or enhance the competitiveness of our business. The need to ensure proper functioning and resiliency of our information and communications systems and other technology has become more important and more challenging, and the costs involved in that effort continue to be high.

The Board maintains governance and oversight of the risks posed by cybersecurity threats and the use of technology through its Technology Committee and Risk Committee.

The Technology Committee (1) assists the Board with the oversight of technology strategy and significant technology initiatives and programs, including those that can position the use of technology to drive strategic advantages, and (2) provides Board-level oversight of technology risk, information management and security risks (including data risk, cybersecurity, cyber fraud and physical security risks), and the adequacy of PNC's business recovery, resiliency and contingency plans and test results.

The Technology Committee is informed of cyber threats and risks through multiple mechanisms:

- The Chief Information Security Officer presents quarterly to the Technology Committee on such topics as threat intelligence and assessment reports, incident and event reporting from other institutions, governance and regulatory exam status and the status of other key program deliverables, among other content.

- The Chief Technology Risk Officer presents quarterly to the Technology Committee on inherent information security risks, the maturity and completeness of the control environment and measurements against our risk appetite.

The Risk Committee oversees PNC's ERM Framework, which includes cybersecurity risk, as represented by the Information Security domain, alongside seven other operational risk domains. The Chief Risk Officer reports quarterly to the Risk Committee on overall risks across the ERM Framework.

Human capital management and executive succession planning

Our performance and competitive position depend on our ability to attract, develop and retain high-performing employees. Our access to talent is critical as we seek to expand into new markets, develop new product lines or enhance staffing in certain areas, particularly technology. As part of its role in risk oversight, the Board is responsible for reviewing and approving PNC's talent management program. The Board has delegated to the HR Committee responsibility for oversight of PNC's programs, policies and practices related to talent and human capital strategy; the recruitment, development, retention and advancement of talent; employee engagement, health, safety and well-being; and corporate culture.

The Board also works with the HR Committee to review and evaluate the development of the executive management succession plan for potential successors to the CEO and other executive officers (excluding the General Auditor and Chief Risk Officer, whose succession planning is handled by the Audit Committee and the Risk Committee, respectively). At least annually, the HR Committee reviews a succession planning report from PNC's talent management function. The report typically includes a discussion of the individual performance of each executive officer, as well as succession plans and development initiatives for other emerging talent. Our CEO also contributes his recommendations and evaluations of potential successors and guidance on the development plans for those individuals. The executive management succession plan, including for the CEO, is reviewed with the full Board from time to time. Succession planning encompasses both long-term succession scenarios and contingencies or unplanned scenarios.

Board leadership

The Board strives to maintain a governance structure that enables appropriate Board oversight of PNC's business, operations and enterprise strategy.

Guiding principles

Our corporate governance guidelines articulate the following general principles on Board leadership:

- The Board's leadership structure should be flexible enough to accommodate different circumstances.

- The Board shall appoint one of the directors to serve as the Chair. The roles of the Chair and the CEO may be filled by the same or different individuals; the Board has not adopted a policy with respect to the separation of the Chair and the CEO positions.

- The Board shall also appoint an independent director to serve as the Presiding Director or lead independent director. The Presiding Director shall have a key role in board governance and serve as the chair of the N&G Committee. See "—Presiding Director responsibilities" below for detailed information regarding the Presiding Director's role.

Annual review of leadership structure

The Board reviews its leadership structure each year. The Board may choose a different leadership structure if circumstances lead the Board to conclude that a different leadership structure would better serve the long-term interests of the Company and our shareholders. The Board considers whether to separate the Chair and CEO positions as necessary or appropriate, in its judgment, including but not limited to when selecting a new CEO. The Board considers a range of factors, including: (1) the individuals serving in the roles of CEO, Chair and Presiding Director and their record of leadership and performance in those roles; (2) the composition of the Board; (3) PNC's operating and financial performance and strategic plans; (4) any recent or anticipated changes in the CEO role; (5) the effectiveness of the processes and structures for Board interaction with and oversight of management; and (6) the importance of maintaining a single voice in leadership communications and Board oversight, both internally and with shareholders and other stakeholders.

Current leadership structure

The Board believes the interests of our shareholders are best served at this time through the current combined Chair and CEO leadership structure, in conjunction with a Presiding Director who has robust oversight and board governance responsibilities. This structure strikes an appropriate balance between a Chair and CEO with responsibilities for day-to-day management, board leadership and setting long-term strategy, and an empowered independent Presiding Director with well-defined responsibilities for supervising various aspects of board operations and governance, as detailed in "—Presiding Director responsibilities" below.

> William S. Demchak, our CEO, serves as the Chair of the Board. Andrew T. Feldstein, chair of the Board's N&G Committee, serves as the Presiding Director of the Board.
>
> Mr. Feldstein was a co-founder and the former CEO of BlueMountain Capital Management, LLC ("BlueMountain Capital"), an alternative asset manager. During his leadership tenure at BlueMountain Capital, Mr. Feldstein developed a reputation as a business builder who encourages innovation, possesses significant insight into risk management, and cultivates a culture of knowledge sharing. Mr. Feldstein also serves as a member of the Board's Risk Committee, where he leverages his expertise in identifying, assessing and managing credit, market and other risks to assist the Risk Committee in performing its risk oversight function. For more information about Mr. Feldstein, see his professional biography under "Item 1 – Election of directors—Our director nominees."

Presiding Director responsibilities

The Presiding Director is appointed annually by the Board. As the Board's lead independent director, the Presiding Director supervises various aspects of board operations and governance to promote an independent, engaged and effective board culture. The Board has assigned the following duties and responsibilities to the Presiding Director as set forth in our corporate governance guidelines:

- Preside at meetings of the Board in the event of the Chair's unavailability

- Preside at regularly scheduled executive sessions of the Board's independent directors

- When the Presiding Director considers it appropriate, convene and preside at meetings or executive sessions of the Board's independent directors

- If the Board includes non-management directors who are not independent, when the Presiding Director considers it appropriate to do so, convene and preside at meetings or executive sessions that include such non-management directors

- Confer with the Chair and CEO immediately following the meetings or executive sessions of the Board's independent or non-management directors to convey the substance of the discussions held during those sessions, subject to any limitations specified by the independent or non-management directors

- Act as the principal liaison between the Chair and CEO and the Board's independent and non-management directors

- Be available for confidential discussions with any director who may have concerns that he or she believes have not been properly considered by the Board

- Following consultation with the Chair and CEO and other directors as appropriate, approve the Board's meeting agendas in order to promote the effectiveness of the Board's operation and decision making and help ensure there is sufficient time for discussion of all agenda items

- Be available for consultation and direct communication with major shareholders as appropriate

- Discharge such other responsibilities as the Board's independent directors may assign from time to time

During the course of the year, the Presiding Director may suggest, revise or otherwise discuss agenda items for Board meetings with the Chair and CEO. In between meetings, each director is encouraged to raise with the Presiding Director any topics or issues that the director believes should be discussed in executive session.

As chair of the N&G Committee, the Presiding Director leads the annual self-evaluation process for the Board and its committees and the annual evaluation of director independence. The chair of the N&G Committee also reports to the full Board on corporate governance developments monitored by the N&G Committee.

Board committees

The Board receives assistance in carrying out its duties and delegates authority through its standing committees named below.

- Audit Committee
- Human Resources Committee
- Nominating and Governance Committee
- Risk Committee
- Corporate Responsibility Committee (the "CR Committee")
- Technology Committee

The Board also maintains an Executive Committee, which may exercise the powers of the Board in the intervals between meetings. The Executive Committee's charter provides that the committee shall be composed of the CEO and the chairs of the Audit, HR, N&G, and Risk Committees, and that the Presiding Director shall be the chair. The Executive Committee may act on behalf of the Board and shall report to the full Board following any action taken.

All of the Board committees operate pursuant to a written charter. The charters of the Audit, HR, N&G and Risk Committees are available on our website at: www.pnc.com/corporategovernance.

For information regarding the role of the Board committees in risk oversight, see "Board's role in corporate governance—Oversight of enterprise strategy and risk."

Committee composition

In the table below we present information on the membership of each Board committee, excluding the Executive Committee.

All committee members are independent directors, except for Mr. Demchak, who is a member of the Risk Committee. The independence standards applicable to committee members are based on PNC's corporate governance guidelines and the NYSE's listing standards. Certain heightened independence standards also apply to the members of the Audit Committee and the HR Committee, as indicated in the table footnotes.

	Audit[1]	HR[2]	N&G	Risk[3][4]	CR	Tech[5]
Joseph Alvarado	●				●	
Debra A. Cafaro	●	Chair				
Marjorie Rodgers Cheshire			●	●	Chair	
Douglas A. Dachille				●		●
William S. Demchak, Chairman & CEO				●		
Andrew T. Feldstein, Presiding Director		●	Chair	●		
Richard J. Harshman	Chair	●	●			
Daniel R. Hesse			●			Chair
Renu Khator	●		●			
Linda R. Medler				●		●
Robert A. Niblock	●	●				
Martin Pfinsgraff	●			Chair		
Bryan S. Salesky					●	●
Committee members who are independent (%)	100%	100%	100%	83%	100%	100%

(1) Independence standards and skills and experience requirements that apply to the Audit Committee members are based on PNC's corporate governance guidelines, the NYSE's listing standards and SEC regulations related to audit committee members.

(2) Independence standards that apply to the HR Committee members are based on PNC's corporate governance guidelines, the NYSE's listing standards and SEC regulations related to compensation committee members.

(3) Mr. Demchak, our Chairman and CEO, is the sole Risk Committee member who is not an independent director. We believe Mr. Demchak's membership on the Risk Committee helps facilitate the committee's effective monitoring and evaluation of enterprise strategy and risk-taking activities.

(4) Mr. Dachille was appointed to the Risk Committee as of February 3, 2025. In addition to the current Risk Committee members identified above, Mr. Hesse served on the Risk Committee until April 23, 2025.

(5) Mr. Dachille was appointed to the Technology Committee as of April 23, 2025.

Audit Committee



Chair
Richard J. Harshman

Other members
Joseph Alvarado
Debra A. Cafaro
Renu Khator
Robert A. Niblock
Martin Pfinsgraff

Held 11 meetings in 2025

The Audit Committee oversees the accounting and financial reporting processes of PNC and audits of the financial statements of PNC.

All Audit Committee members are financially literate and qualify as "audit committee financial experts" with accounting or related financial management expertise, as determined by the Board according to NYSE listing standards and SEC regulations.

- Monitors the integrity of our consolidated financial statements
- Approves annual audit plans and reviews and discusses audit reports and results with representatives of PNC's internal audit function and PNC's external auditors
- Recommends to the Board whether the audited financial statements should be included in PNC's annual report on Form 10-K; and reviews and approves any report of an audit committee that is required by the SEC to be included in a proxy statement in connection with an annual meeting of PNC's shareholders
- Discusses with management and/or the external auditors the selection of and changes in significant accounting policies and discusses with the external auditors the critical accounting policies and practices to be used
- Monitors the effectiveness of our internal control over financial reporting
- Monitors compliance with our Code of Business Conduct and Ethics
- Oversees conduct risk management, including procedures for handling complaints regarding accounting or auditing matters
- Monitors compliance with certain legal and regulatory requirements
- Selects the external auditors; evaluates and monitors the independence, qualifications and performance of our external auditors
- Appoints the General Auditor, who leads our internal audit function; reviews the performance and approves the compensation of the General Auditor; and reviews the succession plans for the General Auditor, the General Auditor's direct reports and other key Internal Audit positions
- Receives a report on PNC's political activity, including the oversight and governance of PNC's political activities

The Audit Committee has approved the Audit Committee Report on page 59 relating to its review of PNC's 2025 financial statements with management and the external auditors, as required under the Audit Committee's charter and SEC regulations.

Human Resources Committee



Chair
Debra A. Cafaro

Other members
Andrew T. Feldstein
Richard J. Harshman
Robert A. Niblock

Held 7 meetings in 2025

- Discharges the Board's responsibilities relating to the compensation of our executive management and other specified responsibilities related to PNC's human resources matters

- Approves corporate goals and objectives relevant to the performance and compensation of the CEO, and evaluates the CEO's performance in light of those goals and objectives

- Oversees the overall compensation program for the CEO and other senior executives; and determines and approves (or makes recommendations to the Board regarding) such executives' compensation

- Approves the compensation committee report relating to our compensation discussion and analysis disclosure for inclusion in the proxy statement in connection with an annual meeting of PNC's shareholders

- Oversees and approves, or recommends for Board approval, employee benefit, bonus, incentive compensation, severance, equity-based or other compensation or incentive plans or arrangements, if such plans or arrangements require HR Committee, Board, or shareholder approval, or if the HR Committee shall otherwise determine

- Evaluates whether certain incentive compensation arrangements appropriately balance risk and financial results in a manner that does not encourage employees to expose PNC to imprudent risks

- Reviews policies or procedures regarding the clawback or recoupment of incentive compensation that apply to the CEO and other senior executives, as necessary, advisable or appropriate

- Oversees our programs, policies and practices related to talent and human capital strategy, the recruitment, development, retention and advancement of talent, employee engagement, health, safety and well-being, and corporate culture

- Oversees and annually evaluates succession plans for the CEO, his direct reports and other key positions, excluding succession planning for the General Auditor and the Chief Risk Officer and their related direct reports, which is performed by the Audit Committee and the Risk Committee, respectively

The HR Committee has approved the Compensation Committee Report on page 89 regarding the "Compensation discussion and analysis" section of this proxy statement beginning on page 61, as required under the HR Committee's charter and SEC regulations.

Nominating and Governance Committee



Chair
Andrew T. Feldstein

Other Members
Marjorie Rodgers Cheshire
Richard J. Harshman
Daniel R. Hesse
Renu Khator

Held 5 meetings in 2025

- Assists the Board in promoting the best interests of PNC and its shareholders through the implementation of sound corporate governance principles and practices
- Assists the Board in identifying and evaluating individuals qualified to become Board members
- Recommends the director nominees for each annual meeting of shareholders
- Recommends the appointment of qualified individuals as directors to fill any vacancies between annual meetings
- Recommends for the Board's approval such changes to its committee structure and committee functions as deemed advisable
- Oversees director orientation and director continuing education programs
- Oversees PNC's engagement with shareholders on corporate responsibility-related matters
- Oversees the annual evaluation of the performance of the Board and its committees
- Annually assesses and makes recommendations to the Board regarding any proposed changes to the PNC Corporate Governance Guidelines
- Oversees matters relating to the compensation of non-employee directors

The N&G Committee recommended to the Board the 13 director nominees who are named in this proxy statement and standing for election at PNC's 2026 annual meeting of shareholders. See "Item 1 – Election of directors—Our director nominees" in this proxy statement.

Risk Committee



Chair
Martin Pfinsgraff

Other members
Marjorie Rodgers Cheshire
Douglas A. Dachille
William S. Demchak
Andrew T. Feldstein
Linda R. Medler

Held 9 meetings in 2025

- Requires and oversees the establishment and implementation of our ERM Framework, including related policies, procedures, activities and processes to identify, assess, monitor, manage and report material risks at PNC
- Reviews management's strategies and enterprise policies for identifying, measuring, monitoring, managing and reporting risk
- Approves significant changes to the overall risk governance framework and monitors compliance with the framework
- Reviews management's assessment of the enterprise risk profile and alignment with PNC's risk appetite; monitors significant risk-related issues
- Reviews capital stress testing and capital management activities
- Serves as the primary point of contact between the Board and the management-level committees dealing with risk management
- Receives reports on enterprise risk management, as well as credit, capital and liquidity management, market and operational (including compliance) risks, and, as appropriate, risks flowing from environmental and human rights matters
- Reviews the risk components of our incentive compensation plans along with the HR Committee
- Appoints the Chief Risk Officer, who leads PNC's IRM function; reviews the performance and approves the compensation of the Chief Risk Officer; and reviews the succession plans for the Chief Risk Officer and the Chief Risk Officer's direct reports with the CEO annually and with the Board from time to time

Corporate Responsibility Committee



Chair
Marjorie Rodgers Cheshire

Other members
Joseph Alvarado
Bryan S. Salesky

Held 4 meetings in 2025

- Oversees management's corporate responsibility efforts, internally and externally, to the extent not specifically within the purview of another committee
- Facilitates Board-level oversight of PNC's corporate responsibility efforts and oversees management's continued development and evaluation of the appropriate components of such efforts
- Oversees the implementation of PNC's corporate responsibility committments
- Serves as the primary point of contact between the Board and the members of management responsible for our corporate responsibility efforts
- Through periodic reviews of reports from management, provides oversight of our corporate responsibility disclosures, and together with management monitors responsible business disclosure trends and best practices

Technology Committee



Chair
Daniel R. Hesse

Other members
Douglas A. Dachille
Linda R. Medler
Bryan S. Salesky

Held 5 meetings in 2025

- Oversees technology strategy and significant technology initiatives and programs, including those that can position the use of technology to drive strategic advantages

- Oversees technology risk and information management and security risks (including data risks, cybersecurity, cyber fraud and physical security risks) and the adequacy of PNC's business recovery, continuity and contingency plans and test results

- Oversees and monitors 1LOD and 2LOD programs for identifying, measuring, monitoring, managing, reporting and testing (as appropriate) technology, cybersecurity, cyber fraud, information security, physical security, data, and business continuity and resiliency risks; receives Internal Audit's reports on the 1LOD and 2LOD programs and the results of the audits with respect to those matters

- Reviews, monitors and approves, as appropriate or required, PNC's enterprise information security program and business continuity program

- Reviews and, as appropriate, approves technology planning and strategy, including allocation of resources and adaptations for emerging technologies and the financial, tactical and strategic risks and benefits of proposed significant technology projects and initiatives

- Monitors management's progress in achieving the objectives described in the technology strategic plan and other transformational technology initiatives

- Reviews technology and security risks related to third-party vendors and service providers, including but not limited to their cybersecurity practices, data protection measures and potential impact on PNC's technology infrastructure

- Receives reports on existing, emerging and future trends in technology that may affect PNC's strategic plans

Board operations

We highlight below certain practices adopted by the Board to aid its governance. For additional information, see "Board's role in corporate governance—Corporate governance guidelines."

Board meetings and director attendance in 2025

Our Board members are highly engaged and devote substantial time to PNC. During 2025 each director in office attended at least 75% of the aggregate number of meetings of the Board and all committees of the Board on which the director served; the average attendance of all directors at Board and applicable committee meetings was approximately 98.2%. The Board has adopted a policy that strongly encourages each director to attend the annual meeting of shareholders. We remind each director of this policy prior to the date of the annual meeting. All of our incumbent directors attended our 2025 annual meeting of shareholders.

> **Our Board held 12 meetings in 2025, which included 2 dedicated strategic planning sessions.**

Regular executive sessions of independent directors

To reinforce a board culture of robust independent oversight, the agenda for each quarterly meeting of the Board includes an executive session of the independent directors. The Board may also meet in executive session from time to time during other meetings of the Board. These sessions provide dedicated time for the independent directors to engage in candid discussion as a group. Pursuant to our corporate governance guidelines, the Presiding Director, Andrew T. Feldstein, presides over these executive sessions.

Director orientation and education

The N&G Committee oversees PNC's director orientation and continuing education program, as described below.

Orientation	Continuing Education
All of our new directors undergo a director orientation program, which includes written materials and personalized orientation sessions. Personalized orientation sessions generally include meetings with members of senior management to familiarize new directors with our strategic plans, significant financial, accounting and risk management issues, capital markets activities, compliance programs, the Code of Business Conduct and Ethics and related policies, our principal officers, and our internal and independent auditors, as well as specified matters related to the Board committees to which the new director has been appointed.	Our continuing education program takes into account directors' knowledge and experience and our risk profile, and includes training on complex products and services, our lines of business, significant risks to the Company, applicable laws, regulations and supervisory requirements, and other relevant topics, as identified by the Board and senior management. The continuing education program is delivered through a combination of personalized sessions and external seminars, including those offered by regulators, that are relevant to the duties of a director. Certain educational sessions may be held in connection with, or as part of, a meeting of the Board or a Board committee.

Board and committee self-evaluations

The Board and its committees each conduct a self-evaluation annually under the oversight of the N&G Committee. These annual self-evaluations are designed to provide a regular, formalized process for the members of the Board and its committees to provide feedback on various factors relating to Board or committee effectiveness, as applicable. Feedback is obtained through discussions among the members of the Board and the members of the individual committees, as applicable, and summarized to the Board and the N&G Committee for their review and consideration. Appropriate action plans are then developed to implement enhancements and other changes based on the feedback received.

Matters considered in the self-evaluation may include, among other things, meeting materials, information flow and other aspects of Board operations, and oversight of strategy and risk.

Retirement age

The Board has not established term limits for directors. The Board believes that term limits prevent valuable contributions from directors who have developed increasing insight into PNC over the course of their tenure.

The Board has established a mandatory retirement age. A person who is age 75 or older may not be appointed to the Board or be nominated for election or reelection as a director at the next annual meeting of shareholders after his or her 75th birthday (subject to the Board's determination that a waiver of the mandatory retirement age is in the best interests of PNC and its shareholders).

Limitations on outside board service

A director must advise the Board Chair or the N&G Committee chair before accepting an invitation to (1) serve on another public company board of directors, (2) chair or serve as lead independent director of another public company board of directors, (3) chair the audit committee or compensation committee of another public company board or (4) serve as a director or trustee for a private, nonprofit or tax-exempt organization.

The Board believes that there should be an opportunity to review a director's availability to fulfill his or her responsibilities as a PNC director if he or she serves on more than three other public company boards.

Communicating with the Board

Shareholders and other interested parties who wish to communicate with the Board, any director (including the Presiding Director), the non-management or independent directors as a group, or any Board committee, may send an email or a letter in care of the Corporate Secretary.

To contact the Board or any Board member(s), send an email or letter to:

PNC Board of Directors
c/o Corporate Secretary
The PNC Financial Services Group, Inc.
300 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2401
Email: corporate.secretary@pnc.com

The Corporate Secretary will process such communications as set forth in the corporate governance guidelines. The Corporate Secretary will forward email communications to the appropriate director(s) named in the email. The Corporate Secretary will not open a written communication sent to the above physical mailing address if it is addressed to the Board, any director (including the Presiding Director) or group of directors, the non-management or independent directors as a group or any Board committee. The Corporate Secretary will forward the communication to the named director or the Presiding Director, who will determine how to respond. Depending on the content, the Presiding Director may forward the communication to a PNC employee, a third party, another director, a Board committee or the full Board.

The Corporate Secretary may elect not to forward communications that she believes are: (1) a commercial, charitable or other solicitation; (2) a complaint about PNC products or services that would be customarily handled in the ordinary course of business; (3) abusive, improper or otherwise irrelevant to the Board's duties and responsibilities; or (4) subject to policies or procedures that specify the proper handling of a communication that addresses such subject matter.

Managing with integrity

At PNC, we strive to always manage our business with integrity, transparency and accountability. We are expected to make sound business decisions in the best interests of PNC and its clients, undistorted by personal interests. On the following pages, we describe some of the policies and procedures we have instituted to uphold our commitment to this standard.

Code of Business Conduct and Ethics

PNC has adopted a Code of Business Conduct and Ethics that applies generally to all employees, including executive officers, and to our directors. The Code of Business Conduct and Ethics is reviewed and approved annually by the Audit Committee, as the Board committee that is responsible for oversight of conduct risk management.

The Code of Business Conduct and Ethics addresses these important topics, among others:

- Our commitment to ethics and values

- Fair dealing with customers, suppliers, competitors and employees

- Conflicts and potential conflicts of interest, including self-dealing, insider trading and other trading restrictions, outside employment and transactions with PNC

- Gifts and entertainment

- Creation of business records, document retention and protection of confidential information

- Protection and proper use of our assets, including intellectual property and electronic media

- Communicating with the public

- Political involvement, including campaigning and political contributions and spending

- Compliance with laws and regulations

- Protection from retaliation

The Code of Business Conduct and Ethics is available on our website at www.pnc.com/corporategovernance. Any shareholder may also request a free printed copy by contacting our Corporate Secretary at the address provided under "Board's role in corporate governance" in this proxy statement.

Our adoption of the Code of Business Conduct and Ethics is intended to satisfy the SEC's requirement to adopt a code that applies to a company's CEO and senior financial officers. The Audit Committee and our Corporate Ethics Office must approve any waivers of or exceptions to code provisions granted to our directors or executive officers. We will post on our website any future amendments to, or waivers of, a provision of the Code of Business Conduct and Ethics that applies to any of our directors or executive officers (including our Chairman and CEO, CFO and Controller). In 2025, no directors or executive officers requested a waiver of any of the provisions of the Code of Business Conduct and Ethics.

Personal securities transactions

We have specific standards of conduct that apply to PNC directors' and employees' personal securities transactions. These standards of conduct are intended to assist directors and employees in understanding their obligations under the applicable securities laws and regulations and to help strengthen their alignment with our long-term vision at PNC.

Insider trading policies and procedures

Our Code of Business Conduct and Ethics and related policies prohibit insider trading, and we have adopted insider trading policies and procedures applicable to our employees and directors, and, in some circumstances, their respective family members. We have implemented processes that we believe are reasonably designed to promote PNC's compliance with insider trading laws, rules and regulations, and any applicable NYSE listing standards. These policies set forth the standards and conduct required of such individuals as to their personal securities transactions, in addition to addressing requirements of personnel who execute trades on behalf of PNC and its primary bank subsidiary. These policies prohibit insider trading and any misuse of material, nonpublic information obtained in connection with service at PNC, including with respect to our customers and other third parties. In addition, certain individuals, including directors, executive officers, certain other senior employees and their respective family members, are subject to trading blackout periods and special preclearance and reporting requirements related to their trading activity. We have adopted related procedures that are designed to ensure appropriate information barriers are in place to prevent the misuse of material, nonpublic information and to administer the requirements of and monitor compliance with our insider trading policy requirements. Copies of these documents are available at Exhibits 19.1 through 19.3 to our 2025 Form 10-K.

Anti-hedging/anti-pledging and other restrictions

Our Code of Business Conduct and Ethics and related policies, which apply to our employees and directors, prohibit all employees and directors from day-trading or short-selling PNC securities and from engaging in transactions in any derivative of PNC securities (other than securities issued under a PNC compensation plan), including buying and writing options. In addition, directors, executive officers, certain other senior employees and their respective family members are prohibited from hedging any PNC securities or any exchange-traded funds owned by them that invest primarily in banks.

Additionally, we do not allow directors, executive officers and certain other senior employees to pledge PNC securities. These restrictions also generally apply to immediate family members of the covered employees and directors.

Related person transactions policy

PNC's Related Person Transactions Policy provides a written framework for Board-level review of potential related person transactions and approval or ratification of related person transactions. The Audit Committee and the N&G Committee have each reviewed and approved this policy,

A related person transaction is generally any transaction in which (1) PNC or its subsidiaries is or will be a participant, (2) the amount involved exceeds $120,000 and (3) a director or nominee, executive officer, family member or any beneficial owner of more than 5% of our common stock has or will have a direct or indirect material interest.

The following requirements apply to related person transactions:

▪ A related person transaction may be completed or shall continue only if the appropriate Board committee approves the transaction as not inconsistent with the interests of PNC and its shareholders, and the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

▪ The Presiding Director shall assign responsibility for reviewing the transaction to the full Board, a Board committee solely composed of independent directors, or such PNC officers or management-level committee as the Presiding Director determines to be appropriate.

▪ In general, a potential related person transaction that involves a director shall be reviewed by the N&G Committee, as the transaction could also impact independence. A transaction that involves an executive officer or beneficial owner of more than 5% of our common stock shall be reviewed by the Audit Committee.

▪ Approval or disapproval of each related person transaction shall be reported to the full Board.

The Audit Committee and the N&G Committee have determined that certain types of transactions do not create or involve a direct or indirect material interest on the part of the related person and therefore do not require review or approval under the Related Person Transactions Policy. These include, for example:

▪ Indebtedness due from the related person for purchases of goods and services subject to usual trade terms, for ordinary business travel and expense payments and for other transactions in the ordinary course of business;

▪ Loans or other extensions of credit from PNC's bank subsidiary, provided that the loans are not disclosed as nonaccrual, past due, restructured or potential problems and comply with the Federal Reserve Board's Regulation O;

▪ Capital market transactions, financial services and financial advisory services, where the pricing and terms of such transactions are comparable to those which could be obtained in arm's-length dealings with an unrelated party; and

▪ Cash management services, overdraft facilities, credit facilities, foreign exchange transactions, investment brokerage, securities reverse repurchase transactions, clearing and settlement services, syndicated loan agency and other ordinary course products and services provided on terms that are consistent with market terms for such products and services.

Certain relationships and related transactions

In the ordinary course of business, PNC or its subsidiaries engage in transactions with or involving some of PNC's directors, executive officers or their immediate family members or entities affiliated with the foregoing persons; BlackRock, Inc. and its affiliates ("BlackRock"); and The Vanguard Group, Inc. and its affiliates ("Vanguard"). According to their respective Schedule 13G/A filings with the SEC, BlackRock and Vanguard each beneficially own more than 5% of the outstanding shares of PNC common stock. A summary of those ordinary course transactions in 2025 is provided below. It is expected that such transactions shall continue and additional transactions may occur in the future.

- We provide loans, other extensions of credit or other banking or financial services to some of PNC's directors, executive officers, their immediate family members or entities affiliated with the foregoing persons.

- We provide routine lending, treasury management, capital markets and other financial services to BlackRock and Vanguard. In addition, we may trade with, invest in, cause our clients to invest in or offer BlackRock or Vanguard mutual funds or other investment products to our clients. BlackRock serves as an asset manager for our pension plan and voluntary employees' beneficiary association, and for certain investment options under our 401(k) plan. We engage in distribution, shareholder servicing and marketing support activities relating to BlackRock funds. We also engage in shareholder servicing activities relating to Vanguard funds and offer Vanguard funds as an investment option under our 401(k) plan.

We believe our transactions with the foregoing parties reflect market terms and conditions. Loans or extensions of credit to the foregoing parties were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable facilities with persons not related to PNC, and did not involve more than the normal risk of collectability.

Family relationships

PNC and its subsidiaries employ more than 55,000 employees. In instances where an employee is an "immediate family member" of an executive officer, director or director nominee of PNC, as defined by SEC regulations, such employee shall participate in compensation and incentive plans or arrangements on the same basis as other similarly situated employees. We identify below PNC's employment relationships with any immediate family members of executive officers, directors or director nominees, in cases where such family member's 2025 compensation exceeded $120,000.

- Louis Cestello, Head of Regional Presidents, has a brother-in-law who works in the Corporate & Institutional Banking business segment. Mr. Cestello's brother-in-law is employed in a non-executive officer capacity, does not reside in the same household as Mr. Cestello and does not report directly to a PNC executive officer.

The employment of an immediate family member of an executive officer, director or director nominee and associated compensation is reportable to the Audit Committee or the N&G Committee, as applicable, and otherwise considered to be exempt from the Related Person Transactions Policy. In accordance with the Related Person Transactions Policy, the above relationship was reported to the Audit Committee.

Compensation decisions

The Board has delegated to the HR Committee and the N&G Committee the responsibility for determining the form and amount of compensation that PNC shall pay to the members of executive management (excluding the General Auditor and the Chief Risk Officer) and to the non-employee directors, respectively. Each of the HR Committee and the N&G Committee may, when deemed appropriate, recommend that the entire Board take action on a particular compensation decision.

The Audit Committee and the Risk Committee have the authority to determine and award compensation under PNC's applicable plans to the General Auditor and the Chief Risk Officer, respectively.

Roles of executive officers and consultants

The HR Committee and the N&G Committee may receive assistance from members of management and external compensation consultants in determining executives' and non-employee directors' compensation. For example, the HR Committee and the N&G Committee typically obtain comparative compensation data, which may be prepared by or at the direction of management based on proxy statements and other public disclosures or may be provided by compensation consultants in the form of surveys and reports.

For the 2025 performance year, the HR Committee's independent compensation consultant, Meridian Compensation Partners, LLC ("Meridian"), prepared discussion materials relating to the compensation of the CEO, which Meridian discussed with the HR Committee in executive session. Meridian also prepared other benchmarking reviews and pay-for-performance analyses for the HR Committee with respect to the CEO, the CFO and the other NEOs. At least one representative from Meridian attended all meetings of the HR Committee and met periodically with the HR Committee without members of management present.

Before each HR Committee meeting, the HR Committee chair typically meets with the applicable members of management, including the Chief Human Resources Officer, and the independent compensation consultant to discuss the meeting agenda, proposed meeting materials and any areas of focus. The HR Committee chair may schedule other meetings with its independent compensation consultant without management present, as needed.

During HR Committee meetings, the CEO and the Chief Human Resources Officer often review corporate, business segment, and individual executives' performance as part of the compensation discussions and may present their views or recommendations. The HR Committee evaluates those recommendations, generally in consultation with the HR Committee's independent compensation consultant. Other members of executive management also may be invited to provide the HR Committee with more detailed information about specific elements of business performance. For example, our Chief Risk Officer regularly presents to the HR Committee on the risk performance matters that are considered in executive compensation determinations.

The HR Committee considers compensation decisions for the CEO and the Chief Human Resources Officer in executive session, without either officer present for the discussion of their compensation. Decisions regarding CEO compensation are also discussed with the full Board in executive session.

HR Committee's independent compensation consultant

As indicated above, the HR Committee retained Meridian as its independent compensation consultant for 2025 to advise on PNC's compensation programs for its CEO and other executive officers. In this capacity, Meridian reported directly to the HR Committee. PNC paid no fees to Meridian in 2025 other than fees paid in connection with the work performed by Meridian for the HR Committee.

The HR Committee evaluated whether the work of Meridian raised any conflicts of interest. The HR Committee considered various factors, including the six factors mandated by SEC regulations, and determined that no conflict of interest was raised by the work performed by Meridian for the HR Committee.

Consultants retained by management

Management retains compensation consultants for its own use. In 2025, management retained McLagan to provide certain market data for the financial services industry. Management also engaged Willis Towers Watson, a global professional services firm, to provide various actuarial and management consulting services from time to time. Willis Towers Watson also performed analyses of the compensation program for our non-employee directors and provided related reports to management and the N&G Committee. Other services that Willis Towers Watson provided to management in 2025 are listed below:

- Prepared specific actuarial calculations on values under our retirement plans

- Prepared surveys of competitive pay practices

- Provided insurance brokerage and consulting services to mitigate certain property and casualty risks

- Provided guidance on certain aspects of total rewards, talent management and other human resources initiatives

Reports prepared by Willis Towers Watson and McLagan that relate to executive compensation may also be shared with the HR Committee.

Authority to delegate compensation decisions to others

The HR Committee may delegate to its chair or other persons such power and authority as the HR Committee deems to be appropriate, except such powers and authorities required by law to be exercised by the whole committee or by a subcommittee of at least two members. Under their charters, the HR Committee and the N&G Committee may form subcommittees of one or more committee members and delegate authority to them, when appropriate and as permitted by law.

The HR Committee and the N&G Committee have not delegated to others their authority to determine the compensation payable to the executive officers and the non-employee directors, respectively.

Compensation committee interlocks and insider participation

During 2025, the members of the HR Committee were Debra A. Cafaro, Andrew T. Feldstein, Richard J. Harshman and Robert A. Niblock. None of these directors were officers or employees of PNC during 2025, nor are they former officers of PNC or any PNC subsidiary. During 2025, no executive officer of PNC served on the board of directors or compensation committee (or other board committee performing equivalent functions) of an entity that had an executive officer who served on the Board or the HR Committee.

Director compensation

PNC strives to provide its directors with reasonable compensation that is commensurate, in both form and amount, with their duties in order to attract and retain the highest quality individuals to serve on the Board.

Each year the N&G Committee reviews the non-employee director compensation program and approves the form and amount of compensation, including any changes as determined appropriate by the N&G Committee. As part of this annual review process, the N&G Committee considers, among other things, the alignment of the director compensation program with business and shareholder interests, director compensation practices of peer companies and changes in overall director compensation trends in light of the competitive environment.

2025-2026 compensation program

On April 23, 2025, the N&G Committee approved the non-employee director compensation program for the April 2025 to April 2026 term of director service. The sole change approved by the N&G Committee for the 2025-2026 term was an increase in the value of the annual equity retainer from $170,000 to $190,000. The N&G Committee's review took into consideration market analyses prepared by Willis Towers Watson, a global professional services firm retained by management. These market analyses examined the non-employee director compensation practices of the same peer group of companies used by the HR Committee of the Board to evaluate Company performance, as detailed in "Compensation discussion & analysis—Our compensation program—Peer groups" in this proxy statement.

The non-employee director compensation program for the 2025-2026 term is summarized in the table below.

Pay Component[1]	Value/Amount	Additional Information
Board member – annual cash retainer	$105,000	Paid in four quarterly advance installments. A prorated amount would be paid to a non-employee director who joins the Board during the year.
Board member – annual equity retainer	$190,000	Granted in deferred stock units ("DSUs") to non-employee directors serving on the Board following the annual meeting.
Presiding Director – additional retainer	$50,000	Paid in four quarterly advance installments.
Committee chair – additional retainer ▪ Audit Committee ▪ Risk Committee	$30,000	Paid annually on July 1.
Committee chair – additional retainer ▪ HR Committee ▪ N&G Committee ▪ CR Committee ▪ Tech Committee	$25,000	Paid annually on July 1.
Committee member – additional retainer ▪ Audit Committee ▪ Risk Committee	$15,000	Paid annually on July 1.
Committee member – additional retainer ▪ HR Committee ▪ N&G Committee ▪ CR Committee ▪ Tech Committee	$10,000	Paid annually on July 1.

(1)   See "— Deferred compensation plans" below for information regarding the deferred payment provisions applicable to non-employee directors' cash and equity compensation.

Mr. Demchak, our Chairman and CEO, receives no compensation for his service on the Board. See "Compensation discussion and analysis" in this proxy statement and the related compensation tables and narrative discussion for information regarding Mr. Demchak's compensation.

Deferred compensation plans

Our non-employee directors may enroll in our Directors Deferred Compensation Plan and elect to defer receipt of up to 100% of their cash compensation (i.e., their cash retainers). Under that plan, a non-employee director may elect to defer compensation into an account that tracks either the price of PNC common stock or an interest rate defined by the plan. The accounts that track the price of PNC common stock are credited with a number of phantom stock units equal to the number of shares (including fractional shares) that could have been purchased with the equivalent PNC common stock cash dividends that would have been paid on each dividend payment date. We do not pay above-market or preferential earnings on any director compensation that is deferred. The directors may choose the payout date and whether the payout, which is made in cash, will be in a lump sum or up to 10 annual installment payments.

The annual equity grant to non-employee directors is made under the Outside Directors Deferred Stock Unit Program, a sub-plan of PNC's shareholder-approved 2016 Incentive Award Plan. This sub-plan provides that each non-employee director may receive an annual grant of DSUs that vests immediately upon grant and is paid out in shares of PNC common stock at retirement or death on a one-share to one-DSU basis. The number of DSUs granted is equal to the dollar value specified for the award, divided by the closing price of a share of PNC common stock on the date of grant, rounded down to the nearest whole share. The DSUs accrue dividends with reinvestment equal to the number of DSUs that could have been purchased with the equivalent PNC common stock cash dividends (rounded down to the nearest whole share). DSUs have no voting rights.

The aggregate number of DSUs and phantom stock units that track the price of PNC common stock held by each incumbent director pursuant to these deferred compensation plans is included in "Security ownership of management and certain beneficial owners" in this proxy statement under the columns "Common stock units" and "Cash-payable common stock unit ownership." All DSUs and phantom stock units are vested.

Other benefits

We generally limit the benefits we provide to non-employee directors, but we regularly provide the following:

- Charitable matching gifts. We will match a non-employee director's personal gift to qualifying charities up to a limit of $5,000 per year.

- Expenses related to Board service. We pay for expenses connected with our non-employee directors' Board service, including travel on corporate, private or commercial aircraft, lodging, meals and incidentals.

We may also provide other incidental benefits to our non-employee directors from time to time, including tickets to cultural, social, sporting or other events and small gifts for holidays, birthdays or special occasions. In limited circumstances, we may provide travel on corporate aircraft for personal purposes, such as when a family emergency arises or a seat is available on a previously scheduled flight. We determine the value of these benefits based on the incremental cost to PNC, and we include the applicable amount in the "All Other Compensation" column of the Director compensation in 2025 table below.

Director compensation in 2025

The table below shows the compensation we provided to our non-employee directors for their service in 2025.

Name	Fees Earned[a] ($)	Stock Awards[b] ($)	All Other Compensation[c] ($)	Total ($)
Joseph Alvarado	130,000	189,994	5,000	324,994
Debra A. Cafaro	155,000	189,994	5,000	349,994
Marjorie Rodgers Cheshire	165,000	189,994	5,000	359,994
Douglas A. Dachille*	126,610	189,994	—	316,604
Andrew T. Feldstein	215,000	189,994	5,000	409,994
Richard J. Harshman	170,000	189,994	5,000	364,994
Daniel R. Hesse	150,000	189,994	10,000	349,994
Renu Khator	130,000	189,994	—	319,994
Linda R. Medler	130,000	189,994	—	319,994
Robert A. Niblock	130,000	189,994	5,000	324,994
Martin Pfinsgraff	165,000	189,994	—	354,994
Bryan S. Salesky	125,000	189,994	—	314,994

* Mr. Dachille was appointed to the Board on February 3, 2025.

(a) This column includes, as applicable, the Board annual cash retainer, the Presiding Director annual cash retainer and additional retainers for committee chairs and committee members. The amounts in this column are inclusive of amounts voluntarily deferred by certain directors under our Directors Deferred Compensation Plan, a nonqualified defined contribution plan, as follows: Debra A. Cafaro ($155,000); Marjorie Rodgers Cheshire ($82,500); Douglas A. Dachille ($29,064); Andrew T. Feldstein ($215,000); Richard J. Harshman ($42,500); Daniel R. Hesse ($150,000); Renu Khator ($130,000); Robert A. Niblock ($65,000); and Bryan S. Salesky ($125,000).

Directors who deferred amounts into the account that tracks PNC common stock under the Directors Deferred Compensation Plan were credited with cash-payable stock units based on the closing price of our common stock on the dates of deferral.

(b) The amounts in this column reflect the grant date fair value under Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("FASB ASC Topic 718") of 1,207 DSUs awarded to each director under our Outside Directors Deferred Stock Unit Program on April 23, 2025. The grant date fair value is calculated based on the NYSE closing price of our common stock on April 23, 2025 of $157.41 per share.

None of our non-employee directors had any outstanding stock options or unvested stock awards as of December 31, 2025.

(c) For Messrs. Alvarado, Feldstein, Harshman, Hesse and Niblock, this column includes the dollar amount of matching gifts (2025 program year) that we paid to charitable organizations designated by them. For Mses. Cafaro and Cheshire and Mr. Hesse, this column also includes the dollar amount of matching gifts (program year 2024) that we paid in early 2025 to charitable organizations designated by them. PNC's matching gift program accepts participant requests through February 15 of the following year. No non-employee director received incidental benefits having a value in excess of $10,000 in 2025, and there were no incremental costs to PNC for personal use of our corporate aircraft by any non-employee director in 2025.

Director stock ownership requirement

The Board has adopted a common stock ownership guideline for our non-employee directors. Under this guideline, each non-employee director must own shares of PNC common stock (including phantom stock units issued pursuant to the Directors Deferred Compensation Plan) with a value of at least five times the value of his or her annual base retainer. Until a director meets this ownership level, he or she must purchase or acquire common stock or stock units that equal at least 25% of the annual retainer for that year. Directors are expected to satisfy the stock ownership requirement by making open market purchases or by deferring their cash retainers into phantom stock units under the Directors Deferred Compensation Plan as described above. As of December 31, 2025, the minimum ownership threshold for non-employee directors was valued at $525,000. All of our directors serving at that time satisfied the minimum ownership threshold, except for Douglas Dachille, who joined the Board in February 2025.

Item 2 — Ratification of independent registered public accounting firm

Role of the Audit Committee

The Audit Committee is responsible for the appointment, compensation, evaluation, retention and oversight of PNC's independent auditors.

The Audit Committee annually evaluates, monitors and reports to the Board on the independence, qualifications and performance of PNC's independent auditors and the performance of the lead audit partner. The Audit Committee also oversees the required rotation of the lead audit partner, with the chair of the Audit Committee participating directly in the selection of the new lead audit partner. The Audit Committee considers, not less frequently than when the lead audit partner is rotated, whether PNC should adopt a policy of regular rotation of the independent audit firm. The Audit Committee approves all audit engagement fees and terms associated with the retention of the independent auditors.

Selection of PricewaterhouseCoopers LLP

The Audit Committee has selected PricewaterhouseCoopers LLP ("PwC") as the independent auditors who shall audit the consolidated financial statements of PNC and its subsidiaries for the year ending December 31, 2026. PwC has served as PNC's independent auditors since 2007.

The Audit Committee and the Board believe the continued retention of PwC as our independent auditors is in the best interest of PNC. PwC was selected pursuant to the Audit Committee's annual evaluation of PwC, which considered a variety of factors, including the qualifications and performance of PwC and the lead audit partner; the quality and candor of PwC's communications with the Audit Committee and PNC; and PwC's independence, objectivity and professional skepticism.

The Audit Committee and the Board have adopted a policy that if the ratification of the independent auditors does not receive a majority of the votes cast at the annual meeting, the Audit Committee will reconsider its selection of the independent auditors. However, the Audit Committee will be under no obligation to select new independent auditors. If the Audit Committee does select new independent auditors for 2026, we will not seek shareholder ratification of the new selection.

Representatives of PwC are expected to be available at the annual meeting and will have the opportunity to make a statement and respond to appropriate questions from shareholders.

> **The Board of Directors recommends voting "FOR"**
> **Item 2 – Ratification of the Audit Committee's selection of**
> **PricewaterhouseCoopers LLP as PNC's independent**
> **registered public accounting firm for 2026**

Audit, audit-related and permitted non-audit fees

The Audit Committee has determined that the services provided by PwC for 2025 are compatible with auditor independence. The Audit Committee discussed those services with PwC and our management to determine that they are permitted under SEC rules and regulations concerning auditor independence.

The following table summarizes the total fees for professional services rendered by PwC to PNC for 2025 and 2024:

Category	2025 (in millions)	2024 (in millions)
Audit fees	$24.2	$23.2
Audit-related fees*	$3.0	$3.2
Tax fees	$4.0	$0.1
All other fees**	—	—
TOTAL FEES BILLED	$31.2	$26.5

* Excludes fees of $1 million in 2025 and $1.5 million in 2024 for financial due diligence services related to potential private equity investments. In those instances, the fees were paid by the company issuing the equity.

** Amounts were less than $10k in 2025 and 2024.

Audit fees. These fees consisted primarily of the audit of our annual consolidated financial statements in our Form 10-K filing, reviews of our quarterly consolidated financial statements included in our Form 10-Q filings, comfort letter procedures, other services related to SEC matters and required attestation services.

Audit-related fees. These fees consisted primarily of SSAE 18, compliance and internal control reviews.

Tax fees. For 2025 these fees related to tax compliance services, including tax return preparation and review and assistance with tax examinations, and additionally to trust and estate tax compliance services, tax planning services, and tax consultation services (less than $30k). For 2024 these fees were primarily attributable to tax compliance services, including tax return preparation and review and assistance with tax examinations.

All other fees. These fees relate to subscription-based services.

Procedures for pre-approving audit services, audit-related services and permitted non-audit services

The Audit Committee is responsible for pre-approving audit services, audit-related services and permitted non-audit services (such as tax) to be provided to us by our independent auditors. The Audit Committee is given this responsibility to confirm that the provision of services will not impair our auditors' independence. The Audit Committee performs this function for us and our subsidiaries.

The Audit Committee's responsibility also includes pre-approval of the fees for such services (although SEC regulations do not require the pre-approval of fees) and the other terms of the engagement. The Audit Committee may either pre-approve specific fees or a methodology for determining fees. Any proposed increase in fees that exceeds the pre-approved amounts requires the Audit Committee's approval.

Pre-approval may be general (categories of services) or specific (individual services). If the Audit Committee pre-approves a general category of services, it will review the scope of services related to such general pre-approval at least annually. The Audit Committee is responsible for approving any fee or other compensation arrangements for services covered by a pre-approval of a general category of services.

The full Audit Committee may exercise pre-approval authority or the chair of the Audit Committee may exercise the authority as required between meetings. The Audit Committee may also delegate this authority, in whole or in part, to one or more committee members. Any person exercising delegated authority reports on the pre-approvals at the next scheduled meeting of the Audit Committee, which will be reflected in the meeting minutes.

The Audit Committee may not delegate its pre-approval authority to any other person, including any member of management or other PNC employee or agent.

The written request for pre-approval includes, at a minimum, a description of the nature of the engagement, the proposed fee for the services and a statement that the services to be performed by the independent auditor are consistent with SEC and other applicable rules on auditor independence. In addition, each pre-approval request is reviewed by the independent auditor to confirm the provision of services is consistent with SEC and other applicable auditor independence rules. All requests for pre-approval of services are reviewed by management to ensure the services are permitted under SEC regulations and the Audit Committee charter and include a recommendation of the proposal by the Chief Financial Officer or the Controller and the General Auditor. In reviewing a pre-approval request, the Audit Committee or its chair may request that members of management provide their views on auditor independence questions.

The Controller or a designee of the Controller reports to the Audit Committee at least quarterly as to the status of services that have been pre-approved and the related fees.

The Audit Committee may amend these procedures from time to time.

All audit services, audit-related services and permitted non-audit services and related fees disclosed above were pre-approved in accordance with these procedures.

Audit Committee Report

The Audit Committee's job is one of oversight, as set forth in its charter. It is not the duty of the Audit Committee to prepare PNC's consolidated financial statements, to plan or conduct audits, or to determine that PNC's consolidated financial statements are complete and accurate and are in accordance with generally accepted accounting principles. PNC's management is responsible for preparing PNC's consolidated financial statements and for establishing and maintaining effective internal control over financial reporting. PNC's management is also responsible for its assessment of the effectiveness of internal control over financial reporting. The independent auditors are responsible for the audit of PNC's consolidated financial statements and the audit of the effectiveness of PNC's internal control over financial reporting.

The Audit Committee has reviewed and discussed PNC's audited consolidated financial statements with management and with PricewaterhouseCoopers LLP ("PwC"), PNC's independent registered public accounting firm for 2025. The Audit Committee has selected PwC as PNC's independent auditors for 2026. A portion of the Audit Committee's review and discussion of PNC's audited consolidated financial statements with PwC occurred in private sessions, without PNC management present.

The Audit Committee has discussed with PwC the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the Securities and Exchange Commission (the "SEC").

The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed PwC's independence with representatives of PwC.

Based on the review and discussions referred to above, the Audit Committee has recommended to the Board of Directors that the audited consolidated financial statements be included in PNC's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

The Audit Committee of the Board of Directors of
The PNC Financial Services Group, Inc.

Richard J. Harshman, Chair
Joseph Alvarado
Debra A. Cafaro
Renu Khator
Robert A. Niblock
Martin Pfinsgraff

In accordance with SEC regulations, this Audit Committee Report is not incorporated by reference into any of our future filings made under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the Securities Act of 1933, as amended (the "Securities Act"). This report is not deemed to be soliciting material or to be filed with the SEC under the Exchange Act or the Securities Act.

Item 3 – Advisory vote to approve named executive officer compensation

What is the purpose of this item? We are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in "Compensation discussion and analysis" and the associated compensation tables and narrative contained in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to endorse or not endorse our 2025 executive compensation program and policies for our named executive officers, pursuant to Section 14A of the Securities Exchange Act of 1934, as amended.

How does the Board recommend I vote? Management of talent and executive compensation is an important part of PNC's governance and risk management activities. The HR Committee uses the following principles to help guide its executive compensation decisions:

Compensation principles	
– **Pay for performance:**	**Provide appropriate compensation for demonstrated performance across the enterprise**
– **Create value:**	**Align executive compensation with long-term shareholder value creation**
– **Engage talent:**	**Provide competitive compensation opportunities to attract, retain and motivate high-quality executives**
– **Discourage excessive risk-taking:**	**Encourage focus on the long-term success of PNC**

We believe our executive compensation program is well-designed to fulfill the above principles. Additionally, the HR Committee incorporates risk-mitigating features in our executive compensation program and conducts quarterly reviews of PNC's business performance and risk management performance as part of its regular oversight activities and to inform its decision making. For a detailed discussion of the key features of our named executive officer compensation program and the performance objectives considered by the HR Committee to determine the structure and amount of the various elements of compensation, see "Compensation discussion and analysis" in this proxy statement.

Accordingly, our Board recommends a vote **FOR** the following advisory resolution:

> RESOLVED, that the holders of the common stock and the voting preferred stock of The PNC Financial Services Group, Inc. (PNC), voting together as a single class, approve the compensation of PNC's named executive officers as described in the Compensation Discussion and Analysis, compensation tables and related disclosure contained in PNC's proxy statement for the 2026 Annual Meeting of Shareholders.

What is an advisory vote? As an advisory vote, the outcome of this vote will not bind PNC, the Board or the HR Committee. We will disclose the number of votes "For" and "Against" the resolution and the number of abstentions.

While this vote is non-binding, the Board and the HR Committee value the opinions of shareholders and will carefully consider the results when making future compensation decisions. Each year, the HR Committee receives reports on the outcome of the say-on-pay vote, how our say-on-pay vote compared to our peers and other large public companies, and whether any changes to the compensation program are being recommended for the committee's consideration in light of the results. The HR Committee expects to undertake a similar evaluation this year following the annual meeting.

When will the next "say-on-pay" vote occur? PNC intends to hold a "say-on-pay" vote every year, consistent with the preference indicated by shareholders pursuant to the most recent advisory vote on the frequency of the say-on-pay vote, which was held at PNC's 2023 annual meeting. The next advisory vote on the frequency of the say-on-pay vote will occur at PNC's 2029 annual meeting.

> **The Board of Directors recommends voting "FOR" Item 3 – Advisory vote to approve named executive officer compensation**

Compensation discussion and analysis

This Compensation Discussion and Analysis ("CD&A") explains our executive compensation philosophy, describes our compensation programs and reviews our compensation decisions for the following named executive officers:

Table of Contents

Named Executive Officers ("NEOs")



William S. Demchak
Chairman and Chief Executive Officer



Robert Q. Reilly
Executive Vice President and Chief Financial Officer



Mark Wiedman
President



Deborah Guild
Executive Vice President and Head of Technology



Alexander E. C. Overstrom
Executive Vice President and Head of Retail Banking



E William Parsley, III
Former Executive Vice President and Chief Operating Officer

Note: On July 1, 2025, following a planned reorganization of certain operating functions, Mr. Parsley ceased serving as Executive Vice President and Chief Operating Officer and transitioned to Executive Advisor of PNC. His employment with PNC ended on December 31, 2025.

2025 performance overview

PNC delivered record financial and operational performance in 2025, marked by meaningful earnings growth, record revenue, and continued positive operating leverage. The Company maintained disciplined expense management, strengthened its balance sheet, and advanced key strategic initiatives—including the acquisition of FirstBank and significant technology and AI investments—that enhanced efficiency and future growth capacity. Performance trends reflected improved profitability, robust capital levels, and healthy shareholder returns, with results that continued to outperform most peers. These results demonstrate consistent execution against long-term priorities and reinforce PNC's pay-for-performance compensation philosophy.

Below are some of PNC's key performance highlights from 2025.

- **Generated strong returns for our shareholders, while managing the balance sheet for long-term success:**
  - In 2025, PNC delivered record full-year revenue of $23.1 billion, reflecting continued disciplined execution across the franchise and record net interest income and noninterest income.
  - For the year, PNC generated an adjusted return on equity of 12.3%, ranking 2nd in the peer group, and a return on tangible common equity (ROTCE) ranking above the peer median, reflecting strong earnings and disciplined capital deployment.
  - In 2025, PNC continued to deliver solid fundamental performance, achieving tangible book value growth supported by balance-sheet strength and generating record diluted EPS of $16.59—exceeding both budget and 2024 results—reflecting disciplined execution and consistent financial performance.
  - Net interest income increased from $13.5 billion in 2024 to $14.4 billion in 2025, driven by favorable balance sheet positioning and solid loan growth.
  - Expenses remained well-controlled in 2025, even as PNC continued to invest in its businesses, technology and workforce. Total noninterest expense increased modestly year-over-year (2%), reflecting increased business activity as well as ongoing support for growth and operational initiatives, while still demonstrating disciplined cost management, as we once again exceeded our continuous improvement program (CIP) goal of $350 million.
  - As a result of record revenue and disciplined expense management, PNC generated 5% positive operating leverage in 2025, reflecting strong revenue growth coupled with sustained efficiency gains and continued progress against the company's long-term strategic and cost-management priorities.
  - Throughout 2025, we maintained a strong balance sheet, with average loans increasing to $323.4 billion reflecting growth in the commercial loan portfolio and relatively stable consumer loan balances. Average deposits rose to $428.8 billion supported by continued growth in both commercial and consumer client accounts and activity.
  - Our overall credit quality was strong, demonstrating our disciplined approach to growing loans and managing credit risk. During 2025 net loan charge-offs to average loans decreased to 0.23%, remaining the lowest in our peer group.
  - Capital continued to strengthen throughout 2025 and remained well above regulatory minimums. As of December 31, 2025, PNC's Basel III CET1 ratio increased to 10.6%, up from 10.5% at year-end 2024, reflecting disciplined capital management. The 2025 Federal Reserve Stress Test again demonstrated the resilience of PNC's balance sheet, with start-to-trough CET1 depletion remaining the lowest in the peer group.
  - PNC ended 2025 with tangible book value per common share of $112.51, an 18% increase from 2024, reflecting strong organic capital generation and a continued improvement in accumulated other comprehensive income.
  - Operating performance remained robust, with pretax, pre-provision net revenue ("PPNR") increasing to $9.3 billion from $8.0 billion in 2024, supported by continued technology modernization, including AI-driven automation and data-center upgrades, which enhanced efficiency and strengthened long-term operating performance.
  - PNC delivered strong shareholder returns, generating annualized TSR of 12.2% over one year, 14.2% over three years, 10.9% over five years, and 11.7% over ten years. During the year, PNC returned $3.9 billion of capital to shareholders through dividends and share repurchases and increasing the quarterly common dividend, reflecting strong earnings, disciplined capital management, and confidence in long-term growth.

■ **Executed against our three strategic priorities**

(1) Grow our client base by providing diversified financial products and services on national basis

▪ *Strengthened competitive positioning through strategic expansion.* PNC further advanced its national growth strategy with the completion of the FirstBank acquisition on January 5, 2026, expanding its geographic footprint and adding a meaningful number of new customer, loan, and deposit relationships. Throughout 2025, PNC continued to expand and deepen customer relationships, generating growth in both loans and deposits while benefiting from higher capital markets and advisory fee activity.

▪ *Expanded our national client footprint through disciplined, balanced market growth.* Strong momentum in Corporate and Commercial Banking expansion markets underscored PNC's ability to attract new clients and deepen existing relationships across diverse, high-growth regions resulting in a 5.5% increase in new client acquisition from 2024.

▪ *Broadened our product and channel offerings to meet client needs nationwide.* During 2025 PNC made significant investments to expand access to our comprehensive suite of financial solutions across all markets we serve including: a $2 billion branch expansion initiative to support the addition of more than 300 new branches by 2030 and complete the renovation of all existing branches and migrated 11.5 million retail clients to PNC's new online banking platform. The Company also expanded its digital offering through a strategic partnership with Coinbase, enabling clients to securely buy, hold, and sell digital assets through PNC's platform.

(2) Leverage technology to provide best-in-class client service, as well as ensure safety and soundness

▪ *Elevated client experience through next-generation digital platforms.* PNC announced a redesigned mobile application—featuring improved navigation and enhanced AI-enabled functionality—scheduled for release in the first half of 2026.

▪ *Accelerated AI-driven innovation.* PNC advanced the Enterprise AI strategy through deployment of generative AI platforms (including Microsoft Copilot), AI-enabled search for customer-facing teams, and strengthened data domain strategies to drive productivity, decision-making, and value creation while managing risk.

▪ *Delivered secure, real-time financial solutions for clients.* PNC launched a new partnership with Visa to provide real-time, trusted digital payment capabilities through Visa Direct, further enhancing technology-driven, secure service offerings for corporate and commercial clients.

(3) Enhance our brand by doing right by our constituents: our customers, communities, employees and shareholders

▪ *Delivered measurable community impact.* In 2025, we exceeded our $88 billion Community Benefits Plan, driving economic development in low- to moderate-income communities through loans, investments, affordable housing initiatives, and charitable support across our markets.

▪ *Growth in community and environmental lending.* Our Community Development Banking Team extended $660 million in loans and investments, up from $469 million in 2024, and we also fulfilled our $30 billion Environmental Finance pledge, financing projects in renewable energy, green buildings, and clean transportation.

▪ *Strengthened commitment to top talent development.* PNC further developed our talent strategy by launching the Brilliant Thrives Here® Employee Value Proposition, strengthening our ability to attract and retain top talent; in 2025, attrition among top-rated employees was less than half the enterprise-wide voluntary rate.

▪ *Employees supporting community partners.* In 2025, PNC employees volunteered approximately 85,000 hours across certified partner organizations focused on early childhood education or economic opportunity and paid nearly $1.8 million in volunteer grants to volunteer partner organizations.

We discuss in more detail how our 2025 performance affected our compensation decisions in "—2025 incentive compensation decisions."

Shareholder engagement and 2025 say-on-pay response

At our 2025 annual meeting, our shareholders voiced substantial support for the 2024 compensation of our NEOs, with 93.05% of the votes cast in favor of the 2025 "say-on-pay" advisory vote on executive compensation. This level of support is consistent with PNC's historical say-on-pay results, which have averaged approximately 93.75% since 2010.

Throughout 2025, we continued our outreach on executive compensation matters, reaching out to our 15 largest shareholders specifically about our executive compensation program and practices, as a part of the broader shareholder outreach efforts as outlined on page 4 of this proxy statement. Based on the feedback that we received, together with the strong 2025 say-on-pay vote result, the HR Committee determined no significant changes to the compensation program were necessary, viewing the 2025 say-on-pay vote result as support for our compensation program and practices.

The HR Committee will continue to consider shareholder feedback and the results of the say-on-pay vote in its compensation decisions, in addition to the other factors discussed in this CD&A.

Our compensation program

This section discusses how we view executive compensation and why we make the decisions that we do. The HR Committee uses the following principles to help guide its executive compensation decisions:

Compensation principles	
– Pay for performance:	Provide appropriate compensation for demonstrated performance across the enterprise
– Create value:	Align executive compensation with long-term shareholder value creation
– Engage talent:	Provide competitive compensation opportunities to attract, retain and motivate high-quality executives
– Discourage excessive risk-taking:	Encourage focus on the long-term success of PNC

The HR Committee believes that the successful application of these principles requires a thoughtful program design, which includes a balanced evaluation of performance. The HR Committee believes that discretion, flexibility and judgment are critical to its ability to award incentive compensation that reflects near-term performance results as well as progress towards longer-term strategic priorities. See "—Evaluating performance" below for more information on how the HR Committee evaluates performance.

Key program features

The HR Committee reviews and approves the compensation to be paid to our NEOs. We seek clarity and transparency in our compensation structure, using features that we believe will help to create a balanced program. While we consider the expectations of various stakeholders, we want our compensation program to achieve multiple objectives, consistent with our compensation principles. The HR Committee also regularly reviews the operation of our compensation program to help ensure that our objectives continue to be met.

Our executive compensation program includes several complementary, risk-mitigating features:

- We provide incentives for performance over different time horizons (short- and long-term).

- We embed performance goals into a significant portion of our long-term incentive awards and include a risk-based performance review that could reduce or eliminate the awards.

- We place a substantial majority of compensation at risk, including deferring at least 50% of our NEOs' compensation into equity-based long-term incentives that are not payable for several years.

- We reward achievement against both quantitative and qualitative goals, while allowing for discretion.

- We connect pay to company performance, relative to our internal objectives as well as the performance of a carefully selected peer group.

- We consider market data and trends when making pay decisions.

What we do (and don't do)

The following table illustrates some important features of our executive compensation program — not only what we do, but what we don't do:

WHAT WE DO	WHAT WE DON'T DO
✓ **We pay for performance.** We link most of our executive pay to performance, including financial and operating performance measures, qualitative measures and risk-based metrics.	✗ **We do not allow tax gross-ups.** We do not provide excise tax gross-ups in any change of control agreement. We do not offer tax gross-ups on the perquisites that we offer.
✓ **We discourage excessive risk-taking.** Our program discourages executives from taking inappropriate, excessive risks in several ways—including by relying on multiple performance metrics, deferring payouts over a long period, establishing clawback and forfeiture provisions, and requiring meaningful stock ownership.	✗ **We will not enter into substantial severance arrangements without shareholder approval.** In 2025, we adopted an executive severance plan to provide consistent, market-based severance protections for select senior executives, including our named executive officers. In addition, we maintain a policy that if a severance arrangement would pay more than 2.99 times base and bonus (in the year of termination), it requires shareholder approval.
✓ **We require NEOs to hold PNC stock.** Our NEOs must hold a substantial amount of stock, and this amount continues to increase as their equity awards vest.	✗ **We do not grant equity that accelerates upon a change of control (no "single trigger").** We require a "double trigger" for equity to vest upon a change of control—not only must the change of control occur, but the executive must be terminated.
✓ **We have a clawback and forfeiture policy.** Our policy requires us to claw back prior incentive compensation that we awarded based on detrimental conduct or inaccurate performance metrics (to the extent not already covered by the final Dodd-Frank rules and exchange listing standards). Our policy gives us broad discretion to cancel unvested equity awards due to risk-related issues.	✗ **We do not reprice stock options.** Although we currently do not grant stock options, we cannot reprice stock options that are out-of-the-money, unless our shareholders allow us.
✓ **We limit perquisites.** We provide limited perquisites. Our NEOs may receive financial planning and tax preparation services and limited personal use of the corporate aircraft. Two NEOs remain eligible to receive executive physicals under a legacy program that we no longer offer.	✗ **We do not enter into employment agreements.** We do not enter into individual employment agreements with our NEOs; they serve at the will of the Board.
✓ **We retain an independent compensation consultant.** The HR Committee retains an independent compensation consultant that provides no other services to PNC. The independent compensation consultant attends all regular HR Committee meetings.	✗ **We prohibit hedging, pledging and short sales of PNC securities.** We do not allow any employee or director to hedge or short-sell PNC securities. We do not allow any NEO or director to pledge PNC securities.

Regulatory expectations

As a large diversified financial services company, we must comply with various regulatory requirements. The Board of Governors of the Federal Reserve (the "Federal Reserve") regulates PNC as a bank holding company and has provided guidance and set expectations with respect to our compensation program. The Office of the Comptroller of the Currency (the "OCC") regulates our primary banking subsidiary and also sets expectations for our compensation program. The Federal Reserve, the OCC and other financial industry regulatory entities, including the SEC, may provide guidance periodically on compensation matters.

Total compensation framework

To help achieve our compensation objectives, we evaluate our executive pay program and make pay decisions using a total compensation framework, similar to many of our peers.

- Each NEO has a total compensation target for the year that consists of (1) a base salary and (2) an incentive compensation target amount.
- The HR Committee generally sets these total compensation targets in the first quarter of the year or when an executive joins PNC or assumes new responsibilities.
- The incentive compensation target is composed of annual cash and long-term equity-based awards, and the HR Committee establishes a specific minimum percentage of compensation that will be delivered through long-term equity-based awards.
  - Under our program, the CEO receives at least 70% of total compensation (i.e., base salary and incentive compensation) in the form of long-term equity-based incentive awards, as illustrated below. All other NEOs receive at least 50% of total compensation in the form of long-term equity-based incentive awards.

CEO Total Compensation Framework


Total Compensation Target
Committee applies equity and cash mix
Equity (Target*70%)
Cash (Target*30%)
Equity incentive awarded = 60% PSUs + 40% RSUs
Cash incentive awarded = (Target *30%) – annual base pay

Once the HR Committee sets the total compensation target, base salary, the only fixed source of cash compensation, is paid during the performance year. After year-end, what remains to be awarded within the total compensation framework is variable incentive compensation—the annual cash incentive award and the long-term equity-based incentive award. These amounts are evaluated and approved by the HR Committee during the first quarter of the following year, as discussed in more detail in "—2025 performance and compensation decisions—2025 incentive compensation decisions" below.

Total incentive compensation evaluated together. Under PNC's total compensation framework, the annual cash incentive and long-term incentive awards are evaluated as a single incentive opportunity rather than as separate programs. The HR Committee makes one overall decision on total incentive compensation relative to target based on performance. Because of this structure, the HR Committee cannot adjust the annual cash incentive or long-term incentive components independently without affecting the other. However, the HR Committee may adjust the mix within the total award—for example, by increasing the portion delivered as long-term incentives.

Setting total compensation targets

As discussed above, each NEO has a total compensation target for the year that consists of a base salary and an incentive compensation target (composed of annual cash and long-term equity-based awards) which the HR Committee sets during the first quarter of the year or when an executive joins PNC or assumes new responsibilities. The HR Committee believes the total compensation targets provide an appropriate balance between fixed and variable amounts, measuring short-term and long-term performance, immediate and deferred payouts, and cash and equity-based awards. For information on how the HR Committee's 2025 incentive compensation decisions compared to the targets for the 2025 performance year, see "—2025 performance and compensation decisions—2025 incentive compensation decisions."

When constructing an appropriate total compensation target for an NEO, the HR Committee uses guidelines consistent with our compensation principles:

- *We set targets using several factors, including market data.* The HR Committee reviews available market data but does not use a formula to set an executive's target compensation. The HR Committee evaluates many factors, including the appropriateness of the job match and market data, the responsibilities of the position and the executive's demonstrated performance, skills and experience.

- *At least 50% of compensation is equity-based and not payable for several years.* The HR Committee believes that a significant portion of compensation should be at risk or variable, tied to PNC stock performance and not payable until earned (if at all) for several years. Accordingly, at the beginning of the performance year, the HR Committee establishes a specific minimum percentage of each NEO's total compensation that will be delivered through long-term equity-based awards, which are all payable in shares of PNC common stock. For the 2025 incentive compensation awards, the HR Committee established minimum equity percentages for each NEO ranging from 50% to 70%. The specific mix of cash and equity for each NEO is discussed in more detail in "—2025 incentive compensation decisions."

- *We split the equity-based incentive between two forms of awards.* Long-term equity-based incentive awards generally are granted in two primary forms, a Performance Share Unit ("PSU") representing 60% of the value of the long-term award, and a Restricted Share Unit ("RSU") representing 40% of the value. Payouts under these awards are deferred over multiple years. For information on the terms of these awards, see "—Our compensation program—Incentive compensation program."

Evaluating performance

In the first quarter of each year, the HR Committee evaluates performance for the prior year to (1) determine the prior year's total incentive compensation awards and (2) set the total compensation target for the current year.

How the HR Committee assesses performance. The HR Committee evaluates executive performance using a balanced, multi-factor framework designed to reinforce long-term, risk-adjusted value creation. In determining annual incentive payouts, the HR Committee reviews performance across several dimensions—financial results, execution against strategic priorities, risk-management effectiveness, customer outcomes, talent development, financial discipline, and leadership. These factors are considered collectively to provide a comprehensive assessment of performance.

Dimension	Considerations include:
Financial Performance	Earnings quality, returns, TSR, balance sheet strength
Strategic Execution	Progress on multi-year priorities and key initiatives
Risk Management	Risk-adjusted performance and control effectiveness
Customer Outcomes	Customer experience, service excellence, franchise trust
Talent & Leadership	Culture, succession readiness, development of key talent
Financial Accountability	Expense discipline, operational efficiency

Why the HR Committee applies a principles-based framework. The HR Committee has intentionally adopted a principles-based approach that emphasizes informed judgment rather than reliance on a rigid formula. Relying solely on formulas can overemphasize short-term or externally driven outcomes and may not fully capture progress on longer-term strategic initiatives critical to sustainable shareholder value. A broader set of quantitative and qualitative indicators allows the HR Committee to evaluate performance more holistically and with appropriate rigor.

HR Committee Perspective	Rationale
Advantages of Balanced Approach	▪ Enables holistic evaluation of performance ▪ Clear alignment with long-term value creation ▪ Ability to apply risk-based adjustments ▪ Strong governance oversight
Limitations of Formula-Only	▪ Over-rewards short-term or externally driven results ▪ Undervalues long-term strategic progress ▪ Limits flexibility to address emerging risks ▪ May misalign incentives with regulatory expectations

Aligning stakeholders. Where feasible, the HR Committee aligns performance considerations with the interests of shareholders, management, and our regulatory framework. Because these objectives can diverge—such as the balance between returns and acceptable risk levels—the HR Committee believes a diversified set of metrics, combined with the ability to apply structured, risk-based adjustments, provides a more responsible and effective approach to compensation determination. This framework supports sound governance, reinforces prudent risk management, and promotes long-term value creation.

Stakeholder	Key Objective	HR Committee Response
Shareholders	Sustainable long-term returns	Multi-metric review supports disciplined performance
Regulators	Safe and sound banking practices	Structured oversight and risk adjustments
Management	Execution of strategic goals	Balanced measures reward long-term progress

Governance safeguards. The HR Committee employs several governance safeguards to ensure that incentive determinations are made in a disciplined, risk-sensitive manner. The program operates under a structured judgment framework that guides the committee's discretion and ensures consistent application of evaluative criteria. Incentive outcomes are informed by multiple performance measures, thereby reducing reliance on any single metric and mitigating undue volatility. The HR Committee may then apply risk-management adjustments to confirm that payouts appropriately reflect the quality and sustainability of performance. In addition, a holistic review of both results and behaviors reinforces expectations for sound leadership and a strong risk culture. Finally, the program is designed to maintain alignment with shareholder and regulatory expectations, supporting long-term value creation and adherence to safe and sound banking practices.

HR Committee evaluates performance quarterly. Our CEO reviews PNC's quarterly and annual performance with the HR Committee. During these quarterly reviews, the HR Committee receives a report on the following metrics, with comparisons to the prior year's results, the current year's budget or peer performance results, as appropriate:

Category of Metric	Metrics Evaluated
Financial Performance (measured against prior year, current year budget and peer group)	Net interest income Noninterest income EPS growth Return on assets Return on equity Risk-adjusted efficiency ratio

Category of Metric	Metrics Evaluated
Capital, Risk and Expense Management (measured against prior year and peer group)	Tangible book value
	CET1 ratio
	Loans to deposits ratio
	Net charge-offs to average loans
	Allowance for loan and lease losses to total loans
	Noninterest expense
Business Growth (measured against prior year, current year budget and to the extent available, peer group)	Average loan balances
	Allowance for loan and lease losses
	Average interest-bearing deposits
	Average noninterest-bearing deposits
	Average total deposits
	Average noninterest-bearing deposits mix
	Rate paid on interest-bearing deposits
	Assets under administration
	Retail mortgage origination volume
TSR (measured against peer group and the KBW banking index)	One-year
	Three-year
	Five-year
	Ten-year

We also adjust some of these metrics for certain events as described in more detail in the "—2025 performance and compensation decisions—2025 performance" section.

Evaluating performance against strategic priorities, risk performance, talent management and succession planning. In addition to these metrics, the HR Committee regularly reviews PNC's performance against its strategic priorities and meets with the Chief Risk Officer on a quarterly basis to review and discuss risk performance. The HR Committee also reviews the talent trends throughout our workforce quarterly, including talent recruitment, development, retention and employee engagement trends. In addition, as part of its Board-delegated duties, the HR Committee is responsible for regularly discussing succession planning and overseeing and evaluating succession plans for PNC's senior executive management (other than the Chief Risk Officer, the General Auditor and their direct reports, which are handled by the Risk and Audit Committees respectively).

Use of the term "peer group" in this CD&A. In evaluating performance and compensation outcomes, the HR Committee uses peer group comparisons for different purposes. Unless otherwise specified, references to the "peer group" (lowercase) throughout this CD&A refer to the Performance Peer Group used to evaluate PNC's performance relative to comparable institutions. When the HR Committee refers to the broader group used for compensation benchmarking, this CD&A uses the defined term "Compensation Peer Group" (capitalized). The composition and rationale for each peer group are described below in the "Peer groups" section.

Peer groups

To support more tailored performance evaluation and compensation benchmarking, the HR Committee uses two distinct peer groups.

Rationale for use of separate performance and compensation peer groups. Historically, the HR Committee has selected a single peer group each year that was used to help measure relative performance, as well as to determine payouts under our long-term incentive awards and for general compensation comparisons. In prior years, given the limited number of banks comparable to PNC's size, the HR Committee considered broader market data to better understand compensation practices in the financial services industry. Across multiple meetings in 2025, the HR Committee, in coordination with its independent compensation consultant, determined that there should be two peer groups:

(1) a peer group for assessing the company's performance relative to its peers (the "Performance Peer Group"); and

(2) a larger compensation peer group for benchmarking and compensation determinations (the "Compensation Peer Group").

The HR Committee concluded that establishing separate performance and compensation peer groups provides a clearer and more purpose-built framework for assessing PNC's performance and executive compensation. A dedicated performance peer group allows benchmarking our results against companies most comparable to PNC's business model and operating profile, while a broader compensation peer group better reflects the competitive market for senior executive talent. This structure improves transparency, expands the sample size used for compensation benchmarking to reduce volatility, and incorporates select financial services peers that more accurately reflect PNC's experience in recruiting and retaining senior leaders.

Performance Peer Group

Consistent with prior years, the HR Committee reviewed the composition of the 2025 peer group with management and its independent compensation consultant and determined that the existing peer group provided an appropriate mix of institutions for measuring relative performance, taking into consideration PNC's size and mix and scope of businesses, products, and services. Accordingly, the Performance Peer Group consists of the same companies that composed our 2024 peer group and includes the following 11 companies (with assets and market capitalization measured as of December 31, 2025 and revenue measured for the full year):

Performance Peer Group Company	Ticker Symbol	Peer	Assets (in billions)	Peer	Revenue (in billions)	Peer	Market Capitalization (in billions)
Bank of America Corporation	BAC	JPM	$ 4,424.9	JPM	$ 182.4	JPM	$ 868.8
Capital One Financial Corporation	COF	BAC	$ 3,411.7	BAC	$ 113.1	BAC	$ 396.7
Citizens Financial Group, Inc.	CFG	WFC	$ 2,148.6	WFC	$ 83.7	WFC	$ 288.2
Fifth Third Bancorp	FITB	USB	$ 692.3	COF	$ 53.4	COF	$ 151.5
JPMorgan Chase & Co.	JPM	COF	$ 669.0	USB	$ 28.5	USB	$ 83.0
KeyCorp	KEY	PNC	$ 573.6	PNC	$ 23.1	PNC	$ 81.5
M&T Bank Corporation	MTB	TFC	$ 547.5	TFC	$ 20.3	TFC	$ 62.1
Regions Financial Corporation	RF	CFG	$ 226.4	MTB	$ 9.7	FITB	$ 31.0
Truist Financial Corporation	TFC	FITB	$ 214.4	FITB	$ 9.0	MTB	$ 30.6
U.S. Bancorp	USB	MTB	$ 213.5	CFG	$ 8.2	CFG	$ 25.1
Wells Fargo & Company	WFC	KEY	$ 184.4	RF	$ 7.5	RF	$ 23.5
		RF	$ 158.8	KEY	$ 7.5	KEY	$ 22.8

2026 Performance Peer Group. Following its annual review, the HR Committee approved two changes to the 2026 Performance Peer Group. Capital One Financial ("Capital One") was removed due to its acquisition of Discover Financial Services, which further shifts its business mix toward credit card lending and away from PNC's strategic and operating profile. As a result, the HR Committee determined that Capital One no longer represents an appropriate comparator for evaluating PNC's performance. The HR Committee also approved the addition of Huntington Bancshares ("Huntington"), reflecting Huntington's continued growth and expanding retail presence in markets where PNC competes. Huntington is a meaningful competitor for middle-market and commercial clients and is also included among the peers of several existing Performance Peer Group members, such that the HR Committee considered it an appropriate addition for 2026.

Compensation Peer Group

The Compensation Peer Group includes the companies that comprise the Performance Peer Group, as well as 10 additional companies. In determining the Compensation Peer Group, the HR Committee reviewed factors such as asset size, revenue, market capitalization, regulatory categories, ownership structure, geographic scope and sub-industry (e.g., diversified banks, regional banks, consumer finance) of various financial institutions, excluding insurers, and considered the executive talent market in which PNC competes. After reviewing and discussing the proposed Compensation Peer Group with management and its independent compensation consultant, the HR Committee approved the Compensation Peer Group, as it believes that the companies included are generally most relevant as compensation benchmarking peers.

Within the Compensation Peer Group, PNC falls slightly above the median for asset size and at the median for revenue and market capitalization, as reflected in the table below (with assets and market capitalization measured as of December 31, 2025 and revenue measured for the full year):

Compensation Peer Group Company	Ticker Symbol	Peer	Assets (in billions)	Peer	Revenue (in billions)	Peer	Market Capitalization (in billions)
American Express Company	AXP	JPM	$ 4,424.9	JPM	$ 182.4	JPM	$ 868.8
Ameriprise Financial, Inc.	AMP	BAC	$ 3,411.7	BAC	$ 113.1	BAC	$ 396.7
Bank of America Corporation	BAC	C	$ 2,657.2	C	$ 85.2	WFC	$ 288.2
The Bank of New York Mellon Corporation	BK	WFC	$ 2,148.6	WFC	$ 83.7	MS	$ 281.0
Capital One Financial Corporation	COF	GS	$ 1,809.3	AXP	$ 72.2	GS	$ 260.6
The Charles Schwab Corporation	SCHW	MS	$ 1,420.3	MS	$ 70.6	AXP	$ 253.8
Citigroup Inc.	C	USB	$ 692.3	GS	$ 58.3	C	$ 203.9
Citizens Financial Group, Inc.	CFG	COF	$ 669.0	COF	$ 53.4	SCHW	$ 175.7
Fifth Third Bancorp	FITB	PNC	$ 573.6	USB	$ 28.5	COF	$ 151.5
The Goldman Sachs Group, Inc.	GS	TFC	$ 547.5	SCHW	$ 23.9	USB	$ 83.0
Huntington Bancshares Incorporated	HBAN	SCHW	$ 491.0	PNC	$ 23.1	PNC	$ 81.5
JPMorgan Chase & Co.	JPM	BK	$ 472.3	TFC	$ 20.3	BK	$ 79.9
KeyCorp	KEY	STT	$ 366.0	BK	$ 20.1	TFC	$ 62.1
M&T Bank Corporation	MTB	AXP	$ 300.1	AMP	$ 18.2	AMP	$ 44.8
Morgan Stanley	MS	CFG	$ 226.4	STT	$ 13.9	STT	$ 36.0
Northern Trust Corporation	NTRS	HBAN	$ 225.1	MTB	$ 9.7	FITB	$ 31.0
Regions Financial Corporation	RF	FITB	$ 214.4	FITB	$ 9.0	MTB	$ 30.6
State Street Corporation	STT	MTB	$ 213.5	CFG	$ 8.2	HBAN	$ 27.2
Truist Financial Corporation	TFC	AMP	$ 190.9	HBAN	$ 8.2	NTRS	$ 25.5
U.S. Bancorp	USB	KEY	$ 184.4	NTRS	$ 8.1	CFG	$ 25.1
Wells Fargo & Company	WFC	NTRS	$ 177.1	RF	$ 7.5	RF	$ 23.5
		RF	$ 158.8	KEY	$ 7.5	KEY	$ 22.8

During the HR Committee's transition to the use of two distinct peer groups in 2025, it relied on Aon's Radford McLagan Compensation Database ("McLagan") only as supplemental market context for certain executive roles. The McLagan data—which included 2024 actual total compensation—contains only one company not represented in either the Performance Peer Group or the Compensation Peer Group, which is Ally Financial.

Incentive compensation program

Determination of incentive compensation levels. As described above, the incentive compensation target awards include two components: (1) an annual incentive award payable in cash and (2) a long-term incentive award that is equity-based and granted in two different forms (PSUs and RSUs).

> **Step 1:** After the performance year ends, the HR Committee evaluates PNC's aggregate performance for the year, as well as the individual performance of each NEO (with input from our CEO), and determines an incentive compensation amount to be awarded to each executive, expressed as a percentage of the total compensation target set at the beginning of the performance year.

> **Step 2:** Once the HR Committee determines the final incentive compensation amount, it is divided between the annual cash incentive and the long-term equity-based incentive. The long-term incentive award makes up at least 50% of the value of the total compensation awarded to the NEO.

Long-term incentive awards (equity-based). The long-term incentive is equity-based and granted in the form of PSUs and RSUs. These awards, and all other equity-based awards, are granted by the HR Committee under PNC's shareholder-approved 2016 Incentive Award Plan.

The table below summarizes the material terms and conditions of the long-term incentive awards granted in 2026 for 2025 performance (these material terms and conditions are the same as the awards granted in 2025 for 2024 performance):

Name of Award	% of Long-Term Incentive Value	Vesting Schedule	Metrics	Payout Range (% of Target)	Stock or Cash Payout
PSU	60%	After three-year performance period ends	PNC's return on equity ("ROE"), as adjusted, compared to performance targets	0–150%	Stock
			EPS growth, as adjusted, rank against our peer group		
RSU	40%	Annual installments over three years	Time-based	0–100%	Stock

PSUs. With respect to 2025 performance, in the first quarter of 2026, the HR Committee granted to our NEOs (excluding Mr. Parsley), PSUs that represent an opportunity to receive shares of PNC common stock. The payout is based on how PNC performs against two corporate performance metrics over a three-year performance period.

Performance against these two metrics generates a percentage (the corporate performance factor). The award may be decreased if PNC fails to satisfy a risk performance metric or based on a discretionary risk performance review conducted by the HR Committee. After applying any risk-related performance adjustment (and if PNC satisfies the risk performance metric), the resulting percentage is applied to the number of target PSUs to determine the final number of units available for settlement. The PSUs have a maximum payout opportunity of 150% of target. Payout of any award under the PSUs also requires satisfaction of service requirements and other award conditions.

Two corporate performance metrics. The two corporate performance metrics include an absolute metric (an internal PNC measurement against a target) and a relative metric (PNC performance against our peer group).

1. *Absolute metric – 3-year average ROE (as adjusted) compared to performance targets established in advance by the HR Committee.* We adjust ROE for the items described in the paragraphs following the table below. The ROE metric, as adjusted, will be calculated annually for each year of the performance period. At the end of the three-year performance period, average ROE for the performance period will be determined as the average of PNC's annual ROE for each year. In establishing the ROE performance targets, the HR Committee considers multiple factors, including our historical performance, budget and future growth expectations, peer group results, cost of capital and analyst expectations.

2. *Relative metric – 3-year average EPS growth (as adjusted) compared to the 3-year average EPS growth of our peer group (as adjusted).* We adjust EPS growth for the items described in the paragraphs following the table below. This EPS growth metric will be calculated for each year of the performance period. At the end of the three-year performance period, the annual EPS growth percentages will be averaged. PNC's three-year average EPS growth will be compared to the three-year average of each member of our peer group to determine our percentile rank.

3. *Determining corporate performance factor.* Once PNC's percentile rank relating to average EPS growth, as adjusted, and PNC's average ROE, as adjusted, are determined for purposes of the grants, the corporate performance factor, ranging from 0–150%, will be calculated using the grid below and applying bilinear interpolation.

The chart below shows the corporate performance metrics for the 2026 PSU grants (the corporate performance metrics for the 2025 grants were disclosed in last year's proxy statement). For the 2026 PSU grants, the HR Committee increased the ROE performance goals. The three-year average ROE maximum level increased to 13.50% from 13.00%, the target level increased from 11.00% to 11.50%, and the threshold level increased to 9.00% from 8.50% as compared to the prior year PSU awards. In approving this grid, the HR Committee considered the overall economic environment, PNC's risk appetite as well as an analysis of PNC's cost of capital and a multi-year pro forma analysis of ROE.

2026 PSU Award (2026-2028 Performance Period)	Three-year average EPS growth, as adjusted (relative)		
	PNC percentile rank (25th percentile or below)	PNC percentile rank (50th percentile)	PNC percentile rank (75th percentile or above)
Three-year average ROE, as adjusted (absolute) 13.50%	100.0%	125.0%	150.0%
12.50%	87.5%	112.5%	137.5%
11.50%	75.0%	100.0%	125.0%
10.50%	62.5%	87.5%	100.0%
9.0%	50.0%	75.0%	87.5%
Below	0.0%	25.0%	50.0%

Specific adjustments to corporate performance metrics:

- *Adjustment for incurred credit losses*: When calculating our adjusted average ROE and EPS growth for this award, consistent with our prior awards, we add back the after-tax impact of our provision for credit losses and subtract the tax effected impact of total net charge-offs from the net income amount. Net charge-offs represent a loan (or portion of a loan) that we remove from our balance sheet due to uncollectibility, less any recoveries that we receive on the disposition of the loan. We expect this adjusted ROE and EPS growth to present a more accurate measurement of our returns, as it replaces estimated credit losses (provision) with the actual losses incurred (net charge-offs). We make this same adjustment for the companies in our peer group, as appropriate.

- *Other adjustments*: Adjustments will also be made on an after-tax basis for the impact to PNC and the companies in our peer group, as appropriate, of items resulting from changes in federal tax law, discontinued operations (as such term is used under GAAP), and any acquisition costs and merger integration costs.

HR Committee's limited discretionary ability under PSUs. Under the terms of the PSUs, the HR Committee has limited discretion to adjust the final payout. The HR Committee may increase or decrease the size of the final payout to maintain the intended economics of the award if circumstances change. These circumstances include external events affecting PNC or members of its peer group or its financial statements that are outside of PNC's control and not reasonably anticipated.

Further, in evaluating the corporate performance metrics, after applying the specific adjustments discussed above, the HR Committee may also consider other unusual or nonrecurring adjustments (applied on a consistent basis) in determining the final award payout percentage.

RSUs. With respect to 2025 performance, in early 2026 the HR Committee also granted to our NEOs (excluding Mr. Parsley), RSUs that represent an opportunity to receive shares of PNC common stock. The RSUs vest pro rata over three years, with each of the three annual installments (tranches) vesting on the anniversary of the grant date (or if later, the date the HR Committee determines that all risk conditions have been satisfied). Vesting also requires satisfaction of service requirements and other award conditions.

Risk-related metrics applicable to both PSUs and RSUs. All our long-term incentive awards include provisions that can reduce payouts for poor risk performance as follows:

Objective risk-based performance metric. All long-term incentive awards are subject to risk-based performance reviews. The primary risk-based metric measured as part of this review is the Basel III CET1 ratio. At the end of the performance year, PNC's minimum required CET1 ratio was 7.0%.

- *Impact of risk-based performance metric under PSUs:* For each year during the three-year performance period that PNC fails to meet the CET1 ratio, one-third of the target number of PSUs granted will be eligible for forfeiture. After the three-year performance period ends, the HR Committee will conduct a final performance review and may reduce the number of units available for payout if PNC did not meet the CET1 ratio for one or more years during the performance period.

- *Impact of risk-based performance metric under RSUs:* Each RSU tranche is subject to the same risk-related performance metric that will be applied to the PSUs. After the year ends, the HR Committee will conduct a risk-based performance review and may either cancel all shares or decrease the number of shares available for payout under the applicable RSU tranche if PNC did not meet the CET1 ratio as of the end of the most recent year before the vesting date of that tranche.

Subjective risk-based performance review. In addition, and independent from the evaluation of the CET1 ratio, the HR Committee may conduct another risk performance review for the PSUs and the RSUs. This discretionary review would generally occur in connection with a risk-related action of potentially material consequence to PNC. If the HR Committee exercises its discretion to conduct a risk performance review, the HR Committee will review and determine if a reduction to the corporate performance factor for risk performance is appropriate for the PSUs or if a reduction for risk performance is appropriate for the applicable RSU tranche.

Dividend equivalent payments. Both the PSUs and the RSUs will accrue cash dividend equivalents during their respective performance periods. For the PSUs, the accrued dividend equivalents will be adjusted by the same percentage as the target PSUs at the time of payout and will then be paid out in cash. For the RSUs, the accrued dividend equivalents with respect to a tranche will pay out in cash at the same time, and will be adjusted by the same payout percentage, as the RSUs to which they relate.

Other compensation and benefits

In addition to the components included in the total compensation target outlined above, our executive compensation program also includes limited perquisites (to increase efficiency and focus on our business), change of control arrangements (for continuity of management in connection with a potential change of control), an executive severance plan (for consistent severance protections) and health and retirement plans (to promote health and wellness and post-retirement financial security). More information on perquisites can be found in the "—Compensation policies and practices—Limiting perquisites" section of this CD&A. For a detailed discussion on change of control agreements, see "Change in Control and Termination of Employment—Change of control agreements" in this proxy statement.

2025 performance and compensation decisions

2025 targets

At meetings held in February 2025, the HR Committee set the total compensation targets in the table below for Mr. Demchak, Mr. Reilly, Ms. Guild, Mr. Overstrom and Mr. Parsley. On March 21, 2025, in connection with Mr. Wiedman's appointment as President of PNC effective April 7, 2025, the HR Committee set his 2025 target total compensation at $10,500,000, including an annualized base salary of $700,000. This full-year target was prorated to reflect his partial-year employment in 2025, as reflected in the table below. Additional details regarding Mr. Wiedman's employment package are provided in the narrative that follows.

	William S. Demchak	Robert Q. Reilly	Mark Wiedman*	Deborah Guild	Alexander E. C. Overstrom	E William Parsley, III
Annual base salary	$ 1,300,000	$ 700,000	$ 511,539	$ 600,000	$ 700,000	$ 700,000
Incentive compensation target	**$23,700,000**	**$6,800,000**	**$7,350,000**	**$5,900,000**	**$5,800,000**	**$7,800,000**
Annual cash incentive portion	$ 6,200,000	$ 2,300,000	$ 2,231,250	$ 2,650,000	$ 2,550,000	$ 2,700,000
Long-term incentive portion	$ 17,500,000	$ 4,500,000	$ 5,118,750	$ 3,250,000	$ 3,250,000	$ 5,100,000
Total compensation target	**$25,000,000**	**$7,500,000**	**$7,861,539**	**$6,500,000**	**$6,500,000**	**$8,500,000**

* Mr. Wiedman's 2025 total compensation is the amount prorated to reflect his partial year employment. Mr. Wiedman's full year 2025 total compensation target was $10,500,000. His full year total incentive compensation target for 2025 was $9,800,000, consisting of $2,975,000 for the annual cash incentive and $6,825,000 for the long-term incentive portion.

The HR Committee establishes total compensation targets for our NEOs after reviewing market data with Meridian, its independent compensation consultant, and members of management. Total compensation targets are generally aligned with market, as adjusted for PNC's total assets, though the HR Committee also considers the NEO's experience and performance as well as internal equity. Following consultation with Meridian and members of management, the HR Committee increased the total compensation targets for Mr. Demchak (from $20,000,000 in 2024 to $25,000,000 in 2025), Mr. Reilly (from $6,700,000 in 2024 to $7,500,000 in 2025), Ms. Guild (from $4,000,000 in 2024 to $6,500,000 in 2025) and Mr. Overstrom (from $4,500,000 in 2024 to $6,500,000 in 2025). The HR Committee increased Messrs. Demchak, Reilly and Overstrom and Ms. Guild's total compensation target based on their performance, demonstrated ability to execute against our strategic objectives as well as the market data for similarly situated positions. The total compensation targets for the 2025 compensation year remained unchanged from the prior year for Mr. Parsley.

In connection with the commencement of his employment with PNC, the HR Committee approved one-time cash and equity awards as part of Mr. Wiedman's initial compensation. These awards included a $1,000,000 cash signing bonus, subject to repayment if Mr. Wiedman voluntarily terminates employment within two years, and a one-time equity award with an aggregate grant date value of $5,200,000, consisting of time-vested and performance-based restricted stock units with terms consistent with those applicable to our other NEOs. The cash bonus was intended to facilitate Mr. Wiedman's transition to PNC, while the equity awards were designed to provide meaningful ownership, promote immediate alignment with shareholder interests and reflect market practices. Additional details are provided in the "Summary Compensation Table" and "Grants of Plan-Based Awards in Fiscal 2025" tables that follow this CD&A.

2025 performance

At meetings held during the first quarter of 2026, the HR Committee reviewed PNC's 2025 performance with the CEO, the Chief Risk Officer and other members of management.

To evaluate PNC's 2025 performance, the HR Committee reviewed PNC's performance against the range of metrics described in "—Our compensation program—Evaluating performance" section of this CD&A, including the selected performance metrics as presented in the following table. To increase comparability of these metrics across periods, the HR Committee also considered the impact on some financial performance metrics (diluted EPS, ROE and risk-adjusted efficiency ratio) of the additional $112 million pre-tax FDIC special assessment levied upon PNC in 2024 for the recovery of losses related to the closures of Silicon Valley Bank and Signature Bank that occurred in 2023. These considerations are reflected in the metrics presented in the table below and are described in more detail in the sections that follow.

Financial performance metrics	2025 results	2025 budget	2024 results	2025 results vs. 2025 budget	2025 results vs. 2024 results
Net interest income (in millions)	$ 14,410	$ 14,375	$ 13,499	+0.24%	+6.75%
Noninterest income (in millions)	$ 8,689	$ 8,429	$ 8,056	+3.08%	+7.86%
Diluted EPS*	$ 16.66	$ 15.05	$ 13.24	+10.70%	+25.83%
Diluted EPS (excluding FDIC special assessment)*[1]	$ 16.66	$ 15.05	$ 13.46	+10.70%	+23.77%
ROE*	12.30%	11.17%	10.94%	+10.12%	+12.43%
ROE (excluding FDIC special assessment)*[1]	12.30%	11.17%	11.10%	+10.12%	+10.81%
ROA*	1.24%	1.14%	1.02%	+8.77%	+21.57%
Risk-adjusted efficiency ratio*[2]	63.1%	65.5%	67.6%	+3.6%	+6.6%
Risk-adjusted efficiency ratio (excluding FDIC special assessment)*[1][2]	63.1%	65.5%	67.1%	+3.6%	+5.9%

Other key performance metrics	2025 results	2024 results
Net income (in millions)	$ 6,997	$ 5,953
Tangible book value per share** (non-GAAP)	$ 112.51	$ 95.33
Annual total shareholder return	12.2%	29.4%
CET1 ratio	10.6%	10.5%

* These metrics include HR Committee-approved adjustments and are non-GAAP financial measures. See Annex A for a reconciliation of non-GAAP financial measures to GAAP.

** Tangible book value per share is a non-GAAP financial measure. See Annex A for a reconciliation of non-GAAP financial measures to GAAP.

(1) To increase comparability between periods, the HR Committee also considered diluted EPS (excluding FDIC special assessment)*, ROE (excluding FDIC special assessment)* and risk-adjusted efficiency ratio (excluding FDIC special assessment)* when evaluating PNC's performance. PNC elected not to adjust for the FDIC special assessment for 2025. The FDIC special assessment was $112 million pre-tax or $88 million after-tax in 2024. See Annex A for additional details on those ratios.

(2) The efficiency ratio is a measure of how effectively a company utilizes the resources generated by operations during the year. A lower efficiency ratio is an indication that resources are being used more effectively, therefore we have presented decreases in the risk-adjusted efficiency ratio* and risk-adjusted efficiency ratio (excluding FDIC special assessment)* as a positive change and increases to the ratios as a negative change.

Individual performance reviews. In addition to evaluating our corporate performance based on these financial and strategic metrics, the HR Committee reviewed the individual performance of each NEO. The CEO discussed the individual performance of the other NEOs with the HR Committee and, where appropriate, discussed the performance of the lines of business or functions managed by the NEOs. The HR Committee approved compensation for each NEO based on an evaluation of corporate, business and individual performance. The HR Committee discussed compensation recommendations for the CEO with Meridian, the HR Committee's independent compensation consultant for 2025, our Chief Human Resources Officer, our Executive Compensation Director and legal counsel. Other than the secretary for the meeting, no other members of management were present. Following this discussion, the HR Committee approved the compensation for our CEO in an executive session.

The HR Committee also reviewed the CEO compensation decisions in an executive session of the independent members of the Board, with no members of management present. In that executive session, the HR Committee allowed time for the independent directors to provide comments or questions about the CEO's performance or compensation.

2025 incentive compensation decisions

Based on a comprehensive evaluation of PNC's 2025 performance, as described previously in the "2025 performance overview" and in the following sections, the HR Committee determined that it was appropriate to award incentive compensation above the target amount for all NEOs (excluding Mr. Parsley, whose employment with PNC terminated on December 31, 2025).

2025 NEO incentive compensation awards. For each of our NEOs, the table below compares the incentive compensation target to the actual incentive compensation awarded for the 2025 performance year.

Consistent with common practice in the financial services industry, incentive compensation is typically awarded in the early part of the year for performance achieved in the prior year. Incentive compensation for 2025 therefore differs from the Summary Compensation Table due to SEC requirements, which include incentive awards from two performance years: the 2025 annual cash incentive (paid in 2026) and the 2024 long-term equity incentive (awarded in 2025). The 2025 long-term equity incentive (to be awarded in 2026) will be included in next year's table.

	William S. Demchak	Robert Q. Reilly	Mark Wiedman	Deborah Guild	Alexander E. C. Overstrom	E William Parsley, III [1]
Incentive compensation target for 2025	$23,700,000	$6,800,000	$ 7,350,000	$5,900,000	$5,800,000	$ 7,800,000
Incentive compensation awarded for 2025 performance	**$33,700,000**	**$9,300,000**	**$10,225,000**	**$6,250,000**	**$6,300,000**	**n/a**
Annual cash incentive portion	$ 9,200,000	$3,300,000	$ 3,237,500	$2,825,000	$2,100,000	n/a
Long-term equity incentive portion	$ 24,500,000	$6,000,000	$ 6,987,500	$3,425,000	$4,200,000	n/a
Incentive compensation disclosed in the Summary compensation table[2]	**$26,700,184**	**$7,800,070**	**$ 8,437,590**	**$5,825,176**	**$5,100,176**	**$ 5,355,213**
Annual cash incentive portion (2025 performance)	$ 9,200,000	$3,300,000	$ 3,237,500	$2,825,000	$2,100,000	n/a
Long-term equity incentive portion (2024 performance)[3]	$17,500,184	$4,500,070	$ 5,200,090	$3,000,176	$3,000,176	$ 5,355,213

(1) Mr. Parsley ceased serving as Chief Operating Officer on July 1, 2025, and his employment with PNC terminated effective December 31, 2025. As a result, he was not eligible to receive incentive compensation for 2025 performance.

(2) Under SEC regulations, the incentive compensation amounts disclosed in the Summary compensation table include the annual cash incentive award paid in 2026 for 2025 performance (the "Non-Equity Incentive Plan Compensation" column) and the long-term equity-based incentive award granted in 2025 for 2024 performance (the "Stock Awards" column).

(3) Mr. Wiedman was granted long-term equity incentive on April 17, 2025 in connection with his appointment as President. All other NEOs were granted long-term equity incentive on February 14, 2025 relating to 2024 performance.

2025 NEO pay mix. Consistent with our program, the HR Committee decided to award 70% of the CEO's overall pay mix in the form of long-term incentive compensation and 30% of his overall pay mix in cash compensation. When applying this mix to the CEO's variable incentive compensation (i.e., excluding base salary), this same ratio translates to approximately 75% of the CEO's incentive compensation awarded in the form of long-term incentive compensation and approximately 25% awarded in annual cash incentive compensation.

For the NEOs, the HR Committee determined that long-term incentive compensation would comprise 65% of Mr. Weidman's pay mix, 60% of Mr. Reilly's and Mr. Overstrom's pay mix, and 50% of Ms. Guild's pay mix, with the remaining portions delivered in cash compensation. Mr. Parsley was not eligible for incentive compensation for 2025 because his employment with PNC terminated effective December 31, 2025, prior to the HR Committee's grant of incentive awards.

The chart below illustrates how the total compensation pay mix percentage translates to the total incentive compensation pay mix percentage for each NEO.

		William S. Demchak	Robert Q. Reilly	Mark Wiedman	Deborah Guild	Alexander E. C. Overstrom	E William Parsley, III
Total compensation mix:	**Long-term incentive**	70%	60%	65%	50%	60%	n/a
	Cash compensation*	30%	40%	35%	50%	40%	n/a
Total incentive compensation mix:	**Long-term incentive**	73%	65%	68%	55%	67%	n/a
	Annual cash incentive	27%	35%	32%	45%	33%	n/a

* Includes salary and annual cash incentive

2025 CEO incentive compensation decision

Record performance exceeding expectations. The HR Committee determined that it was appropriate to award above-target incentive compensation to William S. Demchak, PNC's Chair and Chief Executive Officer, based on his continued outstanding leadership and the company's exceptional performance in 2025.

Under Mr. Demchak's direction, ***PNC delivered the strongest financial year in its history***, exceeding budget expectations across multiple metrics while effectively navigating several key executive transitions. The HR Committee concluded that his overall performance meaningfully surpassed expectations and supported above-target incentive compensation.

CEO Compensation for 2025 Performance


$1.3M
$9.2M
$24.5M
Base Salary
Cash Incentive
Long-Term Incentive
Compensation at Risk

Strong results enhanced shareholder value. The HR Committee considered the record performance results achieved in 2025 in determining Mr. Demchak's incentive compensation award. Among other strong results, PNC delivered:

- Record net income of $7.0 billion, or $16.59 per diluted share.
- Record revenue of $23.1 billion, a 7% increase driven by broad-based client growth.
- Record net interest income of $14.4 billion, a 7% increase attributable to favorable balance sheet positioning and solid loan growth.
- Record noninterest income of $8.7 billion, up 8% compared with 2024, demonstrating sustained customer activity and a diversified revenue base.

Peer-leading financial growth. The HR Committee also evaluated performance against peer growth benchmarks. Adjusted return on equity (ROE) was 12.30%, the second highest in the peer group. Tangible book value ended the year at $112.51 per common share, an 18% increase and a top-quartile result for both adjusted diluted EPS growth and tangible book value growth among peers.

Efficient costs, stronger operations. Under Mr. Demchak's leadership, PNC continued to manage expenses effectively. Noninterest expense increased just 2%, producing 5% positive operating leverage. Efficiency also improved meaningfully: the risk-adjusted efficiency ratio strengthened to 63.1%, compared with 67.6% in 2024, ranking third in the peer group.

Strong revenue growth and credit quality. PPNR increased to a record $9.3 billion, up from $8.0 billion in 2024, underscoring broad-based growth and robust performance across the franchise. PNC's overall credit quality was strong, demonstrating the Company's disciplined approach to growing loans and managing credit risk. During 2025, net loan charge-offs to average loans decreased to 0.23% and remained the lowest in the peer group.

The HR Committee viewed these results as a clear indication of Mr. Demchak's effective leadership in driving sustainable performance, operational discipline, and long-term value creation for shareholders.

PNC effectively positioned for future growth. The HR Committee also assessed Mr. Demchak's performance in strengthening PNC's balance sheet and positioning the Company for long-term growth opportunities. The Company ended 2025 with a CET1 ratio of 10.6%, up from 10.5% at year-end 2024, supported by organic capital generation and improved AOCI. Tangible book value growth further reflected PNC's strong capital and liquidity position and sound credit metrics.

Strategic leadership driving national expansion. Mr. Demchak continued to advance PNC's national expansion strategy through disciplined execution across physical, digital, and infrastructure investments. This included successfully closing the FirstBank acquisition in early 2026, expanding PNC's footprint in key growth markets, and guiding the organization to record net interest income, fee revenue, and client growth in 2025. He also oversaw major strategic initiatives to support national scale, including the $2 billion branch expansion commitment and significant progress on core technology and digital

capabilities, such as the successful transition to a new online banking platform, enhancements to mobile banking, and modernization of payments and infrastructure. Collectively, these actions broadened PNC's presence, strengthened its competitive position, and further solidified its long-term growth trajectory.

Building leadership capacity to drive future growth. Mr. Demchak maintained operational momentum and continued to advance PNC's strategic priorities while overseeing several executive transitions in 2025. He reorganized functions previously overseen by the Chief Operating Officer and hired a new President with strong financial services leadership experience to deepen organizational capabilities. He strengthened the senior leadership team through internal promotions and expanded responsibilities across key roles. The HR Committee viewed this as evidence of disciplined succession management and effective leadership continuity during a period of meaningful organizational change.

Under Mr. Demchak's leadership, PNC continues to deliver strong results and remains well positioned for future growth, supported by strong revenue generation opportunities, solid capital and credit quality, and a deep and capable management team. In reaching its determination, the HR Committee also considered the evolving market for bank CEO compensation and the competitive environment for experienced executive talent across the industry. Based on these considerations, the HR Committee concluded that above-target incentive compensation was appropriate, reflecting Mr. Demchak's exceptional leadership and the Company's financial and strategic performance. Accordingly, the HR Committee granted Mr. Demchak total incentive compensation of $33,700,000 for the 2025 performance year.

2025 NEO incentive compensation decisions

As described above and in the following sections, the HR Committee determined that it was appropriate to award incentive compensation that was above the target amount for each NEO (excluding Mr. Parsley) based on overall PNC performance and individual performance. In addition to the 2025 PNC performance considerations described previously in the "2025 performance overview," the HR Committee also reviewed each NEO's performance with the CEO and considered specific individual achievements, as described in the paragraphs below. The sections below set out the key achievements of each NEO during 2025.

The charts below (and for the CEO's pay above) show the base salary for 2025 for each executive and the annual cash and long-term equity-based incentives awarded in 2026 (for 2025 performance). The dark gray and orange portions of each circle show the amount of total compensation that is at-risk and not guaranteed.

While Mr. Parsley received his $700,000 annual base salary during 2025, his 2025 compensation is not included in the charts below since he did not receive any annual cash or long-term incentive awards for his 2025 performance. Based on the elimination of his position following a planned reorganization of certain operating functions, Mr. Parsley received severance benefits under PNC's HR Committee-approved severance plan, which is described in "Adoption of executive severance plan" in this CD&A and which benefit amounts are outlined in more detail in the Summary compensation table.

COMPENSATION DISCUSSION AND ANALYSIS

Robert Q. Reilly
Executive Vice President and Chief Financial Officer

- As one of the longest-tenured CFOs in the peer group, Mr. Reilly continued to provide consistent, transparent financial leadership and investor communications, reinforcing market confidence in PNC's strategy, financial discipline, and long-term value creation.

- During 2025, Mr. Reilly assumed expanded oversight responsibilities as part of the planned reorganization associated with the Chief Operating Officer transition, with certain operating functions absorbed by the CFO line of business.

- Mr. Reilly delivered strong profitability and earnings execution in 2025, generating record PPNR of $9.3 billion and net income of $7.0 billion, resulting in record diluted EPS of $16.59. These results were achieved while delivering positive operating leverage of 5%, reflecting disciplined expense management and effective resource allocation.

- Mr. Reilly maintained PNC's strong capital position throughout 2025, ending the year with a Common Equity Tier 1 (CET1) capital ratio of 10.6%, supporting balance sheet strength, financial flexibility, and the Company's long-term strategic objectives.



Compensation for 2025 Performance

$0.7M

$3.3M

$6.0M

- Base Salary
- Cash Incentive
- Long-Term Incentive
- Compensation at Risk

Mark Wiedman
President

- After joining PNC as President in April 2025, Mr. Wiedman assumed responsibility for the Company's primary operating lines of business and the Regional Presidents Office and rapidly established himself as an effective enterprise leader.

- Mr. Wiedman quickly developed a strong understanding of PNC's business architecture, operating cadence, and strategic priorities, enabling him to support execution across Corporate & Institutional Banking, Retail Banking, and key enterprise initiatives during the year.

- Mr. Wiedman advanced his integration into PNC's culture by building strong internal relationships and fostering a collaborative leadership approach that strengthened coordination and execution across the organization.

- Mr. Wiedman also strengthened engagement with key stakeholders, including clients, regulators, and senior leaders, building early trust and ensuring close alignment with PNC's risk management and capital discipline, supporting consistent execution of the Company's growth-focused strategy in 2025.



Compensation for 2025 Performance

$0.51M

$3.24M

$6.99M

- Base Salary
- Cash Incentive
- Long-Term Incentive
- Compensation at Risk

Deborah Guild
Executive Vice President and Head of Technology

- During 2025, Ms. Guild advanced PNC's long-term technology strategy by strengthening the infrastructure and innovation required to support national scale and deliver sustained value.

- Ms. Guild oversaw key digital platform milestones, including the successful transition to PNC's new online banking experience, the launch of cryptocurrency capabilities ahead of peers, and continued modernization of the retail lending platform.

- Ms. Guild progressed PNC's multi-year infrastructure and payments modernization agenda by expanding the multi-rail payments ecosystem toward top-tier performance. She also advanced the national data center strategy, with construction of a new Eastern facility well underway and a new Midwestern hosting site secured.

- Ms. Guild further strengthened enterprise productivity and security through deployment of generative AI platforms and AI-powered search tools, Ms. Guild maintained top cybersecurity performance among peers, rolled out password-free authentication and accelerated remediation timelines to 50% faster than peers.



Compensation for 2025 Performance

$0.6M
$2.825M
$3.425M

- Base Salary
- Cash Incentive
- Long-Term Incentive
- Compensation at Risk

Alexander E. C. Overstrom
Executive Vice President and Head of Retail Banking

- Mr. Overstrom delivered record business results through strong execution of the long-term retail strategy, including acquiring deposits, gaining primacy, and deepening consumer and small business relationships—culminating in the highest number of new checking accounts ever opened.

- Mr. Overstrom achieved all-time highs across key businesses, including $91 billion in client assets in the rebranded PNC Wealth Management business and record debit and credit card transaction volumes.

- In addition to advancing PNC's physical distribution strategy by building 26 new branches and renovating 170 locations, Mr. Overstrom announced a $2 billion, five-year branch network expansion plan that will add more than 300 new branches.

- Mr. Overstrom led the successful migration of 11.5 million clients to PNC's new online banking platform and grew mobile app users by nearly 8% year over year, while also overseeing digital enhancements such as new digital investing tools and the addition of direct-deposit switch capabilities within the mobile app.



Compensation for 2025 Performance

$0.7M
$2.1M
$4.2M

- Base Salary
- Cash Incentive
- Long-Term Incentive
- Compensation at Risk

Prior long-term incentive awards

At meetings held on January 27 and February 12, 2026, the HR Committee also approved payouts from the 2023 and 2024 awards that had previously been granted to each of our NEOs other than Mr. Wiedman, who was not employed by PNC at the time such awards were granted. At the same time, the HR Committee also approved payouts from the 2025 awards for all NEOs, including Mr. Wiedman, who received both types of awards in connection with his hiring, but with an April grant date instead of a February grant date. (See specific grant information in the "Grants of plan-based awards for fiscal 2025" table that follows this CD&A.) Because Mr. Parsley was retirement-eligible at the time of his separation, he remains eligible for continued vesting in his prior long-term incentive awards, subject to his continued compliance with the terms and conditions of those awards.

The HR Committee evaluated performance and risk-based metrics for the outstanding long-term incentive awards that vested based on performance for the period ended December 31, 2025. The HR Committee approved a payout for each award in accordance with the terms and conditions of the applicable award agreement.

Grant Year	Type of Award	Grantees	Performance Period	Payout	Form of Payment
2023	Restricted Share Units	All NEOs (other than Mr. Wiedman)	2023–2025	100% vested (2025 Tranche)	Paid in stock
2024		All NEOs (other than Mr. Wiedman)	2024–2026		
2025		All NEOs*	2025–2027		
2023	Performance Share Units	All NEOs (other than Mr. Wiedman)	2023–2025	119.57%	Paid in stock
2024		All NEOs (other than Mr. Wiedman)	2024–2026	Not applicable (three-year performance period not completed)	Not applicable
2025		All NEOs*	2025–2027		

*   In connection with his April 2025 hire date, Mr. Wiedman received a one-time grant of both RSU and PSU awards. These awards have an April vesting date instead of a mid-February vesting date typical of PNC's annual long-term incentive awards.

RSUs. The RSUs vest in annual installments over three years. At a meeting held on January 27, 2026, the HR Committee determined that the risk-based performance criteria had been satisfied for the 2025 tranche of each of the outstanding RSU grants awarded to the NEOs in 2023, 2024 and 2025, and those tranches vested 100%.

PSUs. The PSUs vest based on performance over a three-year period. At a meeting held on February 12, 2026, the HR Committee determined that the PSU grants awarded to each NEO in 2023 had vested and that the risk performance criteria had been satisfied. The HR Committee approved a payout of 119.57% for the 2023 PSU award for all eligible NEOs.

The 2023 PSU awards have the same material terms and conditions as the 2024 and 2025 PSUs. The HR Committee reviews PNC's ROE and EPS growth for each year of the three-year performance period. Under the terms of the 2023 PSU awards, we adjust these two metrics, as appropriate, for certain items, including discontinued operations (under GAAP), acquisition costs and merger integration costs, and changes in U.S. federal tax law.

Once the three-year performance period ends, we take the average of each metric over the performance period to determine an overall corporate performance factor. We compare our average annual ROE to previously disclosed performance targets and compare our average year-over-year EPS growth to our peer group, consistent with the grid below:

	2023 PSU Award (2023–2025 Performance Period)	Three-year average EPS growth, as adjusted (relative)		
		PNC percentile rank (25th percentile or below)	PNC percentile rank (50th percentile)	PNC percentile rank (75th percentile or above)
Three-year average ROE, as adjusted (absolute)	13.00%	100.0%	125.0%	150.0%
	12.25%	87.5%	112.5%	137.5%
	11.25%	75.0%	100.0%	125.0%
	10.25%	62.5%	87.5%	100.0%
	8.00%	50.0%	75.0%	87.5%
	Below	0.0%	25.0%	50.0%

Limited discretion under 2023 PSU award. The limited discretionary provisions of the 2023 PSU are the same as the provisions described earlier relating to the 2026 PSU awards: The HR Committee may consider other unusual or nonrecurring adjustments in determining the corporate performance factor and final payout percentage. In addition, the HR Committee may reduce or increase the payout under the award to maintain the intended economics of the award in light of changed circumstances—meaning external events affecting PNC, its financial statements or members of its peer group that are substantially outside of PNC's control and could not reasonably be planned for as of the grant date.

Consistent with adjustments made to the 2022 PSUs (as disclosed in last year's CD&A), the HR Committee considered the impact of the FDIC's special assessments for the 2023 and 2024 performance years (as described in more detail in last year's CD&A). PNC elected not to adjust for the FDIC special assessment for 2025. In evaluating ROE and EPS growth for the payout determination, the HR Committee adjusted expenses to remove this unusual, nonrecurring item for both PNC and its peers. After applying this adjustment, the final payout percentage was 119.57%. Without this adjustment, the formulaic final payout percentage for the 2023 PSUs was 115.59%.

Compensation policies and practices

The HR Committee adopts policies and procedures to assist in the fulfillment of its duties, and we describe some of the significant policies and procedures in this section. In addition to formal policies and procedures, the HR Committee has several practices that it follows in the fulfillment of its duties and responsibilities. Some of those practices are described below.

Compensation and risk

The HR Committee evaluates the risks inherent in the incentive compensation program. For a detailed discussion of how the HR Committee evaluates risk, see "Compensation and risk" in this proxy statement.

Independent compensation consultant

The HR Committee retains Meridian Compensation Partners, LLC as its independent compensation consultant. For a discussion of this relationship and the considerations the HR Committee takes into account when determining independence, see the discussion under the heading "Managing with integrity—Compensation decisions—Roles of executive officers and consultants."

Executive stock ownership and retention requirements

Our NEOs historically have held a significant portion of their assets in the form of our common stock (or other equity-based instruments that reflect the performance of our common stock). The HR Committee believes it is important to require our NEOs to own a certain amount of PNC securities that is expected to increase over time. Accordingly, the HR Committee has long maintained a formal Executive Stock Ownership Policy that requires all our executive officers, including all of our NEOs, to satisfy an initial base ownership requirement, as well as to maintain ownership in accordance with a retention requirement for securities that vest in the future.

Base ownership requirement. Under the Executive Stock Ownership Policy, each NEO must attain and maintain a base ownership requirement expressed as a multiple of base salary. Key features include:

- *Time to comply*: NEOs have until the sixth anniversary of the later of (i) their initial designation as an NEO or (ii) any subsequent adjustment to their ownership requirement.

- *Qualifying holdings*:
  o Shares of PNC common stock beneficially owned by the NEO (including shares held outright or owned by spouses, dependent children or in trust)
  o Equity-based awards that derive value from PNC stock, including stock-settled restricted stock units and units held under benefit plans (e.g., 401(k) or deferred compensation plans)

- *Non-qualifying holdings*:
  o Unvested performance-based awards (PSUs)
  o Stock options
  o Cash-settled awards

Retention requirement. Additionally, the Executive Stock Ownership Policy includes an ongoing retention requirement that provides that as new equity awards vest, NEOs must retain a certain percentage of the underlying stock, which they must generally hold until they retire or leave PNC.

The following table sets forth the base ownership requirements and ongoing retention requirements for the CEO, President, and other executive officers:

Officer/Category	Base ownership requirement (multiple of base salary)	Ongoing retention requirement (as a % of newly vested equity)
CEO	6x	33%
President	3x	33%
All Other NEOs	3x	25%

We assess compliance with the Executive Stock Ownership Policy on an annual basis. Management also monitors ownership and retention requirements throughout the year, providing periodic updates to the HR Committee. As of December 31, 2025, all our NEOs (excluding Mr. Parsley, who no longer served as an executive officer on December 31, 2025) were in compliance with their applicable base ownership requirement and ongoing retention requirement.

Clawback and forfeiture

Dodd-Frank Recoupment Policy. The HR Committee previously adopted the Dodd-Frank Recoupment Policy as required by the final rules under the Dodd-Frank Act and NYSE listing standards. The Dodd-Frank Recoupment Policy requires us to recoup any excess incentive compensation paid to current or former executive officers based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements, without regard to any fault or misconduct.

The Dodd-Frank Recoupment Policy is a standalone clawback policy that exists in addition to our Incentive Compensation Adjustment and Clawback Policy ("PNC Clawback Policy"), which is described in detail below.

1. In the event of a triggering event under the Dodd-Frank Recoupment Policy, the HR Committee will first apply the terms of the Dodd-Frank Recoupment Policy.

2. Following application of that policy, to the extent any adjustment or clawback under the PNC Clawback Policy should additionally be applied, the HR Committee will then apply the PNC Clawback Policy to any covered incentive compensation.

PNC Clawback Policy. Since 2013, PNC has maintained a formal "clawback" policy that applies to our NEOs and other executive officers, as well as other senior executives and those employees receiving equity-based compensation. The HR Committee reviews and updates this clawback and incentive adjustment policy on a regular basis.

A summary of the PNC Clawback Policy is provided in the chart and paragraphs below.

Clawback for inaccurate metrics. For purposes of the clawback for materially inaccurate performance metrics, performance metrics include any metric, including corporate financial results, used directly or indirectly to determine whether incentive compensation is to be provided to an executive (or group of executives) or to determine the amount of any such compensation. The portion of the incentive compensation (which includes both equity-based and cash incentive compensation) that represents the excess over what would have been provided if there had been no material inaccuracy in the performance metric will be subject to clawback. The HR Committee retains discretion, to the extent legally permissible, to determine that it would not be in PNC's best interests to seek to enforce the clawback. This clawback for materially inaccurate performance metrics will not apply to any incentive compensation that has previously been subject to a recoupment obligation under the Dodd-Frank Recoupment Policy.

Trigger:	Clawback		Negative Adjustments/Forfeiture		
	Inaccurate Metrics	**Detrimental Conduct**	**Risk Metrics Performance**	**Risk-Related Actions**	**Detrimental Conduct**
	Applies to incentive compensation awarded as the result of materially inaccurate performance metrics (see below for additional details)	Applies when an individual commits fraud, misappropriation, or embezzlement; or is convicted of a felony	May apply when there is less than desired performance against corporate or business unit risk metrics, as applicable	May apply when an individual's actions, or the failure to act, either as an individual or supervisor, demonstrates a failure to provide appropriate consideration of risk (see below for additional details) **Competitive Activity** Applies when an individual engages in competitive activity without prior consent—either as an employee of PNC or for one year after employment	Applies when an individual commits fraud, misappropriation, or embezzlement; or is convicted of a felony
Applies to:	**All incentive compensation[1]—vested or unvested**		**Unvested long-term incentive compensation**		
Employees affected:	NEOs and other senior leaders	All current or former executive officers	NEOs and other senior leaders	All equity recipients	All equity recipients (except current or former executive officers)

[1] "All incentive compensation" includes all equity-based and annual cash compensation.

Adjustment for risk-related actions. For purposes of the negative adjustment resulting from risk-related actions, the HR Committee may reduce or cancel unvested long-term incentive compensation granted to an employee who takes action (or fails to take action) that results in, or is reasonably expected to result in, a material adverse impact to PNC or a business unit, such as:

- Not following applicable risk management policies or procedures;
- Disregarding the significant risks associated with a course of action for which the employee is responsible;
- Violating (or permitting or enabling PNC to violate) statutory or regulatory requirements; or
- Not escalating risk concerns to appropriate individuals, committees or other governing bodies.

This applies to individual employees who took risk-related actions (or failed to act) and their supervisors.

Examples of adverse risk-related impacts. The types of adverse impacts could include matters such as impacts to the financial performance, capital or liquidity positions, reputation operations (including compliance, business continuity, technology and information security) or business prospects of PNC or a business segment or corporate function within PNC.

The negative adjustment resulting from risk-related actions allows PNC to recoup unvested equity awards from recipients whose inappropriate risk-taking activities have resulted in, or are expected to result in, a material adverse impact to PNC in the future. By doing so, we can further balance the risks in our incentive arrangements by accounting for both forward- and backward-looking risk adjustments.

Disclosure of clawback of adjustment actions under PNC Clawback Policy. The policy provides that if PNC applies the PNC Clawback Policy to recoup or clawback incentive compensation or negatively adjust incentive compensation as a result of risk-related actions and the underlying factual circumstances are otherwise publicly reported by PNC in a filing with the SEC or in disclosure that would otherwise meet the requirements for public disclosure by PNC under the SEC's Regulation FD, or are disclosed by a third party in a publicly available court or administrative filing, then PNC will disclose in the proxy statement for its annual shareholder meeting, a current report on Form 8-K or other public filing made by it with the SEC or a posting in a clearly identifiable location in the Investor Relations section of its corporate website:

- a general description of the circumstances giving rise to the incentive compensation recovery or adjustment, including items such as the number of employees, seniority of employees and line of business impacted; and

- the aggregate amount of incentive compensation recovered or adjusted.

PNC may limit such disclosure if it would be likely to result in, or exacerbate, any existing or threatened employee, shareholder or other litigation, arbitration or proceeding against PNC.

Adjustments following termination of employment. Adjustments following termination of employment. In circumstances where the PNC Clawback Policy requires or permits an adjustment, PNC may pursue the adjustments against affected covered employees after termination of their employment with PNC for any reason.

Adoption of executive severance plan

On March 21, 2025, the HR Committee adopted the Executive Severance Plan, which provides defined severance benefits to selected executives, including our NEOs, in the event of an involuntary termination without Cause or a resignation for Good Reason outside of a change in control. Benefits generally include 52 weeks of base-salary continuation, a prorated target annual incentive award, continued vesting of certain pre-February 1, 2025 annual equity awards for NEOs not otherwise retirement-eligible, 70% COBRA premium subsidies for up to 52 weeks, and transition support, subject to a release of claims and other conditions. The Executive Severance Plan requires a 60-day notice period for resignations and does not modify existing change-in-control agreements.

Approval of severance agreements

We have a Board-approved policy regarding shareholder approval of future severance arrangements. Under this policy, PNC will not enter into an arrangement with an executive officer that provides for additional severance benefits in an amount exceeding 2.99 times the sum of the executive officer's annual base salary and target bonus for the year of termination, unless the future severance arrangement is approved by the affirmative vote of a majority of votes cast by shareholders on the matter.

The Board retains the right to amend, terminate or waive the policy and will promptly disclose any such change. We have made this policy available in the Governance Documents section of www.pnc.com/corporategovernance.

None of our change of control agreements contain any excise tax "gross-up" provisions. For a more detailed discussion on change of control agreements, see "Change of Control and Termination of Employment — Change of control agreements" in this proxy statement.

Limiting perquisites

Overview. The HR Committee believes in limiting the number and value of perquisites provided to our NEOs. We consider a benefit to be a perquisite or personal benefit unless its purpose is clearly and exclusively business-related. We determine the value of perquisites based on their incremental cost to us.

The principal perquisites we may provide to our NEOs include financial consulting and tax preparation services and limited personal use of corporate aircraft (as discussed in greater detail below). Two NEOs also remain eligible to receive executive physicals under a legacy program that we no longer offer. The perquisites we provide to our NEOs under the program do not include any tax "gross ups."

Security. In addition to the foregoing perquisites, PNC may provide physical security services in response to verified threats to NEOs from time to time. PNC has determined it is in the company's business interest to provide certain security measures to ensure the safety and security of our key personnel. While we view these security services as necessary and appropriate business expenses, we report the incremental costs of these services, if any, to the Company in the "All Other Compensation" column in the Summary compensation table because these measures may be deemed as conveying a personal benefit to our NEOs. For 2025, PNC did not incur incremental costs of security services for our NEOs.

Aircraft usage. All currently employed NEOs (other than our CEO), receive a $10,000 allowance for personal aircraft usage. As the HR Committee has previously recommended that our CEO take all flights (personal or business) on the corporate aircraft, the HR Committee has approved an allowance not to exceed $100,000 for personal flights taken on the corporate aircraft by our CEO. The cost of any personal flights taken on the corporate aircraft that exceeds the applicable allowance are reimbursed by the NEO pursuant to the terms of a time-sharing agreement between the NEO and PNC.

Due to certain operational restrictions and administrative efficiencies, we operate our corporate aircraft under Federal Aviation Administration rules and regulations that limit our ability to accept reimbursement for personal aircraft usage unless an individual has a time-sharing agreement. The time-sharing agreement provides a mechanism to obtain reimbursement from the NEO. The costs paid by an NEO under the terms of the agreement include incremental costs, as well as a federal excise tax and other fees. For flights subject to a time-sharing agreement, the NEO is required to pay us for the following costs:

- fuel, oil, lubricants and other additives;
- travel expenses of crew, including food, lodging and ground transportation;
- hangar and tie-down costs away from the aircraft's base of operation;
- insurance obtained for the specific flight;
- landing fees, airport taxes and similar assessments;
- custom, foreign permit and similar fees directly related to the flight;
- in-flight food and beverages; and
- passenger ground transportation.

The HR Committee has adopted an aviation policy and written procedures to document the principles to be applied in determining the classification of a flight as business or personal and the calculation of aggregate incremental costs for perquisite purposes, including definitions of personal use, enhanced methods for allocating costs between business and personal use in complex situations and an approach for capturing deadhead flights, where appropriate, in the calculation of incremental costs for personal use of the corporate aircraft.

Guidelines on the use of discretion

The HR Committee has adopted guidelines on using discretion in incentive compensation plans. Under these guidelines, the use of discretion will be exercised, when permitted under a plan, so that incentive compensation awards are reasonably aligned with risk-adjusted performance. Certain plans have discretionary and formulaic components, while other plans are fully discretionary. For plans with both discretionary and formulaic components, the guidance provides, among other things, that a discretionary increase in otherwise formulaically determined incentive compensation should be based on behaviors, actions or results that are deemed to be extraordinary, exceed expectations or provide significant direct or indirect benefits to PNC or our businesses. At the same time, a discretionary reduction in compensation should be based on behaviors, actions or results that fail to meet expectations or negatively impact our performance, reputation or work environment. The guidelines specifically address the need to evaluate both risk-taking behaviors during the performance year, as well as the outcome of prior risk-taking behaviors, when making discretionary incentive compensation decisions.

Consideration of tax deductibility

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") does not generally allow a company to deduct compensation over $1 million paid to certain executive officers. Although the HR Committee considers the deductibility of expenses when it makes compensation decisions, the HR Committee believes in maintaining the flexibility and competitive effectiveness of the executive compensation program. The HR Committee retains the discretion to establish the compensation paid to the NEOs as the HR Committee determines to be in the best interests of PNC and its shareholders, and without regard to any limitation provided in Section 162(m). Tax deductibility, while an important consideration, is analyzed as one component of the overall program.

Glossary of performance metrics

This glossary describes some of the performance metrics that the HR Committee may use to evaluate performance and make compensation decisions.

Capital and risk metrics	
Capital ratios	Bank regulators have established risk-based and leverage capital ratios to evaluate our capital adequacy and financial strength. The regulatory capital rules establish certain minimum requirements for these ratios, as well as a capital conservation buffer requirement, in order to avoid limitations on capital distributions and certain discretionary incentive compensation payments. For the four-quarter period beginning Oct. 1, 2025, PNC and its banking subsidiary, PNC Bank, National Association, must maintain a common equity Tier 1 capital ratio of at least 7.0%, which is the regulatory minimum. PNC currently exceeds all required regulatory capital ratios.

Expense metrics	
Efficiency ratio	The efficiency ratio is a measure of how effectively a company is utilizing the resources generated by operations during the year. The ratio divides noninterest expense (such as compensation and benefits, occupancy costs, equipment and marketing) by revenue. Consequently, a lower efficiency ratio is an indication that resources are being used more effectively. A bank's efficiency ratio will be affected by its particular business model. We calculate risk-adjusted efficiency ratio by adding our net charge-offs incurred during the year to our noninterest expense, which helps to show the quality of our overall credit decisions, as net charge-offs represent the actual credit losses that we incur.

Profitability metrics	
Earnings per share (EPS) and EPS growth	EPS is a common metric used by investors to evaluate the profitability of a company. It shows the earnings (net income) attributable to common shareholders we make on each outstanding share of common stock. While EPS represents a specific dollar amount, EPS growth represents the percentage change in EPS over the previous year. EPS growth helps us to compare our annual earnings strength to our peer group.
Return on assets (ROA)	ROA is our full-year net income divided by our full-year average assets and represents how efficiently we use assets to generate net income. Loans and investment securities comprise the largest components of assets.
Return on equity (ROE)	Return on equity measures profitability by showing how much profit we generate (net income) with the money our shareholders have invested (equity). Return on equity is calculated as full-year net income divided by average total equity.

Revenue metrics	
Net interest income	Net interest income measures interest income (such as the revenue generated from lending and investment securities) less all interest expenses (such as interest paid on deposits and borrowings). It is a good bank performance indicator as it measures how effectively a bank has deployed its funding sources.
Noninterest income	Noninterest income measures the fees and other revenue we derive from our businesses (other than interest income). A healthy mix of net interest income and noninterest income provides diverse earnings streams and lessens a bank's reliance on the interest rate environment.

Valuation metrics	
Tangible book value per share	This financial measure takes our total tangible common shareholders' equity (it excludes intangible assets such as goodwill) and divides that by the number of shares outstanding. This provides investors with an objective valuation method and allows them to compare relative values of similar companies.
Total shareholder return (TSR)	TSR is a common metric used to show the total returns to an investor in our common stock over a measurement period. The TSR considers the change in stock price from the beginning of the measurement period, as well as the reinvestment of any dividends paid during the measurement period.

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis with PNC's management, and based on our review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Human Resources Committee of the Board of Directors of
The PNC Financial Services Group, Inc.

Debra A. Cafaro, Chair
Andrew T. Feldstein
Richard J. Harshman
Robert A. Niblock

Compensation and risk

We strive to ensure that our performance management and compensation arrangements for all employees are balanced in ways that do not create incentives for imprudent or excessive risk-taking, are designed to provide a superior customer experience, and are reflective of our business model, management structure and risk appetite.

Based on our overall enterprise risk management structure, as described in the "Risk Management" section of the 2025 Form 10-K, and our compensation processes and procedures, including those summarized below, we believe our compensation plans, policies and practices do not create risks that are reasonably likely to have a material adverse effect on PNC.

The standardized governance framework for our incentive compensation plans helps us validate that our plans balance risk and reward, comply with applicable laws and regulations, demonstrate fiscal responsibility and maintain an appropriate customer focus.

Our framework is designed to ensure that we have the appropriate procedures, controls and independent challenges in place. We assess and, where appropriate, may modify our incentive compensation plans in accordance with this framework to appropriately reflect risk considerations, such as the management of identified issues, the duration of the risks and alignment with our desired risk appetite.

Examples of incentive plan modifications we may make include:

- Adding or increasing the visibility of risk and customer focus metrics to plans based on the structure of the plan, the nature of the business and the roles of the participants;

- Adding or formalizing language around delaying award payments or recapture or reduction of payments where subsequent risk metrics indicate excessive risk-taking;

- Enhancing documentation of the plan design; and

- Use of discretion in non-formulaic plans at the pool funding, business allocation or individual award level.

Our Chief Risk Officer reports at least quarterly to the HR Committee to discuss risk management and annually reviews the connection between effective risk management and incentive compensation.

Our Chief Risk Officer presents the HR Committee with a risk assessment of each of our principal business units and support areas, such as finance, human resources, legal and technology. In addition, we maintain at least one director who is a member of both the HR Committee and the Risk Committee. At present, the Board's Presiding Director, Andrew T. Feldstein, is a member of both the Risk Committee and the HR Committee.

We also systematically identify the individuals and groups within PNC who could potentially expose PNC to material amounts of risk or financial loss. Individual risk-taking employees are subject to a supplemental risk management review as part of the performance management process, including with respect to conduct risk. We take this review into account when determining the incentive compensation awards for our most senior executives, including our NEOs.

Comprehensive Incentive Plan Governance Framework



Risk Assessments of Significant Businesses and Staff Functions



Risk-Balanced Metrics in Long-Term Incentive Compensation Programs



Broad-Based Clawback and Incentive Compensation Adjustment Policy

Our compensation program for executive-level employees and senior leaders is designed to encourage management of risk according to our risk appetite and discourage inappropriate risk taking through a diverse portfolio of incentive compensation awards that is intended to reward desired behavior over time.

Specifically, we balance our portfolio of awards between fixed and variable compensation; cash and equity-based compensation; and annual and long-term compensation. Award determinations are based on the HR Committee's assessment of a variety of quantitative and qualitative performance measurements, on both an absolute and relative basis. We also permit the exercise of discretion in compensation decisions to consider other factors, such as effective risk management, delivering a superior customer experience, compliance with controls and ethical duties, commitment to fostering inclusion and developing the best talent, competition for top talent, market-based pay levels and the need to attract and engage our leaders.

Further, equity-based grants to our NEOs and certain other executives under our long-term incentive program incorporate the CET1 ratio as a risk-based performance metric. Payouts under those grants could be forfeited if we do not meet the CET1 ratio, as described in "Compensation discussion and analysis—Our compensation program—Incentive compensation program" in this proxy statement.

We also have a broad-based clawback and incentive compensation adjustment policy and require NEOs to hold a significant portion of their assets in the form of PNC common stock, as described in "Compensation discussion and analysis—Compensation practices" in this proxy statement.

Our equity compensation program for approximately 155 senior leaders below the executive level is designed to ensure their incentive compensation awards reflect risk-adjusted performance outcomes and pay out, if at all, over a three-year period. These senior leaders receive a portion of their incentive compensation in an equity-based grant that is subject to the same enterprise-wide risk-based review trigger based on the CET1 ratio that applies to the equity-based grants made to our NEOs. For senior leaders in the lines of business (as opposed to those in support areas), their equity awards incorporate an additional, business-specific risk-based review trigger. In the event a risk-based review is triggered, the applicable review committee would determine whether a downward adjustment is warranted, up to a complete cancellation of the share units in that year's tranche.

All employees have performance goals tied to business and individual performance, but each employee, no matter their role at PNC, also has customer focus and risk management goals. We evaluate employee performance against those goals in addition to considering risk outcomes from actions taken in prior years. We incorporate this comprehensive evaluation of employee risk management into our performance and incentive compensation decisions. In addition, all employees are encouraged to collaborate across groups to identify and mitigate risks and elevate and address identified issues or concerns.

Equity grant timing

Policies and practices related to the grant of certain equity awards close in time to the release of material nonpublic information (MNPI). While we do not currently grant new awards of stock options, stock appreciation rights ("SARs"), or similar option-like instruments, the HR Committee maintains and adheres to a written procedure (the "Grant Procedure") that provides, among other things, that the grant date for any option or SAR will be the first date to occur following the HR Committee's grant decision regarding the option or SAR that is either: (i) the second business day after the public announcement of quarterly (including year-end) earnings by PNC; or (ii) the date of the meeting of the HR Committee at which the HR Committee's executive compensation decisions for the prior performance year are approved. Additionally, our Grant Procedure provides that the grant date for equity awards (other than options and SARs) to executives will be the date that the HR Committee makes the grant decision, or such other date thereafter as determined and approved by the HR Committee. The Grant Procedure also provides that, to the extent practicable, annual equity grants (other than options and SARs) to executives should have the same grant date. As a result, the HR Committee has historically granted such awards on a pre-determined annual schedule. While our Grant Procedure is designed to encourage consistency in practice, it is not intended to and does not limit the authority of the HR Committee under our equity incentive plans, including the 2016 Incentive Award Plan.

Compensation tables

Summary compensation table

Name & Principal Position	Year	Salary[a] ($)	Bonus[b] ($)	Stock Awards[c] ($) Annual Stock Award ($)	Other Stock Award ($)	Total Stock Awards ($)	Non-Equity Incentive Plan Compensation[d] ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings[e] ($)	All Other Compensation[f] ($)	Total ($)
William S. Demchak Chairman and CEO	**2025**	**1,300,000**	**—**	**17,500,184**	**—**	**17,500,184**	**9,200,000**	**1,332,676**	**170,221**	**29,503,081**
	2024	1,294,615	—	13,090,041	—	13,090,041	6,200,000	950,809	817,320	22,352,785
	2023	1,200,000	—	12,750,115	—	12,750,115	4,410,000	792,588	797,603	19,950,306
Robert Q. Reilly Exec. VP and CFO	**2025**	**700,000**	**—**	**4,500,070**	**—**	**4,500,070**	**3,300,000**	**619,230**	**46,117**	**9,165,417**
	2024	700,000	—	2,887,690	—	2,887,690	2,300,000	406,947	53,367	6,348,004
	2023	700,000	—	2,750,146	—	2,750,146	2,187,500	455,897	45,317	6,138,860
Mark Wiedman* President	**2025**	**511,539**	**1,000,000**	**5,200,090**	**—**	**5,200,090**	**3,237,500**	**2,898**	**73,320**	**10,025,347**
Deborah Guild Exec. VP, Head of Technology	**2025**	**600,000**	**—**	**3,000,176**	**—**	**3,000,176**	**2,825,000**	**36,509**	**23,477**	**6,485,162**
	2024	600,000	—	2,000,098	—	2,000,098	2,400,000	30,911	46,181	5,077,190
	2023	584,615	—	1,875,064	2,000,123	3,875,187	1,400,000	26,955	22,343	5,909,100
Alexander E. C. Overstrom** Exec. VP, Head of Retail Banking	**2025**	**700,000**	**—**	**3,000,176**	**—**	**3,000,176**	**2,100,000**	**36,334**	**40,120**	**5,876,630**
	2024	690,000	—	2,100,124	—	2,100,124	2,300,000	26,854	31,736	5,148,714
E William Parsley, III** Former Exec. VP and COO	**2025**	**700,000**	**—**	**5,355,213**	**—**	**5,355,213**	**—**	**272,939**	**2,181,143**	**8,509,295**
	2024	700,000	—	5,100,196	—	5,100,196	2,870,000	187,123	23,700	8,881,019
	2023	700,000	—	5,100,109	—	5,100,109	2,700,000	198,119	23,161	8,721,389

*Mr. Wiedman joined PNC as President in April 2025; he was not an NEO in 2024 or 2023.

**Mr. Overstrom was not an NEO in 2023.

***In connection with a planned reorganization of certain operating functions, Mr. Parsley ceased serving as an executive officer of PNC effective July 1, 2025. Mr. Parsley served in the role of Executive Advisor from July 1 until termination of his employment effective December 31, 2025.

(a) This column includes any salary amounts deferred by an NEO under qualified (ISP) or non-qualified (DCIP) benefit plans. We describe these plans under "—Non-qualified deferred compensation in fiscal 2025." See the Non-qualified deferred compensation in fiscal 2025 table in this proxy statement for the aggregate deferrals during 2025.

(b) For Mr. Wiedman, this column reflects his cash sign-on bonus.

(c) For 2025, this column includes the grant date fair value of annual equity awards (whole shares only) calculated in accordance with FASB ASC Topic 718.

Annual equity awards, consisting of PSUs and RSUs, were granted to each NEO other than Mr. Wiedman on February 14, 2025, based on performance and compensation determinations by the HR Committee for the most recently completed fiscal year. The grant date fair value of each PSU and RSU award is calculated using the target number of units underlying the award and a per share value based on the NYSE closing price of our common stock on the date of grant of $193.91.

Mr. Wiedman was granted an annual equity award, consisting of PSUs and RSUs, on April 17, 2025 in connection with his appointment as President. The grant date fair value of Mr. Wiedman's PSU and RSU awards is calculated using the target number of units underlying the award and a per share value based on the NYSE closing price of our common stock on the date of grant of $152.33.

If PNC's performance during the applicable measurement period results in the maximum number of units vesting, our NEOs would be entitled to receive a maximum award with a grant date fair value as follows:

Name	Grant Date Fair Value of Maximum Award Performance Share Units	Restricted Share Units
William S. Demchak	$ 15,749,952	$ 7,000,151
Robert Q. Reilly	$ 4,050,004	$ 1,800,067
Mark Wiedman	$ 4,680,035	$ 2,080,066
Deborah Guild	$ 2,700,003	$ 1,200,109
Alexander E. C. Overstrom	$ 2,700,003	$ 1,200,109
E William Parsley, III	$ 4,819,633	$ 2,142,124

See "—Grants of plan-based awards in fiscal 2025" for additional information regarding the grants we made in 2025, "—Outstanding equity awards at 2025 fiscal year-end" for additional information regarding equity awards outstanding at December 31, 2025, and "—Option exercises and stock vested in fiscal 2025" for additional information regarding stock vesting activity during 2025.

(d)   Our NEOs, excluding Mr. Parsley, received an annual incentive award paid in cash in early 2026, which is reflected in this column for the 2025 performance year.

(e)   The dollar amounts in this column include the increase in the actuarial value of our Qualified Pension Plan, ERISA Excess Pension Plan and Supplemental Executive Retirement Plan. We describe these plans in "—Pension benefits at 2025 fiscal year-end" in this proxy statement. The amounts include both (i) the change in value due to an additional year of service, compensation changes and plan amendments (if any) and (ii) the change in value attributable to other assumptions, most significantly the discount rate.

We do not pay above-market or preferential earnings on any compensation that is deferred on a basis that is not tax-qualified, including such earnings on non-qualified defined contribution plans. For additional information regarding how we calculate the earnings on our deferred compensation plans, see "—Non-qualified deferred compensation in fiscal 2025" in this proxy statement.

(f)   The amounts in this column include, for all NEOs, net of any reimbursements to PNC: (i) perquisites and other personal benefits; (ii) the dollar value of matching contributions made by us to the ISP; (iii) the insurance premiums paid by us in connection with our Key Executive Equity Program; (iv) the executive long-term disability premiums paid by us; and (v) for Mr. Parsley, amounts paid to him pursuant to The PNC Financial Services Group, Inc. Executive Severance Plan ("Executive Severance Plan").

All Other Compensation for 2025 consisted of the following:

Name	Perquisites and Other Personal Benefits†	Registrant ISP Contributions	Insurance Premiums††	Other†††	Total to Summary Compensation Table
William S. Demchak	$111,190	$14,000	$45,031	—	$ 170,221
Robert Q. Reilly	$ 11,190	$14,000	$20,927	—	$ 46,117
Mark Wiedman	$ 73,320	—	—	—	$ 73,320
Deborah Guild	$ 10,000	$13,477	—	—	$ 23,477
Alexander E. C. Overstrom	$ 21,051	$19,069	—	—	$ 40,120
E William Parsley, III	$ 10,000	$14,301	—	$2,156,842	$2,181,143

†   The dollar amount of the perquisite represents the incremental cost to PNC of providing the benefit. This column includes the cost of financial consulting and tax preparation services for Messrs. Demchak, Reilly, Overstrom and Parsley and the cost of personal use of corporate aircraft by Messrs. Demchak, Wiedman and Overstrom and Ms. Guild during 2025. The incremental cost of Mr. Demchak's use of the aircraft in 2025 was $100,000. Mr. Demchak used his time sharing agreement and reimbursed PNC for flights in excess of that amount during 2025. The incremental cost to PNC of personal aircraft use is calculated by multiplying the total number of personal flight hours by the average direct variable operating costs (including costs related to fuel, maintenance expenses related to operation of the plane during the year, and landing and parking fees) per flight hour for the particular aircraft for the year, plus crew expenses attributable to the personal use. Since the aircraft are used primarily for business travel, we do not include in the calculation the fixed costs that do not change based on usage, such as crew salaries and other maintenance and inspection and capital improvement costs intended to cover a multiple-year period. For Mr. Wiedman, this column also includes relocation costs, including for temporary housing ($35,600), imputed income attributable to his relocation benefit ($25,785) and related service fees. The executive is responsible for the associated taxes on such imputed income. The NEOs each have a corporate travel credit card not generally available to all employees, for which there is no incremental cost to PNC. For 2025, PNC did not incur incremental costs of security services for our NEOs. See "Compensation discussion and analysis—Compensation policies and practices—Limiting perquisites" in this proxy statement for additional information.

††   We pay premiums for certain of the NEOs in connection with our Key Executive Equity Program, which is a split-dollar insurance arrangement. In addition, we pay long-term disability premiums on behalf of certain of our NEOs. New participants have not been permitted in either program since 2007. The dollar amounts under the "Insurance Premiums" column include the 2025 premiums we paid in connection with our Key Executive Equity Program on behalf of Mr. Demchak ($40,534) and Mr. Reilly ($16,732). These premiums represent the full dollar amounts we paid for both the term and non-term portions of this plan. The amounts under this column also include the long-term disability premiums we paid on behalf of Mr. Demchak ($4,497) and Mr. Reilly ($4,195).

†††   For Mr. Parsley, this column includes the following amounts paid or accrued pursuant to the Executive Severance Plan: (i) $1,350,000, representing a prorated amount based on his annual cash incentive target award level of $2,700,000, prorated for the period he served as an executive officer (January 1 through June 30, 2025), (ii) $700,000, which represents 52 weeks of base-salary continuation, (iii) $6,842, which represents 52 weeks of approximately 70% COBRA premium subsidies, and (iv) $100,000 of talent transition services.

Grants of plan-based awards in fiscal 2025

Name & Award Type	Grant Date[a]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[b]			Estimated Future Payouts Under Equity Incentive Plan Awards[c]			Grant Date Fair Value of Stock and Option Awards[d] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
William S. Demchak								
Annual Incentive Award	—	—	6,200,000	—				
PSUs	Feb. 14, 2025				—	54,149	81,223	10,500,033
RSUs	Feb. 14, 2025				—	36,100	36,100	7,000,151
Robert Q. Reilly								
Annual Incentive Award	—	—	2,300,000	—				
PSUs	Feb. 14, 2025				—	13,924	20,886	2,700,003
RSUs	Feb. 14, 2025				—	9,283	9,283	1,800,067
Mark Wiedman[e]								
Annual Incentive Award	—	—	2,231,250	—				
PSUs	Apr. 17, 2025				—	20,482	30,723	3,120,023
RSUs	Apr. 17, 2025				—	13,655	13,655	2,080,066
Deborah Guild								
Annual Incentive Award	—	—	2,650,000	—				
PSUs	Feb. 14, 2025				—	9,283	13,924	1,800,067
RSUs	Feb. 14, 2025				—	6,189	6,189	1,200,109
Alexander E. C. Overstrom								
Annual Incentive Award	—		2,550,000	—				
PSUs	Feb. 14, 2025					9,283	13,924	1,800,067
RSUs	Feb. 14, 2025					6,189	6,189	1,200,109
E William Parsley, III								
Annual Incentive Award	—	—	2,700,000	—				
PSUs	Feb. 14, 2025				—	16,570	24,855	3,213,089
RSUs	Feb. 14, 2025				—	11,047	11,047	2,142,124

(a)   For all NEOs except Mr. Wiedman, the grant date is the date on which the HR Committee approved the award. Mr. Wiedman's awards were approved by the HR Committee on March 21, 2025.

(b)   The amounts listed in the "Target" column relate to the target annual cash incentive award for the 2025 performance year. All incentive compensation—cash and equity-based—is payable based on performance, and total compensation targets are established to help the HR Committee determine the appropriate amount of incentive compensation payable upon achievement of target performance. The amounts listed in the "Target" column show the target annual cash incentive amount included in the total compensation target approved by the HR Committee on February 14, 2025 for each NEO other than Mr. Wiedman, who joined PNC as President on April 7, 2025. Target total compensation for Mr. Wiedman was approved by the HR Committee on March 21, 2025 with a grant effective date of April 17, 2025. The annual cash incentive awards earned by the NEOs for 2025 performance were determined by the HR Committee and paid in early 2026, except with respect to Mr. Parsley, whose employment with PNC terminated effective December 31, 2025 as a result of which he was not entitled to receive the annual cash incentive award.

(c)   The amounts listed in these columns include the grants of the PSUs and RSUs as further described in "Compensation discussion and analysis—Our compensation program—Incentive compensation program" in this proxy statement. As there is no guaranteed minimum payout for these awards, and in the case of the PSUs, the HR Committee has discretion to decrease any award otherwise payable, we have not included a "Threshold" amount. The "Target" amount represents 100% of the grant for the PSUs and the RSUs. The "Maximum" amount represents 150% of the grant (rounded down to whole shares) for the PSUs and 100% of the grant for the RSUs. For the PSUs, the performance period began on January 1, 2025 and will end on December 31, 2027. For the RSUs, the performance period began on January 1, 2025 and will end on December 31, 2027, with a vesting opportunity for one-third of the grant on each of the three anniversaries of the grant date.

(d)   The grant date fair value of each PSU and RSU award is calculated in accordance with FASB ASC Topic 718 based on the NYSE closing price of a share of PNC common stock on the applicable date of grant. In the case of the awards granted on February 14, 2025, the NYSE closing price of a share of PNC common stock was $193.91. In the case of awards granted on April 17, 2025, the NYSE closing price of a share of PNC common stock was $152.33. The amounts listed in this column represent the grant date fair value of each award based upon achievement at the target level.

(e)   In connection with Mr. Wiedman's hiring in April 2025, the HR Committee approved a total equity incentive award for Mr. Wiedman equal to $5,200,000, of which 60% was granted in the form of PSUs and 40% was granted in the form of RSUs.

Outstanding equity awards at 2025 fiscal year-end

The following tables show, for each NEO, the outstanding equity awards as of December 31, 2025. These awards include the following:

Name of Award	Vesting Schedule	Metrics	Payout Range (% of target)	Stock or Cash Payout
Performance Share Units (PSUs)	After three-year performance period ends	ROE, as adjusted, compared to performance targets EPS growth, as adjusted, rank against our peer group	0–150%	Stock
Restricted Share Units (RSUs)	Annual installments over three years	Time-based	0–100%	Stock
Performance Restricted Share Units (PRSUs)	After five-year performance period ends	TSR rank against our peer group	0-125%	Stock
5-Year Restricted Share Units (5-Year RSU)	Beginning in third year of award term, annual installments of 25%, 25% and 50%	Time-based	0-100%	Stock

With respect to the performance-based equity awards that vested based on performance for the period ended December 31, 2025, the HR Committee made performance-based and risk-based determinations in the first quarter of 2026, as described in "Compensation Discussion and Analysis—2025 performance and compensation decisions" in this proxy statement.

THE PNC FINANCIAL SERVICES GROUP, INC. - 2026 Proxy Statement   95

	Stock Awards[a]			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[a] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[a] ($)
William S. Demchak				
	57,783 (b)	12,061,046		
	10,740 (c)	2,241,760		
			53,538 (d)	11,174,987
	23,795 (e)	4,966,730		
			54,149 (f)	11,302,521
	36,100 (g)	7,535,153		
Robert Q. Reilly				
	12,463 (b)	2,601,402		
	2,317 (c)	483,627		
			11,640 (d)	2,429,617
	5,174 (e)	1,079,969		
			13,924 (f)	2,906,357
	9,283 (g)	1,937,641		
			35,363 (h)	7,381,319
Mark Wiedman				
			20,482 (f)	4,275,208
	13,655 (j)	2,850,208		
Deborah Guild				
	8,497 (b)	1,773,579		
	1,580 (c)	329,793		
			8,062 (d)	1,682,781
	3,584 (e)	748,088		
			9,283 (f)	1,937,641
	6,189 (g)	1,291,830		
	12,651 (i)	2,640,643		
Alexander E. C. Overstrom				
	6,163 (b)	1,286,403		
	1,146 (c)	239,205		
			8,465 (d)	1,766,899
	3,763 (e)	785,451		
			9,283 (f)	1,937,641
	6,189 (g)	1,291,830		
E William Parsley, III				
	23,114 (b)	4,824,585		
	4,296 (c)	896,704		
			20,558 (d)	4,291,071
	9,138 (e)	1,907,375		
			16,570 (f)	3,458,656
	11,047 (g)	2,305,840		
			65,583 (h)	13,689,140

(a)   The market value of awards is calculated based on the NYSE closing price of our common stock on December 31, 2025 (the last trading day of the year) of $208.73 per share. As discussed in "Compensation discussion and analysis—2025 performance and compensation decisions," the NEOs' equity awards shown in this table were determined based on Company performance in the most recently completed fiscal year prior to the date of grant.

(b)   2023 PSUs. The performance conditions applicable to the award were satisfied as of December 31, 2025, and the 2023 PSUs vested on February 12, 2026, based on achievement at 119.57% of the target level.

(c)   2023 RSUs. The third and final tranche of the award vested on February 16, 2026.

(d)   2024 PSUs (Performance Not Yet Achieved). The award is scheduled to vest in early 2027 based on achievement of the applicable performance conditions over a three-year performance period ending December 31, 2026. The number of PSUs included in the table above is based on achievement at the target level. See the description of the 2024 PSUs in the "Compensation Discussion and Analysis" section of our 2024 proxy statement.

(e)   2024 RSUs. For Mr. Demchak, the second tranche of the award vested on February 20, 2026 and the third and final tranche is scheduled to vest on February 20, 2027. For the remaining NEOs, the second tranche of the award vested on February 16, 2026 and the third and final tranche is scheduled to vest on February 16, 2027.

(f)   2025 PSUs (Performance Not Yet Achieved). The award is scheduled to vest in early 2028 based on achievement of the applicable performance conditions over a three-year performance period ending December 31, 2027. The number of PSUs included in the table above is based on achievement at the target level. See the description of the 2025 PSUs in the "Compensation Discussion and Analysis" section of our 2025 proxy statement.

(g)   2025 RSUs. The first tranche of the award vested on February 14, 2026. The remaining two tranches are scheduled to vest in approximately equal annual installments on February 14, 2027 and February 14, 2028.

(h)   2022 PRSUs (Performance Not Yet Achieved). The award is scheduled to vest in mid-2027 based on achievement of the applicable performance conditions over a five-year period ending June 12, 2027. The number of 2022 PRSUs included in the table above is based on achievement at the target level. See the description of the 2022 PRSUs in the "Compensation Discussion and Analysis" section of our 2023 proxy statement.

(i)   2023 5-Year RSU. The first tranche of the award vested on February 23, 2026. The remaining two tranches are scheduled to vest on February 23, 2027 and February 23, 2028, constituting 25% and 50% of the shares subject to the award, respectively.

(j)   2025 RSU. The award is scheduled to vest in three approximately equal annual installments on April 17, 2026, April 17, 2027 and April 17, 2028.

Option exercises and stock vested in fiscal 2025

Name	Stock awards	
	Number of shares acquired on vesting (#)	Value realized on vesting[a] ($)
William S. Demchak	92,879	18,018,136
Robert Q. Reilly	20,122	3,908,792
Mark Wiedman	—	—
Deborah Guild	11,274	2,189,744
Alexander E. C. Overstrom	5,127	950,100
E William Parsley, III	38,368	7,453,382

(a) Values were determined by multiplying the number of vested PSUs and RSUs, as applicable, by the market value of a share of PNC common stock on the vesting date.

Pension benefits at 2025 fiscal year-end

The principal elements of our post-employment compensation are a qualified defined benefit cash balance pension plan, a non-qualified excess cash balance pension plan and a non-qualified supplemental executive retirement plan, each described in this section, as well as a qualified defined contribution savings plan and a non-qualified deferred compensation and incentive plan as described in "—Non-qualified deferred compensation in fiscal 2025" in this proxy statement.

Cash balance pension plan. We maintain a pension plan for most of our full-time employees. The pension plan is a defined benefit cash balance pension plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is intended to be qualified under Section 401(a) of the Code. Each calendar quarter, eligible participants receive "earnings credits" based on a percentage of eligible compensation. Earnings credit percentages for employees who were plan participants on December 31, 2009 are based on a schedule using the participant's age and years of credited service at that date and are frozen at that level. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation.

The plan defines eligible "compensation" as regular earnings plus eligible variable compensation, such as paid annual incentives. Eligible "compensation" does not include deferrals under the terms of the non-qualified deferred compensation and incentive plan; these are instead taken into account under our excess pension plan described below. We generally limit eligible variable compensation for a plan year to a total of 100% of the first $25,000 plus 50% of the next $225,000.

For participants who had accrued benefits prior to 1999 under the pension plan formula then in effect, an initial cash balance "account" was established based on the present value of the accrued benefits at the time of the conversion to the current program.

Plan participants generally receive quarterly "interest credits" at a rate of one-fourth of the annual interest rate on 30-year Treasury securities. Employees who were already plan participants as of December 31, 2009 receive a minimum interest credit.

We contribute to the plan an actuarially determined amount necessary to fund the total benefits payable to participants. Actuaries calculate total contributions instead of contributions for each individual participant.

Excess pension plan. We maintain an ERISA excess pension plan, which is a supplemental non-qualified pension plan. The excess benefits under this plan equal the difference, if any, between a participant's benefit under the qualified pension plan computed without regard to applicable Code limits and taking into account amounts deferred under the non-qualified deferred compensation and incentive plan, and the participant's actual benefit under the qualified pension plan.

Supplemental executive retirement plan. We maintain a supplemental executive retirement plan for certain executive officers. As part of its ongoing review of compensation practices, the Personnel and Compensation Committee of the Board (now known as the HR Committee of the Board) decided in 2007 to eliminate future plan participation for new executive officers. This plan provides earnings credits based on a percentage of annual incentives awarded under eligible executive bonus plans in accordance with a schedule based on the participant's age and years of credited service. This plan also provides quarterly interest credits that mirror the interest credits under the qualified pension plan.

Executive officers who participated in the supplemental executive retirement plan on December 31, 1998 and who were at least age 50 with five or more years of credited service receive grandfathered benefits based on the pension formula in effect prior to 1999. For executive officers at or above a certain organizational level who participated on December 31, 1998 but who did not meet the requirements for legacy benefits, we doubled the earnings credit percentages in order to mitigate the effect of the transition to the cash balance pension formula.

Name	Plan Name	Number of Years Credited Service[a] (#)	Present Value of Accumulated Benefit[b] ($)	Payments During Last Fiscal Year
William S. Demchak	**Qualified Pension Plan**	7	476,777	—
	ERISA Excess Pension Plan	7	3,699,452	—
	Supplemental Executive Retirement Plan	23	6,745,796	—
	Total		10,922,025	—
Robert Q. Reilly	**Qualified Pension Plan**	22	720,203	—
	ERISA Excess Pension Plan	22	1,541,518	—
	Supplemental Executive Retirement Plan	38	2,783,657	—
	Total		5,045,378	—
Mark Wiedman	**Qualified Pension Plan**	n/a	2,898	—
	ERISA Excess Pension Plan	n/a	—	—
	Supplemental Executive Retirement Plan	n/a	—	—
	Total		2,898	—
Deborah Guild	**Qualified Pension Plan**	n/a	119,775	—
	ERISA Excess Pension Plan	n/a	111,629	—
	Supplemental Executive Retirement Plan	n/a	—	—
	Total		231,404	—
Alexander E. C. Overstrom	**Qualified Pension Plan**	n/a	92,923	—
	ERISA Excess Pension Plan	n/a	75,876	—
	Supplemental Executive Retirement Plan	n/a	—	—
	Total		168,799	—
E William Parsley, III	**Qualified Pension Plan**	6	425,219	—
	ERISA Excess Pension Plan	6	2,047,226	—
	Supplemental Executive Retirement Plan	n/a	—	—
	Total		2,472,445	—

(a)   To compute the number of years of service, we use the same plan measurement date that we use for our 2025 audited consolidated financial statements. Credited service, where applicable, is generally equal to actual full years of service; however, for purposes of determining the level of benefits earned in the Qualified Pension Plan and ERISA Excess Pension Plan, credited service has been frozen as of December 31, 2009, with benefits for individuals hired after that date being determined by a flat percentage of eligible compensation regardless of service. Accordingly, the years of credited service for Messrs. Demchak, Reilly, and Parsley under the Qualified Pension Plan and ERISA Excess Pension Plan are less than their actual period of service with us, which at December 31, 2025 was as follows: 23 years for Mr. Demchak; 38 years for Mr. Reilly; and 22 years for Mr. Parsley. As Ms. Guild and Messrs. Wiedman and Overstrom were hired after service accruals ceased to be applicable for purposes of calculating the amount of Qualified Pension Plan and ERISA Excess Pension Plan benefits, their years of credited service for those plans is "n/a."

(b)   We compute the present values shown here as of December 31, 2025 in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 715, Compensation—Retirement Benefits, as specified in applicable SEC regulations. The amounts do not necessarily reflect the amounts to which the NEOs would be entitled under the terms of these plans as of December 31, 2025.

We calculate the present values for the plans by projecting the December 31, 2025 account balances to an assumed retirement age of 65, using an interest crediting rate of (i) 4.80% for Messrs. Demchak, Reilly and Parsley, and (ii) 4.40% for Ms. Guild and Messrs. Wiedman and Overstrom, who are not eligible for the guaranteed minimum annual interest crediting rate since they became plan participants after January 1, 2010. We then apply a discount rate of 5.55% for the Qualified Pension Plan and 5.00% for other plans to discount the balances back to December 31, 2025.

See Note 16—Employee Benefit Plans in the Notes to Consolidated Financial Statements in the 2025 Form 10-K for additional information regarding the discount rates and other material assumptions.

Non-qualified deferred compensation in fiscal 2025

We offer an incentive savings plan ("ISP") in which most of our employees can participate after they meet any applicable service requirements, and for designated employees who exceed a compensation threshold, we also offer a non-qualified deferred compensation and incentive plan ("DCIP"). Prior to establishing the DCIP in 2012, we offered a non-qualified supplemental incentive savings plan ("SISP"), which was a supplement to the ISP, and a non-qualified deferred compensation plan ("DCP"), in each case for certain designated employees who exceeded applicable compensation thresholds.

Incentive savings plan (ISP). The ISP is a defined contribution 401(k) plan that is intended to be qualified under Section 401(a) of the Code. During 2025, participants could elect to contribute between 1% and 75% of eligible compensation to the plan each year as pre-tax or Roth after-tax elective deferrals (or a combination of pre-tax and Roth after-tax elective deferrals), subject to Code limits. Participants who are age 50 or older may contribute additional pre-tax amounts called "catch-up contributions" each year. For 2025, we made employer matching contributions on behalf of eligible participants equal to 100% of elective deferrals up to 4% of eligible compensation. Matching contributions were made in cash. Participants direct the investment of their accounts among the investment options offered under the plan, and their account balances are adjusted for gains or losses resulting from those investment directions.

Deferred compensation and incentive plan (DCIP). We maintain a DCIP for designated employees who exceed a compensation threshold. Participants can elect to defer up to 20% of base salary and/or up to 75% of eligible short-term incentive pay earned with respect to a plan year. The DCIP's plan year is the calendar year. Participants can direct the investment of their accounts among the hypothetical investment alternatives made available under the plan, and their accounts are adjusted for deemed investment gains or losses resulting from such investment directions.

Supplemental incentive savings plan (SISP) and deferred compensation plan (DCP). Effective January 1, 2012, the SISP and DCP were frozen to new participants and to the deferral of amounts earned on and after January 1, 2012. Distributions from these plans are paid in cash in accordance with the participant's election. Participants with existing account balances can direct the investment of their accounts among the hypothetical investment alternatives made available under the plan, and their accounts are adjusted for deemed investment gains or losses resulting from such investment directions.

Investment options. ISP, DCIP, SISP and DCP participants have the investment options listed on page 103. The employee directs the investment of contributions under each plan. Investment options include several collective funds and mutual funds. ISP, SISP and DCP participants may also hold investments in a PNC common stock fund; however, we no longer permit new contributions or transfers into the PNC common stock fund. DCIP, SISP and DCP investments are invested on a phantom basis and are considered "deemed" investments.

Name	Name of Plan	Executive Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
		(a)	(b)		(c)
William S. Demchak	Supplemental Incentive Savings Plan	—	562,890	—	3,950,529
	Deferred Compensation & Incentive Plan	—	—	—	—
	Deferred Compensation Plan	—	—	—	—
	Total	—	562,890	—	3,950,529
Robert Q. Reilly	Supplemental Incentive Savings Plan	—	319,061	—	2,122,538
	Deferred Compensation & Incentive Plan	—	—	—	—
	Deferred Compensation Plan	—	883,704	—	6,533,380
	Total	—	1,202,765	—	8,655,918
Mark Wiedman	Supplemental Incentive Savings Plan	—	—	—	—
	Deferred Compensation & Incentive Plan	—	—	—	—
	Deferred Compensation Plan	—	—	—	—
	Total	—	—	—	—
Deborah Guild	Supplemental Incentive Savings Plan	—	—	—	—
	Deferred Compensation & Incentive Plan	42,000	28,755	(181,575)	215,077
	Deferred Compensation Plan	—	—	—	—
	Total	42,000	28,755	(181,575)	215,077
Alexander E. C. Overstrom	Supplemental Incentive Savings Plan	—	—	—	—
	Deferred Compensation & Incentive Plan	—	—	—	—
	Deferred Compensation Plan	—	—	—	—
	Total	—	—	—	—
E William Parsley, III	Supplemental Incentive Savings Plan	—	868,208	—	5,493,494
	Deferred Compensation & Incentive Plan	—	—	—	—
	Deferred Compensation Plan	—	—	—	—
	Total	—	868,208	—	5,493,494

(a) Amounts in this column are included in the compensation reported in the Summary compensation table in this proxy statement. PNC made no contributions to these plans in 2025.

(b) No amounts in this column have been reported in the Summary compensation table as none of our NEOs received above-market or preferential earnings.

(c) We calculate the dollar amounts in this column by taking the aggregate balance at the end of fiscal year 2024 and adding the totals in the other columns to that balance. The aggregate balance at the end of fiscal year 2025 includes any unrealized gains and losses on investments. All contributions comprising a portion of the aggregate balance at the end of fiscal year 2025 were included in the compensation reported in the Summary compensation table in this proxy statement and prior years' summary compensation tables, as applicable.

The following table shows the 2025 investment options for the DCP, DCIP, ISP and SISP, along with annual rates of return. See the preceding pages for an explanation of the DCP, DCIP, ISP and SISP. Ticker symbols are listed for investment options available to the general public.

Benchmark Performance	Ticker Symbol	DCP	DCIP	ISP/SISP	2025 Annual Rate of Return
BlackRock High Yield BR	BYHRX	X	X	X	9.40%
BlackRock Government Short Term Inv. Fund		X	X	X	4.31%
BlackRock LifePath 2030 Fund		X	X	X	14.22%
BlackRock LifePath 2035 Fund		X	X	X	16.04%
BlackRock LifePath 2040 Fund		X	X	X	17.63%
BlackRock LifePath 2045 Fund		X	X	X	19.19%
BlackRock LifePath 2050 Fund		X	X	X	20.88%
BlackRock LifePath 2055 Fund		X	X	X	21.67%
BlackRock LifePath 2060 Fund		X	X	X	21.83%
BlackRock LifePath 2065 Fund		X	X	X	21.71%
BlackRock LifePath 2070 Fund		X	X	X	17.81%
BlackRock LifePath Retirement Fund		X	X	X	12.39%
BlackRock TIPS		X	X	X	6.88%
Brandywine Intern'l Opp Fixed Inc Fund	GOBIX	X	X		12.26%
PNC Common Stock Fund	PNC	X		X	12.15%
T. Rowe Price Stable Value Fund		X	X	X	2.96%
State Street S&P 500 Index Fund		X	X	X	17.95%
State Street Russell Small/Mid Cap Index Fund		X	X	X	12.44%
State Street Global All Cap Equity Ex-U.S. Index Fund		X	X	X	32.58%
State Street Real Return ex Nat. Res. Index Fund				X	10.39%
State Street U.S. Bond Index Fund		X	X	X	7.30%
State Street International Equity Index Fund		X	X	X	32.57%
State Street Emerging Markets Equity Index Fund		X	X	X	33.08%
Vanguard Real Estate Index Fund		X	X	X	3.19%
FPA Crescent Fund	FPACX	X	X		17.66%
Aberdeen Emerging Markets Fund	ABEMX	X	X		32.39%
BlackRock Global Allocation I Fund	MALOX	X	X		19.62%
First Eagle Overseas I Fund	SGOIX	X	X		39.02%
Vulcan Large Cap Value Fund	VVPLX	X	X		7.46%
Fiduciary Mgmt Small Cap Fund	FMIMX	X	X		2.13%

Change in control and termination of employment

Benefits upon termination of employment

Our NEOs may receive various forms of compensation or benefits in connection with a termination of employment. These benefits result from:

- the terms of an executive severance plan,
- change of control agreements,
- the terms of our equity-based grants, and
- other existing plans and arrangements in which our NEOs participate.

The benefits an executive may receive will depend on whether PNC or the executive terminated employment and, if PNC terminated employment, whether the termination was for cause, resulted from death or disability, or followed a change in control, and whether the executive is retirement-eligible. If a retirement-eligible employee resigns or is terminated without cause, we consider it a retirement. For these purposes, a "retirement-eligible" employee is someone who is at least 55 years old and has at least five years of service with PNC. As of December 31, 2025, Messrs. Demchak, Reilly and Parsley and Ms. Guild were retirement-eligible.

The following sections provide a summary of arrangements in effect as of December 31, 2025 that would provide for payments to an NEO in connection with termination of the NEO's employment.

Executive severance plan

On March 21, 2025, we adopted the Executive Severance Plan, which provides defined severance benefits to our NEOs in the event of an involuntary termination without Cause or a resignation for Good Reason (as those terms are defined in the Executive Severance Plan) outside of a change of control. PNC adopted the Executive Severance Plan to provide consistent, market-based severance protections for NEOs. Benefits include 52 weeks of base-salary continuation, a prorated target annual incentive award, continued vesting of certain pre-February 1, 2025 annual equity awards for NEOs not otherwise retirement-eligible, approximately 70% COBRA premium subsidies for up to 52 weeks, and transition support. Receipt of severance benefits is subject to a release of claims and other conditions. The Executive Severance Plan does not alter the change of control agreements described below and does not provide for tax gross-ups.

Change of control agreements

As of December 31, 2025, we have entered into separate change of control agreements with each of our NEOs and similar agreements with a limited group of other senior officers. These agreements have been a valuable component of our executive compensation program for several years. We believe these arrangements mitigate concerns arising from a change of control, and help to ensure the continued dedicated service of our key employees. Cash payments contemplated by these agreements require a "double trigger"—that is, the occurrence of both a change of control and a qualifying termination of employment. A qualifying termination would occur if the executive resigned for "Good Reason" or the surviving company terminated the executive other than for "Cause," "Disability" or death (each as defined in the change of control agreement). The treatment of equity awards upon a change of control is addressed in the equity award agreements themselves, as described below, rather than the change of control agreements.

The change of control agreements provide for cash payments to our NEOs calculated based on various compensation components, including annual base salary and an annual incentive award (bonus). For purposes of the change of control agreements, annual base salary is equal to 12 times the highest monthly base salary rate payable to the executive in the 12-month period preceding the month of the change of control. The cash payment related to base salary is equal to two times the annual base salary, and the cash payment related to bonus is equal to two times the applicable bonus percentage multiplied by annual base salary. The agreements also provide for continued benefits under (or compute cash payments by reference to) certain of our retirement and health and welfare benefit plans.

None of our change of control agreements contain any excise tax "gross-up" provisions. Our current change of control agreements provide that in the event the benefits payable to an executive trigger excise taxes under Section 4999 of the

Code, the executive will be entitled to a reduction in benefits so that no excise tax is imposed if such a reduction would result in a greater net (after-tax) benefit to the executive than payment of the full amount of his or her benefits. We have a Board-approved policy that requires shareholder approval of certain future severance arrangements if the arrangement provides for additional severance benefits in an amount exceeding 2.99 times the sum of the executive's annual base salary and target bonus.

The change of control agreements prohibit the executives from employing or soliciting any of our officers during the one-year period following termination, and from using or disclosing any of our confidential business or technical information or trade secrets.

While the benefits to be received under a change of control agreement may be significant to an individual, they first require the occurrence of a significant transaction. As a result, the benefits are highly speculative and are contingent on a variety of facts and circumstances. In recognition of this, the HR Committee of the Board does not consider the amount of potential change in control payments when it makes annual compensation decisions for our NEOs. Change in control protections, although meaningful, also become relatively less significant to PNC as we increase in size.

Equity-based grants

If an NEO resigns without "Good Reason" (as defined under the Executive Severance Plan) or the NEO's employment is terminated for cause, any unvested equity-based compensation is generally forfeited. If an NEO is terminated without cause, equity-based compensation is not forfeited (other than the PRSUs, which may be eligible for continued vesting upon a termination without cause at the discretion of the HR Committee or equity-based compensation granted outside the annual cycle, which is generally forfeited upon a termination without cause or resignation). However, if an NEO retires (i.e., a retirement-eligible NEO resigns or is terminated without cause), equity-based compensation is not forfeited and continues in effect until its originally scheduled payment date (other than the PRSUs, which may be eligible for continued vesting following the third anniversary of the grant date at the discretion of the HR Committee, and the 5-Year RSU, which does not have a provision permitting continued vesting upon a qualifying retirement). Equity-based compensation is also not forfeited under certain circumstances following a change in control. Grants to our executive officers contain a "double trigger" feature, meaning such grants require the occurrence of both a change in control and a qualifying termination (which includes a termination without cause or a resignation for good reason) in order to vest prior to the original vesting date in connection with a change in control.

A change in control of PNC, retirement of an NEO or termination of an NEO's employment by PNC by reason of disability has the following impact on unvested equity-based compensation:

RESTRICTED SHARE UNITS

Change in Control	Retirement or Disability
Following a change in control, outstanding RSUs will vest upon a qualifying termination or continued employment through the original vesting date, and will be paid as soon as practicable following the original vesting date. All outstanding RSUs pay out in shares if the CET1 Ratio is met or exceeded as of the last-completed quarter-end. If the CET1 Ratio is not met, the remaining tranches will be forfeited and expire. Dividend equivalents cease to accrue at the change in control date.	Outstanding RSUs continue in effect in accordance with their terms as if the grantee had remained employed through each vesting date, except that the 5-Year RSU does not permit continued vesting upon retirement (i.e., award forfeits).

PERFORMANCE SHARE UNITS

Change in Control	Retirement or Disability
Following a change in control, outstanding PSUs vest upon a qualifying termination or continued employment through the original vesting year, and will be paid out as soon as practicable following the end of the original performance period. Outstanding PSUs pay out in shares at 100% performance if the CET1 Ratio is met or exceeded for all completed performance years. For any remaining performance years, if the CET1 Ratio is not met or exceeded as of the last-completed quarter-end, one-third of the target number of outstanding PSUs are forfeited and expire. Dividend equivalents cease to accrue at the change in control date.	Outstanding PSUs continue in effect in accordance with their terms as if the grantee had remained employed for the full performance period.

PERFORMANCE RESTRICTED SHARE UNITS

Termination without Cause	Change in Control	Retirement	Disability
Subject to approval by the HR Committee, all or a portion of the outstanding performance restricted share units ("PRSUs") continue in effect in accordance with their terms as if the grantee had remained employed for the full performance period.	Following a change in control, outstanding PRSUs vest upon a qualifying termination or continued employment through the original vesting year, and will be paid out as soon as practicable following the end of the original performance period. Outstanding PRSUs pay out in shares at 100% performance for (i) each full calendar year during the performance period that the CET1 Ratio is met or exceeded, and (ii) any partial calendar year, if the CET1 Ratio is met or exceeded as of the last-completed quarter-end. For any remaining portion of the performance period, if the CET1 Ratio is not met as of the last-completed quarter-end, a pro rata portion of the target number of outstanding PRSUs are forfeited and expire. Dividend equivalents cease to accrue at the change in control date.	On or after the 3rd anniversary of the grant date, and subject to approval by the Human Resources Committee, all or a portion of the outstanding PRSUs continue in effect in accordance with their terms as if the grantee had remained employed for the full performance period.	Outstanding PRSUs continue in effect in accordance with their terms as if the grantee had remained employed for the full performance period.

Acceleration upon death. Upon death, generally (i) outstanding RSUs immediately vest and pay out at 100% and (ii) outstanding PSUs will vest and pay out based on target corporate performance and actual risk performance through the calendar year of the NEO's death (or in the case of the PRSUs, the last completed calendar quarter of the year of the NEO's death), subject to the HR Committee's exercise of discretion. Vested awards are paid out no later than December 31 of the year following the year of death.

Other material conditions. The retirement and disability awards summarized above are generally subject to forfeiture if it is determined that a grantee has engaged in certain competitive activities during employment or the one-year period following termination of employment, or if the grantee has engaged in other detrimental conduct. In addition, the award is subject to grantee's agreement not to solicit certain customers or employees of PNC during employment and the one-year period following termination of employment, to at all times maintain the confidentiality of business and technical information, and to disclose and assign certain inventions.

Awards are generally subject to PNC's clawback, adjustment, or similar policies and to any clawback or recoupment that may be required by applicable law or regulations.

Existing plans and arrangements

As of December 31, 2025, our NEOs could participate in our qualified cash balance pension plan, ERISA excess pension plan, ISP and DCIP. In addition, Messrs. Demchak, Reilly and Parsley participate in our SISP, and Messrs. Demchak and Reilly participate in our DCP (although they may no longer make contributions to these plans). The NEOs earn these benefits for services provided to us while employed, and many of these plans are also available on a broader basis to other employees. For the most part, an NEO's entitlement to these benefits does not depend on how employment is terminated.

Messrs. Demchak and Reilly also participate in our supplemental executive retirement plan, a company-paid executive long-term disability ("LTD") program, and the Key Executive Equity Program ("KEEP"), a split-dollar life insurance program. Participants in the executive LTD program are generally eligible for additional LTD benefits of $10,000 per month until they are no longer disabled or have reached age 65. KEEP provides benefits in the event of a participating executive's death while actively employed (equal to 1.5 times then-current annual base salary) or following an eligible retirement (retirement after reaching age 55 and five years of service with PNC, generally equal to annual base salary prior to retirement). Following a change in control, the life insurance policy would transfer to the participating executive. The supplemental executive retirement plan, executive LTD program and KEEP were frozen to new participants as of December 31, 2007.

Certain NEOs are also eligible to receive two years of company-paid financial planning and tax preparation services upon retirement.

Estimated benefits upon termination

The following tables show the estimated incremental benefits payable to our NEOs as of December 31, 2025, as a result of termination of employment in a variety of situations. These estimated amounts have been calculated as if employment was terminated on December 31, 2025. For change in control benefits, we assumed a change in control of PNC and a termination of employment by the surviving company without cause (or a resignation of the officer for good reason) on that date. To the extent relevant, the amounts assume a PNC stock price of $208.73, the closing price of our common stock on December 31, 2025 (the last trading day of the year). If we calculated these amounts using a different price, the amounts could be significantly different. The benefits below do not include the balances under our qualified cash balance pension plan, ERISA excess pension plan, supplemental executive retirement plan, SISP, ISP, DCIP or DCP unless the NEO receives an enhanced benefit under the termination scenario. In addition, stock options are not included as there were no stock options outstanding for the NEOs as of December 31, 2025.

William S. Demchak	Termination for Cause	Voluntary Termination[a]	Termination without Cause or for Good Reason[a][b]	Retirement[a]	Change in Control[c]	Disability	Death
Cash Severance	—	—	$ 1,300,000	—	$12,138,302	—	—
Base Salary	—	—	1,300,000	—	2,600,000	—	—
Bonus	—	—	—	—	9,538,302	—	—
Interrupted Bonus	—	—	$ 6,200,000	—	$ 6,200,000	—	—
Enhanced Benefits	—	—	$ 119,891	$ 22,380	$ 453,407	$ 200,000	$ 1,950,000
Defined Benefit Plans	—	—	—	—	368,458	—	—
Defined Contribution Plans	—	—	—	—	28,000	—	—
General Benefits & Perquisites	—	—	119,891	22,380	56,949	200,000	1,950,000
Value of Unvested Equity	—	—	$51,810,332	$51,810,331	$49,670,867	$51,810,331	$49,670,867
RSUs	—	—	15,382,168	15,382,168	15,382,168	15,382,168	15,382,168
PSUs	—	—	36,428,164	36,428,164	34,288,700	36,428,164	34,288,700
TOTAL	—	—	$59,430,223	$51,832,711	$68,462,576	$52,010,331	$51,620,867

Robert Q. Reilly	Termination for Cause	Voluntary Termination[a]	Termination without Cause or for Good Reason[a][b]	Retirement[a]	Change in Control[c]	Disability	Death
Cash Severance	—	—	$ 700,000	—	$ 5,991,666	—	—
Base Salary	—	—	700,000	—	1,400,000	—	—
Bonus	—	—	—	—	4,591,666	—	—
Interrupted Bonus	—	—	$ 2,300,000	—	$ 2,300,000	—	—
Enhanced Benefits	—	—	$ 119,891	$ 22,380	$ 306,699	$ 480,000	$ 1,050,000
Defined Benefit Plans	—	—	—	—	221,750	—	—
Defined Contribution Plans	—	—	—	—	28,000	—	—
General Benefits & Perquisites	—	—	119,891	22,380	56,949	480,000	1,050,000
Value of Unvested Equity	—	—	$20,250,818	$20,250,818	$19,789,518	$20,250,818	$19,789,518
RSUs	—	—	3,734,284	3,734,284	3,734,284	3,734,284	3,734,284
PSUs	—	—	8,357,229	8,357,229	7,895,929	8,357,229	7,895,929
PRSUs	—	—	8,159,305	8,159,305	8,159,305	8,159,305	8,159,305
Reduction Amount[d]	—	—	—	—	$ (6,289,149)	—	—
TOTAL	—	—	$23,370,709	$20,273,198	$22,098,734	$20,730,818	$20,839,518

CHANGE IN CONTROL AND TERMINATION OF EMPLOYMENT

Mark Wiedman	Termination for Cause	Voluntary Termination[a]	Termination without Cause or for Good Reason[a],[b]	Retirement[a]	Change in Control[c]	Disability	Death
Cash Severance	—	—	$ 700,000	—	$ 7,350,000	—	—
Base Salary	—	—	700,000	—	1,400,000	—	—
Bonus	—	—	—	—	5,950,000	—	—
Interrupted Bonus	—	—	$2,975,000	—	$ 2,975,000	—	—
Enhanced Benefits	—	—	$ 119,891	—	$ 120,396	—	—
Defined Benefit Plans	—	—	—	—	53,481	—	—
Defined Contribution Plans	—	—	—	—	28,000	—	—
General Benefits & Perquisites	—	—	119,891	—	38,915	—	—
Value of Unvested Equity	—	—	—	—	$ 7,241,482	$7,241,482	$7,241,482
RSUs	—	—	—	—	2,896,635	2,896,635	2,896,635
PSUs	—	—	—	—	4,344,847	4,344,847	4,344,847
TOTAL	—	—	$3,794,891	—	$17,686,878	$7,241,482	$7,241,482

Deborah Guild	Termination for Cause	Voluntary Termination[a]	Termination without Cause or for Good Reason[a],[b]	Retirement[a]	Change in Control[c]	Disability	Death
Cash Severance	—	—	$ 600,000	—	$ 4,857,894	—	—
Base Salary	—	—	600,000	—	1,200,000	—	—
Bonus	—	—	—	—	3,657,894	—	—
Interrupted Bonus	—	—	$ 2,650,000	—	$ 2,650,000	—	—
Enhanced Benefits	—	—	$ 118,723	$ 22,380	$ 130,639	—	—
Defined Benefit Plans	—	—	—	—	44,250	—	—
Defined Contribution Plans	—	—	—	—	28,000	—	—
General Benefits & Perquisites	—	—	118,723	22,380	58,389	—	—
Value of Unvested Equity	—	—	$ 8,149,617	$8,149,617	$10,697,178	$11,011,653	$10,697,178
RSUs	—	—	2,468,985	2,468,985	2,468,985	2,468,985	2,468,985
PSUs	—	—	5,680,632	5,680,632	5,366,157	5,680,632	5,366,157
5-Year RSUs	—	—	—	—	2,862,036	2,862,036	2,862,036
TOTAL	—	—	$11,518,340	$8,171,997	$18,335,711	$11,011,653	$10,697,178

Alexander E. C. Overstrom	Termination for Cause	Voluntary Termination	Termination without Cause or for Good Reason[a],[b]	Retirement[a]	Change in Control[c]	Disability	Death
Cash Severance	—	—	$ 700,000	—	$ 5,857,976	—	—
Base Salary	—	—	700,000	—	1,400,000	—	—
Bonus	—	—	—	—	4,457,976	—	—
Interrupted Bonus	—	—	$ 2,550,000	—	$ 2,550,000	—	—
Enhanced Benefits	—	—	$ 118,723	—	$ 130,536	—	—
Defined Benefit Plans	—	—	—	—	50,250	—	—
Defined Contribution Plans	—	—	—	—	28,000	—	—
General Benefits & Perquisites	—	—	118,723	—	52,286	—	—
Value of Unvested Equity	—	—	$ 7,543,631	—	$ 7,423,444	$7,543,632	$7,423,444
RSUs	—	—	2,410,196	—	2,410,196	2,410,196	2,410,196
PSUs	—	—	5,133,436	—	5,013,248	5,133,436	5,013,248
TOTAL	—	—	$10,912,354	—	$15,961,956	$7,543,632	$7,423,444

E William Parsley, III**	Termination for Cause	Voluntary Termination(a)	Termination without Cause or for Good Reason(a)(b)	Retirement(a)	Change in Control(c)	Disability	Death
Cash Severance	—	—	$ 700,000	—	$ 6,913,332	—	—
Base Salary	—	—	700,000	—	1,400,000	—	—
Bonus	—	—	—	—	5,513,332	—	—
Interrupted Bonus	—	—	$ 2,700,000	—	$ 2,700,000	—	—
Enhanced Benefits	—	—	$ 114,135	$ 20,000	$ 276,822	—	—
Defined Benefit Plans	—	—	—	—	207,834	—	—
Defined Contribution Plans	—	—	—	—	28,000	—	—
General Benefits & Perquisites	—	—	114,135	20,000	40,988	—	—
Value of Unvested Equity	—	—	$33,771,009	$33,771,009	$32,915,180	$33,771,009	$32,915,180
RSUs	—	—	5,344,051	5,344,051	5,344,051	5,344,051	5,344,051
PSUs	—	—	13,294,992	13,294,992	12,439,163	13,294,992	12,439,163
PRSUs	—	—	15,131,966	15,131,966	15,131,966	15,131,966	15,131,966
Reduction Amount(d)	—	—	—	—	$ (4,818,395)	—	—
TOTAL	—	—	$37,285,144	$33,791,009	$37,986,939	$33,771,009	$32,915,180

** For Mr. Parsley, see "Summary compensation table" in this proxy statement for the amounts paid or accrued pursuant to the Executive Severance Plan in connection with his transition to a non-executive role effective July 1, 2025 and separation from PNC on December 31, 2025. In accordance with the Executive Severance Plan and Mr. Parsley's award agreements, there is no accelerated vesting for his outstanding equity awards. Such awards, including his PRSUs, shall continue and may be earned according to their respective terms and vest according to their respective vesting schedules.

(a) If a retirement-eligible employee resigns, we consider it a retirement. For purposes of the equity awards included in the foregoing tables, retirement eligibility requires attainment of age 55 and at least five years of qualifying service as of December 31, 2025. As applicable, PRSUs will continue to vest at the HR Committee's discretion if an executive terminates his employment with PNC by reason of a qualifying retirement at any time following the third anniversary of the grant date, which was June 13, 2022. Equity-based awards granted outside the annual compensation cycle are not generally eligible for continued vesting upon a termination without cause or for Good Reason.

(b) As applicable, PRSUs will continue to vest at the HR Committee's discretion if the executive is terminated without cause. Equity-based awards granted outside the annual compensation cycle are not generally eligible for continued vesting upon a termination without cause or for Good Reason.

(c) The benefits and awards shown under "Change in Control" are received upon the occurrence of both a change in control and a qualifying termination of employment (termination without cause or a resignation for good reason), which this table assumes takes place on December 31, 2025.

(d) Amount reduced in accordance with change of control agreement to avoid imposition of excise tax under Section 4999 of the Code.

CEO pay ratio

We are providing the following information about the relationship between the annual total compensation of William S. Demchak, our Chairman and CEO, and the annual total compensation of our median employee (other than Mr. Demchak).

For the year ended December 31, 2025:

- The annual total compensation of Mr. Demchak was $29,530,103.

- The annual total compensation of our median employee was $130,900 (see below for an explanation of how we calculate this amount).

- The resulting ratio of Mr. Demchak's annual total compensation to the annual total compensation of our median employee is 226 to 1.

We believe our ratio represents a reasonable estimate, calculated in a manner consistent with SEC regulations, based on the following methodology:

- As permitted by SEC rules, we used the same median employee for purposes of this disclosure as in our 2025 and 2024 proxy statements. There has been no change in our employee population or employee compensation arrangements since December 31, 2023 that we believe would significantly impact our pay ratio disclosure in this proxy statement.

- We identified this median employee using the Form W-2 (Box 5) issued by the IRS for federal tax purposes as the compensation measure and evaluated the compensation for 56,088 active U.S. employees as of December 31, 2023 (this population excluded Mr. Demchak and all of our 178 non-U.S. employees).[1] We did not annualize the compensation of any employee who was employed by us for part of the year.

- We calculated the 2025 annual total compensation for the selected median employee in accordance with SEC regulations, using the same methodology used to calculate Mr. Demchak's total compensation in the Summary compensation table, and we also included PNC's health care premium contributions for both the median employee and Mr. Demchak. As a result, Mr. Demchak's annual total compensation for pay ratio purposes is slightly higher than the amount reported for him in the Summary compensation table in this proxy statement. See "Compensation tables" in this proxy statement.

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[1]   As of December 31, 2023, we had 107 employees in the UK, 55 employees in Canada and 16 employees in Germany, representing less than 1% of our total employee population.

Pay versus performance

In accordance with regulations adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are providing the following disclosures regarding executive compensation for our principal executive officer ("PEO") and non-PEO named executive officers ("Non-PEO NEOs") and our company performance for the fiscal years listed below.

We have identified one-year adjusted ROE ("ROE*") as our Company-Selected Measure ("CSM"). In our view, ROE* represents the most important financial performance measure (not otherwise required to be disclosed in the table) used to link compensation actually paid ("CAP") to our NEOs for the 2025 fiscal year to company performance. We chose ROE* as our CSM for evaluating pay versus performance because it is a key metric in our PSU awards under our long-term incentive program. See "Compensation discussion and analysis—Our compensation program—Evaluating performance" in this proxy statement for a discussion of the metrics used by the HR Committee to evaluate performance. Our long-term incentive program and ROE* are described in more detail in "Compensation discussion and analysis—Our compensation program—Incentive compensation program" in this proxy statement.

Year	Summary Compensation Table Total for PEO[1] ($)	Compensation Actually Paid to PEO[1][2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average CAP to Non-PEO NEOs[1][2] ($)	Value of Initial Fixed $100 Investment based on:[3]		Net Income (in millions) ($)	ROE*[4]
					TSR ($)	Peer Group TSR† ($)		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	29,503,081	35,678,671	8,012,370	9,937,018	167.9	196.0	6,997	12.30%
2024	22,352,785	33,453,083	6,415,983	10,941,926	149.6	147.9	5,953	10.94%
2023	19,950,306	20,752,986	7,359,582	7,251,664	115.6	107.8	5,647	11.66%
2022	20,197,045	19,142,607	12,315,312	12,400,133	112.6	108.7	6,113	12.59%
2021	17,506,270	26,625,622	7,940,191	11,637,177	138.2	138.3	5,725	9.59%

† The Peer Group TSR utilizes the KBW Bank index ("KBW"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in the 2025 Form 10-K.

(1) William S. Demchak was our PEO for each year presented. The individuals comprising the Non-PEO NEOs for each year presented are:

2025: Robert Q. Reilly, Mark Wiedman, Deborah Guild, Alexander E. C. Overstrom and E William Parsley, III

2024: Robert Q. Reilly, Michael P. Lyons, E William Parsley, III, Deborah Guild and Alexander E. C. Overstrom

2023: Robert Q. Reilly, Michael P. Lyons, E William Parsley, III and Deborah Guild

2022: Robert Q. Reilly, Michael P. Lyons, E William Parsley, III, Karen L. Larrimer and Gregory B. Jordan

2021: Robert Q. Reilly, Michael P. Lyons, E William Parsley, III and Karen L. Larrimer

(2) CAP amounts shown have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized or received by the NEOs. CAP reflects the Summary compensation table totals for our NEOs, as adjusted for certain amounts as set forth below. Amounts in the "Exclusion of Stock Awards" columns below are based on the totals from the "Stock Awards" column of the Summary compensation table. Amounts in the "Exclusion of Change in Pension Value" columns below reflect the amounts attributable to the change in pension value reported in the Summary compensation table. Amounts in the "Inclusion of Pension Service Cost" columns below are based on the service cost for services rendered during the listed year.

Year	Summary Compensation Table Total for PEO ($)	Exclusion of Change in Pension Value for PEO ($)	Exclusion of Stock Awards for PEO ($)	Inclusion of Pension Service Cost for PEO ($)	Inclusion of Equity Values for PEO ($)	Compensation Actually Paid to PEO ($)
2025	29,503,081	(1,332,676)	(17,500,184)	409,924	24,598,526	35,678,671
2024	22,352,785	(950,809)	(13,090,041)	342,434	24,798,714	33,453,083
2023	19,950,306	(792,588)	(12,750,115)	377,527	13,967,856	20,752,986
2022	20,197,045	—	(15,000,015)	370,608	13,574,969	19,142,607
2021	17,506,270	(338,606)	(12,000,025)	478,826	20,979,157	26,625,622

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Change in Pension Value for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Pension Service Cost for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2025	8,012,370	193,582	(4,211,144)	52,560	6,276,815	9,937,018
2024	6,415,983	138,914	(3,587,642)	60,485	8,192,013	10,941,926
2023	7,359,582	(179,416)	(4,296,382)	71,325	4,296,555	7,251,664
2022	12,315,312	(15,249)	(9,598,689)	65,950	9,632,808	12,400,133
2021	7,940,191	(95,657)	(4,165,160)	83,017	7,874,785	11,637,177

The amounts in the "Inclusion of Equity Values" columns above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for PEO ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for PEO ($)	Total - Inclusion of Equity Values for PEO ($)
2025	20,711,741	3,298,964	—	587,821	—	—	24,598,526
2024	18,762,856	6,567,636	—	(531,879)	—	—	24,798,714
2023	13,438,135	194,909	—	334,812	—	—	13,967,856
2022	12,123,506	(944,686)	—	2,396,149	—	—	13,574,969
2021	13,081,706	6,461,296	—	1,436,155	—	—	20,979,157

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Non-PEO NEOs ($)	Total—Average Inclusion of Equity Values for Non-PEO NEOs ($)
2025	5,526,386	832,838	—	105,198	—	—	6,276,815
2024	5,152,092	3,201,294	—	(161,373)	—	—	8,192,013
2023	4,453,842	(174,429)	—	17,142	—	—	4,296,555
2022	9,201,403	(504,672)	—	936,077	—	—	9,632,808
2021	4,773,399	2,545,225	—	556,161	—	—	7,874,785

(3) The comparison assumes $100 was invested for the period starting December 31, 2020 through the last business day of the listed year for each of PNC and KBW.

(4) ROE* is a non-GAAP financial measure. See Annex A for a reconciliation of non-GAAP financial measures to GAAP and for additional information about the adjustments to GAAP measures.

The description and graphs below address, for the past five fiscal years, the relationship between PEO CAP and Non-PEO NEO CAP as disclosed in the Pay vs performance table and (i) PNC's cumulative TSR and KBW's cumulative TSR, (ii) PNC's net income and (iii) PNC's ROE*.

Since our PEO receives a larger proportion of his total annual compensation in the form of long-term equity-based incentive awards, the impact of the change in stock price on our PEO's CAP is more significant than the impact on the average Non-PEO NEO CAP.

For a discussion of how the HR Committee assessed our performance and our NEO pay each year, see "Compensation discussion and analysis" in this proxy statement and the "Compensation discussion and analysis" sections in our 2025, 2024, 2023, and 2022 annual proxy statements.

Description of Relationship Between PEO and Non-PEO NEO CAP and PNC TSR and Relationship Between PNC TSR and Peer Group TSR

The following graph sets forth the relationship between CAP for our PEO, the average of CAP for our Non-PEO NEOs and PNC's cumulative TSR over the five most recently completed fiscal years. As reflected in the graph, CAP for all NEOs is generally aligned with PNC's cumulative TSR over the period presented.



† Note the TSR above is indexed to an initial $100 investment for the period starting December 31, 2020 through the last business day of the listed year.

PAY VERSUS PERFORMANCE

The graph below compares our cumulative TSR over the five most recently completed fiscal years to that of KBW over the same period. As the graph reflects, our cumulative TSR over each of the five most recently completed fiscal years is at or above that for KBW for each year during the same period, except for 2025. Taken together with the previous graph, this reflects general alignment between our NEOs' CAP as disclosed in the Pay versus performance table with both (i) PNC's cumulative TSR and (ii) PNC's performance with respect to cumulative TSR relative to KBW over the same period.



Comparison of Cumulative TSR of The PNC Financial Services Group, Inc., KBW (FYE 2020 = $100)

The PNC Financial Services Group, Inc. TSR • KBW Bank Index TSR

Description of Relationship Between PEO and Non-PEO NEO CAP and Net Income

The following chart sets forth the relationship between CAP for our PEO, the average of CAP for our Non-PEO NEOs and our net income during the five most recently completed fiscal years. CAP for all NEOs is generally aligned with PNC's net income for 2021-2025, although, since our PEO receives a larger proportion of his total annual compensation in the form of long-term equity-based incentive awards, the impact of the change in stock price on our PEO's CAP is more significant than the impact on the average Non-PEO NEO CAP.



Description of Relationship Between PEO and Non-PEO NEO CAP and ROE*

The following chart sets forth the relationship between CAP for our PEO, the average of CAP for the Non-PEO NEOs, and our ROE* (our CSM) during the five most recently completed fiscal years.

Similar to the graph above, CAP for all NEOs is generally aligned with PNC's ROE* for 2021-2025, although, since our PEO receives a larger proportion of his total annual compensation in the form of long-term equity-based incentive awards, the impact of the change in stock price on our PEO's CAP is more significant than the impact on the average Non-PEO NEO CAP.



Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking CAP to our PEO and Non-PEO NEOs for 2025 to company performance. The measures in this table are not ranked.

Measure
ROE*
Adjusted EPS
Annualized Three-Year TSR Rank vs. Peers
Annualized Five-Year TSR Rank vs. Peers

Item 4 – Approval of The PNC Financial Services Group, Inc. 2026 Omnibus Equity Incentive Plan

Introduction

We are asking our shareholders to approve The PNC Financial Services Group, Inc. 2026 Omnibus Equity Incentive Plan (the "2026 Plan"). Effective March 5, 2026, upon the recommendation of the HR Committee, the Board adopted the 2026 Plan, subject to approval by our shareholders.

Purpose of the 2026 Plan

Long-term equity compensation plays an important part in PNC's pay-for-performance philosophy. The 2026 Plan is intended to provide participants with incentives to maximize their performance on behalf of PNC through equity-based awards that provide them with opportunities for stock ownership.

The Board believes that approval of the 2026 Plan will further PNC's ability to attract, retain and motivate top-quality management, employees, officers and non-employee directors of PNC and its subsidiaries, upon whose judgment and efforts we rely to promote the long-term growth and financial success of PNC and our shareholders.

PNC has a well-designed compensation program and strong governance principles. Shares received under an award granted from the 2026 Plan would be subject to our policy which prohibits any of our employees or directors from hedging or pledging PNC securities or selling PNC securities short. In addition, our executive officers and other key executives are subject to executive stock ownership requirements. As new awards vest under the 2026 Plan, designated employees need to retain a portion of the vested award, which they must hold until they retire or leave PNC.

The independent compensation consultant to the HR Committee, Meridian Compensation Partners, reviewed and provided feedback on the 2026 Plan. In approving the 2026 Plan, the Board considered the importance of long-term incentives in supporting the key objectives of PNC's equity compensation program and aligning employees' interests with those of our shareholders as well as our understanding of our shareholders' perspective with respect to equity-based compensation. We also took into consideration our stock price, business performance, competitive pay practices, regulatory requirements, and our use of equity-based awards to determine the number of shares needed. Based on these considerations, the Board approved the 2026 Plan, with the proposed shares available for issuance under the 2026 Plan of 28,000,000, representing approximately 7.17% of our outstanding common stock as of December 31, 2025, plus the balance of shares authorized but unissued (including such shares subject to outstanding awards) available under the PNC Financial Services Group, Inc. 2016 Incentive Award Plan, as amended from time to time (the "Prior Plan"). Under the 2026 Plan, each share issued pursuant to awards, other than options or SARs, will be counted against the 2026 Plan reserve as 2.5 shares. Shares issued pursuant to options or SARs count against the 2026 Plan reserve on a one-for-one basis.

The Prior Plan is set to expire based on its ten-year term on April 25, 2026. As of December 31, 2025, there were 4,774,806 shares of PNC's common stock available for issuance under the 2016 Plan, none of which may be subject to new awards under the Prior Plan following its termination. The 2026 Plan is intended to replace the Prior Plan. Therefore, if our shareholders approve the 2026 Plan at the annual meeting, PNC will not make any further awards under the Prior Plan following the date of the annual meeting and will instead make awards under the 2026 Plan. If our shareholders do not approve the 2026 Plan, we will be unable to make any awards following the termination of the Prior Plan.

Shares available for awards

The maximum aggregate number of shares of our common stock that are available for issuance under the 2026 Plan will be no more than (i) 28,000,000 shares, plus (ii) the number of shares that are authorized but not issued under the Prior Plan as of the date that the 2026 Plan is approved by our shareholders (the "2026 Plan Effective Date") (including shares subject to outstanding awards). In the event that any outstanding awards under the Prior Plan as of the 2026 Plan Effective Date are forfeited or surrendered or expired or terminate unexercised, the number of shares subject to those awards at the time of forfeiture, surrender, expiration or termination will be added to the share reserve under the 2026 Plan.

The share reserve may be adjusted (and additional or fewer shares may be issued) as described in more detail in "—Summary of material terms of the 2026 Plan—Adjustment provisions" below. No additional grants shall be made under the Prior Plan on or after the 2026 Plan Effective Date. Outstanding grants under the Prior Plan shall continue in effect according to their terms.

Burn rate

Burn rate is an important factor for investors to assess a company's equity compensation program and shareholder dilution. Burn rate measures the speed at which companies use shares available for grant under their equity compensation plans. The burn rate for a given year is defined as the number of shares of common stock subject to equity awards granted, divided by the weighted average number of shares of common stock outstanding. In setting and recommending to shareholders the number of shares to be authorized under the 2026 Plan, the HR Committee and the Board considered PNC's burn rates for the past three years. Our burn rates for the three years ended December 31 of 2025, 2024, and 2023 are shown in the table below:

Year	Burn Rate
2025	0.46%
2024	0.54%
2023	0.47%
Three-Year Average	0.49%

We have a demonstrated track record of disciplined equity usage and effective dilution management, as evidenced by our consistently low burn rates, averaging 0.49% over the last three years. As shown in the chart above, these levels reflect prudent share utilization and a sustained commitment to responsible equity compensation practices aligned with shareholder interests.

Highlights of the 2026 Plan

- *Prohibition against discounted options and SARs.* Options and SARs may not be granted with exercise or base prices lower than the fair market value of the underlying shares on the grant date.

- *Prohibition against option or SAR repricing.* The 2026 Plan generally prohibits the reduction of the purchase price of an option or SAR, or the exchange of an option or SAR for an option or SAR with a lower purchase price or for cash, without shareholder approval.

- *Prohibition against liberal share recycling.* Shares that are delivered in payment of option exercise or SAR base prices, used to satisfy tax withholding, repurchased by PNC using proceeds from option exercises, or not issued or delivered as a result of net settlement of options or SARs may not be recycled back into the 2026 Plan's share reserve.

- *No dividend equivalents paid on unvested performance awards or on stock options or SARs.* Under the 2026 Plan, payment of dividends or dividend equivalent rights on unvested performance awards (which include performance share and performance share unit awards) will not be made until such awards are vested, and no dividend equivalents may be granted with respect to options or SARs.

- *Annual limit on dollar value of director awards.* Subject to certain limited exceptions, non-employee directors may not receive awards with an aggregate maximum grant date fair market value of more than $750,000 in any one calendar year.

- *Minimum vesting schedules on awards.* The 2026 Plan includes minimum vesting requirements. Subject to certain limited exceptions, equity-based awards generally cannot vest earlier than one year after grant.

- *Limitation on terms of options and SARs.* The maximum term for each option and SAR is ten years.

- *No "evergreen" provision.* The 2026 Plan does not contain an "evergreen" provision pursuant to which shares authorized for issuance may be automatically replenished.

- *No single-trigger acceleration.* Under the 2026 Plan, we do not automatically accelerate vesting of awards in connection with a change of control.

- *No liberal change of control definition.* The 2026 Plan defines change of control based on the consummation of the transaction rather than the announcement or shareholder approval of the transaction.

- *Awards subject to clawback.* Awards granted under the 2026 Plan and the amounts payable with respect to awards are subject to any clawback, adjustment, recoupment or similar policy of PNC, including the policies currently in effect or that may be adopted or required pursuant to applicable law.

Summary of material terms of the 2026 Plan

Purpose. The purpose of the 2026 Plan is to promote the success and enhance the value of PNC by linking the personal interests of those persons eligible to receive awards under the 2026 Plan to the interests of PNC's shareholders.

Administration. The 2026 Plan is administered and interpreted by a Board committee comprised entirely of independent directors (the "Committee").

- For purposes of awards granted to employees, the "Committee" means the HR Committee (or any successor committee) or its delegate.

- For purposes of awards granted to non-employee directors, the "Committee" means the N&G Committee or its delegate.

Subject to the terms of the 2026 Plan, the HR Committee has the authority to determine the individuals to whom awards will be made under the 2026 Plan and to establish the type, size, and other terms of awards under the 2026 Plan, including applicable performance criteria and restrictions on awards, as well as to construe and interpret the 2026 Plan and applicable award agreements. Subject to certain limitations, the HR Committee may delegate its authority under the 2026 Plan to certain officers, directors or managers of PNC.

Eligibility. Awards under the 2026 Plan may be granted to employees of PNC and its subsidiaries and to non-employee members of the Board. The selection of participants eligible under the 2026 Plan is subject to the HR Committee's discretion and not all eligible participants may receive awards in any given year.

As of December 31, 2025, the approximate aggregate number of employees and non-employee directors who would have been eligible for awards under the 2026 Plan if the 2026 Plan was in effect as of such date is 13,126. As of December 31, 2025, the approximate number of persons in each eligible class under the 2026 Plan is as follows: 13,114 employees (including 16 executive officers) and 12 non-employee directors. As non-employee directors and executive officers are eligible to participate in the 2026 Plan, each member of the Board and each executive officer has an interest in this proposal.

Shares available. Subject to adjustment in certain circumstances as described below, the 2026 Plan authorizes up to 28,000,000 shares, plus (ii) the number of shares that are authorized but not issued under the Prior Plan as of the 2026 Plan Effective Date (including shares subject to outstanding awards). In the event that any outstanding awards under the Prior Plan as of the 2026 Plan Effective Date are forfeited or surrendered or expire or terminate unexercised, the number of shares subject to those awards at the time of forfeiture, surrender, expiration or termination will be added to the share reserve under the 2026 Plan.

Each share issued pursuant to awards under the 2026 Plan, other than options or SARs, will be counted against the 2026 Plan reserve as 2.5 shares. Shares issued pursuant to options or SARs count against the 2026 Plan reserve on a one-for-one basis.

Under any of the following circumstances, shares underlying an award, including with respect to Prior Plan awards, will be re-credited to the 2026 Plan share reserve and once again become available for future awards:

- an award lapses, expires, terminates or is canceled or forfeited without the underlying shares (or any portion thereof) being issued;

- the HR Committee determines that all or a portion of shares underlying an award may not be issued because the conditions for such issuance were not or will not be satisfied;

- an award, or any portion thereof, is settled for cash; or

- such shares are issued pursuant to an award but are subsequently reacquired by PNC (for example, as a result of PNC exercising clawback rights).

Shares re-credited to the 2026 Plan share reserve due to a reacquisition by PNC will not increase the aggregate number of shares that may be issued pursuant to incentive stock options.

Furthermore, shares retained or reacquired by PNC, including Prior Plan shares, will not be re-credited to the 2026 Plan's share reserve if such shares are:

- delivered in payment of the option exercise price, base price of a SAR or other exercise price of an award;

- delivered to or withheld by PNC to satisfy federal, state or local tax withholding obligations;

- purchased by PNC using proceeds from option exercises; or

- not issued or delivered as a result of a net settlement of an outstanding option or SAR.

Individual limitations. Subject to the adjustment provisions of the 2026 Plan, as described below, the aggregate number of shares that may be issued or transferred under the 2026 Plan pursuant to incentive stock options will not exceed the number of shares reserved for issuance under the 2026 Plan as of the 2026 Plan Effective Date and, as of such date, no shares will be available under Prior Plan.

Additionally, non-employee directors may not receive, in any one calendar year, awards with an aggregate maximum value, calculated as of the grant date based on the fair market value of each award, of more than $750,000. Independent members of the Board may make exceptions to this limit for a non-executive chair of the Board so long as the director receiving such additional compensation does not participate in the decision to award such compensation.

Types of awards

The following briefly describes the principal features of the various awards that may be granted under the 2026 Plan. Awards under the 2026 Plan may be settled in cash, shares of PNC common stock, units, or a combination of the foregoing, as provided in each award agreement.

Options. The HR Committee may grant (1) options that qualify as incentive stock options within the meaning of Section 422 of the Code ("ISOs"), (2) "nonqualified" stock options that are not intended to qualify as ISOs ("NQSOs"), or (3) any combination of ISOs and NQSOs. Anyone eligible to participate in the 2026 Plan may receive a grant of NQSOs. Only employees of PNC and certain of its subsidiaries may receive a grant of ISOs.

The HR Committee fixes the share exercise price for ISOs and NQSOs as of the grant date. The exercise price of any option may not be less than the fair market value of a share of common stock on the date of grant.

The HR Committee determines all terms and conditions of each option, including the number of shares subject to the option and the applicable vesting period. Generally, the term of an option may not exceed 10 years from the date of grant. Options may be exercised while the participant is employed by or providing service to PNC or within a specified period of time after termination of employment or service, as determined by the HR Committee. The HR Committee may at any time substitute SARs for options granted under the 2026 Plan, if so provided in the applicable award agreement.

A participant may exercise an option by delivering a properly executed notice of exercise to PNC or its designated agent. The participant will pay the exercise price and any withholding taxes for the option in cash or by check, or, if provided in the agreement, by (1) delivering shares of common stock already owned by the participant, (2) a broker-assisted cashless exercise, or (3) such other method as the HR Committee may approve, to the extent permitted by applicable law.

Share appreciation rights. The HR Committee may grant SARs to any eligible participant in the 2026 Plan. SARs may be granted in connection with, or independent of, other awards. Upon exercise of a SAR, the participant will receive an amount equal to the excess of the fair market value of PNC's common stock on the date the SAR is exercised over the base amount of the SAR, as set forth in the applicable award agreement. The base amount of a SAR may not be less than the fair market value of a share of PNC common stock on the date of grant. SARs may be exercised while the participant is employed by or providing services to PNC or within a specified period of time after termination of such employment or service, as determined by the HR Committee. Generally, the term of a SAR award may not exceed 10 years from the date of grant.

Share units and restricted share units. The HR Committee may grant share units to any eligible participant in the 2026 Plan. Each share unit provides the participant with the right to receive a share of common stock or an amount based on the value of a share of common stock at a future date. Share units issued pursuant to a share unit award may be subject to restrictions ("restricted share units") or may be unrestricted, as determined by the HR Committee. Share units may be granted in connection with, or independent of, other awards. The HR Committee determines the number of share units that will be granted, restrictions applicable to restricted share units, and the other terms and conditions applicable to the share units. Share units may be paid at the end of a specified period or deferred to a date authorized by the HR Committee in accordance with the deferral requirements set forth in Section 409A of the Code, to the extent applicable. Payments with respect to share units may be made in cash, in shares, or a combination of both.

Share awards and restricted shares. The HR Committee may grant share awards to any eligible participant in the 2026 Plan. Shares issued pursuant to a share award may be subject to restrictions ("restricted shares") or may be unrestricted, as determined by the HR Committee. The HR Committee determines the conditions under which restrictions on restricted shares may lapse (i.e., over time, or pursuant to such other criteria as the HR Committee deems appropriate, including performance-based criteria).

Performance awards. Performance awards may be granted to any eligible participant under the 2026 Plan, and may be payable in cash, shares, or a combination thereof, as determined by the HR Committee. Vesting or payment of performance awards may be based on the satisfaction of performance criteria as established by the HR Committee or any other criteria that the HR Committee, in its sole discretion, may determine, and may be particular to an eligible person or to the department, branch, subsidiary or other unit in which the eligible participant works, or may be based on the performance of PNC or of a specified portion or portions of PNC and its subsidiaries generally. Performance criteria may be established on an absolute or relative basis and relative performance may be measured against a group of peer companies, a financial market index or other objective and quantifiable indices.

The HR Committee shall determine the applicable performance criteria during any performance period for vesting or payment of the award, which may include, but are not limited to, one or more of the following criteria:

- earnings measures (including earnings per share, net income, net interest income, non-interest income) or earnings growth measures, revenue or cash flow;

- market or market-related measures (including stock price, dividends or dividend yield, total shareholder return, market to book value, price / earnings ratio);

- improvement or maintenance of financial or credit ratings;

- return or use of capital measures (including return on assets, equity or investment) or other capital or liquidity measures or objectives (including measures or objectives related to economic capital, cost of capital);

- other measures of operating or profitability margin or performance (including net interest margin, operating or profit margin, productivity ratios) or risk adjusted profitability measures;

- regulatory compliance (including Tier 1 capital ratios or Basel III objectives) or internal or external regulatory capital, liquidity, risk or other regulatory-related requirements, expectations, goals or objectives;

- satisfactory internal or external audits;

- achievement of balance sheet, income statement, or other financial objectives (including objectives related to capital management, assets, loans, charge-offs, allowance for loan and lease losses, other reserves, reduction of nonperforming assets, asset quality levels, investments, deposits, deposit mix, interest sensitivity gap levels);

- expense measures (including objectives related to expense management, operating efficiencies, efficiency ratios, non-interest expense);

- on or off-balance sheet portfolio objectives (including those related to servicing portfolios, securitizations, assets under administration or management, loan originations or sales);

- achievement of asset quality objectives or credit quality objectives;

- achievement of risk management objectives, strategic objectives or goals (including workforce objectives or goals), technology or innovation objectives, product, customer or market-related objectives (including sales, product revenues, revenue mix, product growth, customer growth, number or type of customer relationships, customer satisfaction, cross-selling goals, associate satisfaction, market share, branding);

- consummation of acquisitions, dispositions, projects or other specific events or transactions or acquisition integration or disposition management goals or objectives; and

- any other objective goals established by the HR Committee.

The HR Committee will determine whether, and the extent to which, the applicable performance criteria have been achieved or satisfied. Except as otherwise provided in an award agreement, performance awards will be distributed only after the completion of the relevant performance period. The length of a performance period will be determined by the HR Committee upon the grant of each performance award and will be at least 12 months in duration, except as otherwise specified in the award agreement. Performance awards may be paid in a lump sum, in installments, or on a deferred basis.

Other share-based awards (including dividend equivalents). The HR Committee may grant other types of share-based awards that would not otherwise constitute options, SARs, share units, share awards, or performance awards, such as dividend equivalent rights. The HR Committee may grant other share-based awards to any eligible participant in the 2026 Plan based on or measured by shares of common stock, and the terms and conditions for these awards will be determined by the HR Committee. Dividend equivalents will not be granted with respect to options or SARs. Dividend equivalents granted with respect to a performance award will not be distributed during the applicable performance period or to the extent any such award is otherwise unearned.

Cash-denominated awards. The HR Committee may grant cash-denominated awards to eligible participants in the 2026 Plan, which may be based upon the achievement of performance criteria or other conditions, as determined by the HR Committee. Such awards only entitle the grantee to receive cash and do not entitle the grantee to receive or purchase shares. Cash-denominated awards do not count against the aggregate number of shares available for awards under the 2026 Plan.

Minimum vesting requirements

While the HR Committee generally may set the terms and conditions of awards, the 2026 Plan requires that equity-based awards (other than substitute awards and shares delivered in lieu of fully vested cash awards) may not vest earlier than the first anniversary of the date the award is granted. This requirement does not apply to awards to non-employee directors that vest on the earlier of the first anniversary of the date of grant or the date of the next annual meeting of shareholders immediately following the date of grant, which is at least 50 weeks after the annual meeting for the immediately preceding year. Also, the HR Committee may grant equity-based awards without regard to the minimum vesting requirement with respect to a maximum of 5% of the available share reserve authorized for issuance under the 2026 Plan. In addition, the minimum vesting requirement may not apply to the HR Committee's discretion to provide for accelerated exercisability or vesting of any award, as permitted by applicable regulations.

Change of control

If we experience a change of control where we are not the surviving corporation (or survive only as a subsidiary of another corporation), unless the HR Committee determines otherwise, all outstanding awards that are not exercised, unvested or paid at the time of the change of control will be continued by, assumed by, or replaced with grants (with respect to cash, securities or a combination thereof) that have comparable terms by the surviving corporation (or a parent or subsidiary of the surviving corporation).

If there is a change of control and all outstanding grants are not continued by, assumed by, or replaced with grants that have comparable terms by the surviving corporation, then the HR Committee may (but is not obligated to) adjust the terms and conditions of outstanding grants, including, without limitation, taking any of the following actions (or combination thereof) without the consent of any participant:

- determine that outstanding options and SARs will accelerate and become fully exercisable and the restrictions and conditions on outstanding stock awards, stock units, other stock-based awards, cash awards and dividend equivalents immediately lapse;

- pay participants, in an amount and form determined by the HR Committee, in settlement of outstanding stock units, other stock-based awards, cash awards or dividend equivalents;

- require that participants surrender their outstanding options and SARs in exchange for a payment by us, in cash or shares of our common stock, equal to the difference between the exercise price and the fair market value of the underlying shares of our common stock; provided, however, if the per share fair market value of our common stock does not exceed the per share option exercise price or SAR base amount, as applicable, we will not be required to make any payment to the participant upon surrender of the option or SAR; or

- after giving participants an opportunity to exercise all of their outstanding options and SARs, terminate any unexercised options and SARs on the date determined by the HR Committee.

For purposes of the 2026 Plan, "change of control" means in general terms (i) the acquisition by a person or entity of 30% or more of the then outstanding shares of PNC common stock or the combined voting power of the then outstanding PNC voting securities entitled to vote generally in director elections (subject to certain excluded transactions), (ii) specified changes in the majority of our Board (not including the election of directors whose election or nomination was approved by a majority of the then incumbent Board), (iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of PNC's assets, unless certain conditions are met with respect to the ownership and composition of the Board of the entity resulting from such transaction, or (iv) consummation of a complete liquidation or dissolution of the Company.

All outstanding awards will terminate and cease to be outstanding immediately following the consummation of a change of control, except to the extent awards are assumed by the successor (or its parent) or awards are otherwise continued in full force and effect pursuant to the terms of the change of control transaction.

The HR Committee has the authority to provide that any cash payment made in connection with a change of control with respect to an award under the 2026 Plan will be subject to any escrow, holdback, earn-out or similar provisions in the definitive agreement effecting the change of control to the same extent and in the same manner as such provisions apply to our shareholders.

Deferrals

The HR Committee may establish rules to permit or require participants to defer receipt of the payment of cash or the delivery of shares of common stock that would otherwise be due to the participant in connection with a grant under the 2026 Plan in accordance with Section 409A of the Code, if applicable.

Adjustment provisions

In connection with stock splits, stock dividends, recapitalizations and certain other events affecting our common stock, the HR Committee will make adjustments as it deems appropriate in the maximum number of shares of common stock reserved for issuance under the 2026 Plan; the maximum number and kind of shares that may be issued pursuant to incentive stock options granted under the 2026 Plan; the maximum number of shares of common stock that may be subject to options or SARs granted to any one participant in any year; the maximum amount of awards that may be granted to any individual non-employee director in any year; the number and kind of shares covered by outstanding grants; the number and kind of shares that may be issued under the 2026 Plan; the price per share or market value of any outstanding grants; the exercise price of options; the base amount of SARs; and the performance goals or other terms and conditions as the HR Committee deems appropriate. In addition, the HR Committee is authorized to make adjustments to the terms and conditions of grants in connection with unusual or nonrecurring events (including, without limitation, events described in the preceding sentence and acquisitions or dispositions of businesses and assets) affecting the Company, any subsidiary or any business unit, or the financial statements of the Company or any subsidiary, or in response to changes in applicable laws, regulations, or accounting principles.

Withholding

All grants under the 2026 Plan are subject to applicable U.S. federal (including FICA), state and local, foreign or other tax withholding requirements. We may require participants or other persons receiving grants or exercising awards to pay an amount sufficient to satisfy such tax withholding requirements with respect to such awards, or we may deduct from other wages and compensation paid by us the amount of any withholding taxes due with respect to such award. We may also take any other actions the HR Committee deems advisable to enable us to satisfy our withholding tax and other tax obligations with respect to any grant made under the 2026 Plan.

The HR Committee may permit or require that our tax withholding obligation with respect to awards paid in our common stock be paid by having shares withheld up to an amount that does not exceed the participant's minimum applicable withholding tax rate for U.S. federal (including FICA), state and local, foreign country or other tax liabilities, or as otherwise determined by the HR Committee. In addition, the HR Committee may, in its discretion, and subject to such rules as the HR Committee may adopt, allow participants to elect to have such share withholding applied to all or a portion of the tax withholding obligation arising in connection with any particular award.

Sub-plans

The 2026 Plan permits the HR Committee to make awards to, and provide for special terms for awards to, grantees who are foreign nationals, who are employed by PNC or any subsidiary outside of the United States, who provide services to PNC under an agreement with a foreign nation or agency, or as the HR Committee may consider necessary or appropriate. Moreover, the HR Committee has the authority to approve such supplements to or amendments, restatements, or alternative versions of the 2026 Plan (including, without limitation, sub-plans) as it may consider necessary or appropriate; provided that no such special terms, supplements, amendments or restatements will include any provisions that are inconsistent with the terms of the 2026 Plan as then in effect unless the 2026 Plan could have been amended to eliminate such inconsistency without further approval by PNC's shareholders.

Clawback

Awards granted under the 2026 Plan are subject to any applicable share trading policies and other policies approved or implemented by the Board or the HR Committee from time to time, whether or not approved before or after the 2026 Plan Effective Date.

Awards granted, and amounts payable, under the 2026 Plan are also subject to any applicable clawback policies approved by the Board or the HR Committee, as in effect from time to time (including, without limitation, a clawback policy required to be implemented by an applicable stock exchange), whether approved before or after the date of grant of an award. To the extent permitted by applicable law, including Code Section 409A, all amounts payable under the 2026 Plan are subject to offset in the event that a grantee has an outstanding clawback, recoupment or forfeiture obligation to PNC under the terms of any applicable clawback policy. If there is a clawback, recoupment or forfeiture event under an applicable clawback policy, the amount required to be clawed back, recouped or forfeited under such policy will be deemed not to have been earned under the terms of the 2026 Plan, and PNC will be entitled to recover from the grantee the amount specified under the applicable clawback policy to be clawed back, recouped or forfeited.

Amendment and termination of the 2026 Plan

The Board or the HR Committee may amend or terminate the 2026 Plan in any respect, and at any time; provided, however, that no amendment, alteration or termination of the 2026 Plan will be made by the Board or the HR Committee without the approval of (1) PNC's shareholders, to the extent shareholder approval of the amendment is required by applicable law or regulations or the requirements of the principal exchange or interdealer quotation system on which the common stock is listed or quoted, and (2) each affected participant if such amendment, alteration or termination would adversely affect, in a material way, his or her rights or obligations under any grant or award made prior to the date of such amendment, alteration or termination except as otherwise permitted under the 2026 Plan. No awards may be granted under the 2026 Plan after April 21, 2036 (and no ISOs may be granted after March 5, 2036).

Prohibition on repricing

Under the terms of the 2026 Plan, the HR Committee may not (i) amend the terms of any outstanding options or SARs to reduce the option price or base price, as applicable; (ii) cancel outstanding options or SARs in exchange for options or SARs with an exercise price or base price, as applicable, that is less than the exercise price or base price of the original options or SARs; or (iii) cancel outstanding options or SARs with an exercise price or base price, as applicable, above the current stock price in exchange for cash or other securities, or (iv) take any other action with respect to options or SARs that would be treated as a repricing under the rules and regulations of the principal securities exchange on which the shares are traded, without in each such instance obtaining the approval of our shareholders.

Federal income tax consequences

The following is a brief summary of the principal United States federal income tax consequences applicable to 2026 Plan participants and PNC, and is based upon an interpretation of present federal tax laws and regulations and may be inapplicable if such laws and regulations are changed. This summary is not intended to be exhaustive or constitute tax advice, nor does it describe state, local or foreign tax consequences. The 2026 Plan is not subject to ERISA and is not qualified under Section 401(a) of the Code.

Incentive stock options. Options issued under the 2026 Plan and designated as incentive stock options are intended to qualify as such under Section 422 of the Code. In this regard, an optionee who has been granted an incentive stock option will not recognize income and PNC will not be entitled to a deduction at the time of the grant or exercise of the option; provided, however, that the difference between the value of the common stock received on the exercise date and the exercise price paid is an item of tax preference for purposes of determining the optionee's alternative minimum tax. The taxation of gain or loss upon the sale of the common stock acquired upon exercise of an incentive stock option depends, in part, on whether the holding period of the common stock is at least (1) two years from the date the option was granted and (2) one year from the date the option was exercised. If these holding period requirements are satisfied, any gain or loss realized on a subsequent disposition of the common stock will be treated as a long-term capital gain or loss. If these holding period requirements are not met, then, upon such "disqualifying disposition" of the common stock, the optionee will realize compensation, taxable as ordinary income, in an amount equal to the excess of the fair market value of the common stock at the time of exercise over the exercise price, limited to the gain on sale. Any further gain (or loss) realized by the optionee generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period. If the optionee recognizes ordinary income upon a disqualifying disposition, PNC generally will be entitled to a tax deduction in the same amount. If, however, the optionee meets the applicable holding period, PNC generally will not be entitled to a tax deduction with respect to capital gains recognized by the optionee. If an incentive stock option is exercised at a time when it no longer qualifies as an incentive stock option, the option will be treated as a nonqualified stock option.

Nonqualified stock options and share appreciation rights. A participant generally will not recognize income at the time a nonqualified stock option or share appreciation right is granted. Rather, the participant with respect to such an award recognizes compensation income only when the nonqualified stock option or share appreciation right is exercised. The amount of income recognized upon the exercise of a nonqualified stock option is equal to the excess of the fair market value of the common stock received over the sum of the exercise price plus the amount, if any, paid by the participant for such option. Upon the exercise of the share appreciation right, the participant will recognize compensation taxable as ordinary income equal to either: (1) the cash received upon the exercise; or (2) if common stock is received upon the exercise of the share appreciation right, the fair market value of the common stock received. In either case, PNC is generally entitled to a tax deduction in an amount equal to the compensation income recognized by the participant. Upon a subsequent disposition of the common stock acquired under a nonqualified stock option, the participant will realize short-term or long-term capital gain (or loss) depending on the holding period. The capital gain (or loss) will be short-term if the common stock is disposed of within one year after the nonqualified stock option is exercised, and long-term if the common stock was held more than one year, as of the sale date.

Restricted shares. A participant that receives a restricted share award under the 2026 Plan normally will not be required to recognize income for federal income tax purposes at the time of grant, nor is PNC entitled to any deduction, to the extent that the common stock awarded has not vested (i.e., is no longer subject to a substantial risk of forfeiture). When any part of a restricted share award vests, the participant will realize compensation taxable as ordinary income in an amount equal to the fair market value of the vested common stock on the vesting date (less the amount, if any, paid for the stock). The participant may, however, make an election, referred to as a Section 83(b) election, within 30 days following the grant of the restricted share award, to be taxed at the time of the grant of the award based on the fair market value of the common stock on the grant date. A participant who makes a Section 83(b) election will recognize ordinary taxable income on the grant date equal to the fair market value of the shares as if the shares were unrestricted. If the shares subject to such election are subsequently forfeited, the recipient will not be entitled to any deduction, refund or loss for tax purposes with respect to the forfeited shares. If a Section 83(b) election has not been made, any dividends received with respect to the restricted share award prior to the lapse of the restrictions will be treated as additional compensation that is taxable as ordinary income to the participant. PNC will be entitled to a deduction in the same amount and at the same time that the participant recognizes ordinary income. Upon the sale of the vested common stock, the participant will realize short-term or long-term capital gain or loss depending on the holding period. The holding period generally begins when the restriction period expires. If the recipient timely made a Section 83(b) election, the holding period commences on the date of the grant.

Restricted share units. A recipient of restricted share units will not be required to recognize any income for federal income tax purposes, and PNC is not entitled to a deduction, at the time of grant. Rather, upon the settlement of units, the recipient of such units generally will be subject to tax at ordinary income rates on the fair market value of any common stock issued or cash paid in settlement of the award of such units, and PNC generally will be entitled to a deduction equal to the amount of the ordinary income realized by the recipient. If the recipient receives shares of common stock upon settlement then, upon disposition of such shares, appreciation or depreciation after the settlement date is treated as either short-term or long-term capital gain or loss, depending on how long the shares have been held.

Performance awards. A participant generally will not recognize income upon the grant of a performance award. Upon payment of the performance award, the participant will recognize ordinary income in an amount equal to the cash received or, if the performance award is payable in common stock, the fair market value of the common stock received. When the participant recognizes ordinary income upon payment of a performance award, PNC generally will be entitled to a tax deduction in the same amount.

Unrestricted shares, cash-denominated awards and other share-based awards. The tax consequences of receiving common stock pursuant to an unrestricted share award or cash pursuant to a cash-denominated award under the 2026 Plan is similar to receiving cash compensation from PNC. In such event, the participant must recognize ordinary income equal to the cash received or the fair market value of the common stock received, less any amount paid for common stock. PNC generally is entitled to a tax deduction for compensation paid to a participant at the same time and in the same amount as the participant recognizes ordinary income. The federal income tax consequences of other incentive awards will depend on how the awards are structured. Generally, PNC will be entitled to a deduction with respect to other incentive awards only to the extent that the recipient realizes compensation income in connection with such awards.

Consequences of change of control. If a change of control of PNC causes awards under the 2026 Plan to accelerate vesting or is deemed to result in the attainment of performance goals, the participants could, in some cases, be considered to have received "excess parachute payments," which could subject participants to a 20% excise tax on the excess parachute payments and result in a disallowance of PNC's deductions under Section 280G of the Code.

Section 409A. Section 409A of the Code ("Section 409A") applies to compensation that individuals earn in one year but that is not paid until a future year. This is referred to as nonqualified deferred compensation. If a deferred compensation arrangement does not meet either an exemption from, or the requirements of, Section 409A, the compensation may be subject to accelerated taxation in the year in which such compensation is no longer subject to a substantial risk of forfeiture and certain additional taxes, interest and penalties, including a 20% additional income tax. Section 409A does not impose any penalties on PNC and does limit PNC's deduction with respect to compensation paid to a participant. Awards under the Plan are intended to comply with Section 409A or an exception thereto. Notwithstanding, Section 409A may impose upon a participant certain taxes or interest charges for which the participant is responsible.

New plan benefits

No benefits or amounts have been granted, awarded or received under the 2026 Plan. Benefits under the 2026 Plan generally will be granted at the discretion of the applicable Committee and are therefore not currently determinable. The HR Committee in its sole discretion will determine the number and types of awards that will be granted under the 2026 Plan. Thus, it is not possible to determine the benefits that will be received by eligible participants if the 2026 Plan is approved by our shareholders.

The closing price of our common stock on the NYSE on March 5, 2026 was $212.37.

> **The Board of Directors recommends voting "FOR"**
> **Item 4 – Approval of The PNC Financial Services Group,**
> **Inc. 2026 Omnibus Equity Incentive Plan**

Equity compensation plan information

The following table provides information as of December 31, 2025 regarding the number of shares of our common stock that may be issued under our equity compensation plans. For additional information regarding these plans, see Note 17 —Stock Based Compensation Plans in the Notes to Consolidated Financial Statements in the 2025 Form 10-K.

**Equity compensation plan information
at December 31, 2025**

	(a)	(b)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category		
Equity compensation plans approved by security holders	5,514,565[1]	8,917,692[2]
Equity compensation plans not approved by security holders	—	—
Total	5,514,565	8,917,692

(1)   Includes the following amounts related to the 2016 Incentive Award Plan (the "2016 Incentive Plan"), approved by shareholders on April 26, 2016: 4,657,850 are stock-payable restricted stock units (at a maximum share award level), 759,315 are performance share units (at a maximum share award level) and 97,400 are deferred stock units (at a maximum share award level). The awards to be issued under the 2016 Incentive Plan are full-value awards and therefore do not have an associated exercise price.

(2)   Includes 4,142,886 shares available for issuance under the Employee Stock Purchase Plan, of which 85,799 shares were subject to purchase during the purchase period ended December 31, 2025. The amount available for awards under the 2016 Incentive Plan is 4,774,806.

Security ownership of management and certain beneficial owners

Security ownership of directors and executive officers

The table below provides information regarding the beneficial ownership of our common stock as of January 30, 2026, (i) by each director and NEO and (ii) by the directors, NEOs and other executive officers collectively as a group. Unless otherwise noted, each person listed in the table below exercises sole voting and investment power over the shares of common stock they beneficially own.

We determine the beneficial ownership of each director and executive officer pursuant to SEC regulations. This information does not necessarily indicate beneficial ownership for any other purpose.

Beneficial ownership includes any shares of common stock as to which the individual has sole or shared voting power or investment power, and also includes any shares of common stock the individual has the right to acquire within 60 days of January 30, 2026 through the exercise of any option, warrant or right or the vesting or payout of any restricted share units or other units payable in common stock. Although not considered beneficial ownership of our common stock under SEC regulations, the table also shows the number of cash-payable common stock units credited to the accounts of our directors and executive officers under various benefit plans as of January 30, 2026. In each case, fractional shares have been rounded up or down, as applicable, to the nearest whole share.

Name	Common stock ownership	Common stock units*	Total number of shares beneficially owned	Cash-payable common stock unit ownership**	Total shares beneficially owned plus cash-payable common stock units***
Non-employee directors:					
Joseph Alvarado	1,104[1]	8,788	9,892	—	9,892
Debra A. Cafaro	20	10,070	10,090	9,074	19,164
Marjorie Rodgers Cheshire	218	11,639	11,857	10,164	22,021
Douglas A. Dachille	100	1,228	1,328	189	1,517
Andrew T. Feldstein	128,508[1][2]	11,639	140,147	26,704	166,851
Richard J. Harshman	1,150[3]	8,788	9,938	2,134	12,072
Daniel R. Hesse	1,100	11,639	12,739	6,866	19,605
Renu Khator	100[3]	3,821	3,921	3,248	7,169
Linda R. Medler	—	10,070	10,070	1,108	11,178
Robert A. Niblock	6,063[2]	4,824	10,887	1,819	12,706
Martin Pfinsgraff	2,009[3]	10,070	12,079	—	12,079
Bryan S. Salesky	410	4,824	5,234	2,032	7,266
NEOs:					
William S. Demchak	555,365[2][4]	51,879	607,244	4,174	611,417
Robert Q. Reilly	175,988[3][4]	12,588	188,576	3,007	191,584
Mark Wiedman	20	—	20	—	20
Deborah Guild	27,311	8,630	35,941	—	35,941
Alexander E. C. Overstrom	17,960	6,985	24,945	—	24,945
E William Parsley, III[a]	180,561	18,468	199,029	—	199,029
10 remaining executive officers	126,405[3][4]	22,788	149,193	370	149,563
Directors, NEOs and other executive officers as a group (28 persons):	1,224,392	218,738	1,443,130	70,889	1,514,019

* Includes common stock units payable in shares of PNC common stock that were vested as of January 30, 2026, or may vest within 60 days thereafter. For non-employee directors, reflects DSUs that vest immediately upon grant but are not paid out in shares of PNC common stock until retirement or death. There were no options outstanding as of January 30, 2026.

** For non-employee directors, includes cash-payable common stock units credited to their accounts pursuant to deferrals made under the Directors Deferred Compensation Plan and predecessor plans and cash-payable common stock units granted under the Outside Directors Deferred Stock Unit Plan used for non-employee director equity-based grants prior to 2017. For executive officers, includes cash-payable common stock units credited under our DCP and SISP. These units are not considered beneficially owned under SEC rules.

*** At January 30, 2026, there were 403,512,812 shares of PNC common stock and 423 shares of preferred stock-Series B (convertible into 3,384 shares of PNC common stock) issued and outstanding. The number of shares of common stock beneficially owned by each individual is less than 1% of the outstanding shares of common stock; the total number of shares of common stock beneficially owned by the directors, NEOs and other executive officers as a group is approximately 0.4% of the class. If units payable in common stock vest or pay out within 60 days of January 30, 2026, those shares were added to the total number of shares issued and outstanding for purposes of determining these ownership percentages. As of January 30, 2026, the total number of shares of common stock beneficially owned plus cash-payable common stock units held by the group was approximately 0.4% of the class. No director or executive officer beneficially owns shares of PNC preferred stock.

(a) Based on Mr. Parsley's beneficial ownership information as of December 31, 2025.

(1) Includes shares owned by spouse.

(2) Includes shares held in a trust.

(3) Includes shares held jointly with spouse.

(4) Includes shares held in our 401(k) plan.

Security ownership of certain beneficial owners

The table below sets forth information regarding the entities that beneficially own more than 5% of our common stock, based on a review of Schedules 13D and 13G filed with the SEC as of February 14, 2026. The numbers included in the table below represent each entity's holdings as disclosed in the applicable Schedule 13G filed with the SEC and should be interpreted in light of the accompanying footnotes.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
The Vanguard Group **100 Vanguard Blvd.** **Malvern, PA 19355**	**37,000,468**[2]	**9.2%**
BlackRock, Inc. **50 Hudson Yards** **New York, NY 10001**	**29,236,060**[3]	**7.2%**

(1) Based on the equivalent of 403,516,196 shares of common stock outstanding in the aggregate as of January 30, 2026, including 423 shares of preferred stock–Series B convertible into 3,384 shares of common stock and 403,512,812 shares of common stock.

(2) According to the Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2024, The Vanguard Group reported beneficial ownership of 37,000,468 shares of our common stock as of December 31, 2023 in its capacity as an investment advisor. The Vanguard Group and the affiliated entities included in the Schedule 13G/A have reported (1) sole dispositive power with respect to 35,235,389 shares, (2) shared dispositive power with respect to 1,765,079 shares, (3) sole voting power with respect to 0 shares and (4) shared voting power with respect to 512,574 shares.

(3) According to the Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 26, 2024, BlackRock, Inc. and its subsidiaries reported beneficial ownership of 29,236,060 shares of our common stock as of December 31, 2023. BlackRock, Inc. reported (1) sole dispositive power with respect to 29,236,060 shares, (2) shared dispositive power with respect to 0 shares, (3) sole voting power with respect to 26,345,017 shares and (4) shared voting power with respect to 0 shares. BlackRock, Inc. is the beneficial owner of our common stock as a result of being a parent company or control person of the following subsidiaries, each of which holds less than 5% of the outstanding shares of our common stock: BlackRock (Luxembourg) S.A.; BlackRock (Netherlands) B.V.; BlackRock (Singapore) Limited; BlackRock Advisors (UK) Limited; BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management North Asia Limited; BlackRock Asset Management Schweiz AG; BlackRock Financial Management, Inc.; BlackRock Fund Advisors; BlackRock Fund Managers Ltd; BlackRock Institutional Trust Company, National Association; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Limited; BlackRock Investment Management, LLC; BlackRock Japan Co., Ltd.; BlackRock Life Limited; and Aperio Group, LLC.

Delinquent Section 16(a) reports

Under Section 16(a) of the Exchange Act, our directors and executive officers and any holders of more than 10% of PNC common stock are required to file reports with the SEC relating to their holdings of, and transactions in, PNC common stock. We assist our directors and executive officers in preparing and filing such reports on their behalf. Based on a review of the reports filed with the SEC and written representations made by our directors and executive officers, we believe they have timely filed all reports required under Section 16(a) for 2025, except for one Form 4 filed one day after the filing deadline on behalf of Deborah Guild, reporting her charitable donation of 87 shares.

General information

Voting your shares

We want our shareholders, as the owners of PNC, to consider the important matters before them and exercise their right to vote. The Board is asking for, or soliciting, proxies from our shareholders. This section describes the voting process and how proxy voting works.

Who can vote?

You are entitled to vote at PNC's 2026 annual meeting if you were a holder of shares of PNC common stock or PNC preferred stock–Series B as of the record date, January 30, 2026. At the close of business on that date, there were 403,512,812 shares of PNC common stock and 423 shares of PNC preferred stock–Series B outstanding, entitled to cast an aggregate of **403,516,196 votes**.

PNC common stock is PNC's sole authorized class of common stock. PNC has several series of preferred stock, but PNC preferred stock–Series B is the only series of PNC preferred stock that is entitled to vote at the 2026 annual meeting.

For information about the specific vote required to approve each of the proposals at our annual meeting, see "—How a proposal gets approved—What are my voting choices and what vote is required to approve each proposal?" below.

- **PNC common stock**

  Each share is entitled to one vote. We do not have "dual class" common stock (i.e., common shares with differing voting rights).

- **PNC preferred stock–Series B**

  Each share is convertible into 8 shares of PNC common stock. Under the terms of this preferred stock, each share is entitled to an equal number of votes. Accordingly, each preferred share is entitled to 8 votes per share. Because 423 shares of this preferred stock were outstanding as of the record date, holders of this preferred stock may cast up to 3,384 votes.

- Under PNC's governing documents, shares of PNC common stock and PNC preferred stock–Series B must vote as a single class at the 2026 annual meeting.

What is a proxy?

A proxy is your legal designation of another person, called a proxy holder, to vote the shares that you own. We encourage you to vote by proxy whether or not you plan to attend our 2026 annual meeting. By completing a proxy, you can tell us exactly how you want to vote your shares, and the PNC officers who are named as proxies on your proxy card or voting instruction form will vote your shares according to your instructions at the annual meeting. By instructing a proxy to carry out your wishes, you can ensure that your vote is counted.

Who is conducting this proxy solicitation?

The Board is soliciting proxies from all persons who were holders of PNC common stock or PNC preferred stock–Series B as of the close of business on the record date, January 30, 2026. Giving your proxy in advance of the annual meeting helps ensure that your vote is properly submitted and received on time and improves the efficiency of the annual meeting. We may solicit proxies using several methods, including by mail, telephone, email or other methods.

Who is paying the costs of this proxy solicitation?

PNC is paying the costs of this solicitation of proxies. PNC officers or employees may solicit proxies but will not receive any special compensation for doing so. We will ask brokerage houses, banks and other custodians of PNC stock to forward proxy materials to their clients who hold PNC stock, and we will pay for the expenses they incur to do so. In addition, we have retained Sodali & Co. LLC, 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902, a proxy soliciting firm, to assist us with the solicitation of proxies for the annual meeting for a fee of $15,000, plus reimbursement of reasonable out-of-pocket expenses.

What is the difference between a "shareholder of record" and a "street name" shareholder?

Shareholder of record:	If your PNC shares are registered directly in your name at Computershare, PNC's transfer agent and registrar, you are considered the "record owner" or "shareholder of record" with respect to those shares.
Street name shareholder:	If you hold PNC shares in an account at a bank, broker or other nominee, you are considered the beneficial owner of shares held "in street name" and not the "record owner" of those shares. In that case, you will have received these proxy materials, as well as a voting instruction form, from the institution where your account is maintained. As a street name shareholder, you have the right to instruct your bank, broker or other nominee as to how to vote the shares in your account. Most individual shareholders own PNC shares by this method.

How do I vote?

You can submit a proxy via internet, telephone or mail. Both shareholders of record and street name shareholders may vote prior to our annual meeting by transmitting their voting instructions by internet, telephone or mail. See below for an overview of these voting methods. If you are a street name shareholder, please contact your bank, broker or other nominee for complete instructions on how to cast your vote.

<u>Voting Methods</u>

Internet:	Go to www.proxyvote.com and follow the instructions. You will need information from your Notice of Internet Availability of Proxy Materials or proxy card, as applicable, to submit your proxy.	
Telephone:	**Shareholders of record** - Call +1 (800) 690-6903 **Street name shareholders** - Call +1 (800) 454-8683 (subject to availability)	**If voting by internet or telephone, your vote must be received by 11:59 p.m. ET on Tuesday, April 21, 2026.**
Mail:	If you have a printed copy of the proxy materials, you may vote by returning a completed, signed and dated proxy card or voting instruction form in the envelope provided. No postage is required if mailed in the U.S.	

You can attend and vote at the annual meeting. You may also vote electronically during the virtual annual meeting by accessing the annual meeting website at www.virtualshareholdermeeting.com/PNC2026.

For participants in PNC's 401(k) plan: If you are a participant in The PNC Financial Services Group, Inc. Incentive Savings Plan (referred to as the "ISP" or the "401(k) plan") with units in the PNC Stock Fund, you have the right to provide the 401(k) plan trustee with voting instructions for the equivalent shares of PNC common stock that are allocated to your PNC Stock Fund account. The 401(k) plan trustee will vote the shares that are held in the PNC Stock Fund as of the record date, January 30, 2026. Your voting instructions must be received by 11:59 p.m. Eastern Time on April 17, 2026, to allow the 401(k) plan trustee adequate time to process voting instructions. The 401(k) plan trustee will not vote uninstructed shares that are allocated to participants' accounts.

> **Special note for street name shareholders about brokers voting your shares and broker non-votes:**
>
> If you hold PNC shares in street name, your bank, broker or other nominee has discretionary authority to vote your shares with respect to proposals that are "routine items." This is permitted by NYSE rules, which define whether items are "routine" or "non-routine." **If a proposal is considered a non-routine item and you do not provide voting instructions to your bank, broker or other nominee, no vote will be cast on your behalf with respect to that proposal.**
>
> This is referred to as a "**broker non-vote**," and it will not be counted as a vote cast on the proposal. In some cases, street name holders may need to take additional actions to ensure that their shares are voted.
>
> We discuss whether the proposals to be acted upon at the annual meeting are "routine" or "non-routine" items below under "—How a proposal gets approved—What are my voting choices and what vote is required to approve each proposal?"

PNC is incorporated under the laws of Pennsylvania. Pennsylvania law allows proxies to be submitted by electronic transmission, including by telephone or over the internet, and permits a shareholder of record, such as a brokerage firm or bank, to communicate a vote by telephone or internet on behalf of a beneficial owner or street name shareholder.

May I change my vote?

If you change your mind after you give us your proxy to vote, you can amend or revoke your proxy in several ways, as outlined below. However, the right to revoke your proxy ends upon the closing of the polls at the 2026 annual meeting. If you have not properly revoked your proxy by that time, we will vote your shares in accordance with your most recent valid proxy.

If you are a **shareholder of record**, you may change your vote or revoke your proxy by doing any of the following:

- Vote again by internet or telephone before 11:59 p.m. Eastern Time on Tuesday, April 21, 2026.
- Vote again by mail by signing and mailing, on a timely basis, another proxy card with a later date.
- Mail written notice of revocation of your proxy to PNC's Corporate Secretary at 300 Fifth Avenue, Mail Stop: PT-PTWR-18-1, Pittsburgh, PA 15222.
- Attend the annual meeting at www.virtualshareholdermeeting.com/PNC2026 and vote again before the polls close.

If you are a **street name shareholder**, follow the instructions provided by your bank, broker or other nominee to revoke your voting instructions or otherwise change your vote.

If you are a **participant in the PNC Stock Fund of PNC's 401(k) plan**, you may change your vote at any time before 11:59 p.m. Eastern Time on April 17, 2026, by voting again by internet or telephone or by requesting another proxy card and voting again by mail.

How will my shares be voted if I do not give specific voting instructions?

If you are a **shareholder of record** and return your proxy card without specifying how you want to vote, the persons named as proxies on your proxy card will vote in accordance with the recommendations of the Board. In addition, the proxies may determine in their discretion how to vote your shares regarding any other matter properly presented for a vote at our annual meeting. In the event a nominated director becomes unable to serve as a director, proxies will be voted for the election of such other person as the Board may designate as a nominee, unless the Board chooses to reduce the number of directors authorized to serve on the Board.

If you are a **street name shareholder** and do not provide voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may vote your shares on any proposal that is classified as "routine" by the NYSE. However, your bank, broker or other nominee is not permitted to vote your shares on any proposal classified as "non-routine" unless you provide instructions. See "—Voting your shares—How do I vote?" above for more information.

If you are a **participant in the PNC Stock Fund of PNC's 401(k) plan** and do not provide voting instructions to the 401(k) plan trustee with respect to the PNC shares allocated to your account, those shares will not be voted on any proposal at our annual meeting.

Will my vote be confidential?

The Board has adopted a confidential voting policy. With the exceptions described below, this policy states that all proxies, ballots, voting instructions from employee benefit plan participants and voting tabulations that identify the vote of a particular shareholder or benefit plan participant be kept permanently confidential and not be disclosed. We keep votes confidential and do not disclose them to our directors, officers or employees except (1) as necessary to meet legal requirements or to pursue or defend legal actions; (2) to allow the Judge of Election to certify the voting results; (3) when expressly requested by a shareholder or benefit plan participant; or (4) if there is a contested proxy solicitation.

Broadridge Financial Solutions, Inc., our vote tabulator and Judge of Election for the annual meeting, confirmed that its procedures will be consistent with this policy.

How a proposal gets approved

What is a quorum and why is it needed for the annual meeting?

Under Pennsylvania law, we must have a quorum present at the annual meeting before we can consider any proposals. A "quorum" refers to the minimum number of shares that must be present at the meeting. To have a quorum for the 2026 annual meeting, we need the presence of PNC shareholders or their proxies who are entitled to cast at least a majority of the votes that all shareholders are entitled to cast.

In determining if a quorum exists, we count the number of shares represented by shareholders who attend the annual meeting and the number of shares represented by proxies. If you return a proxy, whether you vote for or against a proposal, abstain from voting or only sign and date your proxy card, your shares will be counted as present for purposes of determining if a quorum exists.

Based on the number of shares of PNC common stock and PNC preferred stock–Series B outstanding as of the close of business on the record date, January 30, 2026, and the common stock conversion rate applicable to the PNC preferred stock—Series B, the presence of shareholders entitled to cast at least 201,758,099 votes at the 2026 annual meeting (attending virtually or represented by proxy) will constitute a quorum. See "—Voting your shares—Who can vote?" above for more information about the PNC equity securities entitled to vote at the annual meeting.

What are my voting choices and what vote is required to approve each proposal?

You may cast a vote **FOR** or **AGAINST,** or you may **ABSTAIN** with respect to each of the proposals described in this proxy statement.

- **FOR** – Select the "FOR" option on your proxy card or voting instruction form.

- **AGAINST** – Select the "AGAINST" option on your proxy card or voting instruction form.

- **ABSTAIN** – You may abstain from voting on a proposal by selecting the "ABSTAIN" option on your proxy card or voting instruction form. Under the laws of Pennsylvania, PNC's state of incorporation, abstentions are treated as a failure to vote and do not count as "votes cast."

- **BROKER NON-VOTES** – "Broker non-votes" occur when a street name shareholder fails to give voting instructions to their bank, broker or other nominee and the proposal to be voted on is classified as "non-routine" by the NYSE. Brokers, banks and other similar institutions are not permitted under NYSE rules to vote these uninstructed shares on non-routine proposals, resulting in broker non-votes. All proposals described in this proxy statement are non-routine proposals, except for Item 2—Ratification of independent registered public accounting firm for 2026, which is the only routine proposal. For more information about broker non-votes, see "—Voting your shares—How do I vote?" above.

The table below provides a summary of the vote that is required to elect our nominated directors and approve each proposal, and the effect of abstentions and broker non-votes in each case. "**Majority of the votes cast**" means that the matter being presented will be approved if the number of FOR votes exceeds 50% of the total number of FOR and AGAINST votes.

Proposal	Voting Choices	Vote Required to Approve	Routine/ Non-routine	Abstentions and Broker Non-Votes
1 Election of directors* The Board recommends: VOTE FOR each nominee	Each nominee: • FOR • AGAINST • ABSTAIN	Majority of the votes cast	Non-routine	For each nominee, abstentions and broker non-votes will not affect vote results.
2 Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as PNC's independent registered public accounting firm for 2026 The Board recommends: VOTE FOR Proposal 2	• FOR • AGAINST • ABSTAIN	Majority of the votes cast	Routine	Abstentions and broker non-votes (if any) will not affect vote results.
3 Advisory vote to approve named executive officer compensation** The Board recommends: VOTE FOR Proposal 3	• FOR • AGAINST • ABSTAIN	Majority of the votes cast	Non-routine	Abstentions and broker non-votes will not affect vote results.
4 Approval of The PNC Financial Services Group, Inc. 2026 Omnibus Equity Incentive Plan The Board recommends: VOTE FOR Proposal 4	• FOR • AGAINST • ABSTAIN	Majority of the votes cast	Non-routine	Abstentions and broker non-votes will not affect vote results.

*   For more information about the voting standard in elections of PNC directors and the consequences of failure to obtain a majority vote, see "Item 1 – Election of directors—Majority vote standard" in this proxy statement.

**   This is an advisory vote. As an advisory vote, the voting results will not bind PNC, the Board or the HR Committee. However, the Board and the HR Committee value the opinions of shareholders and will carefully consider the results when making future compensation decisions. For more information, see "Item 3 – Advisory vote to approve named executive officer compensation" in this proxy statement.

Participating in the annual meeting

Who can attend the annual meeting?

You are invited to virtually attend PNC's 2026 annual meeting of shareholders if you held any shares of PNC common stock or PNC preferred stock–Series B as of the close of business on the record date, January 30, 2026.

Where and when will the annual meeting be held?

PNC's 2026 annual meeting of shareholders will be a virtual-only meeting held via webcast.

Date & Time

▪ Wednesday, April 22, 2026, at 11:00 a.m. Eastern Time

Location

▪ Accessible at www.virtualshareholdermeeting.com/PNC2026

The annual meeting will begin promptly at 11:00 a.m. Eastern Time. We encourage you to access the virtual meeting website prior to the start time. The virtual meeting website will be accessible beginning at 10:30 a.m. Eastern Time on the meeting date.

Will I need log-in credentials to access proxyvote.com or participate in the virtual annual meeting?

To vote your shares through proxyvote.com and to participate in the virtual annual meeting, you will need the unique control number that appears on the Notice of Internet Availability of Proxy Materials, the proxy card (printed in the box and marked by the arrow) or the instructions that accompanied your proxy materials, as applicable. If you are a street name shareholder, instructions should be included on the voting instruction form provided by your broker, bank or other nominee. If you do not have your control number, you will be able to join the meeting as a guest; however, you will not be able to vote or submit questions during the meeting.

Can I vote and ask questions at the annual meeting?

You may vote your shares and will have the opportunity to submit questions during the annual meeting if you join the meeting using your unique control number you received with your proxy materials. Questions may be submitted prior to the annual meeting at www.proxyvote.com or you may submit questions in real time during the meeting using the annual meeting website at www.virtualshareholdermeeting.com/PNC2026. We are committed to acknowledging each relevant question we receive, subject to the guidelines described in this section and in the Regulations for Conduct.

We want to ensure that all shareholders are afforded the same rights and opportunities to participate as they would have at an in-person meeting, including the ability to vote shares electronically and submit questions during the meeting, as well as having access to the Board and our management. All members of the Board and all executive officers are expected to join the annual meeting and be available for questions.

For information about how the annual meeting will be conducted, please review the **Regulations for Conduct** attached to this proxy statement as Annex C. The Regulations for Conduct also will be available on the annual meeting website at www.virtualshareholdermeeting.com/PNC2026.

How we handle questions for the annual meeting:

- Questions submitted in accordance with the Regulations for Conduct generally will be addressed as time permits.
- Each shareholder is limited to one question in order to allow us to answer questions from as many shareholders as possible.
- Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.
- Questions regarding personal matters and questions regarding general economic, political or product matters that are not directly related to the business of PNC will not be answered.
- If there are matters of individual concern to a shareholder and not of general concern to all shareholders, or if a question posed was not otherwise answered, shareholders may contact Investor Relations separately after the annual meeting. Contact details, as well as other helpful information, can be found in the shareholder services section of our website at www.pnc.com/shareholderservices.

Will assistance be available if I have technical issues with the virtual meeting website?

If you encounter any technical difficulties when accessing or using the virtual meeting website, please call the technical support number that will be posted on the virtual meeting website login page. The virtual meeting website is supported on browsers and devices running the most updated version of applicable software and plugins. Technical support will be available beginning approximately 30 minutes before the start of the annual meeting through its conclusion.

About our proxy materials

How does PNC provide proxy materials to its shareholders?

We made our proxy materials accessible to shareholders beginning on March 11, 2026. You may view our proxy materials on our website at www.pnc.com/annualmeeting. Our proxy materials consist of the following:

- Our notice of the 2026 annual meeting of shareholders;
- Our proxy statement; and
- Our 2025 annual report.

Under SEC rules relating to proxy solicitations, we may furnish proxy materials to our shareholders by providing internet access to those materials instead of mailing a printed copy to each shareholder. Consistent with these rules, we notify shareholders when our proxy materials are available by sending them a Notice of Internet Availability of Proxy Materials, which also provides instructions on how to access our proxy materials and vote online or, if preferred, request a paper copy of the proxy materials and a proxy card or voting instruction form. We believe this "notice and access" method expedites the delivery of our proxy materials to shareholders and offers a convenient way for shareholders to review our information. It also helps us reduce printing and mailing costs and lessen our environmental impact.

Note that internet addresses throughout this document are included as inactive textual references only and the content of those websites is not incorporated in this document by reference or otherwise made a part hereof.

Can I request a different method of delivery or access for PNC's proxy materials?

Upon request, we will provide email or paper copies of proxy materials to shareholders for the current annual meeting or for future meetings. Please direct your request to Broadridge Financial Solutions, Inc. at the address or phone number provided below.

If you are a street name shareholder, we generally cannot email or mail our materials to you directly. Your broker, bank or other nominee must provide you with the Notice of Internet Availability of Proxy Materials or the proxy statement and a voting instruction form, and your broker, bank or other nominee must also explain the voting process to you.

What if more than one member of my household owns PNC shares?

If two or more PNC shareholders live in your household, or you maintain more than one shareholder account on the books of Computershare, our transfer agent and registrar, you may have received more than one set of our proxy materials.

In order to reduce duplicate packages and lower expenses, we rely on SEC regulations that allow delivery of one set of proxy materials to multiple shareholders sharing the same address and the same last name, if this type of delivery has been consented to as provided by these rules. This is referred to as "householding" of the proxy materials. Even if you consent to householding, we will deliver a separate proxy card or Notice of Internet Availability of Proxy Materials for each account. Householding will not affect your right or ability to vote.

PNC's householding process does not include accounts that you maintain at a brokerage firm or bank (i.e., as a street name shareholder). If you are a shareholder of record and would like to opt out of householding in the future, or would like to receive a separate copy of the proxy materials, please contact Broadridge Financial Solutions, Inc. at the address or phone number below:

Broadridge Financial Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717
(866) 540-7095

You may also receive more than one set of our proxy materials if you have more than one brokerage account. Some brokerage firms and banks offer householding. Please contact your broker or bank directly if you are interested.

Shareholder proposals for the 2027 annual meeting

Shareholders may present a proposal or make a director nomination at PNC's 2027 annual meeting of shareholders by following the procedures outlined in our Bylaws and/or SEC rules, as applicable. An overview of those requirements is also provided below.

SEC Rule 14a-8. If you are a shareholder who would like us to include your proposal in the notice of our 2027 annual meeting of shareholders and related proxy materials, you must comply with SEC Rule 14a-8, including with respect to submission of your proposal by the applicable deadline. Our Corporate Secretary must receive your proposal in writing at our principal executive offices no later than November 11, 2026. If your proposal is not received by the deadline or you do not otherwise comply with SEC Rule 14a-8, we will not consider your proposal for inclusion in next year's proxy materials.

Advance notice procedures. Under our Bylaws, shareholders may nominate an individual for election to the Board or propose other business to be brought directly at an annual meeting of shareholders by giving advance notice to PNC. To be eligible to do so, a shareholder must be a shareholder of record as of the date the notice is delivered to PNC and at the time of the annual meeting, must be entitled to vote at the annual meeting and must comply with the notice and other applicable procedures set forth in our Bylaws.

A shareholder's notice of a nomination or other business must be in writing and contain the information specified in our Bylaws and must be timely delivered. To be timely, a shareholder's written notice related to our 2027 annual meeting of shareholders must be delivered to the Corporate Secretary at our principal executive offices not earlier than December 23, 2026 (the 120th day prior to the first anniversary of this year's annual meeting) and not later than January 22, 2027 (the 90th day prior to the first anniversary of this year's annual meeting). Shareholders who intend to solicit proxies in support of director nominees other than the Board's nominees under SEC Rule 14a-19 must comply with the applicable provisions of our Bylaws, including by providing the notice required under SEC Rule 14a-19 by January 22, 2027, as well as complying with the additional requirements of SEC Rule 14a-19, including SEC Rule 14a-19(b).

These advance notice procedures are separate from the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in our proxy materials pursuant to SEC Rule 14a-8 referred to above, and from the procedures you must follow to submit a director nominee for consideration by the N&G Committee for recommendation to the Board for election as described under "Item 1 – Election of directors—Director nomination process—Candidate identification" in this proxy statement.

Proxy access procedures. Our Bylaws permit a shareholder, or a group of up to 20 shareholders, who has continuously for at least three years owned at least 3% of the outstanding shares entitled to vote in the election of directors, to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two directors or 20% of the number of directors serving on the Board on the last day on which notice of a nomination may be delivered (known generally as "proxy access").

The proxy access notice must be in writing and contain the information specified in our Bylaws for a proxy access nomination and must be delivered on a timely basis. To be timely, a proxy access notice regarding a nomination for our 2027 annual meeting of shareholders must be delivered to the Corporate Secretary at our principal executive offices not earlier than October 12, 2026 (the 150th day prior to the first anniversary of the filing date of the definitive proxy statement for this year's annual meeting) and not later than November 11, 2026 (the 120th day prior to the first anniversary of the filing date of the definitive proxy statement for this year's annual meeting).

These proxy access procedures are separate from the advance notice procedures referred to above, from the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in our proxy materials pursuant to SEC Rule 14a-8 referred to above, and from the procedures you must follow to submit a director nominee for consideration by the N&G Committee for recommendation to the Board for election as described under "Item 1 – Election of directors—Director nomination process—Candidate identification" in this proxy statement.

General. The proxies we appoint for the 2027 annual meeting of shareholders may exercise their discretionary authority to vote on any shareholder proposal timely received and presented at the meeting. Our proxy statement for the 2027 annual meeting must advise shareholders of any such proposal and how our proxies intend to vote. A shareholder may mail a separate proxy statement to our shareholders and satisfy certain other requirements to remove discretionary voting authority from our proxies.

SHAREHOLDER PROPOSALS FOR THE 2027 ANNUAL MEETING

The chairperson or other officer presiding at the annual meeting has the sole authority to determine whether any nomination or other business proposed to be brought before the annual meeting was made or proposed in accordance with our Bylaws, and to declare that a defective proposal or nomination be disregarded.

Please direct any notices or questions about the requirements discussed in this section to our Corporate Secretary, The PNC Financial Services Group, Inc., 300 Fifth Avenue, Pittsburgh, PA 15222-2401, or corporate.secretary@pnc.com.

Other matters

The Board does not know of any other business to be presented at the annual meeting. If any other business should properly come before the meeting, or if there is any meeting adjournment, proxies will be voted in accordance with the best judgment of the persons named in the proxies.

March 11, 2026

By Order of the Board of Directors,

Laura Gleason
Corporate Secretary

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Annex A – Non-GAAP to GAAP reconciliations

We provide information below to reconcile to GAAP those financial metrics used by the Human Resources Committee ("HRC") that are either non-GAAP financial metrics or reflect adjustments approved by the HRC. Non-GAAP financial measures marked with an asterisk below include HRC-approved adjustments.

Return on Equity

Dollars in millions	Year ended December 31,		2025 results vs. 2024 results
	2025	2024	
Net income	$ 6,997	$ 5,953	
HRC-approved provision adjustments[a]	28	(199)	
Net income, as adjusted (non-GAAP)	$ 7,025	$ 5,754	
FDIC special assessment adjustment[b]	—	88	
Net income, as adjusted (excluding FDIC special assessment) (non-GAAP)	$ 7,025	$ 5,842	
Average total equity	$57,104	$52,611	
Return on equity (ROE)	12.25%	11.32%	8.22%
ROE* (non-GAAP)[c]	12.30%	10.94%	12.43%
ROE (excluding FDIC special assessment)* (non-GAAP)[d]	12.30%	11.10%	10.81%

(a) The HRC-approved provision adjustment reflects the difference between provision for credit losses and net charge-offs incurred during the full year. 2025 reflects a $35 million pre-tax impact, or $28 million after-tax impact. 2024 reflects a ($252) million pre-tax impact, or ($199) million after-tax impact.

(b) The FDIC special assessment adjustment is related to the closures of Silicon Valley Bank and Signature Bank and represented $112 million pre-tax or $88 million after-tax in 2024.

(c) ROE* represents net income, as adjusted, divided by average total equity.

(d) ROE (excluding FDIC special assessment)* represents net income, as adjusted (excluding FDIC special assessment), divided by average total equity.

Diluted Earnings per Common Share

	Year ended December 31,		2025 results vs. 2024 results
	2025	2024	
Diluted earnings per common share (EPS)	$16.59	$13.74	20.74%
HRC-approved provision adjustments[a]	0.07	(0.50)	
Diluted EPS* (non-GAAP)[b]	$16.66	$13.24	25.83%
FDIC special assessment adjustment[c]	—	0.22	
Diluted EPS (excluding FDIC special assessment)* (non-GAAP)[d]	$16.66	$13.46	23.77%

(a) The HRC-approved provision adjustment reflects the difference between provision for credit losses and net charge-offs incurred during the full year. 2025 reflects a $35 million pre-tax impact, or $28 million after-tax impact. 2024 reflects a ($252) million pre-tax impact, or ($199) million after-tax impact.

(b) Diluted EPS* reflects approved HRC adjustments.

(c) The FDIC special assessment adjustment is related to the closures of Silicon Valley Bank and Signature Bank and represented $112 million pre-tax or $88 million after-tax in 2024.

(d) Diluted EPS (excluding FDIC special assessment)* represents diluted EPS* adjusted to exclude costs related to the FDIC special assessment.

Tangible Book Value per Common Share

Dollars in millions, except per share data	Year ended December 31, 2025	Year ended December 31, 2024	12/31/2025 vs. 12/31/2024
Book value per common share	$ 140.44	$ 122.94	14%
Tangible book value per common share			
Common shareholders' equity	$ 54,828	$ 48,676	
Goodwill and other intangible assets	(11,138)	(11,171)	
Deferred tax liabilities on goodwill and other intangible assets	237	241	
Tangible common shareholders' equity	$ 43,927	$ 37,746	
Period-end common shares outstanding (in millions)	390	396	
Tangible book value per common share (non-GAAP)[a]	$ 112.51	$ 95.33	18%

(a) Tangible book value per common share is a non-GAAP measure and is calculated based on tangible common shareholders' equity divided by period-end common shares outstanding. We believe this non-GAAP measure serves as a useful tool to help evaluate the strength and discipline of a company's capital management strategies and as an additional, conservative measure of total company value.

Pretax, Pre-Provision Net Revenue

Dollars in millions	Year ended December 31, 2025	Year ended December 31, 2024
Total Revenue	$23,099	$21,555
Total noninterest expense	13,834	13,524
Pretax, Pre-Provision Net Revenue (non-GAAP)[a]	$ 9,265	$ 8,031

(a) We believe that pretax, pre-provision net revenue is a useful tool to help evaluate the ability to provide for credit costs through operations and provides an additional basis to compare results between periods by isolating the impact of provision for credit losses, which can vary significantly between periods.

Return on Assets

Dollars in millions	Year ended December 31, 2025	Year ended December 31, 2024	2025 results vs. 2024 results
Net income	$ 6,997	$ 5,953	
HRC-approved provision adjustments[a]	28	(199)	
Net income, as adjusted (non-GAAP)	$ 7,025	$ 5,754	
Average Assets	$566,468	$564,883	
Return on Assets (ROA)	1.24%	1.05%	18.10%
ROA* (non-GAAP)[b]	1.24%	1.02%	21.57%

(a) The HRC-approved provision adjustment reflects the difference between provision for credit losses and net charge-offs incurred during the full year. 2025 reflects a $35 million pre-tax impact, or $28 million after-tax impact. 2024 reflects a ($252) million pre-tax impact, or ($199) million after-tax impact.

(b) ROA* represents net income, as adjusted, divided by average assets.

Risk-Adjusted Efficiency Ratio

Dollars in millions	Year ended December 31,		2025 results vs. 2024 results
	2025	2024	
Revenue	$23,099	$21,555	
Noninterest expense	$13,834	$13,524	
HRC-approved risk adjustments[a]	744	1,041	
Noninterest expense, as adjusted (non-GAAP)	$14,578	$14,565	
FDIC special assessment adjustment[b]	—	(112)	
Noninterest expense, as adjusted (excluding FDIC special assessment) (non-GAAP)	$14,578	$14,453	
Efficiency ratio	60.0%	62.7%	(4.5)%
Risk-adjusted efficiency ratio* (non-GAAP)[c]	63.1%	67.6%	(6.6)%
Risk-adjusted efficiency ratio (excluding FDIC special assessment)* (non-GAAP)[d]	63.1%	67.1%	(5.9)%

(a) HRC-approved risk adjustments represent net charge-offs incurred during the year.

(b) The FDIC special assessment adjustment is related to the closures of Silicon Valley Bank and Signature Bank and represented $112 million pre-tax in 2024.

(c) Risk-adjusted efficiency ratio* represents noninterest expense, as adjusted, divided by revenue.

(d) Risk-adjusted efficiency ratio (excluding FDIC special assessment)* represents noninterest expense, as adjusted (excluding FDIC special assessment), divided by revenue.

Annex B – The PNC Financial Services Group, Inc. 2026 Omnibus Equity Incentive Plan

THE PNC FINANCIAL SERVICES GROUP, INC.
2026 Omnibus Equity Incentive Plan

1. DEFINITIONS.

As used in this Plan and/or an Agreement, the following terms shall have the meanings set forth below.

1.1 "10% Shareholder" means an employee or officer of PNC who, as of the date on which an Incentive Stock Option is granted to such employee or officer, owns more than 10% of the total combined voting power of all classes of Common Stock then issued by the Corporation or any of its Subsidiaries.

1.2 "Agreement" means a written agreement between the Corporation and the Grantee, including all amendments thereto, evidencing a grant of an Award under the Plan and setting forth the terms and conditions of an Award.

1.3 "Approval Date" means March 5, 2026, the date this Plan was approved by the Board.

1.4 "Award" means an Option, Share Award, Restricted Share, Share Unit, Share Appreciation Right, Restricted Share Unit, Performance Award, Other Share-Based Award or Cash-Denominated Award.

1.5 "Base Price" means the grant price of a Share Appreciation Right as determined by the Committee on or before the Grant Date, which price shall not be less than the Fair Market Value of a Share on the Grant Date.

1.6 "Board" means the Board of Directors of the Corporation.

1.7 "Cash-Denominated Award" means an Award denominated in cash rather than in Shares, pursuant to Article 12, regardless of whether such Award is to be settled in cash or Shares.

1.8 "Cause" means (a) in respect of a Grantee that is, as of the Grant Date, party to an employment, consulting, change in control, severance or similar agreement, including the Agreement, between such Grantee and PNC that defines "cause" (or such similar term), "cause" (or such similar term) as defined in such agreement, or (b) in respect of a Grantee that, as of the Grant Date, is not party to an employment, consulting, change in control, severance or similar written agreement between such Grantee and PNC (or where there is such an agreement but it does not define "cause" or such similar term), Cause means, as determined in good faith by the CHRO (or, if Grantee is an "officer" of the Corporation, as defined in Section 16 of the Exchange Act, the Board or the Board's Human Resources Committee):

(i) the willful and continued failure of Grantee to substantially perform Grantee's duties with PNC (other than any such failure resulting from incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to Grantee by PNC that specifically identifies the manner in which it is believed that Grantee has not substantially performed Grantee's duties;

(ii) a material breach by Grantee of (a) any code of conduct of PNC or any code of conduct of a Subsidiary that is applicable to Grantee or (b) other written policy of PNC or other written policy of a Subsidiary that is applicable to Grantee, in either case as required by law or established to maintain compliance with applicable law;

(iii) any act of fraud, misappropriation, material dishonesty, or embezzlement by Grantee against PNC or any of its Subsidiaries or any client or customer of PNC or any of its Subsidiaries;

(iv) any conviction (including a plea of guilty or of nolo contendere) of Grantee for, or entry by Grantee into a pre-trial disposition with respect to, the commission of a felony; or

(v) entry of any order against Grantee, by any governmental body having regulatory authority with respect to the business of PNC or any of its Subsidiaries, that relates to or arises out of Grantee's employment or other service relationship with PNC.

Furthermore, a Grantee shall be considered to have terminated for Cause if the Grantee terminates for any reason and the CHRO or such other applicable party with authority later determines that such termination or resignation occurred under circumstances where Cause existed.

1.9   "CEO" means the chief executive officer of the Corporation.

1.10   "Chair" means the chairperson of the Board's Human Resources Committee (or any successor position).

1.11   "Change of Control" means:

(i)   Any Person becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either (x) the then-outstanding shares of Common Stock (the "Outstanding PNC Common Stock") or (y) the combined voting power of the then-outstanding voting securities of the Corporation entitled to vote generally in the election of directors (the "Outstanding PNC Voting Securities"). The following acquisitions will not constitute a Change of Control for purposes of this definition: (1) any acquisition directly from the Corporation, (2) any acquisition by the Corporation, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any company controlled by, controlling or under common control with the Corporation (an "Affiliated Company"), (4) any acquisition pursuant to an Excluded Combination (as defined below) or (5) an acquisition of beneficial ownership representing between 30% and 50%, inclusive, of the Outstanding PNC Voting Securities or Outstanding PNC Common Stock if the Incumbent Board (as defined below) as of immediately prior to any such acquisition approves such acquisition either prior to or immediately after its occurrence;

(ii)   Individuals who, as of the Grant Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board (excluding any Board seat that is vacant or otherwise unoccupied). For purposes of this definition, any individual becoming a director subsequent to the Grant Date whose election, or nomination for election by the shareholders of the Corporation, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii)   Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Corporation or any of its Subsidiaries, a sale or other disposition of all or substantially all of the assets of the Corporation, or the acquisition of assets or stock of another entity by the Corporation or any of its Subsidiaries (each, a "Business Combination"). A transaction otherwise meeting the definition of Business Combination will not be treated as a Change of Control if following completion of the transaction all or substantially all of the beneficial owners of the Outstanding PNC Common Stock and the Outstanding PNC Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of Common Stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Corporation or all or substantially all of the Corporation's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding PNC Common Stock and the Outstanding PNC Voting Securities, as the case may be (such a Business Combination, an "Excluded Combination"); or

(iv)   Consummation of a complete liquidation or dissolution of the Corporation.

The Committee may determine, as it deems appropriate, to modify the definition of Change of Control in an Agreement for a particular Award. The Committee may modify the definition of Change of Control for a particular Award as the Committee deems appropriate to comply with Section 409A. Notwithstanding the foregoing, if an Award constitutes deferred compensation subject to Section 409A and the Award provides for payment upon a Change of Control, then, for purposes of such payment provisions, no Change of Control shall be deemed to have occurred upon an event described in clauses (i)–(iv) above unless the event would also constitute a change in ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Corporation under Section 409A.

1.12   "CHRO" means the chief human resources officer of the Corporation or, such similar role, including the head of human resources, talent or personnel of the Corporation.

1.13   "Clawback Policy" means any applicable clawback policies approved by the Board or Committee, as in effect from time to time (including, without limitation, a clawback policy required to be implemented by an applicable stock exchange), whether approved before or after the date of grant of an Award.

1.14   "Committee" means (i) in the case of Employee Awards, the Board's Human Resources Committee, any successor committee, or such other committee or designee appointed by the Board or the Human Resources Committee to manage Employee Awards generally or specific individual or groups of Employee Awards, and (ii) in the case of Awards made to Directors, the Board's Nominating and Governance Committee or any successor committee, unless otherwise determined by the Board. Except where the context otherwise requires, references in the Plan to the "Committee" also shall be deemed to refer to the Chair and to any delegate of the Committee while acting within the scope of such delegation.

1.15   "Common Stock" means the common stock, par value $5.00 per share, of the Corporation.

1.16   "Corporation" means The PNC Financial Services Group, Inc., or any successor corporation.

1.17   "Director" means any member of the Board who is not also an employee of PNC.

1.18   "Disabled" or "Disability" means, except as otherwise defined in an Agreement, a medically determinable physical condition of such severity and probable prolonged duration as to entitle a Participant to receive disability payments under a long-term disability income plan maintained by the Corporation or Subsidiary with respect to that Participant, or in the case where there is no applicable plan, "disability" as defined in Section 22(e)(3) of the Internal Revenue Code (or any successor Section). Notwithstanding the foregoing, if an Award constitutes deferred compensation subject to Section 409A and the Award provides for payment upon a Disability, then, for purposes of such payment provisions, no Disability shall be deemed to have occurred upon an event described above unless the event would also constitute a disability under Section 409A. The definition of Disability contained in this Plan shall have no impact or effect on any determination regarding disability made under any other employee benefit plan of the Corporation or a Subsidiary.

1.19   "Dividend Equivalent" means a right granted to an Eligible Person to receive the equivalent value (in cash or Shares) of dividends paid on Common Stock.

1.20   "Effective Date" means the date this Plan is approved by the Corporation's shareholders following the Approval Date.

1.21   "Eligible Person" means an employee or officer of PNC, a Director, or a consultant, independent contractor or other service provider providing services to PNC, selected by the Committee as eligible to receive an Award under the Plan.

1.22   "Employee Awards" means Awards made to Eligible Persons other than Directors.

1.23   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.24   "Fair Market Value" means, as of any given date, (i) the reported closing price on the New York Stock Exchange (or such successor reporting system as the Corporation may select) for a share of Common Stock on such date, or, if no Common Stock trades have been reported on such exchange for that day, such closing price on the immediately preceding day for which there were reported trades or, if the Committee has so acted, (ii) fair market value as determined using such other reasonable method adopted by the Committee in good faith for such purpose that uses actual transactions in Common Stock as reported by a national securities exchange or the Nasdaq National Market, provided that such method is consistently applied. When determining Fair Market Value for an Award under the Plan held by a Grantee, the Fair Market Value shall be rounded to the nearest cent (provided that such rounding is in compliance with the fair market value pricing rules set forth in Section 409A). Notwithstanding the foregoing, in the case of a broker-assisted exercise of an Option, the Fair Market Value shall be the actual sale price of the Shares issued upon exercise of the Option, as described under Section 3.11(iv).

1.25   "GAAP" or "U.S. generally accepted accounting principles" means accounting principles generally accepted in the United States of America.

1.26   "Grant Date" means the date on which such Award is approved by the Board or the Committee, or such later date specified by the Board or the Committee in authorizing the Award.

1.27   "Grantee" means a person who was an Eligible Person at the time of grant and has been granted an Award under the Plan that remains outstanding, including a person who is no longer an Eligible Person.

1.28   "Incentive Stock Option" means a right to purchase Shares from the Corporation granted pursuant to Article 6 and that qualifies as an incentive stock option under Section 422 of the Internal Revenue Code.

1.29   "Individual Limit" means the annual per individual limits relating to Awards, as set forth in Section 5.2.

1.30   "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

1.31   "Non-Exempt Employees" means employees whose minimum wages and maximum hours are subject to the requirements imposed under sections 206 and 207 of the Fair Labor Standards Act of 1938, as amended ("FLSA"), and who are not exempted from such requirements under section 213 of the FLSA.

1.32   "Nonstatutory Stock Option" means a right to purchase Shares from the Corporation that is granted pursuant to Article 6 and that is not an Incentive Stock Option.

1.33   "Option" means an Incentive Stock Option or Nonstatutory Stock Option granted pursuant to Article 6.

1.34   "Option Period" means the period during which an Option may be exercised.

1.35   "Option Price" means the price per share of Common Stock at which an Option may be exercised.

1.36   "Other Share-Based Award" means an Award granted pursuant to Article 11.

1.37   "Performance Award" shall mean any Award of Performance Shares or Performance Units granted pursuant to Article 10.

1.38   "Performance Criteria" means the business or financial performance metrics selected by the Committee to measure the level of performance of PNC during a performance period, which may include, but are not limited to, one or more of the following criteria: (a) earnings measures (including earnings per share, net income, net interest income, non-interest income) or earnings growth measures; (b) revenue; (c) cash flow; (d) market or market-related measures (including stock price, dividends or dividend yield, total shareholder return, market to book value, price / earnings ratio); (e) improvement or maintenance of financial or credit ratings; (f) return or use of capital measures (including return on assets, equity or investment); (g) other capital or liquidity measures or objectives (including measures or objectives related to economic capital, cost of capital); (h) other measures of operating or profitability margin or performance (including net interest margin, operating or profit margin, productivity ratios); (i) risk adjusted profitability measures; (j) regulatory compliance (including Tier 1 capital ratios or Basel III objectives); (k) internal or external regulatory capital, liquidity, risk or other regulatory-related requirements, expectations, goals or objectives; (1) satisfactory internal or external audits; (m) achievement of balance sheet, income statement, or other financial objectives (including objectives related to capital management, assets, loans, charge-offs, allowance for loan and lease losses, other reserves, reduction of nonperforming assets, asset quality levels, investments, deposits, deposit mix, interest sensitivity gap levels); (n) expense measures (including objectives related to expense management, operating efficiencies, efficiency ratios, non-interest expense); (o) on or off-balance sheet portfolio objectives (including those related to servicing portfolios, securitizations, assets under administration or management, loan originations or sales); (p) achievement of asset quality objectives; (q) achievement of credit quality objectives; (r) achievement of risk management objectives; (s) achievement of strategic objectives or goals (including workforce objectives or goals); (t) technology or innovation goals or objectives; (u) consummation of acquisitions, dispositions, projects or other specific events or transactions; (v) acquisition integration or disposition management goals or objectives; (w) product, customer or market-related objectives (including sales, product revenues, revenue mix, product growth, customer growth, number or type of customer relationships, customer satisfaction, cross-selling goals, associate satisfaction, market share, branding); (x) and any other objective goals established by the Committee. Where more specific metrics are listed within categories herein, they are intended to be illustrative and are not to be construed as limitations on the more general metrics. Performance Criteria applicable to an Award shall be determined by the Committee, and may be established on an absolute or relative basis and may be established on a corporatewide basis or with respect to one or more business units, divisions, subsidiaries, or business segments. Relative performance may be measured against a group of peer companies, a financial market index or other objective and quantifiable indices.

1.39   "Performance Period" means the period or periods, which may be of overlapping durations, during which each Performance Criteria of a Performance Award shall be measured, as specified in the Agreement relating thereto.

1.40   "Performance Share" means any grant pursuant to Article 10 of a unit valued by reference to a designated number of Shares, which value may be paid to the Grantee by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

1.41   "Performance Unit" means any grant pursuant to Article 10 of a unit valued by reference to a designated amount of cash or other property (other than Shares), which value may be paid to the Grantee by delivery of such property as the Committee shall determine, including cash, Shares or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

1.42   "Person" means any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act.

1.43   "Plan" means The PNC Financial Services Group, Inc. 2026 Omnibus Equity Incentive Plan, which is the Plan set forth in this document, as amended from time to time.

1.44   "PNC" means the Corporation and its Subsidiaries.

1.45   "Prior Plan" means The PNC Financial Services Group, Inc. 2016 Omnibus Equity Incentive Plan, as amended from time to time.

1.46   "Prior Plan Award" means an award granted pursuant to the Prior Plan.

1.47   "Related Award" means an Award with which an Option, Share Unit or other Right is granted.

1.48   "Related Option" means an Option granted in connection with a specified Award.

1.49   "Related Share Unit" means a Share Unit granted in connection with a specified Award or by amendment of an outstanding Nonstatutory Stock Option or Restricted Share granted under the Plan or the Prior Plan.

1.50   "Related Right" means a Share Appreciation Right granted in connection with a specified Award or by amendment of an outstanding Nonstatutory Stock Option granted under the Plan.

1.51   "Restricted Share" means a Share awarded pursuant to Article 7.

1.52   "Restricted Share Unit" means a Share Unit awarded pursuant to Article 9.

1.53   "Right Period" means the period during which a Share Appreciation Right may be exercised.

1.54   "SEC" means the United States Securities and Exchange Commission, or any successor agency thereto, and shall include the staff of such commission.

1.55   "Section 409A" means Section 409A of the Internal Revenue Code.

1.56   "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.57   "Separation from Service" and "Separate from Service" mean the Grantee's death, retirement or other termination of employment or service with PNC that constitutes a "separation from service" within the meaning of Section 409A. A Grantee shall be presumed to have experienced a Separation from Service when the level of *bona fide* services performed permanently decreases to a level less than twenty percent (20%) of the average level of bona fide services performed during the immediately preceding thirty-six (36) month period or such other applicable period as provided by Section 409A.

1.58 "Service Relationship" means engagement of a Grantee by PNC in any capacity for which the Grantee receives compensation from PNC, including the receipt of compensation as an employee, consultant, independent contractor, officer, director, or advisory director.

1.59 "Share" means a share of authorized but unissued Common Stock or a reacquired share of Common Stock, including shares purchased by the Corporation on the open market for purposes of the Plan or otherwise.

1.60 "Share Appreciation Right" means a right to receive a payment based upon the appreciation in value of a Share and that is granted pursuant to Article 8.

1.61 "Share Award" means an award of Common Stock pursuant to Article 7.

1.62 "Share Unit" means right to receive a Share, or an amount based on the value of a Share, pursuant to Article 9.

1.63 "Specified Employee" means a key employee (as defined in Section 416(i) of the Internal Revenue Code without regard to paragraph (5) thereof) of PNC as determined in accordance with Section 409A and the procedures established by the Corporation.

1.64 "Subsidiary" means an entity which is a member of a "controlled group" or under "common control" with the Corporation as determined under Section 414(b) or (c) of the Internal Revenue Code. Notwithstanding the foregoing, except as otherwise determined by the Committee, an entity shall be deemed to be in a controlled group or under common control with the Corporation for this purpose if the Corporation either directly or indirectly owns at least 50% (or 20% with legitimate business criteria) of the total combined voting power of all classes of stock (or similar interests) of such entity or would otherwise satisfy the definition of service recipient under Section 409A.

1.65 "Substitute Awards" means shares issued or transferred under Awards made pursuant to an assumption, substitution, or exchange for previously granted awards of a company acquired by the Corporation in a transaction.

2. PURPOSE.

The purpose of this Plan is to promote the success and enhance the value of the Corporation by linking the personal interests of Eligible Persons to those of the Corporation's shareholders and by providing flexibility to PNC in its ability to motivate, attract and retain the services of Directors, officers, employees, consultants, independent contractors and other service providers to PNC upon whose judgment, interest and/or special effort are necessary to promote PNC's long-term growth and financial success.

3. PLAN ADMINISTRATION.

The Plan shall be administered by the Committee. In this regard, in addition to any other powers granted to the Committee, the Committee shall have the following powers, subject to the express provisions of the Plan:

3.1 to determine in its discretion the Eligible Persons or group of Eligible Persons to whom Awards shall be granted;

3.2 to determine the types of Awards to be granted;

3.3 to determine the number of Awards to be granted to an Eligible Person or to a group of Eligible Persons and the number of Shares (or in the case of Cash-Denominated Awards, the dollar amount) to be subject to each Award or pool of Awards;

3.4 to determine the terms and conditions of any Award, including, but not limited to, the Option Price, grant price, purchase price, Base Price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and recapture of gain on an Award, based in each case on considerations as the Committee in its sole discretion determines;

3.5 to determine all other terms and provisions of each Agreement, which need not be uniform as among Awards or Grantees;

3.6   to construe and interpret the Agreements and the Plan;

3.7   to require, whether or not provided for in the pertinent Agreement, of any Grantee, the making of any representations or agreements that the Committee may deem necessary or advisable in order to comply with, or qualify for advantageous treatment under, applicable securities, tax, or other laws;

3.8   to provide for satisfaction of statutory withholding and a Grantee's tax and other withholding liabilities and any amounts required to be accounted for to any tax authority arising in connection with the Plan through, without limitation, retention by the Corporation of shares of Common Stock otherwise issuable on the exercise of, or pursuant to, an Award (provided that the share amount retained shall not exceed the minimum applicable required withholding rate for federal (including FICA), state, local or non-United States tax or other liability, except as otherwise determined by the Committee as permitted under applicable law and accounting standards), or through delivery of Common Stock to the Corporation by the Grantee under such terms and conditions as the Committee deems appropriate, including but not limited to a share attestation procedure, or by delivery of a properly executed notice together with irrevocable instructions to a broker to promptly deliver to the Corporation the amount of sale or loan proceeds to pay the tax and other liabilities;

3.9   to make all other determinations and take all other actions necessary or advisable for the management and administration of the Plan, including but not limited to establishing, adopting, or revising any rules and regulations as it may deem necessary;

3.10   to delegate to officers or managers of PNC, or other members of the Board, the authority to make Awards to Eligible Persons, to select such Eligible Persons, and to determine such terms and conditions thereof as may be specified in such delegation, from a pool of Awards authorized by the Committee; and

3.11   without limiting the generality of the foregoing, to provide in its discretion in an Agreement:

(i)   for an agreement by the Grantee to render services to PNC upon such terms and conditions as may be specified in the Agreement, provided that the Committee shall not have the power under the Plan to commit PNC to employ or otherwise retain any Grantee;

(ii)   for restrictions on the transfer, sale or other disposition of Shares issued to the Grantee;

(iii)   for an agreement by the Grantee to resell to the Corporation, under specified conditions, Shares issued in connection with an Award;

(iv)   for the payment of the Option Price upon the exercise of an Option otherwise than in cash, including, without limitation, by delivery under such terms and conditions as the Committee deems appropriate, including but not limited to a share attestation procedure, of Common Stock valued at Fair Market Value on the exercise date of the Option, or a combination of cash and Common Stock; or by delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Corporation the amount of sale or loan proceeds to pay the Option Price, or to provide for automatic exercise of an Option with an Option Price less than the Fair Market Value per share of Common Stock as of the last business day of the applicable term of such Option;

(v)   for the deferral of receipt of amounts that otherwise would be distributed upon exercise or payment of an Award, the terms and conditions of any such deferral and any interest or Dividend Equivalent or other payment that shall accrue with respect to deferred distributions, subject to the provisions of Article 14;

(vi)   for the effect of a Change of Control on the rights of a Grantee with respect to any Award in accordance with Article 16 below; and

(vii)   for Dividend Equivalents as, or in connection with, an Award, under such terms and conditions as the Committee deems appropriate, including whether (a) such Dividend Equivalents shall be paid currently or shall be deferred; (b) deferred Dividend Equivalents shall accrue interest; (c) payout of Dividend Equivalents shall be subject to service and/or performance conditions; and (d) Dividend Equivalents shall be accrued as a cash obligation or converted to Share Units. In no event shall Dividend Equivalents be granted with respect to Options or Share Appreciation Rights. In addition, dividends and Dividend Equivalents granted with respect to an Award under the Plan shall vest and be distributed only to the extent any such underlying Award vests or is paid. Notwithstanding the foregoing, any deferral of the payment of a Dividend Equivalent shall comply with Section 409A.

Notwithstanding the foregoing, certain operational functions under the Plan shall be performed by the CEO or CHRO, or any of their respective designees; such functions may include, without limitation, documenting and communicating Awards made hereunder, maintaining records concerning such Awards, and satisfying (or assisting Grantees in satisfying) any applicable reporting, disclosure, tax filing or withholding, or other legal requirements concerning Awards.

Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of PNC, PNC's independent registered public accounting firm or other certified public accountants, or any executive compensation consultant or other professional retained by the Committee, the CEO or the CHRO, or any of their respective designees, to assist in the administration of the Plan.

Any determinations or actions made or taken by the Committee pursuant to this Article, the Plan and any Agreement shall be final, conclusive, and binding on the Grantee and the Grantee's beneficiaries and any other person having or claiming an interest under an Award and/or the Plan.

4. ELIGIBILITY.

Subject to the terms of the Plan and the applicable Agreement, the Committee may grant one or more Awards to Eligible Persons; provided, however, that Incentive Stock Options may not be granted to Directors, consultants, independent contractors, or other service providers who are not employees.

5. SHARES AVAILABLE UNDER THE PLAN.

5.1 Authorized Shares; Prior Plan; Prior Plan Awards.

(i) Subject to adjustment under Article 15, the maximum aggregate number of Shares available for issuance under the Plan shall be no more than the sum of (x) 28,000,000 and (y) the number of Shares that are authorized, but not issued (including such Shares subject to outstanding Awards) under the Prior Plan as of the Effective Date. The aggregate number of Shares available with respect to awards under the Plan shall be reduced by one Share for each Share to which an Award relates; provided, however, that each Share issued pursuant to an Award, other than Options or Share Appreciation Rights, shall reduce the aggregate plan limit by 2.5 Shares.

(ii) The Plan serves as the successor to the Prior Plan, and no further Prior Plan Awards shall be made after the Effective Date. However, all awards under the Prior Plan outstanding on the Effective Date shall continue in full force and effect in accordance with their terms, and no provision of this Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of those Prior Plan Awards with respect to their acquisition of shares of Common Stock thereunder.

(iii) To the extent any Prior Plan Awards outstanding under the Prior Plan as of the Effective Date are forfeited or surrendered or expire or terminate unexercised for any reason without issuance, the number of Shares subject to those forfeited, surrendered, expired or terminated awards at the time of forfeiture, surrender, expiration or termination shall be added to the share reserve under this Plan and accordingly shall be available for issuance hereunder.

5.2 Award Limitations Under the Plan.

(i) Subject to adjustment under Article 15, the aggregate number of Shares that may be issued or transferred under the Plan pursuant to Incentive Stock Options shall not exceed the number of Shares reserved for issuance under the Plan as of the Effective Date and no shares will be available under Prior Plan.

(ii) Subject to adjustment as described below in Article 15, the maximum aggregate grant date value of Shares subject to Awards granted to any Director during any calendar year shall not exceed $750,000 in total value. For purposes of this limit, the value of such Awards shall be calculated based on the grant date fair value of such Awards for financial reporting purposes. The independent members of the Board may make exceptions to this limit for a non-executive chair of the Board, provided that the Director receiving such additional compensation may not participate in the decision to award such compensation.

(iii) The limitations contained in this Section 5.2 shall apply only with respect to Awards granted under this Plan, and limitations on awards granted under any other incentive plan maintained by the Corporation will be governed solely by the terms of such other plan.

(iv)   Notwithstanding any other provision of the Plan to the contrary, equity-based Awards granted under the Plan shall vest no earlier than the first anniversary of the date the Award is granted (excluding, for this purpose, any (i) Substitute Awards, (ii) Shares delivered in lieu of fully vested cash Awards and (iii) Awards to Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders which is at least fifty (50 weeks after the immediately preceding year's annual meeting); provided, that, the Committee may grant equity-based Awards without regard to the foregoing minimum vesting requirement with respect to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to Section 5.1 (subject to adjustment under Article 15); and, provided further, for the avoidance of doubt, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, death, Disability or a Change of Control, in the terms of the Award or otherwise.

5.3   Shares Added Back to Reserve. If (i) an Award lapses, expires, terminates, or is cancelled without the Shares underlying the Award being issued (or any portion thereof), (ii) it is determined during or at the conclusion of the term of an Award that all or some portion of the Shares underlying the Award may not be issued on the basis that the conditions for such issuance were not or shall not be satisfied, (iii) any Award (or portion thereof) is settled for cash, (iv) Shares to be issued pursuant to an Award are forfeited, or (v) Shares are issued pursuant to an Award and the Corporation subsequently reacquires such Shares pursuant to rights reserved upon the issuance of such Shares, then, in all such cases, such Shares shall be re-credited to the Plan's reserve (in the same amount as such Shares depleted the reserve); provided, however, that Shares re-credited to the Plan pursuant to clause (v) may not increase the number of Shares which may be issued pursuant to Incentive Stock Options.

5.4   Shares Not Added Back to Reserve. Notwithstanding the foregoing, in no event shall the following Shares be re-credited to the Plan's reserve: Shares (i) delivered in payment of the Option Price, Base Price or other exercise price of an Award; (ii) delivered to or withheld by the Corporation to satisfy Federal, state, local or non-United States tax or other withholding obligations; (iii) purchased by the Corporation using proceeds from Option exercises; and (iv) not issued or delivered as a result of a net settlement of an outstanding Option or Share Appreciation Right.

5.5   Cash-Only Awards. Awards that only entitle the Grantee to receive cash and do not entitle the Grantee to receive or purchase Shares shall not be counted against the aggregate number of Shares available for Awards under the Plan.

5.6   Substitute Awards Relating to Acquired Entities. Substitute Awards shall not reduce the number of Shares reserved under the Plan and available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and shall not reduce the Plan's share reserve (subject to applicable stock exchange listing and Internal Revenue Code requirements). Additionally, in the event that a company acquired by the Corporation with which PNC, on a combined basis, has shares available under a preexisting plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such preexisting plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of Shares reserved for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided in this Section 5; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the preexisting plan, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of PNC prior to such acquisition or combination. Notwithstanding the foregoing, Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended be an Incentive Stock Option within the meaning of Section 422 of the Internal Revenue Code shall be counted against the aggregate number of Shares reserved for the grant of Incentive Stock Options under the Plan.

6.   OPTIONS.

6.1   Subject to the provisions of the Plan, the Committee is authorized to grant Incentive Stock Options and/or Nonstatutory Stock Options to any employee of PNC (or a parent or subsidiary of PNC within the meaning of Section 424(e) and (f) of the Internal Revenue Code) who is an Eligible Person, and to grant Nonstatutory Stock Options to any Director, consultants, independent contractors or other service providers who are not employees.

6.2   All Options shall be evidenced by an Agreement. All Agreements granting Incentive Stock Options shall contain a statement that the Option is intended to be an Incentive Stock Option; if no such statement is included in the Agreement, or if the Agreement affirmatively states that the Option is intended to be a Nonstatutory Stock Option, the Option shall be a Nonstatutory Stock Option.

6.3   The Option Period shall be determined by the Committee and specifically set forth in the Agreement, provided that an Option shall not be exercisable after ten years from the Grant Date (or five years from the Grant Date in the case of Incentive Stock Options granted to 10% Shareholders) and shall not be exercisable until the expiration of at least 12 months from the Grant Date, except that this limitation need not apply in the event of the death or Disability of the Grantee or (other than with respect to Grantees who are Non-Exempt Employees) as otherwise permitted by the Agreement.

6.4   All Incentive Stock Options granted under the Plan should comply with the provisions of Section 422 of the Internal Revenue Code and with all other applicable rules and regulations, except to the extent the Committee determines otherwise. If an Option that is intended to be an Incentive Stock Option fails to meet the requirements thereof, the Option shall automatically be treated as a Nonstatutory Stock Option to the extent of such failure. If the aggregate Fair Market Value of the Shares subject to all Incentive Stock Options granted to a Grantee (as determined on the date of grant of each such Option) that become exercisable during a calendar year exceeds the dollar limitation set forth in Section 422(d) of the Internal Revenue Code, then such Incentive Stock Options shall be treated as Nonstatutory Stock Options to the extent such limitation is exceeded.

6.5   The Option Price for any Option shall not be less than the Fair Market Value of a Share on the Grant Date (or 110% of the Fair Market Value in the case of an Incentive Stock Option granted to a 10% Shareholder).

6.6   The Committee shall determine the methods by which the Option Price of an Option may be paid and the form or forms of payment that may be permitted.

6.7   All other terms of Options granted under the Plan shall be determined by the Committee in its sole discretion.

6.8   The Committee may provide in the Agreement evidencing the grant of an Option that the Committee, in its sole discretion, shall have the right to substitute a Share Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided, however, that the substituted Share Appreciation Right shall be exercisable with respect to the same number of Shares for which the Option being replaced would have been exercisable, the Base Price for the substituted Share Appreciation Right shall be the same as the Option Price for the Option being replaced, and the Right Period shall be the same term as the Option Period for the Option being replaced.

6.9   Notwithstanding anything in this Plan to the contrary, other than in connection with adjustments as described in Article 15 or in connection with a Change of Control as described in Article 16, neither the Committee nor any other person may, without obtaining shareholder approval, (i) amend the terms of outstanding Options to reduce the Option Price of such outstanding Options; (ii) cancel outstanding Options in exchange for Options with an Option Price that is less than the Option Price of the original Options; (iii) cancel outstanding Options with an Option Price above the current Share price in exchange for cash or other securities; or (iv) take any other action with respect to an Option that would be treated as a repricing under the rules and regulations of the principal securities exchange on which the Shares are traded. In addition, the Committee may not make a grant of an Option with a grant date that is effective prior to the date the Committee takes action to approve such Award.

7.   SHARE AWARDS AND RESTRICTED SHARES.

7.1   Subject to the provisions of the Plan, the Committee is authorized to grant Share Awards to any Eligible Person in such amounts and subject to such terms and conditions as determined by the Committee. All Share Awards shall be evidenced by an Agreement.

7.2   Shares issued pursuant to a Share Award may be issued for consideration or no consideration (except as required by applicable law), and may be subject to restrictions or no restrictions, as determined by the Committee. A Share Award that is issued subject to restrictions is referred to in this Plan as a Restricted Share. The Committee may establish conditions under which restrictions on Restricted Shares shall lapse over time or according to such other criteria as the Committee deems appropriate.

7.3   Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, restrictions on the right to vote Restricted Shares or the right to receive dividends on Restricted Shares), subject to applicable law. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of an Award or thereafter, provided that no restrictions shall lapse prior to the expiration of 12 months from the Grant Date, except that this limitation need not apply in the event of the death or Disability of the Grantee or (other than with respect to Grantees who are Non-Exempt Employees) as otherwise permitted by the Agreement.

7.4   Except as otherwise determined by the Committee at the time of the grant of an Award or thereafter, upon termination of employment or service with PNC during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited.

7.5   Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee determines. If certificates representing Restricted Shares are registered in the name of the Grantee, those certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Corporation may, at its discretion, retain physical possession of certificates until such time as all applicable restrictions lapse.

7.6   If a Grantee makes an election pursuant to Section 83(b) of the Internal Revenue Code with respect to a Share Award or Restricted Shares, the Grantee shall file, within 30 days following the date of grant, a copy of such election with PNC and with the Internal Revenue Service in accordance with the regulations under Section 83(b) of the Internal Revenue Code.

8.   SHARE APPRECIATION RIGHTS.

8.1   Subject to the provisions of the Plan, the Committee may grant Share Appreciation Rights to any Eligible Person, upon such terms and conditions as the Committee deems appropriate under this Article 8.

8.2   A Share Appreciation Right may be granted under the Plan:

(i)   in connection with, and at the same time as, the grant of another Award to an Eligible Person;

(ii)   by amendment of an outstanding Nonstatutory Stock Option granted under the Plan to an Eligible Person; or

(iii)   independently of any Award granted under the Plan.

A Share Appreciation Right granted under clause (i) or (ii) of the preceding sentence is a Related Right. A Related Right may, in the Committee's discretion, apply to all or a portion of the Shares subject to the Related Award.

8.3   A Share Appreciation Right may be exercised in whole or in part as provided in the Agreement, and, subject to the provisions of the Agreement, entitles its Grantee to receive, without any payment to the Corporation (other than required tax or other withholding amounts), either cash or that number of Shares (equal to the highest whole number of Shares), or a combination thereof, in an amount or having a Fair Market Value determined as of the date such Award is exercised not to exceed the number of Shares subject to the portion of the Share Appreciation Right exercised multiplied by an amount equal to the excess of the Fair Market Value on the exercise date of the Share Appreciation Right over the Base Price. The Base Price shall not be less than the Fair Market Value as of the Grant Date.

8.4   The Right Period shall be determined by the Committee and specifically set forth in the Agreement, provided, however:

(i)   a Share Appreciation Right may not be exercised until the expiration of at least 12 months from the Grant Date, except that this limitation need not apply in the event of the death or Disability of the Grantee or (other than with respect to Grantees who are Non-Exempt Employees) as otherwise permitted by the Agreement;

(ii)   a Share Appreciation Right shall expire no later than the earlier of (A) ten years from the Grant Date, or (B) in the case of a Related Right, the expiration of the Related Award; and

(iii)   a Share Appreciation Right that is a Related Right may be exercised only when and to the extent the Related Award is exercisable.

8.5   Notwithstanding anything in this Plan to the contrary, other than in connection with capital adjustments as described in Article 15 or in connection with a Change of Control as described in Article 16, neither the Committee nor any other person may, without obtaining shareholder approval, (i) amend the terms of outstanding Share Appreciation Rights to reduce the Base Price of such outstanding Share Appreciation Rights; (ii) cancel outstanding Share Appreciation Rights in exchange for Share Appreciation Rights with an Base Price that is less than the Base Price of the original Share Appreciation Rights; (iii) cancel outstanding Share Appreciation Rights with an Base Price above the current Share price in exchange for cash or other securities; or (iv) take any other action with respect to a Share Appreciation Right that would be treated as a repricing under the rules and regulations of the principal securities exchange on which the Shares are traded. In addition, the Committee may not make a grant of a Share Appreciation Right with a grant date that is effective prior to the date the Committee takes action to approve such Award.

9. SHARE UNITS AND RESTRICTED SHARE UNITS.

9.1   Subject to the provisions of the Plan, the Committee may grant Share Units to any Eligible Person, upon such terms and conditions as the Committee deems appropriate under this Article 9. Each Share Unit shall represent the right of the Grantee to receive a Share or an amount in cash based on the value of a Share upon such terms and conditions as the Committee deems appropriate.

9.2   Share Units may be issued for consideration or no consideration (except as required by applicable law) and may be subject to restrictions or no restrictions, as determined by the Committee. A Share Unit that is issued subject to restrictions is referred to as a Restricted Share Unit. The Committee may establish conditions under which restrictions on Restricted Share Units shall lapse over time or according to such other criteria as the Committee deems appropriate.

9.3   Share Units may be granted under the Plan:

(i)   in connection with, and at the same time as, the grant of another Award to an Eligible Person;

(ii)   by amendment of an outstanding Nonstatutory Stock Option or Restricted Share granted under the Plan or the Prior Plan to an Eligible Person; or

(iii)   independently of any Award granted under the Plan.

A Share Unit granted under subparagraph (i) or (ii) of the preceding sentence is a Related Share Unit. A Related Share Unit may, in the Committee's discretion, apply to all or a portion of the Shares subject to the Related Award. A Share Unit may not be granted in connection with, or by amendment to, an Incentive Stock Option.

9.4   Share Units may be paid at the end of a specified period, or payment may be deferred to a date authorized by the Committee in accordance with the deferral requirements set forth in Section 409A, to the extent applicable, provided that no restrictions shall lapse on Restricted Share Units prior to the expiration of at least 12 months from the Grant Date (except that this limitation need not apply in the event of the death or Disability of the Grantee or as otherwise permitted by the Agreement).

9.5   Payment with respect to Share Units shall be made in cash, in Shares, or in a combination of the two, as determined by the Committee and set forth in the Agreement. The Agreement shall specify the maximum number of Shares (which may be determined by a formula) that shall be paid under the Share Units.

9.6   The Committee shall determine in the Agreement under what circumstances a Grantee may retain Restricted Share Units after termination of the Grantee's employment or service with PNC, and the circumstances under which Restricted Share Units may be forfeited.

10. PERFORMANCE AWARDS.

10.1   The Committee is authorized to grant Performance Awards to any Eligible Person payable in cash, Shares, or a combination thereof, on terms and conditions established by the Committee. The amount, terms and conditions of any Performance Award granted under the Plan shall be set forth in an Agreement which shall contain provisions determined by the Committee. The Committee may provide in the Agreement that Awards shall be payable, in whole or in part, in the event of the Grantee's death or Disability, a change of control or under other circumstances consistent with the Internal Revenue Code.

10.2   The performance goals to be achieved during any Performance Period shall be determined by the Committee upon the grant of each Performance Award, may be based upon Performance Criteria or any other criteria that the Committee, in its sole discretion, may determine, and may be particular to an Eligible Person or to the department, branch, Subsidiary or other unit in which the Eligible Person works, or may be based on the performance of the Corporation or of a specified portion or portions of PNC generally. The length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award and shall be at least 12 months in duration, except as otherwise specified in the Agreement.

10.3   The Committee shall determine whether, and the extent to which, the applicable performance goals have been achieved or satisfied and the amount of the Performance Awards that shall be distributed based upon such determination. Except as provided in an Agreement, Performance Awards shall be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis.

11. OTHER SHARE-BASED AWARDS.

The Committee may grant Other Share-Based Awards, which are Awards other than those described in Articles 6 through 10 of the Plan, including Dividend Equivalents, to any Eligible Person on such terms and conditions as the Committee determines, provided that the number of Other Share-Based Awards granted to an Eligible Person during a calendar year shall not exceed the applicable limitations set forth in Article 5 when aggregated with other applicable Awards made to such Eligible Person during that calendar year. Other Share-Based Awards may be awarded subject to the achievement of Performance Criteria or other conditions and may be payable in cash, Shares, or any combination of the foregoing, as the Committee determines.

12. CASH-DENOMINATED AWARDS.

The Committee is authorized to grant Cash-Denominated Awards entitling Eligible Persons to receive a specified dollar amount (which may be determined by a formula) based upon the achievement of specified Performance Criteria or other conditions, provided that the amount of any Cash-Denominated Award granted to an Eligible Person during a calendar year shall not exceed the applicable limitations set forth in Article 5 when aggregated with other applicable Awards made to such Eligible Person during that calendar year. The Committee shall determine the terms and conditions of such Awards, which may be payable in cash, Shares, or any combination of the foregoing, as the Committee determines.

13. EXERCISE; PAYMENT OF WITHHOLDING TAXES.

(i)   Exercise of an Award. An Award that is exercisable by the Grantee may, subject to the provisions of the Agreement under which it was granted, be exercised in whole or in part by the delivery to the Corporation or its designated agent of a notice of exercise in such form as the Committee or its designated agent may prescribe. The exercise, however, shall not be effective until the Corporation or its designated agent has received such notice and shall be subject to receipt by the Corporation of payment of any applicable Option Price or Base Price, if applicable, calculation by the Corporation of the applicable taxes and other amounts required to be withheld or accounted for to any tax authority, and receipt by the Corporation of payment for any such applicable taxes and amounts.

(ii)   Required Withholdings. All Awards under the Plan shall be subject to applicable United States federal (including FICA), state, local and non-United States tax and other amounts required to be withheld or accounted for to any tax authority. PNC may require that the Grantee or other person receiving Awards or exercising Awards pay to PNC an amount sufficient to satisfy such tax withholding requirements with respect to such Awards, or PNC may deduct from other wages and compensation paid by PNC the amount of any withholding taxes due with respect to such Awards, or PNC may take such other action as the Committee may deem advisable to enable PNC to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award.

(iii)   Share Withholding. The Committee may permit or require PNC's tax withholding obligation with respect to Awards paid in Common Stock to be satisfied by having shares withheld up to an amount that does not exceed the Grantee's applicable withholding tax rate for United States federal (including FICA), state and local, foreign country or other tax liabilities. The Committee may, in its discretion, and subject to such rules as the Committee may adopt, allow Grantees to elect to have such share withholding applied to all or a portion of the tax withholding obligation arising in connection with any particular Award.

14. DEFERRAL OF AWARDS.

If a Grantee so elects in accordance with the terms of an Agreement, the Grantee may defer any or all of an amount otherwise payable in connection with an Award in accordance with the provisions of a deferred compensation plan maintained by PNC, provided that:

(i)   the Grantee makes such election by delivering to the Corporation written notice of such election, at such time and in such form as the Committee may from time to time prescribe in accordance with the deferral requirements set forth in Section 409A;

(ii)   such election shall be irrevocable;

(iii)   such deferred payment shall be made in accordance with the provisions of such deferred compensation plan; and

(iv)   the terms of the deferred compensation plan and the election to defer under this Plan comply with Section 409A.

15. CAPITAL ADJUSTMENTS.

If there is any change in the number or kind of shares of Common Stock outstanding by reason of (i) a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares; (ii) a merger, reorganization or consolidation; (iii) a reclassification or change in par value; or (iv) any other extraordinary or unusual event affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration, or if the value of outstanding Common Stock is substantially reduced as a result of a spinoff or the Corporation's payment of an extraordinary dividend or distribution, the maximum number and kind of Common Stock available for issuance under the Plan, the maximum number and kind of shares that may be issued pursuant to Incentive Stock Options granted under the Plan, the maximum amount of Grants which a Director may receive in any year (subject to Section 5.2), the number and kind of shares covered by outstanding Awards, the number and kind of shares issued and to be issued under the Plan, and the price per share or the applicable market value of such Awards shall be equitably adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, the issued Shares to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding Awards. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, and acquisitions and dispositions of businesses and assets) affecting the Corporation, any Subsidiary, any affiliate or any business unit, or the financial statements of the Corporation or any Subsidiary or any affiliate, or in response to changes in applicable laws, regulations, or accounting principles. Additionally, the Committee may substitute, on an equitable basis as the Committee determines, for each share of Common Stock then subject to an Award and the shares subject to this Plan (if this Plan will continue in effect), the number and kind of shares of stock, other securities, cash or other property to which holders of Common Stock are or will be entitled in respect of each share pursuant to the corporate events described clauses (i) through (iv) above. In addition, in the event of a Change of Control, the provisions of Section 16 of the Plan shall apply. Any adjustments to outstanding Awards shall be consistent with Section 409A or Section 424 of the Internal Revenue Code, to the extent applicable. Subject to Article 17, the adjustments of Awards under this Article 15 shall include adjustment of shares, Option Price, Base Price, Performance Criteria or other terms and conditions, as the Committee deems appropriate. The Committee shall have the sole discretion and authority to determine what appropriate adjustments shall be made and any adjustments determined by the Committee shall be final, binding, and conclusive.

16. CONSEQUENCES OF A CHANGE OF CONTROL

16.1   Assumption of Outstanding Awards. Unless the Agreement provides otherwise, upon a Change of Control where the Corporation is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding Awards that are not exercised, vested or paid at the time of the Change of Control shall be continued, assumed by, or replaced with grants (which may be in respect to cash, securities, or a combination thereof) that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation). After a Change of Control, references to the "Corporation" as they relate to employment matters shall include the successor employer in the transaction, subject to applicable law. For purposes of the foregoing, an Award under the Plan shall not be treated as continued, assumed, or replaced on comparable terms unless it is continued, assumed, or replaced with substantially equivalent terms, including, without limitation, the same vesting terms.

16.2   Other Alternatives. In the event of a Change of Control, if any outstanding Awards are not continued, assumed by, or replaced with grants that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), the Committee may (but is not obligated to) make adjustments to the terms and conditions of outstanding Awards, including, without limitation, taking any of the following actions (or combination thereof) with respect to any or all outstanding Awards, without the consent of any Grantee: (i) the Committee may determine that outstanding Options and Share Appreciation Rights shall automatically accelerate and become fully exercisable and the restrictions and conditions on outstanding Share Awards, Restricted Shares, Share Units, Restricted Share Units, Performance Awards Other Stock-Based Awards, Cash-Denominated Awards and Dividend Equivalents shall immediately lapse; (ii) the Committee may determine that Grantees shall receive a payment in settlement of outstanding Share Awards, Restricted Shares, Share Units,

Restricted Share Units, Performance Awards Other Stock-Based Awards, Cash-Denominated Awards and Dividend Equivalents, in such amount and form as may be determined by the Committee; (iii) the Committee may require that Grantees surrender their outstanding Options and Share Appreciation Rights in exchange for a payment by the Corporation, in cash or Common Stock as determined by the Committee, in an amount equal to the amount, if any, by which the then Fair Market Value of the Shares subject to the Grantee's unexercised Options and Share Appreciation Rights exceeds the Option Price or Base Price; and (iv) after giving Grantees an opportunity to exercise all of their outstanding Options and Share Appreciation Rights, the Committee may terminate any or all unexercised Options and Share Appreciation Rights at such time as the Committee deems appropriate. Such surrender, termination or payment shall take place as of the date of the Change of Control or such other date as the Committee may specify. Without limiting the foregoing, if the per share Fair Market Value of the Shares does not exceed the per share Option Price or Base Price, as applicable, the Corporation shall not be required to make any payment to the Grantee upon surrender of the Option or Share Appreciation Right.

16.3   Contingent Amounts. The Committee shall have the authority to provide that any escrow, holdback, earn-out or similar provisions in the definitive agreement effecting the Change of Control shall apply to any cash payment made pursuant to Section 16.3 to the same extent and in the same manner as such provisions apply to a holder of Shares.

16.4   Termination of Outstanding Awards. Immediately following the consummation of the Change of Control, all outstanding Awards shall terminate and cease to be outstanding, except to the extent assumed by the successor (or parent thereof) or otherwise continued in full force and effect pursuant to the terms of the Change of Control transaction.

17. TERMINATION OR AMENDMENT.

17.1   The Board or the Committee may amend, alter or terminate this Plan in any respect, at any time; provided, however, that, after this Plan has been approved by the shareholders of the Corporation, no amendment, alteration or termination of this Plan shall be made by the Board or the Committee without approval of (i) the Corporation's shareholders to the extent shareholder approval of the amendment is required by applicable law or regulations or the requirements of the principal exchange or interdealer quotation system on which the Common Stock is listed or quoted, and (ii) each affected Grantee if such amendment, alteration or termination would adversely affect, in a material way, his or her rights or obligations under any grant or award made prior to the date of such amendment, alteration or termination except as otherwise permitted under Articles 14, 18 and 21.

17.2   The effective date of any amendment to the Plan shall be the date specified by the Board or Committee, as applicable. Any amendments to the Plan requiring shareholder approval pursuant to Section 17.1 are subject to approval by vote of the shareholders of the Corporation within 12 months after their adoption by the Board or the Committee. Subject to that approval, any such amendments are effective as of the date on which they are adopted by the Board or the Committee. Awards may be granted or awarded prior to shareholder approval of amendments, but each Award requiring such amendments shall be subject to the approval of the amendments by the shareholders. The date on which any such Award is made prior to shareholder approval of the amendment shall be the Grant Date for all purposes of the Plan as if the Award had not been subject to approval. No Award granted subject to shareholder approval of an amendment may be exercised prior to obtaining such shareholder approval, and any dividends payable thereon are subject to forfeiture if such shareholder approval is not obtained.

18. MODIFICATION, EXTENSION AND RENEWAL OF AWARDS.

18.1   Subject to the terms and conditions of Section 409A and Section 424 of the Internal Revenue Code and the Plan and within the limitations of the Plan, the Committee may modify, extend or renew outstanding Awards, or accept the surrender of outstanding Awards (to the extent not theretofore exercised where applicable) granted under the Plan or under any other plan of PNC or a company or similar entity acquired by PNC, and authorize the granting of new Awards pursuant to the Plan in substitution therefor (to the extent not theretofore exercised where applicable), and the modified, extended, renewed or substituted Awards may have any provisions that are authorized by the Plan; provided, however, that unless approved by the shareholders of the Corporation, a modified, extended, renewed or substituted Option or Share Appreciation Right Award may not specify a lower Option Price or Base Price than the Option or Share Appreciation Right that is being modified, extended, renewed or replaced. Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify the terms of any outstanding Agreement. Notwithstanding the foregoing, however, no modification of an Award granted under the Plan shall (i) without the consent of the Grantee, adversely affect, in a material manner, the rights or obligations of the Grantee except as otherwise permitted under Articles 14, 18 or 21 or (ii) reduce the Option Price or Base Price of an Award where applicable.

18.2   The Committee may make adjustments to the terms and conditions of, and any Performance Criteria included in, Awards in recognition of unusual or non-recurring events (including, without limitation, the events described in Article 15) affecting the Corporation or financial statements of the Corporation or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding upon Grantees, the Corporation, and all other interested persons.

19. TERM OF THE PLAN.

Unless sooner terminated by the Board or the Committee pursuant to Article 17, the Plan shall terminate on April 21, 2036, and no new Awards may be granted after the applicable termination date. The termination shall not affect the validity of any Awards outstanding on the date of termination, including any rights in accordance with the applicable Agreement to make new grants in substitution for a Restricted Share or Restricted Share Unit, or a portion thereof, that is forfeited.

20. INDEMNIFICATION OF COMMITTEE.

In addition to such other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee and its delegates shall be indemnified by the Corporation against the reasonable expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Awards granted hereunder, and against all amounts reasonably paid by them in settlement thereof or paid by them in satisfaction of a judgment in any such action, suit or proceeding, if such members acted in good faith and in a manner which they believed to be in, and not opposed to, the best interests of the Corporation.

21. COMPLIANCE WITH SECTION 409A OF THE CODE.

21.1   Notwithstanding any provision of the Plan or an Agreement to the contrary, if any Award or benefit provided under this Plan is subject to the provisions of Section 409A, the provisions of the Plan and any applicable Agreement shall be administered, interpreted and construed in a manner necessary to comply with Section 409A or an exception thereto (or disregarded to the extent such provision cannot be so administered, interpreted or construed). The following provisions shall apply, as applicable:

(i)   If a Grantee is a Specified Employee and a payment subject to Section 409A (and not excepted therefrom) is due as a result of the Grantee's Separation from Service, such payment shall be delayed for a period of six (6) months after the date the Grantee Separates from Service (or, if earlier, the death of the Grantee). Any payment that would otherwise have been due or owing during such six-month period shall be paid immediately following the end of the six-month period in the month following the month containing the six-month anniversary of the date of termination unless another compliant date is specified in the applicable Agreement.

(ii)   For purposes of Section 409A, and to the extent applicable to any Award or benefit under the Plan, it is intended that distribution events qualify as permissible distribution events for purposes of Section 409A and shall be interpreted and construed accordingly. With respect to payments subject to Section 409A, the Corporation reserves the right to accelerate and/or defer any payment to the extent permitted and consistent with Section 409A. Whether a Grantee has Separated from Service or employment shall be determined based on all of the facts and circumstances and, to the extent applicable to any Award or benefit, in accordance with the guidance issued under Section 409A.

(iii)   The Committee, in its discretion, may specify the conditions under which the payment of all or any portion of any Award may be deferred until a later date. Deferrals shall be for such periods or until the occurrence of such events, and upon such terms and conditions, as the Committee shall determine, in its discretion, in accordance with the provisions of Section 409A, the regulations and other binding guidance promulgated thereunder; provided, however, that no deferral shall be permitted with respect to Options and other stock rights subject to Section 409A. An election shall be made by filing an election with the Corporation (on a form provided by the Corporation) on or prior to December 31st of the calendar year immediately preceding the beginning of the calendar year (or other applicable service period) to which such election relates (or at such other date as may be specified by the Committee to the extent consistent with Section 409A) and shall be irrevocable for such applicable calendar year (or other applicable service period).

(iv)   The grant of Options and other Share rights subject to Section 409A shall be granted under terms and conditions consistent with Treas. Reg. § 1.409A-1(b)(5) such that any such Award does not constitute a deferral of compensation under Section 409A.

22. GENERAL PROVISIONS.

22.1   The establishment of the Plan shall not confer upon any Eligible Person any legal or equitable right against the Corporation, any Subsidiary, or the Committee, except as expressly provided in the Plan.

22.2   All grants and awards under the Plan are subject to the condition subsequent that an appropriate Agreement be signed by the parties.

22.3   Neither the Plan nor any Agreement constitutes inducement or consideration for the employment or retention of any Eligible Person, nor are they a contract of employment or retention for a specific term between the Corporation or any Subsidiary and any Eligible Person. Participation in the Plan shall not give an Eligible Person any right to be retained in the service of the Corporation or any Subsidiary as an employee, a director or otherwise.

22.4   The Corporation and its Subsidiaries may assume options, warrants, or rights to purchase shares issued or granted by other corporations whose shares or assets are acquired by the Corporation or its Subsidiaries, or which are merged into or consolidated with the Corporation or its Subsidiaries. Neither the adoption of this Plan, nor its submission to the shareholders, shall be taken to impose any limitations on the powers of the Corporation or its affiliates to issue, grant, or assume options, warrants, or rights otherwise than under this Plan, or to adopt other share option or restricted share plans or other incentives, or to impose any requirement of shareholder approval upon the same.

22.5   Except as the Committee may otherwise provide, or as may otherwise be required by a deferral election pursuant to Article 14, the interests of any Eligible Person under the Plan are not subject to the claims of creditors and no Award and no right under any such Award may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent or distribution. Each Award or right under any Award shall be exercisable during the Grantee's lifetime only by the Grantee, or if permissible under applicable law, by the Grantee's guardian, legal representative, or, at the discretion of the Committee, to the Grantee's designated beneficiary.

22.6   The Board or the Committee may, in its sole discretion, delegate authority hereunder not already delegated by the terms hereof, including but not limited to delegating authority to select Eligible Persons, to grant Awards, to establish terms and conditions of Awards, or to amend, manage, administer, interpret, construe or vary the Plan or any Awards or Agreements, to the extent permitted by applicable law or administrative or regulatory rule.

22.7   The Committee has the authority to grant Awards to Grantees who are foreign nationals or employed outside the United States on any different terms and conditions than those specified in the Plan that the Committee, in its discretion, believes to be necessary or desirable to accommodate differences in applicable law, tax policy, or custom, while furthering the purposes of the Plan. The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities, or tax laws of various jurisdictions. Notwithstanding the foregoing, the Committee may not approve any sub-plan inconsistent with the terms or share limits in the Plan or which would otherwise cause the Plan to cease to satisfy any conditions under Rule 16b-3 under the 1934 Act.

22.8   All Awards under the Plan shall be subject to any applicable share trading policies and other policies that may be approved or implemented by the Board or the Committee from time to time, whether or not approved before or after the Effective Date. All Awards and amounts payable under the Plan are additionally subject to the terms of any Clawback Policy. Further, to the extent permitted by applicable law, including without limitation Section 409A, all amounts payable under the Plan are subject to offset in the event that a Grantee has an outstanding clawback, recoupment or forfeiture obligation to the Corporation under the terms of any applicable Clawback Policy. In the event of a clawback, recoupment or forfeiture event under an applicable Clawback Policy, the amount required to be clawed back, recouped or forfeited pursuant to such policy shall be deemed not to have been earned under the terms of the Plan, and the Corporation shall be entitled to recover from the Grantee the amount specified under the Clawback Policy to be clawed back, recouped or forfeited.

22.9   Shares acquired by an Eligible Person under this Plan upon the exercise of an Option or Share Appreciation Right, upon a grant of a Restricted Share becoming nonforfeitable or upon settlement of a Restricted Share Unit or Performance Award may be subject to share retention guidelines or minimum holding requirements established by the Corporation.

22.10   The Plan shall be governed, construed, and administered in accordance with the laws of the Commonwealth of Pennsylvania, without reference to its conflict of laws provisions, and it is the intention of the Corporation that Incentive Stock Options granted under the Plan qualify as such under Section 422 of the Internal Revenue Code.

22.11   Although it is the intent of PNC that this Plan and Awards hereunder, to the extent the Committee deems appropriate and to the extent applicable, comply with Rule 16b-3 and Section 409A and Section 422 of the Internal Revenue Code: (i) none of the Corporation, the Board or the Committee warrants that any Award under the Plan shall qualify for favorable tax treatment under any provision of the federal, state, local or non-United States law; and (ii) in no event shall any member of the Board or the Committee or PNC (or its employees, officers or directors) have any liability to any Grantee (or any other person) due to the failure of an Award to satisfy the requirements of Rule 16b-3 or Section 409A or Section 422 of the Internal Revenue Code or for any tax, interest, or penalties the Grantee might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

Annex C – Regulations for conduct at the annual meeting

In the interest of a fair and orderly meeting, and to accommodate as many shareholders as possible who may wish to ask questions, we have established the following rules:

1. **Calling the Meeting to Order**

   Our CEO will preside as the Chair of the meeting. The Chair will call the meeting to order promptly at 11:00 a.m. Eastern Time. The Chair will conduct the meeting in accordance with the meeting agenda and these Regulations for Conduct. The Chair retains sole authority to make any and all determinations with respect to the conduct of the meeting.

2. **How to Vote**

   You may vote online during the virtual annual meeting by logging in as a shareholder using the control number you received with your proxy materials. The Chair will announce the opening and closing of the polls. No votes will be accepted after the polls have closed. If you have already voted your shares prior to the annual meeting, you do not need to vote those shares during the annual meeting unless you want to revoke or change your vote.

3. **Submission of Questions**

   We welcome questions from our shareholders. You may submit questions on the virtual meeting website by logging in as a shareholder using the control number you received with your proxy materials. Questions may be submitted during and prior to the annual meeting. We have scheduled a general question and answer session at the conclusion of the meeting to discuss matters not on the meeting agenda but appropriate for discussion. Each shareholder will be limited to one question.

4. **Responses to Questions; Time Limit**

   Questions from shareholders will be taken on a rotating basis. If multiple questions are submitted on the same topic, we will summarize and respond collectively. We have allocated one hour for the meeting, including to address questions. Please keep questions brief in order to give us the opportunity to address as many questions as possible. We will make every effort to address questions that are consistent with these Regulations for Conduct.

5. **Other Limitations**

   The Chair may refuse to permit a nomination or proposal to be made by a shareholder who has not complied with applicable laws or rules, or the procedures set forth in PNC's Bylaws. The Chair may choose not to address questions if it appears they have already been adequately addressed or are not appropriate, or for other reasons. Personal matters are not appropriate for discussion. The Chair will not address questions that include rudeness or personal attacks or that are otherwise in bad taste, and the injection of irrelevant controversy is not permitted at any time.

   The Annual Meeting of Shareholders is recorded.

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THE PNC FINANCIAL SERVICES GROUP

